Filed Pursuant to Rule 424(b)(3)

Registration No. 333-197258

PROXY STATEMENT FOR THE SPECIAL MEETING OF

LSB FINANCIAL CORP. SHAREHOLDERS

and

PROSPECTUS OF

OLD NATIONAL BANCORP

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The Boards of Directors of LSB Financial Corp. (“LSB”) and Old National Bancorp (“Old National”) have unanimously approved an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which LSB will merge with and into Old National (the “Merger”). If the Merger Agreement is approved by the shareholders of LSB and all other closing conditions are satisfied, each shareholder of LSB will be entitled to $10.63 in cash and 2.269 shares of Old National common stock for each share of LSB common stock owned before the Merger, subject to certain adjustments as described in the Merger Agreement. The board of directors of LSB believes that the Merger is in the best interests of LSB and its shareholders.

The Merger is conditioned upon, among other things, the approval of the Merger Agreement by LSB’s shareholders. This document is a proxy statement that LSB’s board of directors is using to solicit proxies for use at a special meeting of shareholders to be held on September 3, 2014. At the meeting, LSB’s shareholders will be asked (1) to approve the Merger Agreement, (2) to approve, in a non-binding advisory vote, the compensation that may or will be payable to LSB’s named executive officers in connection with completion of the Merger, (3) to adjourn the meeting if necessary to solicit additional proxies, and (4) to transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

This document is also a prospectus relating to Old National’s issuance of up to 3,600,000 shares of Old National common stock in connection with completion of the Merger.

Old National common stock is listed on the NASDAQ Global Select Market under the trading symbol “ONB.” On June 2, 2014, the day before the date of execution of the Merger Agreement, the closing price of a share of Old National common stock was $13.73. On July 22, 2014, the closing price of a share of Old National common stock was $13.79.

LSB common stock is listed on the NASDAQ Global Market under the trading symbol “LSBI.” On June 2, 2014, the day before the date of execution of the Merger Agreement, the closing price of a share of LSB common stock was $28.30. On July 22, 2014, the closing price of a share of LSB common stock was $41.06.

For a discussion of certain risk factors relating to the Merger, see the section captioned “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement and prospectus or determined if this proxy statement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with completion of the Merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

This proxy statement and prospectus is dated July 23, 2014, and it is first being mailed to LSB shareholders on or about July 28, 2014.

AVAILABLE INFORMATION

As permitted by Securities and Exchange Commission (“SEC”) rules, this document incorporates certain important business and financial information about Old National from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

Old National Bancorp

One Main Street

P.O. Box 718

Evansville, Indiana 47705

Attn: Jeffrey L. Knight, Executive Vice President,

Corporate Secretary and Chief Legal Counsel

(812) 464-1363

In order to ensure timely delivery of these documents, you should make your request by August 26, 2014, to receive them before the special meeting.

You can also obtain documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “Where You Can Find More Information” beginning on page 112.

LSB FINANCIAL CORP.

101 Main Street

Lafayette, Indiana 47901

(765) 742-1064

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 3, 2014

To the Shareholders of LSB Financial Corp.:

We will hold a special meeting of the shareholders of LSB Financial Corp. (“LSB”) on September 3, 2014, at 2:00 p.m., Eastern Time, at the LSB Building, 22 N. Second Street, Lafayette, Indiana 47901, to consider and vote upon:

1. Merger Proposal. To approve the Merger Agreement, and related Plan of Merger, dated as of June 3, 2014, between LSB and Old National Bancorp (“Old National”) pursuant to which LSB will merge into Old National (the “Merger”). Simultaneous with the consummation of the Merger, Lafayette Savings Bank, FSB will merge with Old National Bank, the wholly-owned banking subsidiary of Old National. In connection with completion of the Merger, you will be entitled to receive in exchange for each of your shares of LSB common stock:

•	2.269 shares of Old National common stock (the “Exchange Ratio”), subject to adjustment as provided in the Merger Agreement; and

•	$10.63 in cash, without interest.

2. Non-Binding Advisory Vote on Merger-Related Compensation. To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to the named executive officers of LSB that is based on or otherwise relates to completion of the Merger (the “Merger-Related Compensation Proposal”).

3. Adjournment. To approve a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the Merger Agreement (the “Adjournment Proposal”).

4. Other Matters. To vote upon such other matters as may properly come before the special meeting or any adjournment of the special meeting. The LSB board of directors is not aware of any such other matters as of the date of this proxy statement and prospectus.

The proxy statement and prospectus describes the Merger Agreement and the proposed Merger in detail and includes, as Annex A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed Merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 15 of the enclosed proxy statement and prospectus for a discussion of certain risk factors relating to the Merger.

The board of directors of LSB unanimously recommends that LSB shareholders vote (1) “FOR” approval of the Merger Agreement and related Plan of Merger, (2) “FOR” approval of the Merger-Related Compensation Proposal, and (3) “FOR” approval of the Adjournment Proposal.

The board of directors of LSB fixed the close of business on July 22, 2014, as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

YOUR VOTE IS VERY IMPORTANT. The Merger Agreement must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of LSB common stock entitled to vote. If you do not return your proxy or do not vote in person at the special meeting, the effect will be a vote against the Merger

Agreement and related Plan of Merger. Whether or not you plan to attend the special meeting in person, we urge you to date, sign and return promptly the enclosed proxy in the accompanying envelope. You may revoke your proxy at any time before the special meeting by sending a written notice of revocation, submitting a new proxy or by attending the special meeting and voting in person.

By Order of the Board of Directors

Randolph F. Williams President and Chief Executive Officer July 23, 2014

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q: What am I voting on?

A: You are being asked to vote to approve the Merger Agreement and related Plan of Merger, pursuant to which LSB will merge with and into Old National. Old National would be the surviving entity in the Merger, and LSB would no longer be a separate company.

Additionally, you are being asked to vote to approve (1) the Merger-Related Compensation Proposal, and (2) the Adjournment Proposal.

Q: What will I receive in the Merger?

A: If the Merger is completed, each share of LSB common stock will be converted into the right to receive 2.269 shares of Old National common stock, subject to adjustment as summarized below, and $10.63 in cash (collectively, the “Merger Consideration”). The Exchange Ratio is subject to adjustment if, as of the end of the month prior to the effective time of the Merger, the LSB shareholders’ equity (computed in accordance with the terms of the Merger Agreement) is less than $40,000,000, the Exchange Ratio will be decreased as provided in the Merger Agreement.

See “The Merger Agreement—Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in the Merger.

Q: What risks should I consider before I vote on the Merger Agreement?

A: You should review “Risk Factors” beginning on page 15.

Q: Will Old National shareholders receive any shares or cash as a result of the Merger?

A: No. Old National shareholders will continue to own the same number of Old National shares they owned before the effective time of the Merger.

Q: When is the Merger expected to be completed?

A: We are working to complete the Merger as quickly as possible. We first must obtain the necessary regulatory approvals and the approval of the Merger Agreement and related Plan of Merger by LSB shareholders at the special meeting. We currently expect to complete the Merger in the mid-to-late fourth quarter of 2014.

Q: What are the tax consequences of the Merger to me?

A: We have structured the Merger so that Old National, LSB, and their respective shareholders will generally not recognize any gain or loss for federal income tax purposes on the exchange of LSB shares for Old National shares in the Merger. LSB shareholders, however, will have taxable gain with respect to cash received in the Merger. As a condition to the closing, LSB and Old National must each receive an opinion of counsel confirming these tax consequences. See “Material Federal Income Tax Consequences” beginning on page 74.

Your tax consequences will depend on your personal situation. You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you.

Q: What happens if I do not return a proxy or otherwise do not vote?

A: Because the required vote of LSB shareholders on the Merger Agreement is based upon the number of outstanding shares of LSB common stock entitled to vote rather than upon the number of shares actually voted, a failure to vote and abstentions will have the same practical effect as a vote “AGAINST” approval of the Merger Agreement and the related Plan of Merger.

The advisory vote on the Merger-Related Compensation Proposal and the vote on the Adjournment Proposal each require more votes to be cast in favor of these proposals than against. A failure to vote and abstentions will have no effect on these proposals.

If you properly complete and sign your proxy but do not indicate how your shares of LSB common stock should be voted on a proposal, the shares of LSB common stock represented by your proxy will be voted as the LSB board of directors recommends and therefore, “FOR” approval of the Merger Agreement and related Plan of Merger, “FOR” approval of the Merger-Related Compensation Proposal and “FOR” approval of the Adjournment Proposal.

Q: Why am I being asked to cast a non-binding advisory vote on the Merger-Related Compensation Proposal?

A: The SEC, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), requires LSB to seek a non-binding advisory vote on the Merger-Related Compensation Proposal.

Q: What will happen if LSB shareholders do not approve the Merger-Related Compensation Proposal at the special meeting?

A: Approval of the Merger-Related Compensation Proposal is not a condition to completion of the Merger. The vote with respect to the Merger-Related Compensation Proposal is an advisory vote and will not be binding on LSB (or Old National following the Merger). Accordingly, as such compensation is contractual, such compensation may or will become payable if the Merger is completed regardless of the outcome of the advisory vote.

Q: Will I have dissenters’ rights?

A: No. Because LSB’s common stock is traded on the NASDAQ Global Market, LSB’s shareholders are not entitled to dissenters’ rights under the Indiana Business Corporation Law (the “IBCL”).

Q: What do I need to do now?

A: After reading this proxy statement and prospectus, you may vote in one of four ways: (1) by mail (by completing and signing the proxy that accompanies this prospectus and proxy statement); (2) by telephone; (3) by using the Internet; and (4) in person (by either delivering the completed proxy or by casting a ballot if attending the special meeting). In the event that you choose not to exercise your vote by telephone, internet or in person, you should mail your signed proxy in the accompanying pre-addressed, postage-paid envelope as soon as possible so that your shares can be voted at the September 3, 2014, LSB special meeting.

The telephone and Internet voting procedures have been set up for your convenience and have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been properly recorded. If you would like to vote by telephone or by using the Internet, please refer to the specific instructions on the proxy. The deadline for voting by telephone or via the Internet is 1:00 a.m. Eastern Time on September 3, 2014.

Q: If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A: Yes. Your broker will vote your shares on the Merger Agreement and related Plan of Merger, but only if you provide instructions on how to vote. You should contact your broker and ask what directions your broker will need from you. If you do not provide instructions to your broker on how to vote on the Merger Agreement and related Plan of Merger, your broker will not be able to vote your shares, and this will have the effect of voting against the Merger Agreement and related Plan of Merger.

Similarly, your broker will vote your shares on the Merger-Related Compensation Proposal and the Adjournment Proposal, but only if you provide instructions on how to vote. If you do not submit voting instructions to your broker, your shares will not be counted in determining the outcome of those proposals.

Q: How do I vote shares held in the LSB Financial Corp. Employee Stock Ownership Plan?

A: The LSB Financial Corp. Employee Stock Ownership Plan (the “ESOP”) owns approximately 5% shares of LSB’s common stock. Each ESOP participant must instruct the trustee (First Bankers Trust Services, Inc.) how to vote the shares of LSB common stock allocated to his or her account under the ESOP. If a participant properly executes the voting instruction card distributed by the trustee, the trustee will vote such participant’s shares in accordance with the participant’s instructions. Where properly executed voting instruction cards are returned to the trustee with no specific instruction as to how to vote at the special meeting, the trustee will vote the shares “FOR” approval of the Merger Agreement and related Plan of Merger, “FOR” approval of the Merger-Related Compensation Proposal, and “FOR” approval of the Adjournment Proposal. The trustee will vote the shares “FOR” approval of the Merger Agreement and related Plan of Merger, “FOR” approval of the Merger-Related Compensation Proposal, and “FOR” approval of the Adjournment Proposal as to which no voting instruction cards are received assuming the trustee concludes such a vote is in the best interest of the ESOP participants and beneficiaries.

Q: Can I change my vote after I have mailed my signed proxy?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you revoke your proxy. Second, you can complete and submit a new proxy, dated at a date later than your most recent proxy. Third, you can attend the special meeting and vote in person. Your attendance at the special meeting will not, however, by itself revoke your proxy. If you hold your shares in “street name” and have instructed your broker how to vote your shares, you must follow directions received from your broker to change those instructions.

Q: What constitutes a quorum?

A: The holders of over one-third of the outstanding shares of common stock as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. In determining whether a quorum is present, shareholders who abstain will be treated as present for determining the presence or absence of a quorum.

Q: Should I send in my stock certificates now?

A: No. As soon as practicable after the completion of the Merger, you will receive a letter of transmittal describing how you may exchange your certificated or book-entry shares for the Merger Consideration. At that time, you must send your completed letter of transmittal to Old National in order to receive the Merger Consideration. If you hold your shares in certificated form, you should not send your share certificate until you receive the letter of transmittal.

Q: Can I elect the form of payment that I prefer in the Merger?

A: No. The amount of cash and shares of Old National common stock to be issued in the Merger have been determined, subject to those adjustments summarized in this proxy statement and prospectus.

Q: Whom should I contact if I have other questions about the Merger Agreement or the Merger?

A: If you have more questions about the Merger Agreement or the Merger, you should contact:

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Attn: Jeffrey L. Knight

You may also contact:

LSB Financial Corp.

101 Main Street

Lafayette, Indiana 47901

(765) 742-1064

Attn: Randolph F. Williams

SUMMARY

This summary highlights selected information in this proxy statement and prospectus and may not contain all of the information important to you. To understand the Merger more fully, you should read this entire document carefully, including the annexes and the documents referred to in this proxy statement and prospectus. A list of the documents incorporated by reference appears under the caption “Where You Can Find More Information” on page 112.

The Companies (page 24)

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Old National Bancorp is a bank holding company, incorporated under Indiana law and headquartered in Evansville, Indiana. Old National is the largest financial services holding company headquartered in Indiana and, with $9.5 billion in assets as of March 31, 2014, ranks among the top 100 banking companies in the United States. Since its founding in Evansville in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients in its primary footprint of Indiana, Illinois and Kentucky. In addition to providing extensive services in retail and commercial banking, wealth management, investments and brokerage, Old National also owns Old National Insurance which is one of the top 100 largest agencies in the U.S. and the 10th largest bank-owned agency. Old National’s common stock is listed on the NASDAQ Global Select Market under the symbol “ONB”.

LSB Financial Corp.

101 Main Street

Lafayette, Indiana 47901

(765) 742-1064

LSB Financial Corp. is an Indiana corporation which was organized in 1994 by Lafayette Savings Bank, FSB (“Lafayette Savings”) for the purpose of becoming a savings and loan holding company. Lafayette Savings is a federally chartered stock savings bank headquartered in Lafayette, Indiana. Originally organized in 1869, Lafayette Savings converted to a federal savings bank in 1984. LSB’s common stock is listed on the NASDAQ Global Market under the symbol “LSBI”.

Special Meeting of Shareholders; Required Vote (page 21)

The special meeting of LSB shareholders is scheduled to be held at the LSB Building, 22 N. Second Street, Lafayette, Indiana 47901 at 2:00 p.m., Eastern Time, on September 3, 2014. At the LSB special meeting, you will be asked to vote to approve the Merger Agreement and related Plan of Merger. You will also be asked to approve, on a non-binding advisory basis, the Merger-Related Compensation Proposal and approve the Adjournment Proposal. Only LSB shareholders of record as of the close of business on July 22, 2014, are entitled to notice of, and to vote at, the LSB special meeting and any adjournments or postponements of the LSB special meeting.

As of the record date, there were 1,567,764 shares of LSB common stock outstanding. The directors and executive officers of LSB (and their affiliates), as a group, beneficially owned 173,050 shares of LSB common stock, including shares subject to options currently exercisable but not exercised, representing approximately 10.9% of the outstanding shares of LSB common stock as of the record date.

Approval of the Merger Agreement requires the affirmative vote of holders of at least a majority of the outstanding shares of LSB common stock entitled to vote. Approval of the Merger-Related Compensation Proposal and the Adjournment Proposal each require more votes cast in favor of the proposal than are cast against it.

No approval by Old National shareholders is required.

The Merger and the Merger Agreement (pages 25 and 43)

The Merger Agreement provides that, if all of the conditions are satisfied or waived, LSB will be merged with and into Old National, with Old National surviving. Simultaneous with the Merger, Lafayette Savings will be merged with and into Old National Bank, a wholly owned subsidiary of Old National. We encourage you to read the Merger Agreement, which is included as Annex A to this proxy statement and prospectus and is incorporated by reference herein.

What LSB Shareholders Will Receive in the Merger (page 43)

If the Merger is completed, each share of LSB common stock will be converted into the right to receive 2.269 shares of Old National common stock, subject to the following adjustments, and $10.63 in cash:

•	if, as of the end of the month prior to the effective time, the LSB shareholders’ equity (computed in accordance with the terms of the Merger Agreement) is less than $40,000,000, the Exchange Ratio will be decreased as provided in the Merger Agreement; and

•	if the average closing price of a share of Old National common stock (computed in accordance with the terms of the Merger Agreement) is less than $10.98 per share and decreases by more than 20% in relation to the NASDAQ Bank Index, LSB will have the right to terminate the Merger Agreement unless Old National agrees to increase the Exchange Ratio.

Treatment of Options to Acquire Shares of LSB Common Stock (page 44)

The Merger Agreement provides that at the effective time of the Merger, each of the options to acquire shares of LSB common stock issued and still outstanding under LSB’s stock plans will be converted into the right to receive cash based on the Merger Consideration, subject to any required consents of optionees. All options to acquire shares of LSB common stock will fully vest as of the effective time of the Merger.

Recommendation of LSB Board of Directors (page 29)

The LSB board of directors unanimously adopted the Merger Agreement and approved and authorized the proposed Merger. The LSB board of directors concluded that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement are in the best interest of LSB and the LSB shareholders. The LSB board of directors unanimously recommends that LSB shareholders vote “FOR” approval of the Merger Agreement. In reaching its determination, the LSB board of directors considered a number of factors, which are described in the section captioned “Proposal 1 — The Merger — LSB’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page 27. Because of the wide variety of factors considered, the LSB board of directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

The LSB Board also unanimously recommends that you vote “FOR” approval of the Merger-Related Compensation Proposal and “FOR” approval of the Adjournment Proposal.

No Dissenters’ Rights (page 58)

Dissenters’ rights are statutory rights that, if available under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided in the IBCL. Because shares of LSB common stock are listed on a national securities exchange, holders of LSB common stock will not have dissenters’ rights in connection with the Merger.

Voting Agreements (page 58)

As of the record date, the directors of LSB beneficially owned 169,484 shares of LSB common stock, including shares subject to options currently exercisable but not exercised. In connection with the execution of the Merger Agreement, all of the directors of LSB executed a voting agreement pursuant to which they agreed to vote their shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse to be voted, for approval of the Merger Agreement.

Opinion of LSB’s Financial Advisor (pages 30 and B-1)

In connection with the Merger, the LSB board of directors received an oral and a written opinion, dated June 3, 2014, from LSB’s financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), to the effect that, as of the date of the opinion and based on and subject to the various considerations described in the opinion, the Merger Consideration described in the Merger Agreement is fair, from a financial point of view, to the holders of LSB common stock (other than (i) shares held as treasury stock of LSB and (ii) shares held directly or indirectly by Old National, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any). The full text of Sandler O’Neill’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by Sandler O’Neill in rendering its opinion, is attached to this document as Annex B. We encourage you to read the entire opinion carefully. The opinion of Sandler O’Neill is directed to the LSB board of directors and does not constitute a recommendation to any LSB shareholder as to how to vote at the LSB special meeting or any other matter relating to the proposed Merger.

Reasons for the Merger (page 27)

The LSB board of directors unanimously determined that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement are in the best interest of LSB and the LSB shareholders. The LSB board of directors unanimously recommends that LSB shareholders vote “FOR” the proposal to approve the Merger Agreement and related Plan of Merger.

In its deliberations and in making its determination, the LSB board of directors considered many factors including, but not limited to, the following:

•	the business, earnings, operations, financial condition, management, prospects, capital levels, and asset quality of both Old National and LSB;

•	the increased regulatory burdens on financial institutions and the uncertainties in the regulatory climate going forward;

•	Old National’s access to capital and managerial resources relative to that of LSB;

•	the board’s desire to provide LSB shareholders with the prospects for greater future appreciation on their investments in LSB common stock than the amount the board of directors believes LSB could achieve independently;

•	the financial and other terms and conditions of the Merger Agreement, and related Plan of Merger, including the fact that the Merger Consideration (assuming no adjustments) represents a premium of approximately 157% of LSB’s tangible book value as of the date of the Merger Agreement and related Plan of Merger; and

•	the financial analyses prepared by Sandler O’Neill, LSB’s financial advisor, and the opinion dated as of June 3, 2014, delivered to the LSB board by Sandler O’Neill, to the effect that the Merger Consideration described in the Merger Agreement and related Plan of Merger is fair, from a financial point of view, to LSB’s shareholders (other than (i) shares held as treasury stock of LSB and (ii) shares held directly or indirectly by Old National, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any).

For more information on the factors considered by the LSB board of directors in reaching its determination to recommend approval of the Merger Agreement, see “Proposal 1 — The Merger — LSB’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page 27.

Old National’s board of directors concluded that the Merger Agreement is in the best interests of Old National and its shareholders. In deciding to approve the Merger Agreement, Old National’s board of directors considered a number of factors, including, but not limited to, the following:

•	LSB’s community banking orientation in Lafayette, Indiana and its perceived compatibility with Old National and its subsidiaries;

•	a review of the demographic, economic, and financial characteristics of the markets in which LSB operates, including existing and potential competition and the history of the market areas with respect to financial institutions; and

•	management’s review of the business, management and personnel, operations, earnings, and financial condition, including capital levels and asset quality, of LSB and Lafayette Savings.

Regulatory Approvals (page 58)

Under the terms of the Merger Agreement, the Merger cannot be completed until Old National receives necessary regulatory approvals, which include the approval of the Office of the Comptroller of the Currency (the “OCC”) and the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Old National has filed applications with each regulatory authority to obtain the approvals. Old National cannot be certain when such approvals will be obtained or if they will be obtained.

Issued Old National Shares Will be Eligible for Trading (page 58)

The shares of Old National common stock to be issued upon completion of the Merger will be eligible for trading on the NASDAQ Global Select Market.

Conditions to the Merger (page 53)

The respective obligations of Old National and LSB to consummate the Merger are subject to the satisfaction or waiver, on or before the completion of the Merger, of a number of conditions, including:

•	approval of the Merger Agreement at the special meeting by a majority of the issued and outstanding shares of LSB common stock;

•	approval of the transaction by the appropriate regulatory authorities;

•	the representations and warranties made by the parties in the Merger Agreement must be true and correct in all material respects as of the effective date of the Merger or as otherwise required in the Merger Agreement unless the inaccuracies do not or will not result in a Material Adverse Effect (as defined below in “The Merger Agreement—Conditions to the Merger”);

•	the covenants made by the parties must have been fulfilled or complied with in all material respects from the date of the Merger Agreement through and as of the effective time of the Merger;

•	the parties must have received the respective closing deliveries of the other parties to the Merger Agreement;

•	the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the Old National shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the Securities and Exchange Commission;

•	Old National and LSB must have received an opinion from Krieg DeVault LLP, counsel to Old National, dated as of the effective date, to the effect that the Merger constitutes a tax-free “reorganization” for purposes of Section 368 and related sections of the Internal Revenue Code, as amended (the “Code”);

•	Old National must have received a letter of tax advice, in a form satisfactory to Old National, from LSB’s independent certified public accounting firm to the effect that any amounts that are paid by LSB before the effective time of the Merger, or required under LSB’s employee benefits plans or the Merger Agreement to be paid at or after the effective time, to persons who are “disqualified individuals” in respect of LSB, Lafayette Savings or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code;

•	the shares of Old National common stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Select Market;

•	there shall be no legal proceedings initiated or threatened seeking to prevent completion of the Merger; and

•	LSB’s consolidated shareholders’ equity (computed in accordance with the Merger Agreement) shall not be less than $37,500,000.

We cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

Termination (page 55)

Old National and LSB may mutually agree at any time to terminate the Merger Agreement without completing the Merger, even if the LSB shareholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the Merger Agreement under specified circumstances, including if the Merger is not consummated by March 31, 2015, if the required regulatory approvals are not received or if the LSB shareholders do not approve the Merger Agreement at the LSB special meeting. In addition, either party may terminate the Merger Agreement if there is a breach of the agreement by the other party that would cause the failure of conditions to the terminating party’s obligation to close, unless the breach is capable of being cured and is cured within 20 business days of notice of the breach. LSB also has the right to terminate the Merger Agreement if it receives a proposal which its board of directors determines is superior to the Merger with Old National.

Further, Old National has the right to terminate the Merger Agreement if the LSB board fails to publicly reaffirm its recommendation of the Merger Agreement, the Merger or the other transactions contemplated in the Merger Agreement within five business days of a written request by Old National to provide such reaffirmation.

Additionally, LSB has the right to terminate the Merger Agreement if Old National’s average common stock closing price during the ten trading days preceding the date on which all regulatory approvals approving the Merger are received is below $10.98 per share, and the decrease in stock price is more than 20% greater than the decrease in the NASDAQ Bank Index during the same time period; provided, however, that Old National will have the right to prevent LSB’s termination by agreeing to increase the Exchange Ratio pursuant to a formula set forth in the Merger Agreement.

Termination Fee (page 57)

LSB is required to pay Old National a $3,000,000 termination fee in the following circumstances:

•	if Old National terminates the Merger Agreement because the LSB board of directors fails to include its recommendation to approve the Merger in the proxy statement and prospectus delivered to shareholders, or makes an adverse recommendation as to the Merger, or approves or publicly recommends another acquisition proposal to the LSB shareholders, or LSB enters into or publicly announces its intent to enter into a written agreement in connection with another acquisition proposal;

•	if the LSB board of directors fails to publicly reaffirm its recommendation of the Merger Agreement, the Merger or the other transactions contemplated in the Merger Agreement within five business days of a written request by Old National to provide such reaffirmation;

•	if either party terminates the Merger Agreement because the LSB shareholders fail to approve the Merger Agreement or if Old National terminates the Merger Agreement because a quorum could not be convened at LSB’s shareholder meeting called to approve the Merger, and, within the twelve months following the termination, LSB or any of its subsidiaries enters into another acquisition agreement or consummates another acquisition, provided, however, that in such case LSB shall only be liable to pay Old National the amount of the termination fee less the amount of any previously paid Old National expenses; or

•	if either party terminates the Merger Agreement because the Merger is not consummated by March 31, 2015 and either prior to the date of termination an acquisition proposal was made for LSB or within the next twelve months LSB or any of its subsidiaries enters into another acquisition agreement or consummates another acquisition.

Interests of Certain Directors and Executive Officers of LSB in the Merger That are Different From Yours (page 59)

You should be aware that some of LSB’s directors and executive officers may have interests in the Merger that are different from, or in addition to, their interests as shareholders. LSB’s board of directors was aware of these interests and took them into account in adopting the Merger Agreement. Randolph E. Williams, President and Chief Executive Officer and Mary Jo David, Senior Vice President, Chief Financial Officer and Secretary of LSB accepted terms of employment with Old National following the effective time of the Merger which will supersede Mr. Williams’ and Ms. David’s existing employment agreements with LSB. Mr. Williams and Ms. David will receive lump sum cash payments estimated at $532,000 and $319,000, respectively, at the closing of the Merger in satisfaction of amounts owed under their existing employment agreements which will be terminated at closing. Mr. Williams will also receive at closing his accrued benefits, estimated at $510,000, under his Deferred Compensation Agreement, which agreement will be terminated at closing. Mr. Williams, Ms. David and Todd C. Van Sickel, Lafayette Savings’ Vice President—Director of Operations, will also be paid at closing amounts owed to them under Lafayette Savings Management Incentive Plan, which plan will also be terminated at closing. Old National has agreed to establish a Lafayette advisory board, including members selected by LSB and reasonably acceptable to Old National, of individuals with knowledge of LSB’s markets, whose service will be consistent with Old National’s corporate governance practices, and who can help with Old National’s community, customer, and associate plans in the Lafayette market.

Additionally, Old National is obligated under the Merger Agreement to provide continuing indemnification to the officers and directors of LSB and Lafayette Savings for a period of six years following the Merger and to provide such directors and officers with directors’ and officers’ liability insurance for a period of two years following the Merger.

Accounting Treatment of the Merger (page 58)

The Merger will be accounted for as a purchase transaction in accordance with United States generally accepted accounting principles.

Rights of Shareholders After the Merger (page 62)

When the Merger is completed, LSB shareholders, whose rights are governed by LSB’s articles of incorporation and by-laws, will become Old National shareholders, and their rights then will be governed by Old National’s articles of incorporation and by-laws. Old National and LSB are organized under Indiana law. To review the differences in the rights of shareholders under each company’s governing documents, see “Comparison of the Rights of Shareholders” beginning on page 62.

Material Federal Income Tax Consequences of the Merger (page 74)

Old National and LSB expect the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. If the Merger qualifies as a reorganization, then, in general, LSB shareholders will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of LSB shares for Old National shares in the Merger. However, with respect to cash received in the Merger, LSB shareholders will recognize gain, if any, (but not loss) in an amount equal to the lesser of (A) the amount of cash received in the Merger, and (B) the excess, if any, of (1) the sum of the amount of cash and the fair market value of the Old National common stock received in the Merger over (2) the LSB shareholder’s aggregate tax basis in the LSB common stock surrendered in exchange for Old National common stock.

To review the tax consequences of the Merger to LSB shareholders in greater detail, please see the section “Material Federal Income Tax Consequences” beginning on page 74.

Comparative Per Share Data

The following table shows information about our book value per share, cash dividends per share, and diluted earnings (loss) per share, and similar information as if the Merger had occurred on the date indicated, all of which is referred to as “pro forma” information. In presenting the comparative pro forma information for certain time periods, we assumed that we had been merged throughout those periods and made certain other assumptions.

The information listed as “Pro Forma Equivalent LSB Share” was obtained by multiplying the Pro Forma Combined amounts by a fixed Exchange Ratio of 2.269. We present this information to reflect the fact that LSB shareholders will receive 2.269 shares of Old National common stock for each share of LSB common stock exchanged in the Merger. We also anticipate that the combined company will derive financial benefits from the Merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the merged company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results.

Further, the pro forma information below excludes one-time expenses related to the Merger. The pro forma information also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

	Old National Historical	LSB Historical	Pro Forma Combined	Pro Forma Equivalent LSB Share
Book value per share:
at March 31, 2014	$11.84	$26.34	$12.31	$27.93
at December 31, 2013	$11.64	$26.17	$12.17	$27.61
Cash dividends per share:
Three months ended March 31, 2014	$0.11	$0.09	$0.11	$0.25
Year ended December 31, 2013	$0.40	$0.24	$0.40	$0.91
Diluted earnings per share:
Three months ended March 31, 2014	$0.26	$0.33	$0.27	$0.61
Year ended December 31, 2013	$1.00	$1.62	$1.07	$2.43

Market Prices and Share Information

The following table presents quotation information for Old National common stock on the NASDAQ Global Select Market and LSB common stock on the NASDAQ Global Market on June 3, 2014, the last trading day prior to the announcement of the signing of the Merger Agreement and July 22, 2014, the last practicable trading day for which information was available prior to the date of this proxy statement and prospectus.

	Old National Common Stock			LSB Common Stock
	High	Low	Close	High	Low	Close
	(Dollars per share)
June 3, 2014	$13.93	$13.61	$13.68	$28.30	$28.30	$28.30
July 22, 2014	$13.99	$13.75	$13.79	$41.50	$41.06	$41.06

SELECTED CONSOLIDATED FINANCIAL DATA OF OLD NATIONAL

The selected consolidated financial data presented below as of and for the three months ended March 31, 2014 and 2013, is unaudited. The selected consolidated financial data presented below, as of and for each of the years in the five-year period ended December 31, 2013, is derived from Old National’s audited historical financial statements. Per share amounts have been adjusted to reflect all completed stock dividends and splits. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference in this proxy statement and prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Dollar amounts in thousands except per share data)
Results of Operations
Net interest income	$83,478	$79,050	$317,424	$308,757	$272,873	$218,416	$231,399
Provision for loan losses	37	845	(2,319)	5,030	7,473	30,781	63,280
Noninterest income	40,563	46,315	184,758	189,816	182,883	170,150	163,460
Noninterest expense	88,252	90,183	361,984	365,758	348,521	314,305	338,956
Income (loss) before income tax	35,752	34,337	142,517	127,785	99,762	43,480	(7,377)
Income tax (benefit)	9,242	10,392	41,597	36,110	27,302	5,266	(21,114)
Net income	26,510	23,945	100,920	91,675	72,460	38,214	13,737
Net income available to common shareholders	26,510	23,945	100,920	91,675	72,460	38,214	9,845
Dividends paid on common stock	10,997	10,124	40,278	34,657	26,513	24,361	30,380
Per Common Share
Earnings per share (basic)	0.27	0.24	1.00	0.95	0.76	0.44	0.14
Earnings per share (diluted)	0.26	0.24	1.00	0.95	0.76	0.44	0.14
Dividends paid	0.11	0.10	0.40	0.36	0.28	0.28	0.44
Book value — end of period	11.84	11.83	11.64	11.81	10.92	10.08	9.68
Market value — end of period	14.91	13.75	15.37	11.87	11.65	11.89	12.43
At Period End
Total assets	9,544,780	9,673,691	9,581,744	9,543,623	8,609,683	7,263,892	8,005,335
Investment securities	3,148,358	3,240,789	3,134,935	2,903,612	2,555,866	2,598,432	2,882,228
Loans, excluding held for sale	5,072,281	5,112,042	5,082,964	5,196,594	4,767,203	3,743,451	3,835,486
Allowance for loan losses	47,553	53,481	47,145	54,763	58,060	72,309	69,548
Total deposits	7,258,162	7,066,319	7,210,903	7,278,953	6,611,563	5,462,925	5,903,488
Other borrowings	506,782	536,798	556,388	237,493	290,774	421,911	699,059
Shareholders’ equity	1,185,237	1,199,665	1,162,640	1,194,565	1,033,556	878,805	843,826
Financial Ratios
Return on average assets	1.12%	1.01%	1.05%	1.04%	0.86%	0.50%	0.17%
Return on average common shareholders’ equity	9.03%	8.00%	8.54%	8.34%	7.24%	4.40%	1.41%
Allowance for loan losses to total loans (period end) (excluding held for sale)	0.94%	1.05%	0.93%	1.05%	1.22%	1.93%	1.81%
Shareholders’ equity to total assets (period end)	12.42%	12.40%	12.13%	12.52%	12.00%	12.10%	10.54%
Average equity to average total assets	12.38%	12.64%	12.33%	12.49%	11.94%	11.46%	9.06%
Dividend payout ratio	41.48%	42.28%	39.91%	37.80%	36.59%	63.75%	308.59%

SELECTED CONSOLIDATED FINANCIAL DATA OF LSB

The selected consolidated financial data presented below as of and for the three months ended March 31, 2014 and 2013, is unaudited. The selected consolidated financial data presented below, as of and for each of the years in the five-year period ended December 31, 2013, is derived from LSB’s audited historical financial statements. Per share amounts have been adjusted to reflect all completed stock dividends and splits. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in this proxy statement and prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Dollar amounts in thousands except per share data)
Results of Operations
Net interest income	$2,749	$2,995	$11,408	$12,495	$13,405	$12,780	$10,324
Provision for loan losses	—	400	650	2,100	5,361	2,759	3,197
Noninterest income	790	1,118	3,891	4,766	2,908	3,080	3,787
Noninterest expense	2,738	2,675	10,655	10,970	10,259	9,932	10,503
Income (loss) before federal income tax	801	1,038	3,994	4,191	693	3,169	411
Federal income tax (benefit)	281	385	1,456	1,532	154	1,052	(49)
Net income	520	653	2,538	2,659	539	2,117	460
Dividends paid on common stock	140	78	374	77	—	389	775
Per Common Share
Earnings (loss) per share (basic)	0.33	0.42	1.63	1.71	0.35	1.36	0.30
Earnings (loss) per share (diluted)	0.33	0.42	1.62	1.70	0.35	1.36	0.30
Dividends paid	0.09	0.05	0.24	0.05	—	0.25	0.50
Book value — end of period	26.35	25.41	26.03	25.04	23.26	22.90	21.81
Market value — end of period	28.65	21.42	28.49	19.70	13.50	13.58	9.80
At Period End
Total assets	366,080	361,190	367,581	364,610	364,290	371,847	371,050
Securities available for sale	63,479	39,745	64,448	29,744	13,845	11,805	11,345
Net loans	255,796	275,358	255,360	281,620	305,630	323,075	32,163
Total deposits	312,219	309,357	314,620	308,637	308,433	311,458	277,866
Other borrowings	10,000	10,000	10,000	15,000	18,000	22,500	57,000
Shareholders’ equity	41,283	39,554	40,727	38,955	36,174	35,577	33,884
Financial Ratios
Return on average assets	0.57%	0.71%	0.70%	0.73%	0.15%	0.56%	0.12%
Return on average common shareholders’ equity	5.15%	6.84%	6.37%	7.07%	1.48%	6.09%	1.34%
Average equity to average total assets	11.12%	10.42%	11.05%	10.32%	9.99%	9.18%	9.17%
Dividend payout ratio	27.27%	11.90%	14.74%	2.93%	0.00%	18.38%	168.48%

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement and prospectus (See “Where You Can Find More Information”), including the risk factors included in Old National’s and LSB’s respective Annual Report on Form 10-K for the year ended December 31, 2013, you should consider carefully the risk factors described below in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section of this proxy statement and prospectus titled “Caution About Forward-Looking Statements.”

LSB shareholders cannot be certain of the value of the Merger Consideration they will receive, because the market price of Old National common stock will fluctuate and the Exchange Ratio is subject to adjustment.

Upon completion of the Merger, each share of LSB common stock will be converted into the Merger Consideration. The Exchange Ratio is subject to downward adjustment, as described in the Merger Agreement and in this proxy statement and prospectus in the event that LSB’s consolidated shareholders’ equity is less than $40,000,000 as of the end of month prior to the effective time. See “The Merger Agreement — Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in the Merger.

Additionally, the market value of the Merger Consideration may vary from the closing price of Old National common stock on the date the Merger was announced, on the date that this document was mailed to LSB shareholders, on the date of the special meeting of the LSB shareholders and on the date the Merger is completed and thereafter. Any change in the Exchange Ratio or the market price of Old National common stock prior to completion of the Merger will affect the amount of and the market value of the Merger Consideration that LSB shareholders will receive upon completion of the Merger. Accordingly, at the time of the special meeting, LSB shareholders will not know or be able to calculate with certainty the amount or the market value of the Merger Consideration they would receive upon completion of the Merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in business, operations and prospects, and regulatory considerations. Many of these factors are beyond Old National’s or LSB’s control. You should obtain current market quotations for shares of Old National common stock and for shares of LSB common stock before you vote.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the Merger Agreement may be completed, various approvals must be obtained from the Federal Reserve Board and the OCC. These governmental entities may impose conditions on the completion of the Merger or require changes to the terms of the Merger Agreement. Although Old National and LSB do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the Merger Agreement or imposing additional costs on or limiting Old National’s revenues, any of which might have a material adverse effect on Old National following the Merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed, which could have a negative impact on LSB.

The Merger Agreement with Old National is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: LSB shareholder approval, regulatory approvals, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. In particular, Old National is not obligated to close the Merger transaction if LSB’s consolidated shareholders’ equity is less than $37,500,000, subject to adjustments in the Merger Agreement, as of the end of the month prior to the effective time of the Merger.

In addition, certain circumstances exist where LSB may choose to terminate the Merger Agreement, including the acceptance of a superior proposal or the decline in Old National’s share price to below certain thresholds set forth in the Merger Agreement. See “The Merger Agreement — Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in the Merger and “— Termination” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

If the Merger Agreement is terminated, there may be various consequences to LSB, including:

•	LSB’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger;

•	LSB may have incurred substantial expenses in connection with the Merger, without realizing any of the anticipated benefits of completing the Merger; and

•	the market price of LSB common stock might decline to the extent that LSB’s market price following announcement of the Merger reflects a market assumption that the Merger will be completed.

If the Merger Agreement is terminated and LSB’s board of directors seeks another merger or business combination, under certain circumstances LSB may be required to pay Old National a $3,000,000 termination fee. LSB shareholders cannot be certain that LSB would be able to find a party willing to pay an equivalent or more attractive price than the price Old National has agreed to pay in the Merger.

LSB shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

LSB’s shareholders currently have the right to vote in the election of the LSB board of directors and on other matters affecting LSB. When the Merger occurs, each LSB shareholder will become a shareholder of Old National with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of LSB. Because of this, LSB’s shareholders will have less influence on the management and policies of Old National than they now have on the management and policies of LSB.

Old National may be unable to successfully integrate Lafayette Savings’ operations and retain Lafayette Savings’ employees.

Lafayette Savings will be merged with and into Old National Bank simultaneous with the closing of the Merger. The difficulties of merging the operations of Lafayette Savings with Old National Bank include:

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures; and

•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of Old National, Old National Bank or Lafayette Savings, and the loss of key personnel. The integration of Lafayette Savings with Old National Bank will require the experience and expertise of certain key employees of Lafayette Savings who are expected to be retained by Old National. However, there can be no assurances that Old National will be successful in retaining these employees for the time period necessary to successfully integrate Lafayette Savings into Old National Bank. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and integration of Lafayette Savings into Old National Bank could have an adverse effect on the business and results of operations of Old National or Old National Bank.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire LSB.

Until the completion of the Merger, with some exceptions, LSB is prohibited from soliciting, initiating, encouraging, or participating in any discussion of, or otherwise considering, any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Old National. In addition, LSB has agreed to pay a termination fee of $3,000,000 to Old National if the board of directors of LSB withdraws, modifies or changes its approval or recommendation of the Merger Agreement, approves or recommends an acquisition transaction with a third party or fails to publicly reaffirm its recommendation of the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement within five business days of a written request by Old National to provide such reaffirmation. These provisions could discourage other companies from trying to acquire LSB even though such other companies might be willing to offer greater value to LSB’s shareholders than Old National has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on LSB’s financial condition.

Certain of LSB’s executive officers and directors have interests that are different from, or in addition to, the interests of LSB’s shareholders generally.

Certain of LSB’s executive officers and directors have interests in the Merger that are in addition to, or different from, the interests of LSB’s shareholders. LSB’s board of directors was aware of these conflicts of interest when it approved the Merger Agreement. These interests include:

•	offers of employment from Old National to Randolph F. Williams, LSB’s President and Chief Executive Officer, and Mary Jo David, LSB’s Senior Vice President, Chief Financial Officer, and Secretary;

•	the payment of cash lump sum amounts estimated at $532,000 and $319,000, respectively, to Randolph F. Williams and Mary Jo David at closing upon the termination of their employment agreements;

•	the payment to Randolph F. Williams at closing of a cash lump sum estimated at $510,000 equal to his accrued benefits under his Deferred Compensation Agreement, which will be terminated at closing;

•	Old National has agreed to establish a Lafayette advisory board, including members selected by LSB and reasonably acceptable to Old National of individuals with knowledge of LSB’s markets, whose service would be consistent with Old National’s corporate governance practices, and who can help with Old National’s community, customer, and associate plans in the Lafayette market;

•	the cashing out of stock options held by directors and executive officers, as well as all other option holders, for their cash value based on the value of the Merger Consideration less the option exercise price at closing; and

•	the continuation of indemnification and insurance coverage for acts and omissions in their capacities as LSB and Lafayette Savings officers and directors.

For a more detailed discussion of these interests, see “Interests of Certain Directors and Officers of LSB in the Merger.”

The fairness opinion obtained by LSB will not reflect changes in the relative values of Old National and LSB between the time the opinion was obtained and the effective time of the Merger.

The fairness opinion of Sandler O’Neill was delivered as of June 3, 2014. LSB does not intend to obtain any further update of the Sandler O’Neill fairness opinion. Changes in the operations and prospects of Old National and LSB, general market and economic conditions, and other factors both within and outside of Old National’s and LSB’s control, on which the opinion of Sandler O’Neill is based, may alter the relative value of the companies. Therefore, the Sandler O’Neill opinion does not address the fairness of the Merger Consideration as of the date of this proxy statement and prospectus, the date of the special meeting or at the time the Merger will be completed.

The Merger may fail to qualify as a reorganization for federal tax purposes, resulting in your recognition of taxable gain or loss in respect of your LSB shares.

LSB intends the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Although the Internal Revenue Service will not provide a ruling on the matter, Old National and LSB will, as a condition to closing, obtain an opinion from Old National’s legal counsel that the Merger will constitute a reorganization for federal tax purposes. This opinion does not bind the IRS or prevent the IRS from adopting a contrary position. If the Merger fails to qualify as a reorganization, you generally would recognize gain or loss on each share of LSB common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the fair market value of the Merger Consideration received in exchange for that share upon completion of the Merger.

The shares of Old National common stock to be received by LSB shareholders as a result of the Merger will have different rights from the shares of LSB common stock.

The rights associated with LSB common stock are different from the rights associated with Old National common stock. See the section of this proxy statement and prospectus entitled “Comparison of the Rights of Shareholders” for a discussion of the different rights associated with Old National common stock.

Each party is subject to business uncertainties and contractual restrictions while the Merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the Merger, it is possible that some customers and other persons with whom Old National or LSB has a business relationship may delay or defer certain business decisions or might seek to terminate, change or renegotiate their relationships with Old National or LSB, as the case may be, as a result of the Merger, which could negatively affect Old National’s or LSB’s respective revenues, earnings and cash flows, as well as the market price of Old National’s or LSB’s common stock, regardless of whether the Merger is completed.

Under the terms of the Merger Agreement, LSB is subject to certain restrictions on the conduct of its business prior to completing the Merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could negatively affect LSB’s businesses and operations prior to the completion of the Merger.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This document, and the documents incorporated by reference into it, contain forward-looking statements, including statements about our financial condition, results of operations, earnings outlook, asset quality trends and profitability. Forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to assumptions, risks and uncertainties. Certain statements contained in this filing that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act, notwithstanding that such statements are not specifically identified.

In addition, certain statements may be contained in the future respective filings of Old National and LSB with the SEC, in press releases and in oral and written statements made by or with the approval of Old National that are not statements of historical fact and constitute forward-looking statements within the meaning of the Reform Act. Examples of forward-looking statements include, but are not limited to:

•	statements about the benefits of the Merger between Old National and LSB, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the Merger;

•	statements of plans, objectives and expectations of Old National or LSB or their managements or boards of directors;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the risk that the businesses of Old National and LSB will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame;

•	revenues following the Merger may be lower than expected;

•	deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the inability to obtain governmental approvals of the Merger on the proposed terms and schedule;

•	the failure of LSB’s shareholders to approve the Merger;

•	local, regional, national and international economic conditions and the impact they may have on Old National and LSB and their customers and Old National’s and LSB’s assessment of that impact;

•	changes in the level of non-performing assets, delinquent loans, and charge-offs;

•	material changes in the stock market value of Old National common stock;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

•	inflation, interest rate, securities market and monetary fluctuations;

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	prepayment speeds, loan originations and credit losses;

•	sources of liquidity;

•	competitive pressures among depository and other financial institutions may increase and have an effect on pricing, spending, third-party relationships and revenues;

•	changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which Old National and LSB must comply;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	Old National’s and LSB’s common shares outstanding and common stock price volatility;

•	legislation affecting the financial services industry as a whole, and/or Old National and LSB and their subsidiaries, individually or collectively;

•	governmental and public policy changes;

•	financial resources in the amounts, at the times and on the terms required to support Old National’s and LSB’s future businesses; and

•	the impact on Old National’s or LSB’s businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Additional factors that could cause Old National’s and LSB’s results to differ materially from those described in the forward-looking statements can be found in Old National’s and LSB’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Old National or LSB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Old National and LSB undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

We caution you not to place undue reliance on the forward-looking statements.

SPECIAL MEETING OF LSB’S SHAREHOLDERS

Date, Place, Time, and Purpose

LSB’s board of directors is sending you this proxy statement and prospectus and proxy to use at the special meeting. At the special meeting, the LSB board of directors will ask you to vote (1) on a proposal to approve the Merger Agreement and related Plan of Merger; (2) to approve the Merger-Related Compensation Proposal; and (3) to approve the Adjournment Proposal. LSB does not expect any other items of business to be presented at the special meeting. If other matters do properly come before the special meeting, the accompanying proxy gives discretionary authority to the persons named in the proxy to vote on any other matters brought before the meeting. Those persons intend to vote the proxies in accordance with their judgment.

The special meeting will be held on September 3, 2014, at 2:00 p.m., Eastern Time, at the LSB Building, 22 N. Second Street, Lafayette, Indiana 47901.

Record Date, Voting Rights, Quorum, and Required Vote

LSB has set the close of business on July 22, 2014, as the record date for determining the holders of LSB common stock entitled to notice of and to vote at the special meeting. Only LSB shareholders at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the record date, there were 1,567,764 shares of LSB common stock outstanding and entitled to vote at the special meeting. Each share of LSB’s common stock is entitled to one vote at the special meeting on all matters properly presented.

The holders of over one-third of the outstanding shares of LSB’s common stock as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. In determining whether a quorum is present, shareholders who abstain will be treated as present for determining the presence or absence of a quorum. There will be no broker non-votes at the special meeting because the only proposals are “non-routine” under NYSE Rule 452.

Approval of the Merger Agreement and related Plan of Merger will require the affirmative vote of holders of at least a majority of LSB’s outstanding shares entitled to vote. Abstentions from voting will have the same effect as a vote against the Merger Agreement and related Plan of Merger. The directors and executive officers of LSB (and their affiliates), as a group, owned with power to vote 173,050 shares of LSB common stock, representing approximately 10.9% of the outstanding shares of LSB common stock as of the record date, including shares subject to options currently exercisable but not exercised. In connection with the execution of the Merger Agreement, the directors of LSB each executed a voting agreement pursuant to which they agreed to vote their shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse to be voted, for approval of the Merger Agreement and related Plan of Merger.

The advisory vote on the Merger-Related Compensation Proposal and the vote on the Adjournment Proposal each require more votes cast in favor of the proposal than are cast against it. Abstentions will have no effect on these proposals.

Voting and Revocability of Proxies

You may vote in one of four ways: (1) by mail (by completing and signing the proxy that accompanies this prospectus and proxy statement); (2) by telephone; (3) by using the Internet; and (4) in person (by either delivering the completed proxy or by casting a ballot if attending the special meeting). To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You may change your proxy vote at the special meeting.

LSB shareholders whose shares are held in “street name” by their broker, bank, or other nominee must follow the instructions provided by their broker, bank, or other nominee to vote their shares.

Voting instructions are included on your proxy. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. If you submit your proxy without specifying a voting instruction, your shares will be voted “FOR” approval of the Merger Agreement and related Plan of Merger , “FOR” approval of the Merger-Related Compensation Proposal and “FOR” approval of the Adjournment Proposal.

You may revoke your proxy before it is voted by:

•	filing with the Secretary of LSB a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: LSB Financial Corp., 101 Main Street, Lafayette, Indiana 47901, Attention: Secretary.

The telephone and Internet voting procedures have been set up for your convenience and have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been properly recorded. If you would like to vote by telephone or by using the Internet, please refer to the specific instructions on the proxy. The deadline for voting by telephone or via the Internet is 1:00 a.m. Eastern Time on September 3, 2014.

Voting of Shares Held in the LSB Financial Corp. Employee Stock Ownership Plan

The ESOP owns approximately 5% of LSB’s common stock. Each ESOP participant must instruct the trustee (First Bankers Trust Services, Inc.) how to vote the shares of LSB common stock allocated to his or her account under the ESOP. If a participant properly executes the voting instruction card distributed by the trustee, the trustee will vote such participant’s shares in accordance with the participant’s instructions. Where properly executed voting instruction cards are returned to the trustee with no specific instruction as to how to vote at the special meeting, the trustee will vote the shares “FOR” approval of the Merger Agreement and related Plan of Merger, “FOR” approval of the Merger-Related Compensation Proposal, and “FOR” approval of the Adjournment Proposal. The trustee will vote the shares “FOR” approval of the Merger Agreement and related Plan of Merger, “FOR” approval of the Merger-Related Compensation Proposal, and “FOR” approval of the Adjournment Proposal as to which no voting instruction cards are received assuming the trustee concludes such a vote is in the best interest of the ESOP participants and beneficiaries.

Solicitation of Proxies

Old National will pay the costs of the distribution of this proxy statement and prospectus. In addition to soliciting proxies by mail, directors, officers, and employees of LSB may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. LSB will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

To help assure the presence in person or by proxy of the largest number of shareholders possible, LSB has engaged Georgeson Inc., a proxy solicitation firm, to solicit proxies on LSB’s behalf, for a proxy solicitation fee of $6,500, plus reasonable out-of-pocket costs and expenses.

Recommendation of LSB’s Board of Directors

The LSB board of directors unanimously approved the Merger Agreement and concluded that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement are in the best interest of LSB and the LSB shareholders. The LSB board of directors unanimously recommends that LSB shareholders vote “FOR” approval of the Merger Agreement and related Plan of Merger, “FOR” approval of the Merger-Related Compensation Proposal, and “FOR” approval of the Adjournment Proposal.

See “The Merger — Background of the Merger” and — “LSB’s Reasons for the Merger and Recommendation of the Board of Directors” for a more detailed discussion of the LSB board of directors’ recommendation with regard to the Merger Agreement.

INFORMATION ABOUT THE COMPANIES

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Old National Bancorp is a bank holding company, incorporated under Indiana law and headquartered in Evansville, Indiana. Old National is the largest financial services holding company headquartered in Indiana and, with $9.5 billion in assets as of March 31, 2014, ranks among the top 100 banking companies in the United States. Since its founding in Evansville in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients in its primary footprint of Indiana, Illinois and Kentucky. In addition to providing extensive services in retail and commercial banking, wealth management, investments and brokerage, Old National also owns Old National Insurance which is one of the top 100 largest agencies in the U.S. and the 10th largest bank-owned agency. Old National’s common stock is listed on the NASDAQ Global Select Market under the symbol “ONB”.

Additional information about Old National and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 112.

LSB Financial Corp.

101 Main Street

Lafayette, Indiana 47901

(765) 742-1064

LSB Financial Corp. is an Indiana corporation which was organized in 1994 by Lafayette Savings for the purpose of becoming a savings and loan holding company. Lafayette Savings is a federally chartered stock savings bank headquartered in Lafayette, Indiana. Originally organized in 1869, Lafayette Savings converted to a federal savings bank in 1984. LSB’s common stock is listed on the NASDAQ Global Market under the symbol “LSBI”.

Additional information about LSB and Lafayette Savings is included elsewhere in this document.

PROPOSAL 1 — THE MERGER

Background of the Merger

As part of its ongoing consideration and evaluation of LSB’s long-term prospects and strategies, the board of directors of LSB has periodically discussed and reviewed strategic opportunities to maximize value for its shareholders. These opportunities have included, among other alternatives, continuing as an independent institution, growing internally and through branch acquisitions, or affiliating or merging with another institution. In 2008 and 2009, the board had discussions with another community bank about an affiliation, but nothing materialized on that possible transaction. On at least an annual basis, LSB’s board of directors has received market updates from investment bankers who generally provide a banking industry update and overview and a merger and acquisition update and outlook. One such meeting was held with several investment banking firms on October 21, 2013.

Until the end of 2013, the board of directors had concluded that LSB’s shareholders, customers, and employees were best served by LSB remaining as an independent financial institution. However, due substantially to the prolonged regional and national economic downturn beginning in 2008, the operating environment for LSB became increasingly difficult, leading to thinner net interest margins, increased loan loss provisions, decreased loan originations, diminished growth opportunities, increased core operating expenses, and stagnant financial performance.

As with many community banks during this time period, conditions during 2008 through 2011 were especially challenging for LSB as a result of the financial crisis and the downturn in the real estate market. During this period LSB experienced increases in its nonperforming assets and loan loss provisions. As a result of losses incurred in the third and fourth quarters of 2009 and the fourth quarter of 2011 resulting from these economic conditions, its net income in 2009 and in 2011 was adversely impacted. In the second part of 2010, LSB ceased paying dividends, which it did not resume until the last quarter of 2012.

During the period May 2006 through February 2014, Lafayette Savings was subject to a Supervisory Agreement and LSB was subject to a Memorandum of Understanding with their respective banking regulators. These agreements required Lafayette Savings to take a number of actions and implement policies to improve the asset quality of its loan portfolio. Moreover, these agreements placed certain restrictions on Lafayette Savings’ operating activities and required LSB to obtain bank regulatory approval of or nonobjection to any dividend declarations, stock repurchases or debt at the holding company level. The Supervisory Agreement and the Memorandum of Understanding were terminated in November 2013 and February 2014, respectively. These agreements were replaced with resolutions of the LSB board of directors requiring approval of the Federal Reserve prior to declaring dividends, increasing debt or redeeming LSB common stock.

Facing the challenges of generating consistent earnings through organic growth, management and the board of directors of LSB continued to evaluate strategic options, including a possible merger of LSB with another financial institution. It was concluded that scale might be needed to absorb additional operating and regulatory costs in a stagnant, slow growth economy.

In October 2013, LSB invited multiple financial advisors, including Sandler O’Neill to update its board of directors on the current merger and acquisition markets. The board invited those bankers back to make a presentation on January 27, 2014, on the pros and cons of a potential sale of LSB. Following this February meeting, LSB selected Sandler O’Neill to market LSB for sale, and executed an engagement letter with Sandler O’Neill on February 13, 2014.

In selecting Sandler O’Neill, LSB’s board of directors considered the fact that Sandler O’Neill had provided prior and ongoing services to several of the potential merger partners, including Old National, but concluded that such services would not create a conflict that would adversely affect LSB or its shareholders. LSB’s board of directors considered Sandler O’Neill’s extensive experience and capabilities relating to combinations involving financial institutions in the United States, its knowledge of the financial services industry and potential acquirors of LSB, and its reputation as a leading investment banker in the financial services industry, when making this decision. Sandler O’Neill, as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, as well as other corporate transactions.

In late February 2014, Sandler O’Neill contacted 16 potential merger partners, and granted access to LSB’s electronic data room to the 12 parties who executed a nondisclosure agreement. Eight parties sought and held multiple targeted diligence calls with management of LSB and Sandler O’Neill and sought additional due diligence information from LSB.

By April 16, 2014, the deadline for indications of interest from potential buyers, LSB received one verbal and seven written indications of interest. The range of offered pricing was between $25.35 per share and $43 per share. All but one of the bids (which was all cash) offered stock of the buyer, and all indications included a cash component as well.

LSB’s board of directors met on April 21, 2014 to consider the indications of interest and after extensive discussion and deliberations instructed Sandler O’Neill to ask the top three bidders (which included Old National) to conduct due diligence and thereafter submit final bids.

In May 2014, the three second-round participants performed onsite due diligence. Each participant also conducted in-person meetings with management and certain directors of LSB. A deadline of May 16, 2014, was set for final letters of intent.

On May 15, 2014, one of these second-round participants withdrew from the process, citing the fact that its due diligence findings had caused it to no longer be able to support its initial indication of interest and that it had decided not to submit a written final proposal.

On May 16, 2014, two remaining bidders submitted bid letters with implied prices of $38.49 per share and $41.50 per share, based on the current value of their offered exchange ratios. LSB’s board of directors met on May 19, 2014, to consider these offers, and, with assistance from Sandler O’Neill and counsel, considered the advantages and disadvantages of the two bids, and reviewed data provided by Sandler, investor presentations and analyst research on those bidders. The board of directors determined at the meeting to proceed with a merger with one of these two parties, depending on their final and best offers. On May 19 and 20, 2014, Sandler O’Neill negotiated with the two bidders to maximize pricing for LSB. Each of those bidders increased its offer and clarified certain other terms of its offer.

On May 20, 2014, the board of directors of Old National met with Old National’s management to review and discuss the terms of the proposed merger including the consideration proposed to paid by Old National and the strategic rationale for the transaction. Following this discussion, the board voted unanimously to approve management’s negotiation of the terms and the finalization and execution of a merger agreement and all related documents.

On May 20, 2014, Old National submitted a revised letter of intent with a 75% stock/25% cash component and an offer with an implied value of $42.50 per share, based on the current value of its exchange ratio. This was the highest offer received.

At a telephone meeting on May 20, 2014, the LSB board was informed by Sandler O’Neill of the increased offers and clarification of terms. At the conclusion of this meeting, LSB’s board of directors, by unanimous vote, selected Old National as the successful bidder and authorized Sandler O’Neill, management and counsel to work expeditiously toward a definitive agreement.

Old National’s legal counsel submitted a draft merger agreement to the parties on May 22, 2014. During the week of May 26, 2014, and through June 2, 2014, the parties exchanged comments and negotiated changes to the draft agreement. During this period, LSB and Sandler O’Neill continued reverse due diligence on Old National.

On June 3, 2014, the board of directors of LSB met and, with assistance of counsel and Sandler O’Neill, discussed the most recent draft of the Merger Agreement. Counsel led a discussion regarding the provisions of the latest Merger Agreement draft and responded to questions from directors. At the request of LSB’s board of directors, Sandler O’Neill reviewed with LSB’s board of directors Sandler O’Neill’s financial analysis of the Merger Consideration and delivered to LSB’s board of directors its oral opinion, which was subsequently confirmed in writing, that, based upon and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, as of the date of the meeting, the Merger Consideration to be paid by Old National for each share of LSB’s common stock was fair to the holders of LSB common stock from a financial point of view. After careful consideration of the revised draft of the Merger Agreement and the other strategic options available to LSB at the time, including the likely inability of other potential acquirors to make a superior offer, LSB’s management believed that the proposal set forth in the revised Merger Agreement was the highest and best offer Old National would make and the highest and best offer LSB was likely to receive from a potential acquiror, and that it was in the best interests of LSB’s shareholders to execute the Merger Agreement. LSB’s board of directors unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby were in the best interest of LSB and its shareholders, (ii) approved and adopted the Merger Agreement and approved the merger and the other transactions contemplated thereby, and (iii) recommended the approval and adoption of the Merger Agreement and related Plan of Merger and the transactions contemplated thereby by LSB shareholders.

LSB and Old National executed the definitive Merger Agreement after the close of business on June 3, 2014. Old National and LSB issued a joint press release publicly announcing the transaction prior to the opening of the financial markets on the morning of June 4, 2014.

LSB’s Reasons for the Merger and Recommendation of the Board of Directors

LSB’s board of directors has determined that the Merger Agreement and the Merger are in the best interests of LSB and its shareholders and recommends that LSB’s shareholders vote “FOR” the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement.

In its deliberations and in making its determination, LSB’s board of directors considered many factors including, without limitation, the following:

•	the business, earnings, operations, financial condition, management, prospects, capital levels, and asset quality of both Old National and LSB;

•	the current and prospective business and economic environments in which LSB operates, including challenging national, regional, and local economic conditions, the competitive environment for Indiana financial institutions characterized by intensifying competition from other financial institutions, increasing consolidation of the financial services industry, the increased regulatory burdens on financial institutions, and the uncertainties in the regulatory climate going forward;

•	LSB’s belief that LSB needs to grow to be in a position to deliver a competitive return to its shareholders;

•	the likelihood that acquisition opportunities for LSB as a buyer are limited for the foreseeable future given LSB’s capital levels, illiquid common stock which would be part of any consideration offered to potential targets and lack of attractive smaller banks within and surrounding its footprint;

•	Old National’s ability and resources to negotiate, execute, and close, and conduct due diligence in connection with, a definitive merger agreement on an expedited basis;

•

LSB’s board’s belief that, after consideration of potential alternatives, including the likely inability of other potential strategic partners to consummate a transaction on terms superior to those offered in the

Merger Agreement, the Merger is expected to provide greater benefits to LSB’s shareholders than the range of possible alternatives, including continuing to operate LSB on a stand-alone basis or pursuing a transaction with another bidder;

•	LSB’s belief that the robust auction process that Sandler O’Neill conducted likely maximized the price LSB shareholders will receive;

•	the knowledge that investors remain focused on the trading liquidity of a bank’s shares and generally value companies with greater market capitalizations with higher valuations;

•	the effect of the Merger on Lafayette Savings’ employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by Old National to LSB employees;

•	Old National’s superior access to capital and managerial resources relative to that of LSB;

•	the benefits of being part of a larger and more diversified combined financial institution and the risks of continuing to be an independent company, given the limited liquidity of LSB’s common stock and LSB’s access to capital relative to Old National;

•	the perceived compatibility of the business philosophies and cultures of LSB and Old National, which LSB’s board believed would facilitate the integration of the operations of the two companies;

•	Old National’s commitment to Indiana and its reputation for community volunteerism;

•	the board’s desire to provide LSB’s shareholders with the prospects for greater future appreciation on their investments in LSB common stock than the amount the board of directors believes LSB could achieve independently;

•	the board’s desire to provide LSB’s shareholders with a favorable cash dividend and greater future prospects for increases in cash dividends;

•	the expectation that the historical liquidity of Old National’s stock will offer LSB shareholders the opportunity to participate in the growth and opportunities of Old National by retaining their Old National stock following the Merger, or to exit their investment, should they prefer to do so;

•	the financial and other terms and conditions of the Merger Agreement, including (1) the fact that the Exchange Ratio (assuming no adjustments) represents approximately 157% of LSB’s tangible book value and 27x last twelve months earnings per share at March 31, 2014, as of the date of the Merger Agreement and is fixed, with no collars, (2) the provision giving LSB the right to terminate the Merger Agreement in the event of a specified decline in the market value of Old National common stock relative to a designated market index unless Old National agrees to pay additional Merger Consideration, and (3) provisions providing for the payment of a $3.0 million termination fee if the Merger Agreement is terminated under certain circumstances, which LSB’s board deemed reasonable;

•	the potential upside in Old National’s common stock based on expected earnings accretion;

•	the fact that the value of the Merger Consideration prior to the public announcement of the merger represented an approximate 45% premium over recent trading prices for LSB common stock;

•	the overall greater scale that will be achieved by the Merger that will better position the combined company for future growth;

•	Old National’s long-term growth strategy in the midwestern United States;

•	the complementary geographic locations of LSB and Old National branch networks in Indiana and, particularly, Lafayette, Indiana;

•	the historical and current market prices of Old National;

•	the financial analyses prepared by Sandler O’Neill, to LSB’s board of directors, and the opinion delivered to LSB’s board to the effect that, as of the date of the opinion, and subject to and based on the qualifications and assumptions set forth in the opinion, the consideration to be received by the holders of LSB common stock in the Merger was fair, from a financial point of view, to such shareholders (other than holders of (i) shares held as treasury stock of LSB and (ii) shares held directly or indirectly by Old National, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any);

•	the interests of LSB’s directors and executive officers in the Merger, in addition to their interests generally as shareholders, as described under “– Interests of Certain Directors and Officers of LSB in the Merger”;

•	the likelihood that the regulatory approvals necessary to complete the transaction would be obtained; and

•	the effect of the Merger on Lafayette Savings’ customers and the communities in which they conduct business.

The foregoing discussion of the factors considered by the LSB board of directors is not intended to be exhaustive, but rather includes the material factors considered by the LSB board of directors. In reaching its decision to approve the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement, the LSB board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The LSB board of directors considered all these factors as a whole, including discussions with, and questioning of, LSB’s management and LSB’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the LSB board of directors unanimously determined that the Merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement are advisable and in the best interests of LSB and its shareholders, and unanimously approved and adopted the Merger Agreement. The LSB board of directors unanimously recommends that LSB shareholders vote “FOR” approval of the Merger Agreement and the Merger.

Old National’s Reasons For the Merger

Old National’s board of directors concluded that the Merger Agreement is in the best interests of Old National and its shareholders. In deciding to approve the Merger Agreement, Old National’s board of directors considered a number of factors, including, without limitation, the following:

•	LSB’s community banking orientation in Lafayette, Indiana and its perceived compatibility with Old National and its subsidiaries;

•	a review of the demographic, economic and financial characteristics of the markets in which LSB operates, including existing and potential competition and history of the market areas with respect to financial institutions; and

•	management’s review of the business, operations, earnings, and financial condition, including capital levels and asset quality, of LSB and Lafayette Savings.

Effects of the Merger

The respective Boards of Directors of Old National and LSB believe that, over the long-term, the Merger will be beneficial to Old National shareholders, including the current shareholders of LSB who will become Old National shareholders if the Merger is completed. The Old National board of directors believes that one of the potential benefits of the Merger is the cost savings that may be realized by combining the two companies and integrating Lafayette Savings as a banking subsidiary of Old National, which savings are expected to enhance Old National’s earnings.

Old National expects to reduce expenses by combining accounting, data processing, retail and lending support, and other administrative functions after completion of the Merger, which will enable Old National to achieve economies of scale in these areas. Promptly following the completion of the Merger, which is expected to occur in the mid-to-late fourth quarter of 2014, Old National plans to begin the process of eliminating redundant functions, and eliminating duplicative expenses.

The amount of any cost savings Old National may realize in 2015 and beyond will depend upon how quickly and efficiently Old National is able to implement the processes outlined above.

Old National believes that it will achieve cost savings based on the assumption that it will be able to:

•	reduce data processing costs;

•	reduce staff;

•	achieve economies of scale in advertising and marketing budgets;

•	reduce legal and accounting fees; and

•	achieve other savings through reduction or elimination of miscellaneous items such as insurance premiums, travel and automobile expense, and investor relations expenses.

Old National has based these assumptions on its present assessment of where savings could be realized based upon the present independent operations of the two companies. Actual savings in some or all of these areas could be higher or lower than is currently expected.

Old National also believes that the Merger will be beneficial to the customers of LSB as a result of the additional products and services offered by Old National and its subsidiaries and because of the increased lending capability.

Opinion of Financial Advisor to LSB

By letter dated February 13, 2014, the board of directors of LSB retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. The board of directors selected Sandler O’Neill to act its financial advisor in connection with a possible business combination based on its qualifications, expertise, reputation and experience in mergers and acquisitions involving financial institutions.

At the June 3, 2014 meeting of the board, Sandler O’Neill delivered to the LSB board of directors its oral opinion, which was subsequently confirmed in writing, that, as of June 3, 2014, the Merger Consideration was fair to the holders of LSB common stock from a financial point of view (other than (i) shares held as treasury stock of LSB and (ii) shares held directly or indirectly by Old National, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any). The full text of Sandler O’Neill’s opinion is attached as Annex B to this proxy statement and prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of LSB common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed Merger. Sandler O’Neill has consented to the inclusion of its written opinion and this description of its opinion in this proxy statement and prospectus.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the LSB board of directors and is directed only to the fairness of the Merger Consideration to the holders of LSB common stock from a financial point of view (other than (i) shares held as treasury stock of LSB and (ii) shares held directly or indirectly by Old National, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any). It does not address the underlying business decision of LSB to engage in the Merger or any other aspect of the Merger and is not a recommendation to any holder of LSB common stock as to how such holder of LSB common stock should vote at the special meeting with respect to the approval of the Merger Agreement and related Plan of Merger or any other matter. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in connection with the Merger by LSB’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration to be received in the Merger by any other shareholders of LSB.

In connection with rendering its opinion on June 3, 2014, Sandler O’Neill reviewed and considered, among other things:

•	the Merger Agreement and related Plan of Merger;

•	certain publicly available financial statements and other historical financial information of LSB that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Old National that Sandler O’Neill deemed relevant;

•	certain internal financial information and other data relating to the business and financial prospects of LSB that were provided to Sandler O’Neill by the management of LSB and not publicly available, including financial forecasts and estimates prepared by the management of LSB for the years ending December 31, 2014 through December 31, 2017 and the earnings growth rate for the year ending December 31, 2018 provided by senior management of LSB (the “LSB Forecasts”);

•	publicly available median analyst earnings estimates for Old National for the years ending December 31, 2014 through December 31, 2015, and earnings estimates for the years ending December 31, 2015 through December 31, 2018 based on balance sheet and earnings per share growth rates provided by senior management of Old National;

•	the pro forma financial impact of the Merger on Old National, based on assumptions relating to, among other things, transaction expenses, purchase accounting adjustments and cost savings as prepared by senior management of Old National and discussed with senior management at each of LSB and Old National;

•	a comparison of certain financial and other information for LSB and Old National including relevant stock trading information, with similar publicly available information for certain other companies similar to each of LSB and Old National, the securities of which are publicly traded;

•	the financial terms and structures of certain recent business combinations among other similar companies and related party transactions in the financial services industry, to the extent publicly available;

•	the current market environment generally and the financial services environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of LSB the business, financial condition, results of operations and prospects of LSB and held similar discussions with the senior management of Old National regarding the business, financial condition, results of operations and prospects of Old National.

In performing its review, Sandler O’Neill has relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O’Neill from public sources, that was provided to it by LSB or Old National or their respective representatives or that was otherwise reviewed by Sandler O’Neill and assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill relied, at the direction of LSB, without independent verification or investigation, on the assessments of the management of LSB as to its existing and future relationships with key employees and partners, clients, products and services and Sandler O’Neill assumed, with LSB’s consent, that there would be no developments with respect to any such matters that would affect its analyses or opinion. Sandler O’Neill further relied on the assurances of the respective managements of LSB and Old National that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to and has not undertaken an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of LSB and Old National or any of their respective subsidiaries, nor has Sandler O’Neill been furnished with any such evaluations or appraisals. Sandler O’Neill renders no opinion or evaluation on the collectability of any assets or the future performance of any loans of LSB or Old National. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of LSB or Old National, or the combined entity after the Merger and Sandler O’Neill has not reviewed any individual credit files relating to LSB and Old National.

In performing its analyses and in rendering its opinion, Sandler O’Neill used the LSB Forecasts and the internal projections provided by senior management of LSB, as discussed with senior management of LSB, and publicly available earnings estimates and earnings growth rates for Old National as discussed with senior management of Old National. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, accounting adjustments, expected cost savings and other synergies which were prepared by and reviewed with the senior management of Old National. With respect to the LSB Forecasts as well as those projections, estimates, judgments and expected cost savings of Old National, the respective managements of LSB and Old National confirmed to Sandler O’Neill that those projections, estimates, judgments and expected cost savings reflected the best currently available estimates and judgments of those respective managements of the future financial performance of LSB and Old National, respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such estimates or the assumptions on which they are based. Sandler O’Neill also assumed that there had not been any material change in the respective assets, financial condition, results of operations, business or prospects of LSB or Old National since the date of the most recent financial data made available to Sandler O’Neill. In addition, Sandler O’Neill assumed in all respects material to its review and analysis that LSB and Old National would remain as a going concern for all periods relevant to its analyses. Sandler O’Neill also assumed, with the consent of LSB’s board of directors, that (i) each of the parties to the Merger Agreement and related Plan of Merger will comply in all material respects with all material terms of the Merger Agreement and related Plan of Merger and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants required to be performed by such party under the agreements are not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger; no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the LSB, Old National or the Merger, (iii) the Merger and the other transactions contemplated by the Merger Agreement and related Plan of Merger in accordance with the terms of the Merger Agreement and related Plan of Merger without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements and (iv) the Merger will qualify as a tax-free reorganization for federal income tax purposes. With LSB’s consent, Sandler O’Neill relied upon the advice LSB has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Merger Agreement and related Plan of Merger.

Sandler O’Neill expressed no opinion as to the trading values at which the common stock of LSB or Old National may trade at any time. Sandler O’Neill expresses no opinion as to any of the legal, accounting and tax matters relating to the merger and the other transactions contemplated by the Merger Agreement and related Plan of Merger in connection therewith. Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of its opinion. Events occurring after the date thereof could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.

In rendering its June 3, 2014 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but it is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to LSB or Old National and no transaction is identical to the Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of LSB and Old National and the companies to which they are being compared.

Transaction Multiples

Sandler O’Neill reviewed the financial terms of the proposed transaction. As described in the Merger Agreement and related Plan of Merger, holders of LSB common stock have the right to receive consideration consisting of (i) 2.269 shares of Old National Common Stock and (ii) an amount in cash equal to $10.63. Based upon Old National’s share price of $13.75 as of May 28, 2014, Sandler O’Neill calculated a purchase price per share of $41.83 per share. Based upon (i) 1,566,904 shares outstanding, and (ii) cashing out LSB’s outstanding stock options at the closing of the Merger, Sandler O’Neill calculated an aggregate Merger Consideration value of approximately $67,000,000. Based upon financial information as of the period ended March 31, 2014, Sandler O’Neill calculated the following transaction ratios:

Pricing Multiples	Value
Price/Last Twelve Months Earnings Per Share	27.3	x
Price/2014 Estimated Earnings Per Share	29.9	x
Price/Tangible Book Value	159%
Tangible Book Premium/Core Deposit	10.3%
One Day Market Premium	46.3%

Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for LSB and a group of financial institutions selected by Sandler O’Neill based on Sandler O’Neill’s professional judgment and experience. The peer group consisted of publicly-traded banks and thrifts in the Midwest with total assets between $250 million and $500 million, Tangible Common Equity/Tangible Assets of 9-13%, and Last Twelve Months Return on Average Assets of greater than 0%. This group excluded companies that are traded on the over the counter market.

The following financial institutions were selected for the comparison:

Peoples Bancorp	Killbuck Bancshares, Inc.
First Capital, Inc.	Boyle Bancorp, Inc.
Bancorp. of Southern Indiana	Crystal Valley Financial Corporation
Wayne Savings Bancshares, Inc.	United Bancorp, Inc.
CITBA Financial Corporation	Consumers Bancorp, Inc.
HFB Financial Corporation	Commercial Bancshares, Inc.
Jacksonville Bancorp, Inc.	Eastern Michigan Financial Corporation
Northeast Indiana Bancorp, Inc.	HCB Financial Corporation
West End Indiana Bancshares, Inc.	Comunibanc Corporation
FFD Financial Corporation

The analysis compared publicly available financial information for LSB and the high, mean, median and low financial and market trading data for the peer group as of or for the twelve month period ended March 31, 2014 with pricing data as of May 28, 2014. The results of these analyses are summarized in the following table.

	LSB	Comparable Company High to Low Ranges
Total Assets ($ in millions)	$366	$468 - $255
Tangible Common Equity/Tangible Assets	11.28%	12.70% - 9.04%
Leverage Ratio	11.20%	11.92% - 8.70%
Total Risk-Based Capital Ratio	17.48%	21.66% - 12.51%
Return on Average Assets	0.66%	1.15% - 0.40%
Return on Average Common Equity	5.98%	10.88% - 3.52%
Pre-Tax Pre-Provision Earnings/Average Assets	1.10%	1.77% - 0.49%
Net Interest Margin	3.23%	4.57% - 2.72%
Efficiency Ratio	72.6%	87.1% - 59.9%
Loan Loss Reserve/Gross Loans	2.44%	2.17% - 0.83%
Non-Performing Assets1/Total Assets	0.70%	3.76% - 0.34%
Net Charge Offs/Average Loans	(0.07)%	1.04% - (0.09)%
Price/Tangible Book Value	109%	147% - 67%
Price/Last 12 Months Earnings Per Share	18.7x	22.5x - 7.9x
Current Dividend Yield	1.3%	4.3% - 1.2%
Market Value ($ in millions)	$45	$66 - $18

Analysis of Selected Merger Transactions

Comparable Midwest Transactions

Sandler O’Neill reviewed transactions that consisted of all bank and thrift transactions in the Midwest since 2012, with disclosed deal values that were between $20 million and $100 million, excluding the transaction involving Talmer Bancorp Inc./First Place Bank bankruptcy. The group was composed of the following transactions:

Buyer/Target

Peoples Bancorp Inc./North Akron Savings Bank

MainSource Financial Group/MBT Bancorp

Peoples Bancorp Inc./Ohio Heritage Bancorp Inc.

Southern Missouri Bancorp Inc./Peoples Service Co.

1	Non-performing assets includes nonaccrual loans and leases, renegotiated loans and leases and real estate owned.

First Financial Bancorp./Insight Bank

First Financial Bancorp./First Bexley Bank

LCNB Corp./Eaton National B&TC

Huntington Bancshares Inc./Camco Financial Corp.

Croghan Bancshares Inc./Indebancorp

Heartland Financial USA Inc./Morrill Bancshares Inc.

CNB Financial Corp./FC Banc Corp.

QCR Holdings Inc./Community National Bancorp.

Wintrust Financial Corp./First Lansing Bancorp Inc.

Wintrust Financial Corp./HPK Financial Corp.

National Australia Bank/North Central Bancshares Inc.

Old National Bancorp./Indiana Community Bancorp.

Sandler O’Neill then reviewed the following multiples for each of the transactions: transaction price to last twelve months’ earnings per share; transaction price to estimated earnings per share; transaction price to tangible book value; core deposit premium and one day market premium. Sandler O’Neill then calculated the imputed per share valuation for the high, low, mean and median data for the transactions. The results of these analyses are summarized in the following tables.

Midwest M&A Transactions
(Ranges)
Price/Last 12 Months Earnings	56.9x - 7.5x
Price/Estimated Earnings Per Share	-
Price/Tangible Book Value	185% - 98%
Core Deposit Premium	10.5% - 0.3%
One Day Market Premium	65.9% - 28.6%

Imputed Per Share Valuation Based on Precedent Midwest M&A Transactions (Ranges)
Price/Last 12 Months Earnings	$87.03 - $11.43
Price/Estimated Earnings Per Share	-
Price/Tangible Book Value	$48.86 - $25.74
Core Deposit Premium	$43.12 - $26.89
One Day Market Premium	$47.44 - $36.78

LSB Imputed Per Share Valuation for the Proposed Transaction
Price/Last 12 Months Earnings Per Share	Price/Estimated Earnings Per Share	Price/Tangible Book Value Per Share	Price/Core Deposits	Price/Stock Price
27.3x	29.9x	159%	10.3%	46.3%

Comparable Nationwide Transactions

Sandler O’Neill also reviewed nationwide transactions that consisted of all nationwide bank and thrift deals since July 1, 2013 with announced deal value between $20 and $100 million. The group was composed of the following transactions:

Buyer / Target

First Business Finl. Svcs. Inc/Aslin Group Inc.	IBERIABANK Corp./First Private Holdings Inc. TX

Glacier Bancorp Inc./FNBR Holding Corp.	First Interstate BancSystem/Mountain West Financial Corp.

Green Bancorp Inc./SP Bancorp Inc.	HomeTrust Bancshares Inc./Jefferson Bancshares Inc.

State Bank Financial Corp./Atlanta Bancorp. Inc.	First Financial Bancorp./Insight Bank

Commerce Union Bancshares Inc./Reliant Bank	BNC Bancorp/Community First Finl Grp Inc

Seacoast Banking Corp. of FL/BANKshares Inc.	BNC Bancorp/South Street Financial Corp.

Heritage Financial Group Inc./Alarion Financial Services	First Financial Bancorp./First Bexley Bank

Peoples Bancorp Inc./North Akron Savings Bank	Hanmi Financial Corp./Central Bancorp Inc.

Home BancShares Inc./Florida Traditions Bank	Mascoma Mutual Finl Svcs Corp./Connecticut River Bancorp Inc.

Inst for Svgs in Newburyport/Rockport National Bancorp Inc.	Bank of the Ozarks Inc./Bancshares Inc.

CB Financial Services Inc./FedFirst Financial Corp.	Banco Sabadell SA/JGB Bank NA

F.N.B. Corp./OBA Financial Services Inc	WSFS Financial Corp./First Wyoming Financial Corp.

MainSource Financial Group/MBT Bancorp	Franklin Financial Network Inc/MidSouth Bank

Peoples Bancorp Inc./Ohio Heritage Bancorp Inc.	Premier Financial Bancorp Inc./Bank of Gassaway

Simmons First National Corp./Delta Trust & Banking Corp.	Home Bancorp Inc./Britton & Koontz Capital Corp.

First Citizens Bancshares Inc./Southern Heritage Bancshares	NewBridge Bancorp/CapStone Bank

Salisbury Bancorp Inc./Riverside Bank	LCNB Corp./Eaton National B&TC

CBFH Inc./MC Bancshares Inc.	MVB Financial Corp/CFG Community Bank

Ameris Bancorp/Coastal Bankshares Inc.	Heritage Oaks Bancorp/Mission Community Bancorp

Southern Missouri Bancorp Inc./Peoples Service Co.	Huntington Bancshares Inc./Camco Financial Corp.

CVB Financial Corp./American Security Bank	New Century Bancorp Inc./Select Bancorp Inc.

Cardinal Financial Corp./United Financial Banking Co.	CenterState Banks/Gulfstream Bancshares Inc.

Stonegate Bank/Florida Shores Bancorp Inc.	HomeStreet Inc./Fortune Bank

Community & Southern Holdings Inc/Verity Capital Group Inc.	Independent Bk Group Inc./Collin Bank

1st Constitution Bancorp/Rumson-Fair Haven BT&C	Bond Street Holdings Inc./Great Florida

First Community Corp./Savannah River Financial Corp.	Bank of Marin Bancorp/NorCal Community Bancorp

Sandler O’Neill then reviewed the following multiples for each of the transactions: transaction price to last twelve months earnings per share; transaction price to estimated earnings per share; transaction price to tangible book value; core deposit premium and one day market premium. Sandler O’Neill then calculated the imputed per share valuation for the high, low, mean and median data for the transactions. The results of these analyses are summarized in the following tables.

Nationwide M&A Transactions
(Ranges)
Price / Last 12 Months Earnings	56.9x - 4.1x
Price / Estimated Earnings Per Share	-
Price / Tangible Book Value	196% - 48%
Core Deposit Premium	14.1% - (9.2)%
One Day Market Premium	67.7% - (1.3)%

Imputed Per Share Valuation Based on Precedent Nationwide M&A Transactions (Ranges)
Price / Last 12 Months Earnings	$87.03 - $6.27
Price/Estimated Earnings Per Share	-
Price / Tangible Book Value	$51.74 - $12.59
Core Deposit Premium	$48.89 - $11.74
One Day Market Premium	$47.97 - $28.22

LSB Imputed Per Share Valuation for the Proposed Transaction
Price/Last 12 Months Earnings Per Share	Price/Estimated Earnings Per Share	Price/Tangible Book Value Per Share	Price/Core Deposits	Price/Stock Price
27.3x	29.9x	159%	10.3%	46.3%

LSB – Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the net present value per share of LSB common stock through December 31, 2018.

Sandler O’Neill based the analysis on LSB’s management projections prepared by the management of LSB for the years ending December 31, 2014 through December 31, 2017 and the earnings growth rate for the year ending December 31, 2018, which assumed (i) tangible book value as of December 31, 2014 of $27.16 per share, (ii) a discount rate of 15.15%, (iii) 1,581,000 outstanding shares of common stock and (iv) an annual dividend per share of $0.36 as of December 31, 2014 with increases of $0.04 per year through December 31, 2018.

To approximate the terminal value of LSB’s common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples of 10.0x to 20.0x and multiples of tangible book value ranging from 75% to 125% as determined by Sandler O’Neill in its professional judgment and experience. Sandler O’Neill selected the price to earnings multiples based on its professional judgment and experience after considering the price to earnings multiples of LSB’s peer group. Sandler O’Neill selected the tangible book value multiples based on its professional judgment and experience after considering the tangible book value multiples of the LSB peer group.

The income streams and terminal values were then discounted to present values using different discount rates ranging from 11.0% to 16.0%, which were assumed deviations, both up and down, as selected by Sandler O’Neill based on the LSB discount rate of 15.15% as determined by Sandler O’Neill. Sandler O’Neill determined the discount rate based on the 10-year treasury bond yield of 2.44%, a two-year beta of stock of 100%, an equity risk premium of 5.70%, a size premium of 3.81%, and an industry premium of 3.20%. These analyses resulted in the following reference ranges of implied present values per share of LSB common stock:

Range of Implied Earnings Per Share Based on Price/Earnings	Range of Implied Tangible Book Value Per Share Based on Tangible Book Value
$9.67 – $22.03	$13.09 – $25.62

Sandler O’Neill also considered and discussed with the LSB’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming LSB’s net income varied from 25% above projections to 25% below projections. Using a discount rate of 14.0% for this analysis, Sandler O’Neill noted a range of $8.20 – $24.00 per share of LSB common stock.

During the June 3, 2014 meeting of the LSB’s board of directors, Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Old National Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for Old National and a group of financial institutions selected by Sandler O’Neill based on Sandler O’Neill’s professional judgment and experience. The peer group consisted of the group of publicly traded companies that are identified as Old National’s peers by Old National in its proxy and investor presentations.

The following financial institutions were selected for the comparison:

Cullen/Frost Bankers Inc.

FirstMerit Corp.

Commerce Bancshares Inc.

Prosperity Bancshares Inc.

Susquehanna Bancshares Inc.

Wintrust Financial Corp.

Fulton Financial Corp.

Valley National Bancorp

UMB Financial Corp.

F.N.B. Corp.

Bank of Hawaii Corp.

IBERIABANK Corp.

BancorpSouth Inc.

Trustmark Corp.

United Bankshares Inc.

MB Financial Inc.

First Midwest Bancorp Inc.

Glacier Bancorp Inc.

First Interstate BancSystem

Park National Corp.

First Financial Bancorp.

BancFirst Corp.

Chemical Financial Corp.

WesBanco Inc.

First Commonwealth Financial

Renasant Corp.

Heartland Financial USA Inc.

Pinnacle Financial Partners

First Merchants Corp.

1st Source Corp.

S&T Bancorp Inc.

The analysis compared publicly available financial information for Old National and the high, mean, median and low financial and market trading data for the peer group as of or for the period ended March 31, 2014 with pricing data as of May 28, 2014. The results of these analyses are summarized in the following table.

	Old National	Comparable Company Ranges
Total Assets ($ in millions)	$9,545	$24,685 - $4,707
Tangible Common Equity/Tangible Assets	8.82%	11.00% - 5.78%
Leverage Ratio	9.32%	12.44% - 7.06%
Total Risk-Based Capital Ratio	15.66%	19.22% - 11.85%
Return on Average Assets	1.08%	1.39% - 0.59%
Return on Average Tangible Common Equity	13.50%	23.1% - 7.80%
Net Interest Margin	4.07%	4.00% - 2.48%
Efficiency Ratio	66.2%	77.30% - 39.00%
Loan Loss Reserve/Gross Loans	0.94%	3.17% - 0.70%
Non-Performing Assets2/Total Assets	1.18%	2.66% - 0.08%
Net Charge Offs/Average Loans	(0.02)%	1.05% - (0.26)%
Price/Tangible Book Value	170%	342% - 129%
Price/Last 12 Months Earnings Per Share	13.5x	21.5x - 11.1x
Price/2014 Consensus Estimated Earnings Per Share	13.5x	18.3x - 12.29x
Current Dividend Yield	3.2%	5.0% - 0.9%
Market Value ($ in millions)	$1,454	$4,556 - $454

2	Non-performing assets includes nonaccrual loans and leases, restructured loans and leases and other real estate owned.

Old National – Net Present Value Analysis

Sandler O’Neill also performed an analysis that estimated the net present value of Old National through December 31, 2018.

Sandler O’Neill based the analysis on Old National’s projected earnings stream as derived from median publicly available analyst earnings estimates for Old National for the years ending December 31, 2014 through December 31, 2015, and earnings estimates for the years ending December 31, 2015 through December 31, 2018 based on asset and earnings per share growth rates provided by senior management of Old National which assumed (i) tangible book value per share of $7.74 as of December 31, 2014, (ii) discount rate of 13.19%, (iii) outstanding shares of Old National common stock of 114,956,000 and (iv) an annual dividend per share of $0.40 as of December 31, 2015 with increases of $0.04 per year through December 31, 2018.

To approximate the terminal value of Old National’s common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples of 12.0x to 22.0x and multiples of tangible book value ranging from 125% to 250% as determined by Sandler O’Neill in its professional judgment and experience. Sandler O’Neill selected the price to earnings multiples based on the range of data derived from trading multiples Old National’s peer group. The income streams and terminal values were then discounted to present values using different discount rates ranging from 8.0% to 14.0%, which were assumed deviations, both up and down, as selected by Sandler O’Neill based on the Old National discount rate of 13.19% as determined by Sandler O’Neill in its professional judgment and experience. Sandler O’Neill determined the discount rate based on the 10-year treasury bond yield of 2.44%, an equity risk premium of 5.70%, a size premium of 1.85%, and an industry premium of 3.20%. These analyses resulted in the following reference ranges of implied earnings per share and implied tangible book value per share of Old National common stock:

Range of Present Value Per Share Based on Price/Earnings	Range of Present Value Per Share Based on Tangible Book Value
$9.92 – $21.45	$8.88 – $20.53

Sandler O’Neill also considered and discussed with the board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Old National’s net income varied from 25% above median publicly available analyst estimates and long-term earnings growth rate for the years ending 2014 through 2018 to 25% below median publicly available analyst estimates and long-term earnings growth rate for the years ending 2014 through 2018. Using a discount rate of 11.0% for this analysis, Sandler O’Neill noted a range of $8.83 – $23.20 present value per share of Old National common stock.

At the June 3, 2014 meeting of the board of directors, Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Results

Sandler O’Neill analyzed certain potential pro forma effects of the Merger, assuming the following: (i) the Merger closes in the fourth quarter of 2014; (ii) per share Merger Consideration value of $41.83 per share in the aggregate, comprised of $10.63 per share in cash and 2.269 shares of Old National common stock; (iii) outstanding options to buy LSB common stock are converted at the closing into cash equal to the value of the options based on the Merger Consideration; (iv) LSB’s performance is consistent with the financial forecasts and estimates prepared by its management; (v) Old National’s performance is consistent with median publicly available analyst estimates and long-term earnings growth rate provided by Old National’s management; (vi) certain purchase accounting adjustments, including a loan credit mark equal to $12.0 million (4.5% of gross loans) offset by $6.6 million loan loss reversal, a loan interest rate mark equal to $13.3 million, a deposit interest rate mark equal to $1.0 million; (vii) 80% of LSB’s estimated future provision expense per year was eliminated; (viii) core deposit intangibles constitute 1.32% of LSB’s core deposits, amortized over seven years using sum of the digits methodology; (ix) cost savings of 40% of LSB’s estimated non-interest expense, fully realized by 2015; (x) pre-tax deal expenses of $8.2 million; and (xi) additional amortizing transaction costs of $1.4 million amortizing over ten years. The actual results achieved by the combined company, however, may vary from projected results and the variations may be material.

The table below shows Sandler O’Neill’s projected accretion/dilution percentages for Old National as of closing and for each of the years 2014–2017.

	Closing 12/31/2014	Year Ending 12/31/2015	Year Ending 12/31/2016	Year Ending 12/31/2017	Year Ending 12/31/2018
Old National Earnings Per Share Accretion/(Dilution) - Excluding Transaction Expenses	—	2.7%	2.5%	2.8%	3.1%
Old National Tangible Book Value Accretion/(Dilution)	(2.5%)	(1.8%)	(1.3%)	(0.8%)	(0.4%)

Other Information Reviewed By Sandler O’Neill

Stock Price Performance

Sandler O’Neill also reviewed for informational purposes the publicly reported trading prices of LSB’s common stock for the one year and three-year periods ended May 28, 2014. Sandler O’Neill then compared the relationship between the movements in the price of LSB’s common stock against the movements in the prices of publicly-traded banks and thrifts in the Midwest with total assets between $250 million and $500 million and a tangible common equity/total assets ratio between 9% and 13% (“LSB Peers”), the SNL U.S. Bank Index and the S&P 500.

One Year Comparative Stock Performance

	Beginning Value	Ending Value
LSB	100%	131.0%
LSB Peers	100%	106.5%
SNL U.S. Bank Index	100%	111.3%
S&P 500	100%	115.0%

Three-Year Comparative Stock Performance

	Beginning Value	Ending Value
LSB	100%	186.6%
LSB Peers	100%	128.6%
SNL U.S. Bank Index	100%	143.7%
S&P 500	100%	144.3%

Sandler O’Neill also reviewed for informational purposes the publicly reported trading prices of Old National’s common stock for the one year and three-year period ended May 28, 2014. Sandler O’Neill then compared the relationship between the movements in the price of Old National’s common stock against the movements in the prices of the group of publicly traded companies that are identified as Old National’s peers by Old National in its proxy and investor presentations (“Old National Peers”), the SNL U.S. Bank Index and the S&P 500.

One-Year Comparative Stock Performance

	Beginning Value	Ending Value
Old National	100%	99.6%
Old National Peers	100%	109.4%
SNL U.S. Bank Index	100%	111.3%
S&P 500	100%	115.0%

Three-Year Comparative Stock Performance

	Beginning Value	Ending Value
Old National	100%	128.9%
Old National Peers	100%	127.5%
SNL U.S. Bank Index	100%	143.7%
S&P 500	100%	144.3%

Miscellaneous

Sandler O’Neill acted as financial advisor to the LSB board of directors in connection with the Merger and received a non-refundable retainer fee of $25,000 and a fee associated with the delivery of its fairness opinion from LSB in the amount of $100,000, which amounts shall be credited towards a fee of 1.2% of the aggregate transaction value that it will be entitled to receive if the Merger is consummated. Sandler O’Neill also received a fee upon execution of the definitive agreement in the amount of $100,000, which amount shall be credited towards the fee of 1.2% of the aggregate transaction value that it will be entitled to receive if the Merger is consummated. LSB has also agreed to reimburse Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement not to exceed $20,000 without the consent of LSB, and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under the securities laws. Except as described here, LSB has paid Sandler O’Neill no other fees or commissions for other services during the last two years. In the past two years Sandler O’Neill has provided certain investment banking services to Old National. For those services Sandler O’Neill received compensation totaling approximately $900,000. Except as disclosed above, there are no material relationships that existed during the two years prior to the date of Sandler O’Neill’s opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Sandler O’Neill and LSB. The Board of Directors was advised of and considered Sandler O’Neill’s past relationships with the other potential merger partners, including Old National. Sandler O’Neill has provided and may provide investment banking services to Old National in the future.

In the ordinary course of its respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to LSB and Old National and their respective affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of LSB or Old National or their respective affiliates for their own accounts and for the accounts of their customers and, accordingly may at any time hold a long or short position in such securities.

THE MERGER AGREEMENT

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement, at the completion of the Merger, LSB will merge with and into Old National, with Old National as the surviving corporation. The separate existence of LSB will terminate and LSB common stock will cease to be listed on the NASDAQ Global Market and will be cancelled as a consequence of the Merger. Old National common stock will continue to be listed on the NASDAQ Global Select Market under the symbol “ONB”. Simultaneous with the Merger, Lafayette Savings will be merged with and into Old National Bank, a wholly-owned subsidiary of Old National.

Under the Merger Agreement, the officers and directors of Old National serving at the effective time of the Merger will continue to serve as the officers and directors of Old National after the Merger is consummated.

Merger Consideration

If the Merger is completed, your shares of LSB common stock will be converted into the right to receive 2.269 shares of Old National common stock, subject to adjustment as summarized below and $10.63 in cash.

The Exchange Ratio is subject to adjustment as follows:

•	Decrease in Consolidated Shareholders’ Equity. If as of the end of the month prior to the effective time of the Merger the LSB consolidated shareholders’ equity is less than $40,000,000, the Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Purchase Price by the total number of shares of LSB common stock outstanding, and further dividing that number by the Average Old National Closing Price. For purposes of the computation, the Adjusted Purchase Price shall be equal to (x) the total Stock Purchase Price, less (y) the difference between $40,000,000 and the LSB Consolidated Shareholders’ Equity as of the end of the month prior to the effective time of the Merger multiplied by 150%. The Stock Purchase Price shall be the Exchange Ratio in effect at the time of the adjustment multiplied by the Average Old National Closing Price multiplied by the total number of shares of LSB common stock outstanding at the effective time of the Merger. The LSB consolidated shareholders’ equity shall be determined in accordance with generally accepted accounting principles, less (i) the net accumulated other comprehensive income/(loss) as of the Computation Date, determined in accordance with GAAP, and to which shall be added the following:

i.	any accruals, reserves or charges resulting from expenses of the Merger and other transactions contemplated by the Merger Agreement; and

ii.	any accruals, reserves or charges taken by LSB at the request of Old National.

If the Merger closed as of June 30, 2014, there would have been no adjustment to the Merger Consideration based upon the shareholders’ equity provision. The Exchange Ratio remains subject to change, however, based upon the shareholder’ equity (computed in accordance with the terms of the Merger Agreement) as of the end of the month before the closing of the Merger.

•	Decrease in Market Price of Old National Common Stock. Additionally, LSB may terminate the Merger Agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period) (the “determination date”), such termination to be effective on the tenth day following such determination date if both of the following conditions are satisfied:

i.	the average of the daily closing price of Old National common stock as reported on the NASDAQ Global Select Market for the ten consecutive trading days immediately preceding the determination date (the “ONB Market Value”) is less than $10.98; and

ii.	the number obtained by dividing the ONB Market Value by $13.73 (the “Initial ONB Market Value,” which may be adjusted to account for certain transactions involving the stock of Old National, such as a stock dividend, reclassification or similar transaction between the date of the Merger Agreement and the determination date) (the “ONB Ratio”) is less than the quotient (such quotient, the “Index Ratio”) obtained by dividing the average of the daily closing value for the five consecutive trading days immediately preceding the determination date of a group of financial institution holding companies comprising the NASDAQ Bank Index (the “Final Index Price”) by the closing value of the NASDAQ Bank Index on June 3, 2014 (the “Initial Index Price”), minus 0.20.

If LSB elects to exercise its termination right as described above, it must give prompt written notice thereof to Old National. During the five-business day period commencing with its receipt of such notice, Old National shall have the option to increase the consideration to be received by the holders of LSB common stock by adjusting the Exchange Ratio to the lesser of (i) a quotient, the numerator of which is equal to the product of the Initial ONB Market Value, the Exchange Ratio (as then in effect), and the Index Ratio, minus 0.20, and the denominator of which is equal to the ONB Market Value on the determination date; or (ii) the quotient determined by dividing the Initial ONB Market Value by the ONB Market Value on the determination date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If Old National elects, it shall give, within such five-business day period, written notice to LSB of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred and the Merger Agreement shall remain in full force and effect in accordance with its terms (except as the Exchange Ratio shall have been so modified). Because the formula is dependent on the future price of Old National’s common stock and that of the index group, it is not possible presently to determine what the adjusted Merger Consideration would be at this time, but, in general, more shares of Old National common stock would be issued, to take into account the extent by which the average price of Old National’s common stock exceeded the decline in the average price of the common stock of the index group.

Treatment of Options to Acquire Shares of LSB Common Stock

Each option to purchase LSB common stock granted pursuant to the LSB Financial Corp. 1995 Stock Option and Incentive Plan and the LSB Financial Corp. 2007 Stock Option and Incentive Plan (the “LSB Stock Option Plans”) whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger (a “Stock Option”), will be fully vested at the date of shareholder approval of the Merger and will be converted into the right at the effective time of the Merger to receive an amount, payable in cash, equal to the product of (i) the total number of shares of LSB common stock subject to such Stock Option and (ii) the positive difference, if any, of the cash received in the Merger on a per share basis plus the Exchange Ratio multiplied by the Average ONB Closing Price (as hereinafter defined) less the exercise price of such Stock Option, subject to any consents required from holders of Stock Options. The Average ONB Closing Price means the average of the per share closing prices of a share of ONB common stock as quoted on the NASDAQ Global Select Market during the ten trading days preceding the fifth calendar day preceding the effective time of the Merger. Old National shall pay the Stock Option holders these cash payments, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign tax law with respect to the making of such payment, on or as soon as reasonably practicable after the closing date of the Merger, but in any event within five business days following the closing date of the Merger. If any holder of a Stock Option does not consent to this treatment of his or her Stock Options, his or her Stock Options will be converted to stock options to purchase the Merger Consideration or the value thereof in accordance with the terms of the applicable LSB Stock Option Plan.

As of the record date, there were options to purchase 75,972 shares of LSB common stock at an average exercise price of $24.54 per share.

The purchase price of such options will constitute taxable ordinary income to the option-holder.

Treatment of the LSB Employee Stock Ownership Plan

The ESOP will be terminated as of the day prior to the effective time of the Merger. LSB shall also amend the ESOP as of the day before the effective time of the Merger to provide that no distributions of accrued benefits shall be made from the ESOP, or its related trust, subsequent to the termination date and until such time as the Internal Revenue Service issues a favorable determination letter to the effect that the ESOP termination does not adversely affect the ESOP’s qualification for favorable income tax treatment under the Code, other than distributions required by the terms of the ESOP to be made upon the retirement, death, disability, or termination of employment of an ESOP participant, or any other event other than the ESOP termination that requires a distribution of benefits from the ESOP. As soon as practicable after the date of the closing of the Merger, Old National shall file with the Internal Revenue Service a request for a determination letter to the effect that the ESOP termination does not adversely affect its favorable tax-qualified status. Old National shall not take any action or refrain from taking any action that would delay the receipt of such favorable determination letter. Upon receipt of such favorable determination letter, Old National shall promptly process distributions to participants and beneficiaries with respect to the ESOP. LSB shall continue to make all non-discretionary employer contributions which it is required to make to the ESOP. In addition, LSB shall continue in full force and effect, until the effective time of the Merger: (i) the fidelity bond, if any, issued to LSB as described in ERISA Sec. 412; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the ESOP.

Exchange and Payment Procedures

At and after the effective time of the Merger, each certificate or book-entry representing shares of LSB common stock will represent only the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement. Old National will reserve a sufficient number of shares of Old National common stock to be issued as part of the Merger Consideration. As soon as practicable after the effective time of the Merger, but in no event more than five business days thereafter, Old National will mail a letter of transmittal to each holder of LSB common stock that will include detailed instructions on how such holder may exchange such holder’s LSB common shares for the Merger Consideration.

Old National will provide a written notice of ownership of uncertificated shares to each former LSB registered shareholder setting forth the number of shares of Old National common stock that each holder of LSB common stock has received in the Merger and a check in the amount of any cash that such holder has the right to receive to be delivered to such shareholder upon delivery to Old National of certificates or book-entry representing such shares of LSB common stock and a properly completed letter of transmittal. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive.

The stock transfer books of LSB will be closed immediately at the effective time of the Merger and after the effective time there will be no transfers on the stock transfer records of LSB of any shares of LSB common stock. Old National will be entitled to rely on LSB’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration. If any old certificate is lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such old certificate to be lost, stolen, or destroyed and, if required by Old National, the posting by such person of a bond or other indemnity as Old National may reasonably direct as indemnity against any claim that may be made with respect to the old certificate, Old National will issue the Merger Consideration in exchange for such lost, stolen or destroyed certificate.

Dividends and Distributions

Until LSB common stock certificates or book-entry shares are surrendered for exchange, any dividends or other distributions declared after the effective time of the Merger with respect to Old National common shares into which shares of LSB common stock may have been converted will accrue but will not be paid. When such certificates or book-entry shares have been duly surrendered, Old National will pay any unpaid dividends or other distributions, without interest.

Representations and Warranties

The Merger Agreement contains representations and warranties of LSB, on the one hand, and Old National, on the other hand, to each other, as to, among other things:

•	the corporate organization and existence of each party;

•	the authority of each party to enter into the Merger Agreement, perform its obligations under the Merger Agreement and make it valid and binding;

•	the fact that the Merger Agreement does not conflict with or violate:

(i)	the articles of incorporation and by-laws of each party,

(ii)	applicable law, and

(iii)	agreements, instruments or obligations of each party;

•	the capitalization of LSB and Old National;

•	each party’s compliance with applicable law;

•	the accuracy of statements made and materials provided to the other party;

•	the absence of material litigation;

•	each party’s financial statements and filings with applicable regulatory authorities;

•	the absence of undisclosed obligations or liabilities;

•	title to its assets;

•	the adequacy of its loan loss reserves;

•	employee benefit plans and related matters;

•	the filing and accuracy of tax returns;

•	the adequacy of each party’s deposit insurance and other policies of insurance;

•	books and records;

•	payments to be made to any brokers or finders in connection with the Merger;

•	SEC filings; and

•	Community Reinvestment Act.

In addition, the Merger Agreement contains representations and warranties of LSB to Old National as to:

•	material contracts;

•	loans and investments;

•	obligations to employees;

•	events occurring since March 31, 2014;

•	insider transactions;

•	indemnification agreements;

•	shareholder approval;

•	intellectual property;

•	compliance with the Bank Secrecy Act;

•	agreements with regulatory agencies;

•	internal controls;

•	fiduciary accounts; and

•	the receipt of a fairness opinion from LSB’s financial advisor.

None of the representations and warranties of the parties will survive the consummation of the Merger. Additionally, the parties qualified many of the representations and warranties contained in the Merger Agreement with exceptions set forth in disclosure letters which were separately delivered by each party to the other party.

Conduct of Business Prior to Completion of the Merger

LSB Restrictions

Under the Merger Agreement, LSB has agreed to certain restrictions on its activities until the Merger is completed or terminated. In general, LSB and its subsidiary, Lafayette Savings, are required to conduct their business diligently, substantially in the manner as it is presently being conducted, and in the ordinary course of business.

The following is a summary of the more significant restrictions imposed upon LSB, subject to the exceptions set forth in the Merger Agreement. Specifically, without the prior consent of Old National, LSB and Lafayette Savings may not:

•	make any change in the capitalization or the number of issued and outstanding shares of LSB or Lafayette Savings;

•	authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to its issued and outstanding common stock as of the date of the Merger Agreement;

•	distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its shareholders; except that (i) Lafayette Savings may pay cash dividends to LSB in the ordinary course of business for payment of LSB’s reasonable and necessary business and operating expenses and to provide funds for LSB’s dividends to its shareholders and (ii) LSB may pay to its shareholders its usual and customary cash dividend of no greater than $0.09 per share for any quarterly period, provided that no dividend may be paid by LSB for the quarterly period in which the Merger is scheduled to be consummated or consummated if, during such period, LSB shareholders will become entitled to receive dividends on their shares of Old National common stock received pursuant to the Merger Agreement;

•	redeem any of its outstanding shares of common stock;

•	merge, combine, consolidate, or effect a share exchange with, or sell its assets or any of its securities to any other person, corporation, or entity, or enter into any other similar transaction not in the ordinary course of business;

•	purchase any assets or securities or assume any liabilities of another bank holding company, bank, corporation, or other entity, except in the ordinary course of business necessary in managing its investment portfolio, and then only to the extent such securities have a quality rating of “AAA”;

•	without consent, which consent shall be deemed received unless Old National objects within five business days after receipt of written notice from LSB:

•	make, renew or otherwise modify any loan or commitment to lend money, or issue any letter of credit, interest rate swap or other extension of credit to any person if the loan is an existing credit on the books of LSB or Lafayette Savings and is, or in accordance with bank regulatory definitions should be, classified as “Substandard”, “Doubtful” or “Loss”;

•	make, renew or otherwise modify any loan or loans if immediately after making a loan or loans, such Person would be directly indebted to LSB or Lafayette Savings in an aggregate amount in excess of $250,000 if the loan is an existing credit on the books of LSB or Lafayette Savings and is, or in accordance with bank regulatory definitions should be, classified as “Special Mention”;

•	make, renew or otherwise modify any loan or loans if immediately after making the loan or loans, such person would be directly indebted to LSB or Lafayette Savings in an aggregate amount in excess of $1,000,000;

•	make, renew or otherwise modify any loan or loans secured by an owner-occupied 1-4 single-family residence that does not conform with secondary market underwriting standards; make, renew or otherwise modify any loan or loans secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $417,000 (except for any such loan or loans secured by an owner-occupied 1-4 single-family residence which Lafayette Savings originates, underwrites in accordance with the secondary market standards and holds for sale into the secondary market, in which case such dollar threshold shall be $750,000); or

•	make, renew or otherwise modify any loan which does not conform with Lafayette Savings’ Credit Policy Manual and exceeds 120 days to maturity.

•	make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of LSB or Lafayette Savings to dispose freely of such investment at any time, or subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest, or encumbrance, except for tax and other liens that arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings, and except for pledges or liens required to be granted in connection with acceptance by LSB or Lafayette Savings of government deposits and pledges or liens in connection with Federal Home Loan Bank (“FHLB”) borrowings;

•	except as contemplated by the Merger Agreement and the accompanying disclosure schedules, promote to a new position or increase the rate of compensation, or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer, or employee of LSB or Lafayette Savings, or modify, amend, or institute new employment policies or practices, or enter into, renew, or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers, or employees of LSB or Lafayette Savings;

•	except as contemplated by the Merger Agreement, execute, create, institute, modify, amend or terminate any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right, or profit sharing plans; any employment, deferred compensation, consulting, bonus, or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare, or employee welfare benefit plan, agreement, or understanding for current or former directors, officers, or employees of LSB or Lafayette Savings; or change the level of benefits or payments under any of the foregoing, or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

•	amend, modify, or restate LSB’s or Lafayette Savings’ respective organizational documents;

•	give, dispose of, sell, convey, transfer, assign, hypothecate, pledge, or encumber, or grant a security interest in or option to or right to acquire any shares of common stock or substantially all of the assets (other than in the ordinary course consistent with past practice) of LSB or Lafayette Savings, or enter into any agreement or commitment relative to the foregoing;

•	fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations, and expenses, including, without limitation, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations, and expenses become due, unless the same are being contested in good faith;

•	issue, or authorize the issuance of, any securities convertible into or exchangeable for any shares of the capital stock of LSB or Lafayette Savings;

•	except for obligations disclosed within the Merger Agreement, FHLB advances, federal funds purchased by LSB, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the LSB financial statements or the subsequent LSB financial statements, borrow any money or incur any indebtedness including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $100,000;

•	open, close, move, or, in any material respect, expand, diminish, renovate, alter, or change any of its offices or branches other than as contemplated in the Merger Agreement;

•	other than in the ordinary course of business and consistent with past practices, pay or commit to pay any management or consulting or other similar type of fees other than as contemplated in the Merger Agreement;

•	change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in tax laws requirements, changes in GAAP or regulatory accounting principles or as required by LSB’s independent auditors or its regulatory authorities;

•	change in any material respects its underwriting, operating, investment or risk management or other similar policies of LSB or Lafayette Savings except as required by applicable law or policies imposed by any regulatory authority or governmental entity;

•	make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes; or

•	enter into any contract, agreement, lease, commitment, understanding, arrangement, or transaction or incur any liability or obligation, other than as specifically contemplated under the Merger Agreement, requiring payments by LSB or Lafayette Savings that exceed $100,000, whether individually or in the aggregate, or that is not a trade payable or incurred in the ordinary course of business.

Old National Restrictions

The following is a summary of the more significant restrictions imposed upon Old National, subject to the exceptions set forth in the Merger Agreement. In particular, Old National may not knowingly:

•	take any action that is intended or reasonably likely to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any respect at or prior to the effective time of the Merger, any of the conditions to the Merger not being satisfied, a material violation of any provision of the Merger Agreement, or a delay in the consummation of the Merger, except, in each case, as may be required by applicable law or regulation.

Covenants

In addition to the restrictions noted above, the Merger Agreement contains certain other covenants and agreements, including the following covenants:

•	in the case of LSB, to submit the Merger Agreement to its shareholders at a meeting to be called and held at the earliest possible reasonable date;

•

in the case of LSB, to proceed expeditiously, cooperate fully and use commercially reasonable efforts to assist Old National in procuring all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger, and to ensure that any materials or information provided by LSB to Old National for use by Old National in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading;

•	in the case of LSB, to use commercially reasonable efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents;

•	in the case of LSB, to use commercially reasonable efforts to maintain insurance on its assets, properties and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as were insured by LSB as of the date of the Merger Agreement;

•	in the case of LSB, to continue to accrue reserves for employee benefits and Merger related expenses, and to consult and cooperate in good faith with Old National on (i) conforming the loan and accounting policies and practices of LSB to those policies and practices of Old National for financial accounting and/or income tax reporting purposes; (ii) determining the amount and timing for recognizing LSB’s expenses of the Merger; provided, that no such modifications need be effected prior to the 5th day preceding the closing date of the Merger and until Old National has certified to LSB that all conditions to the obligation of Old National to consummate the Merger have been satisfied;

•	in the case of LSB and Old National, to coordinate with each other prior to issuing any press releases;

•	in the case of LSB and Old National, to supplement, amend and update the disclosure schedules to the Merger Agreement as necessary;

•	in the case of LSB and Old National, to give the other party’s representatives and agents, including investment bankers, attorneys or accountants, upon reasonable notice, access during normal business hours throughout the period prior to the effective time of the Merger to the other party’s properties, facilities operations, books and records;

•	in the case of LSB and Old National, to deliver updated financial statements, any reports, notices or proxy statements sent by either party to any governmental authority, and any orders issued by any governmental authority, to the other party when available;

•	in the case of LSB, to cooperate with an environmental consulting firm designated by Old National in the conduct by such firm of a phase one and/or phase two environmental investigation on all real property owned or leased by LSB or Lafayette Savings as of the date of the Merger Agreement, and any real property acquired or leased by LSB or Lafayette Savings after the date of the Merger Agreement;

•	in the case of LSB and Old National, to not knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect, (ii) any of the conditions to the Merger not being satisfied, (iii) a material violation of any provision of the Merger Agreement, or (iv) a material delay in the consummation of the Merger;

•	in the case of LSB, to have LSB’s board of directors adopt such resolutions as are necessary to cause any shares of LSB common stock owned by executive officers and directors of LSB and canceled in the Merger to qualify for the exemptions provided in Rule 16b-3(d) under the Securities Exchange Act, as amended (the “Exchange Act”);

•	in the case of LSB, to receive as promptly as practicable the written fairness opinion of Sandler O’Neill that the Merger Consideration, as of the date of this Agreement, is fair to the shareholders of LSB from a financial point of view;

•	in the case of LSB and Old National, to notify the other party hereto in writing of any litigation related to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement that is brought, or, to the knowledge of either party, threatened in writing, against it and/or the members of its board of directors;

•	in the case of LSB, not to create any employment contract, agreement or understanding with or employment rights for any of the officers or employees of LSB or Lafayette Savings, or prohibit or restrict Old National from changing, amending or terminating any employee benefits provided to its employees from time to time, without the consent of Old National;

•	in the case of LSB, to take such actions as necessary to terminate the ESOP as of the day prior to the effective time of the Merger, and also amend the ESOP as of the day before the effective time of the Merger to provide that no distributions of accrued benefits shall be made from the ESOP, or its related trust, subsequent to the termination date and until such time as the Internal Revenue Service issues a favorable determination letter other than distributions required upon the retirement, death, disability or termination of employment of an ESOP participant;

•	in the case of LSB, to terminate its 401(k) Plan on or before the effective time of the Merger, and also amend its 401(k) Plan before the effective time of the Merger to provide that no distributions of accrued benefits shall be made from the 401(k) Plan, subsequent to the termination date and until such time as the Internal Revenue Service issues a favorable determination letter, other than distributions required upon the retirement, death, disability or termination of employment of a 401(k) participant;

•	in the case of LSB, to terminate the Deferred Compensation Agreement between Lafayette Savings and Randolph F. Williams and pay Mr. Williams his accrued benefits under that agreement at the closing;

•	in the case of LSB, to take all actions necessary to assign any LSB group insurance policies to Old National as of the effective time of the Merger and to provide Old National with all necessary financial, enrollment, eligibility, contractual and other information related to LSB’s welfare benefit and cafeteria plans to assist Old National in the administration of such plans after the effective time of the Merger;

•	in the case of LSB, to terminate the Lafayette Savings Management Incentive Plan at the effective time and pay out amounts accrued thereunder to the participants in that plan;

•	in the case of Old National, to take such actions that will cause any shares of Old National common stock to be received by executive officers and directors of LSB and canceled in the Merger to qualify for the short-swing trading exemptions provided in Rule 16b-3(e) under the Exchange Act;

•	in the case of Old National, to file all applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the Merger Agreement;

•	in the case of Old National, to file a registration statement with the SEC covering the shares of Old National common stock to be issued to LSB shareholders pursuant to the Merger Agreement;

•	in the case of Old National, to make available to the officers and employees of LSB who continue as employees after the effective time, substantially the same benefits, including severance benefits, as Old National offers to similarly situated officers and employees, including credit for prior service with LSB and Lafayette Savings for purposes of eligibility and vesting;

•	in the case of Old National, to amend its Old National Bancorp Employee Stock Ownership and Savings Plan to permit participation by LSB employees from and after the effective time;

•	in the case of Old National, to permit retirees of LSB participating in LSB’s health plan to participate in Old National’s health plans in accordance with their terms if LSB’s health plan is terminated by Old National;

•	in the case of Old National, on the effective time, to permit LSB’s employees to be subject to Old National’s vacation policy;

•	in the case of Old National, to provide severance benefits to those employees of LSB or Lafayette Savings as of the effective time of the Merger who are not employed by Old National at the effective time or whose employment is involuntarily terminated by Old National within 12 months after the effective time in amounts specified in the agreement;

•	in the case of Old National, to offer a Mutual Termination of Employment Agreement to Randolph F. Williams and Mary Jo David which, among other things, provides for a lump sum payment of $532,000 and $319,000, respectively, to those individuals at closing;

•	in the case of Old National, authorize the payment of and pay retention bonuses upon reaching certain milestones to selected employees of LSB or Lafayette Savings identified by LSB and Old National, in amounts to be agreed to by LSB and Old National; and

•	in the case of Old National, maintain a directors’ and officers’ liability insurance policy for two years after the effective time of the Merger to cover the present and former officers and directors of LSB and Lafayette Savings with respect to claims against such directors and officers arising from facts or events which occurred before the effective time, and for six years after the effective time, continue the indemnification and exculpation rights of the present and former officers and directors of LSB and Lafayette Savings against all losses, expenses, claims, damages, or liabilities arising out of actions or omissions occurring on or prior to the effective time to the full extent then permitted under the articles of incorporation or by-laws of LSB or Lafayette Savings or any indemnification arrangement or agreement disclosed to Old National.

The Merger Agreement also contains certain additional covenants relating to employee benefits and other matters pertaining to officers and directors. See “The Merger Agreement — Employee Benefit Matters” and “Interests of Certain Directors and Officers of LSB in the Merger.”

Acquisition Proposals by Third Parties

Until the Merger is completed or the Merger Agreement is terminated, LSB has agreed that it, and its officers, directors and representatives, and those of Lafayette Savings, will not:

•	solicit, initiate or knowingly encourage or facilitate, any inquiries, offers or proposals to acquire LSB; or

•	initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate regarding an offer or proposal to acquire LSB.

LSB may, however, furnish information regarding LSB to, or enter into and engage in discussion with, any person or entity in response to a bona fide unsolicited written proposal by the person or entity relating to an acquisition proposal, or change or withhold its recommendation to LSB’s shareholders regarding the Merger if:

•	LSB’s board of directors (after consultation with its financial advisors and outside legal counsel) determines in good faith that such proposal may be or could be superior to the Merger for LSB’s shareholders and the failure to consider such proposal would likely result in a breach of the fiduciary duties of LSB’s board of directors;

•	LSB provides any information to Old National that it intends to provide to a third party; and

•

LSB notifies Old National that it is prepared to change or withhold its recommendation to LSB’s shareholders in response to a superior proposal, and provides Old National with the most current version of any proposed written agreement or letter of intent relating to the superior proposal, and Old National fails, within five days, to make a proposal that would, in the reasonable good faith judgment of the LSB board of directors (after consultation with financial advisors and outside legal counsel) cause the offer that previously constituted a superior proposal to no longer constitute a superior proposal.

For purposes of the Merger Agreement, the term “superior proposal” means any acquisition proposal relating to LSB or Lafayette Savings, or to which LSB or Lafayette Savings may become a party, that the LSB board of directors determines in good faith (after having received the advice of its financial advisors) to be (i) more favorable to the shareholders of LSB, including but not limited to, from a financial point of view, than the Merger (taking into account all the terms and conditions of the proposal and the Merger Agreement, including the $3,000,000 termination fee) and (ii) reasonably capable of being completed without undue delay.

Conditions to the Merger

The obligations of Old National and LSB to consummate the Merger are subject to the satisfaction or waiver, on or before the completion of the Merger, of a number of conditions, including:

•	the Merger Agreement must receive the approval of LSB’s shareholders;

•	the representations and warranties made by the parties in the Merger Agreement must be true, accurate and correct in all material respects as of the effective date of the Merger unless the inaccuracies do not or will not have a Material Adverse Effect (as defined below) on the party making the representations and warranties. For purposes of the Merger Agreement, Material Adverse Effect is defined to mean any effect which is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value or business of LSB and its subsidiaries, taken as a whole, or Old National and its subsidiaries, taken as a whole, or which would materially impair the ability of LSB or Old National to perform its obligations under the Merger Agreement or otherwise materially threaten or impede the consummation of the Merger and the other transactions contemplated by the Merger Agreement; provided, however, that a Material Adverse Effect shall not include the impact of: (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (c) effects of any action or omission taken by LSB with the prior written consent of Old National, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with the Merger Agreement or the transactions contemplated therein, (e) the impact of the announcement of the Merger Agreement and the transactions contemplated thereby, and compliance with the Merger Agreement on the business, financial condition or results of operations of LSB and its subsidiaries or Old National and its subsidiaries, and (f) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that, in no event shall a change in the trading price of LSB common stock, by itself, or Old National common stock, by itself, be considered to constitute a Material Adverse Effect on LSB and its subsidiaries or Old National and its subsidiaries, taken as a whole (the foregoing proviso does not however prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect); and provided further, that without regard to any other provision of the Merger Agreement, a Material Adverse Effect shall be deemed to have occurred in the event of the imposition of a formal regulatory enforcement action against LSB or Lafayette Savings following the date of the Merger Agreement;

•	Old National shall have registered its shares of Old National common stock to be issued to shareholders of LSB in the Merger with the SEC, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received, the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, shall have been declared effective by the Securities and Exchange Commission and no stop order suspending the effectiveness of the Registration Statement can have been issued or threatened;

•	all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Old National board of directors reasonably determines in good faith would either (i) have a Material Adverse Effect on LSB or (ii) reduce the benefits of the Merger to such a degree that Old National would not have entered into the Merger Agreement had such conditions, restrictions or requirements been known; and

•	none of Old National, LSB or Lafayette Savings, or any of Old National’s subsidiaries shall be subject to any statute, rule, regulation, injunction, order or decree which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Merger Agreement or the Merger which has not been resolved prior to the effective date.

The obligation of Old National to consummate the Merger also is subject to the fulfillment of other conditions, including:

•	LSB and Lafayette Savings must have performed, in all material respects, all of their covenants and agreements as required by the Merger Agreement at or prior to the effective time of the Merger;

•	Old National must have received from LSB at the closing of the Merger all the items, documents, and other closing deliveries of LSB, in form and content reasonably satisfactory to Old National, required by the Merger Agreement;

•	Old National must have received an opinion from Krieg DeVault LLP that the Merger constitutes a tax free “reorganization” for purposes of Section 368 of the Code;

•	Old National must have received a letter of tax advice, in a form satisfactory to Old National and at its expense, from LSB’s outside, independent certified public accountants to the effect that any amounts that are paid by LSB before the effective time of the Merger, or required under LSB’s employee benefit plans or the Merger Agreement to be paid at or after the effective time, to persons who are “disqualified individuals” under Section 280G of the Code with respect to LSB, Lafayette Savings, or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code;

•	the Old National common stock to be issued to LSB shareholders must have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance; and

•	as of the end of the month prior to the effective time, the LSB consolidated shareholders’ equity (as adjusted under the Merger Agreement) shall not be less than $37,500,000.

The obligation of LSB to consummate the Merger also is subject to the fulfillment of other conditions, including:

•	Old National must have performed, in all material respects, all of its covenants and agreements as required by the Merger Agreement at or prior to the effective time of the Merger;

•	LSB must have received from Old National at the closing of the Merger all the items, documents, and other closing deliveries of Old National, in form and content reasonably satisfactory to LSB, required by the Merger Agreement;

•	the shares of Old National common stock to be issued as part of the Merger must have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance; and

•	LSB must have received an opinion from Krieg DeVault LLP that the Merger constitutes a “reorganization” for purposes of Section 368 of the Code, as amended.

Expenses

Except as otherwise provided in the Merger Agreement, LSB and Old National will be responsible for their respective expenses incidental to the Merger.

Employee Benefit Matters

The Merger Agreement requires Old National to make available to the officers and employees of LSB and Lafayette Savings who continue as employees of Old National or any subsidiary substantially the same employee benefits, including severance, on substantially the same terms and conditions as Old National offers to similarly situated officers and employees. LSB and Lafayette Savings employees will receive full credit, after the Merger, for all prior service with LSB, Lafayette Savings, or their predecessors for purposes of any applicable eligibility and vesting service requirements under any of Old National’s employee benefit plans. LSB and Lafayette Savings employees who become employees of Old National or any of its subsidiaries will become eligible to participate in Old National’s employee benefit plans as soon as reasonably practicable after the effective time of the Merger, or if later, as of the termination of the corresponding LSB benefit plan.

Termination

Subject to conditions and circumstances described in the Merger Agreement, either Old National or LSB may terminate the Merger Agreement if, among other things, any of the following occur:

•	LSB shareholders do not approve the Merger Agreement at the LSB special meeting;

•	any governmental authority shall have issued an order, decree, judgment or injunction that permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order shall have become final and non-appealable, or if any consent or approval of a governmental authority whose consent or approval is required to consummate the Merger has been denied;

•	the Merger has not been consummated by March 31, 2015 (provided the terminating party is not then in willful breach of the Merger Agreement); or

•	the respective Boards of Directors of Old National and LSB mutually agree to terminate the Merger Agreement.

Additionally, Old National may terminate the Merger Agreement at any time prior to the effective time of the Merger if any of the following occur:

•	any event shall have occurred which is not capable of being cured prior to March 31, 2015 and would result in a condition to the Merger not being satisfied;

•	LSB breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement which breach or failure to perform would give rise to the failure of a condition to the Merger, and such condition is not capable of being cured by March 31, 2015, or has not been cured by LSB within 20 business days after LSB’s receipt of written notice of such breach from Old National;

•	there has been a Material Adverse Effect on LSB on a consolidated basis as of the effective time, as compared to that in existence as of June 3, 2014;

•	Old National elects to exercise its right of termination pursuant to the Merger Agreement regarding certain environmental matters (see “Environmental Inspections”);

•	LSB’s board of directors shall fail to include its recommendation to approve the Merger in the proxy statement and prospectus related to LSB’s special shareholders meeting;

•	LSB’s board of directors, after receiving an acquisition proposal from a third party, has withdrawn, modified or changed its approval or recommendation of the Merger Agreement and approved or recommended an acquisition proposal with a third party;

•	LSB shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to an acquisition proposal;

•	if the LSB board of directors fails to publicly reaffirm its recommendation of the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement within five business days of a written request by Old National to provide such reaffirmation; or

•	a quorum could not be convened at the meeting of the shareholders of LSB or at a reconvened meeting held at any time prior to March 31, 2015.

LSB may terminate the Merger Agreement at any time prior to the effective time of the Merger if any of the following occur:

•	any event shall have occurred which is not capable of being cured prior to March 31, 2015 and would result in a condition to the Merger not being satisfied;

•	Old National breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement which breach or failure to perform would give rise to the failure of a condition to the Merger, and such condition is not capable of being cured by March 31, 2015, or has not been cured by Old National within 20 business days after Old National’s receipt of written notice of such breach from LSB; or

•	there has been a Material Adverse Effect on Old National on a consolidated basis as of the effective time, as compared to that in existence as of June 3, 2014.

Additionally, LSB may terminate the Merger Agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period) (the “determination date”), such termination to be effective the tenth day following such date if both of the following conditions are satisfied:

•	the average of the daily closing prices of Old National common stock as reported on the NASDAQ Global Select Market for the ten consecutive trading days immediately preceding the determination date (the “Old National Market Value”) is less than $10.98; and

•	the number obtained by dividing the Old National Market Value by $13.73 (the “Initial Old National Market Value,” which may be adjusted to account for certain transactions involving the stock of Old National, such as a stock dividend, reclassification or similar transaction between June 3, 2014 and the determination date) (the “Old National Ratio”) is less than the number (such number, the “Index Ratio”) obtained by dividing the average of the daily closing value for the five consecutive trading days immediately preceding the determination date of a group of financial institution holding companies comprising the NASDAQ Bank Index (the “Final Index Price”) by the closing value of a group of financial institution holding companies comprising the NASDAQ Bank Index on June 3, 2014 (the “Initial Index Price”), minus 0.20.

If LSB elects to exercise its termination right as described above, it must give prompt written notice thereof to Old National. During the five business day period commencing with its receipt of such notice, Old National shall have the option to increase the consideration to be received by the holders of LSB common stock by adjusting the Exchange Ratio to equal the lesser of (i) a quotient, the numerator of which is equal to the product of the Initial Old National Market Value, the Exchange Ratio (as then in effect), and the Index Ratio, minus 0.20, and the denominator of which is equal to Old National Market Value on the determination date; or (ii) the quotient determined by dividing the Initial Old National Market Value by the Old National Market Value on the determination date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If Old National elects, it shall give, within such five business day period, written notice to LSB of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred and the

Merger Agreement shall remain in full force and effect in accordance with its terms (except as the Exchange Ratio shall have been so modified). Because the formula is dependent on the future price of Old National’s common stock and that of the index group, it is not possible presently to determine what the adjusted Merger Consideration would be at this time, but, in general, more shares of Old National common stock would be issued, to take into account the extent by which the average price of Old National’s common stock exceeded the decline in the average price of the common stock of the index group.

Under certain circumstances described in the Merger Agreement, a $3,000,000 termination fee may be payable by LSB to Old National if the Merger Agreement is terminated and the Merger is not consummated. See “The Merger Agreement—Termination Fee.”

Termination Fee

LSB shall pay Old National a $3,000,000 termination fee if the Merger Agreement is terminated for any of the following reasons:

•	if Old National terminates the Merger Agreement because LSB’s board of directors fails to include its recommendation to approve the Merger in the proxy statement and prospectus delivered to shareholders or has withdrawn, modified or changed its approval or recommendation of the Merger Agreement or approves or publicly recommends an acquisition proposal with a third party, or LSB has entered into or publicly announced an intention to enter into another acquisition proposal;

•	if the LSB board of directors fails to publicly reaffirm its recommendation of the Merger Agreement, the Merger or the other transactions contemplated in the Merger Agreement within five business days of a written request by Old National to provide such reaffirmation;

•	if either party terminates the Merger Agreement because it is not approved by the requisite vote of the shareholders of LSB at the meeting called for such purpose or by Old National because a quorum could not be convened at LSB’s shareholder meeting called to approve the Merger and, prior to the date that is twelve months after such termination LSB or Lafayette Savings enters into any acquisition agreement with a third party or an acquisition proposal is consummated; or

•	if either party terminates the Merger Agreement because the consummation of the Merger has not occurred by March 31, 2015 and (A) prior to the date of such termination an acquisition proposal was made by a third party and (B) prior to the date that is twelve months after such termination, LSB or Lafayette Savings enters into any acquisition agreement or any acquisition proposal is consummated.

Management and Operations After the Merger

Old National’s officers and directors serving at the effective time of the Merger shall continue to serve as Old National’s officers and directors until such time as their successors have been duly elected and qualified or until their earlier resignation, death, or removal from office. Old National’s articles of incorporation and by-laws in existence as of the effective time of the Merger shall remain Old National’s articles of incorporation and by-laws following the effective time, until such articles of incorporation and by-laws are further amended as provided by applicable law.

Environmental Inspections

Under the Merger Agreement, Old National has the right to terminate the Merger Agreement and not consummate the transaction if any of the real estate owned by LSB or Lafayette Savings is determined, after proper investigation, to be contaminated and the cost to remediate such contamination would be estimated in good faith to exceed $1.5 million.

Effective Time of Merger

Unless otherwise mutually agreed to by the parties, the effective time of the Merger is expected to occur on the last business day of the month in which the closing of the Merger occurs. The parties currently anticipate closing the Merger in the mid-to-late fourth quarter of 2014.

Regulatory Approvals for the Merger

Under the terms of the Merger Agreement, the Merger cannot be completed until Old National receives necessary regulatory approvals, which include the approval of the Office of the Comptroller of the Currency and the Federal Reserve Board. Old National has filed applications with each regulatory authority to obtain the approvals. Old National cannot be certain when such approvals will be obtained or if they will be obtained.

Voting Agreements

As of the record date, the directors of LSB beneficially owned 169,484 shares, or approximately 10.7% of the outstanding shares of LSB common stock, including shares subject to options currently exercisable but not exercised. In connection with the execution of the Merger Agreement, the directors of LSB each executed a voting agreement pursuant to which the directors agreed to vote their shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse to be voted, in favor of the Merger.

Accounting Treatment of the Merger

Old National will account for the Merger under the “purchase” method of accounting in accordance with generally accepted accounting principles. Using the purchase method of accounting, the assets (including identified intangible assets) and liabilities of LSB will be recorded by Old National at their respective fair values at the time of the completion of the Merger. The excess of Old National’s purchase price over the net fair value of the tangible and identified intangible assets acquired less liabilities assumed, will be recorded as goodwill.

NASDAQ Global Select Market Listing

Old National common stock currently is listed on the NASDAQ Global Select Market under the symbol “ONB.” The shares to be issued to the LSB shareholders in the Merger will be eligible for trading on the NASDAQ Global Select Market.

No Dissenters’ Rights

Dissenters’ rights are statutory rights that, if available under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided in the IBCL. Because shares of LSB common stock are listed on a national securities exchange, holders of LSB common stock will not have dissenters’ rights in connection with the Merger.

INTERESTS OF CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF LSB IN THE MERGER

When considering the recommendation of the LSB board of directors, you should be aware that some of the executive officers and directors of LSB and Lafayette Savings have interests that are different from, or in conflict with, your interests. The board of directors was aware of these interests when it adopted the Merger Agreement. Except as described below, to the knowledge of LSB, the executive officers and directors of LSB do not have any material interest in the Merger apart from their interests as shareholders of LSB.

Treatment of Options to Acquire Shares of LSB Common Stock

Each option to purchase LSB common stock granted pursuant to the LSB Financial Corp. 1995 Stock Option and Incentive Plan and the LSB Financial Corp. 2007 Stock Option and Incentive Plan (the “LSB Stock Option Plans”) whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger (a “Stock Option”), will be fully vested at the date of shareholder approval of the Merger and will be converted into the right at the effective time of the Merger to receive an amount, payable in cash, equal to the product of (i) the total number of shares of LSB common stock subject to such Stock Option and (ii) the positive difference, if any, of the cash received in the Merger on a per share basis plus the Exchange Ratio multiplied by the Average ONB Closing Price (as hereinafter defined) less the exercise price of such Stock Option, subject to any consents required from holders of Stock Options. The Average ONB Closing Price means the average of the per share closing prices of a share of Old National common stock as quoted on the NASDAQ Global Select Market during the ten trading days preceding the fifth calendar day preceding the effective time of the Merger. Old National shall pay the Stock Option holders these cash payments, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign tax law with respect to the making of such payment, on or as soon as reasonably practicable after the closing date of the Merger, but in any event within five business days following the closing date of the Merger. If any holder of a Stock Option does not consent to this treatment of his or her Stock Options, his or her stock options will be converted to stock options to purchase the Merger Consideration or the value thereof in accordance with the terms of the applicable LSB Stock Option Plan.

The executive officers and directors of LSB hold options to purchase 59,197 shares of LSB common stock as of the record date at an average exercise price of $24.45 per share.

Deferred Compensation Agreement

Lafayette Savings is to terminate the Amended and Restated Deferred Compensation Agreement with Randolph F. Williams in accordance with Treasury Regulation §1.409A-3(j)(4)(ix)(B) and distribute accrued benefits estimated at approximately $510,000 to Mr. Williams in a lump sum on the effective time of the Merger. This benefit does not represent any acceleration of benefits resulting from the change of control effected by the Merger.

Termination of Existing Employment Agreements with LSB Executive Officers

Each of Mr. Williams and Ms. David shall enter into mutual termination of employment agreements with Old National substantially in the forms attached to the Merger Agreement as of the effective time of the Merger that provide that their respective employment agreements shall terminate and that all of their rights to compensation and benefits under their employment agreements shall cease except for any: (i) vested benefits to which the executive is entitled under any tax-qualified retirement plan sponsored by LSB or Lafayette Savings and (ii) accrued, but unpaid salary and/or vacation. At the effective time of the Merger, Mr. Williams and Ms. David shall be at-will employees subject to Old National Bank’s employment practices and policies including its confidentiality, non-solicitation and non-competition restrictions. In addition, Mr. Williams and Ms. David will not be eligible for any severance benefits under any severance pay policy or practice of Old National Bank in the event that their employment with Old National Bank terminates for any reason. Under the mutual termination of employment agreements, Old National or Old National Bank shall pay to Mr. Williams and Ms. David in a lump sum on the effective date of the Merger an amount equal to the sum of (i) 299% of their respective “base amount” as defined in Code Section 280G, and (ii) the cost of continued health benefits for 12 months on substantially the same terms as would apply if the executive had continued to be employed by LSB, less any withholdings for applicable taxes, reduced by any amount necessary to avoid any excise tax under Section 4999 of the Code. The amount of the lump sum payments to Mr. Williams and Ms. David are estimated to be $532,000 and $319,000, respectively.

Offers of Employment to Certain LSB Executive Officers

On June 3, 2014, Old National Bank presented written offers of at will employment following the effective time of the Merger to Mr. Williams and Ms. David, which Mr. Williams and Ms. David accepted. Pursuant to these offers of employment, Mr. Williams will be employed as the Lafayette Market President, Lafayette Region and will receive an annual base salary of $243,600 and Ms. David will be employed as Lafayette Market Senior Financial Officer and will receive an annual base salary of $130,000.

Payments under Lafayette Savings Management Incentive Plan

Immediately on or prior to the effective time of the Merger, LSB shall terminate the Lafayette Savings Management Incentive Plan, and any amounts accrued thereunder shall be paid in a lump sum on or prior to the effective time of the Merger. Those payments for Mr. Williams, Ms. David and Mr. Van Sickel are estimated to be $48,000, $12,000 and $11,000, respectively.

Retention Bonus to Certain Executive Officer

Upon reaching certain milestones following the effective time of the Merger, Old National shall pay a retention bonus to Mr. Van Sickel in an aggregate amount of $25,000.

Severance Payments Payable to Certain Employees of LSB

Old National has agreed that for purposes of determining severance payments payable to certain officers and employees of LSB (other than Randolph F. Williams or Mary Jo David, who will receive payments upon termination of their Employment Agreements) who are not employed by Old National from and after the closing of the Merger or who are involuntarily terminated within 12 months following the closing, severance benefits shall be equal to 1 week of annual base pay for each year of service for employees earning $55,100 or less, 1.25 weeks of annual base pay for each year of service for employees earning between $55,101 to $94,499, or 1.5 weeks of annual base pay for each year of service for employees with annual base pay of $95,000 or more, subject to certain minimums and maximums.

Advisory Board

Old National has agreed to establish a Lafayette advisory board, including members selected by LSB and reasonably acceptable to Old National, of individuals with knowledge of LSB’s markets, whose service will be consistent with Old National’s corporate governance practices, and who can help with Old National’s community, customer, and associate plans.

Indemnification and Insurance of Directors and Officers

Old National has agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the effective time of the Merger existing in favor of current or former directors and officers of LSB and Lafayette Savings as provided in the articles of incorporation or by-laws of LSB and Lafayette Savings and any existing indemnification agreements or arrangements disclosed to Old National shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall not be amended, repealed or otherwise modified for a period of six years after the effective time of the Merger in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring or alleged to occur at or prior to the effective time of the Merger.

In addition, Old National has agreed to cause LSB’s and Lafayette Savings’ directors and officers to be covered for a period of two years after the effective time of the Merger by LSB’s existing directors’ and officers’ liability insurance policy (or a substitute policy obtained by Old National having the same coverages and amounts and terms and conditions that are not less advantageous to such directors and officers) with respect to acts or omissions occurring before the effective time of the Merger; provided that Old National shall not be required to spend more than 200% of the last annual premium paid by LSB for such insurance. If the cost of insurance exceeds such limit, Old National will use its reasonable efforts to obtain as much comparable coverage as possible.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

Under the Merger Agreement, LSB shareholders will exchange their shares of LSB common stock for shares of Old National common stock and cash. LSB is organized under the laws of the State of Indiana, and the rights of LSB shareholders are governed by the applicable laws of the State of Indiana, including the IBCL, and LSB’s articles of incorporation and articles of amendment (the “LSB Articles”) and amended and restated by-laws, as amended (the “LSB By-laws”). Old National is also an Indiana corporation, and is governed by the laws of the State of Indiana, including the IBCL, and Old National’s third amended and restated articles of incorporation (the “Old National Articles”) and amended and restated by-laws (the “Old National By-Laws”). In addition, as Old National common stock is listed on the NASDAQ Global Select Market and LSB’s common stock is listed on the NASDAQ Global Market, Old National’s and LSB’s corporate governance is subject to compliance with the Nasdaq Corporate Governance Rules. Upon consummation of the Merger, LSB’s shareholders will become Old National shareholders, and the Old National Articles, the Old National By-Laws, the IBCL and the rules and regulations applying to public companies will govern their rights as Old National shareholders.

The following discussion is a summary of the material differences between the current rights of Old National shareholders and the current rights of LSB shareholders, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the Old National Articles, the LSB Articles, the Old National By-Laws, the LSB By-laws and such other governing documents referenced in this summary of shareholder rights. Old National and LSB have filed with the SEC and/or made available on their corporate websites their respective governing documents referenced in this summary of shareholder rights and will send copies of these documents to you, without charge, upon your request. See “Where You Can Find More Information” beginning on page 112.

Old National	LSB

Authorized Capital Stock

Old National currently is authorized to issue up to 150,000,000 shares of common stock, no par value, of which 105,823,414 shares were outstanding as of May 30, 2014. Old National is also authorized to issue up to 2,000,000 shares of preferred stock, no par value. As of the date of this proxy statement and prospectus, there are no shares of preferred stock outstanding.	LSB currently is authorized to issue up to 10,000,000 shares, consisting of 7,000,000 shares of common stock, with a par value of $.01 per share, of which 1,567,664 shares were outstanding as of June 3, 2014. LSB is also authorized to issue up to 3,000,000 shares of preferred stock, no par value. As of the date of this proxy statement and prospectus, there are no shares of preferred stock outstanding.

Issuance of Additional Shares

Old National’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the Old National Articles, without shareholder approval, subject only to the restrictions of the IBCL, the Old National Articles and the NASDAQ Global Select Market. Old National’s board of directors may also authorize the issuance of preferred stock up to the amounts authorized in the Old National Articles, without shareholder approval, possessing voting and conversion rights that could adversely affect the voting power of Old National’s common shareholders, subject to any restrictions imposed on the issuance of such shares by the IBCL, the Old National Articles and the NASDAQ Global Select Market. Any preferred shares issued may also rank senior to Old National’s common stock as to rights upon liquidation, winding-up or dissolution.	LSB’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the LSB Articles, without shareholder approval, subject only to the restrictions of the IBCL, the LSB Articles and the NASDAQ Global Market. LSB’s board of directors may also authorize the issuance of preferred stock up to the amounts authorized in the LSB Articles, without shareholder approval, in one or more series, each having the designations and relative preferences, limitations, voting rights, if any, and other rights, consistent with the IBCL, by adopting and filing an amendment to the LSB Articles determining the terms and series.

Old National	LSB

Number, Classification and Qualifications of Directors

The Old National By-Laws provide that the board of directors shall be comprised of 15 members. All directors of Old National are elected for terms expiring at the next annual meeting of the shareholders and until their respective successors have been duly elected and qualified or such director’s earlier resignation, death or removal. Any vacancy occurring on the board of directors, whether resulting from an increase in the number of directors or otherwise, may be filled by the affirmative vote of not less than a majority of the remaining directors then in office, even though such directors remaining in office may constitute less than a quorum of the board of directors.

As permitted by the IBCL, the Old National By-Laws provide that Old National shall not be governed by the provisions of Section 23-1-33-6(c) of the IBCL, which makes staggered terms for board of directors mandatory for public companies.

The Old National Articles provide that directors need not be shareholders of Old National. The Old National By-Laws provide that a director shall not qualify to serve as such effective as of the end of the term during which he or she becomes 72 years of age. The Old National By-Laws further provide that the board of directors may establish other qualifications for directors in its Corporate Governance Guidelines in effect from time to time.

The LSB Articles provide that the number of directors is to be determined by resolution adopted by the affirmative vote of a majority of the entire board of directors. LSB’s board of directors currently consists of 11 members. The LSB Articles further provide that LSB’s board of directors shall be divided into three classes, with directors in each class elected to staggered three-year terms. Shareholders are entitled to elect one class of directors constituting approximately one-third of the board of directors for a three-year term at each annual meeting of shareholders. Consequently, it could take two annual elections to replace a majority of LSB’s board of directors. As permitted under the IBCL, the LSB By-laws provide that LSB shall not be governed by the provisions of Section 23-1-33-6(c) of the IBCL, which makes staggered terms for the board of directors mandatory for public companies. Under the LSB Articles, subject to the rights of any series of preferred stock then outstanding, any vacancy occurring on the board of directors, whether resulting from an increase in the number of directors or otherwise, may be filled by a majority vote of the directors then in office, although less than a quorum (provided those directors are not affiliated with a holder of ten percent or more of the voting power of LSB). In addition to any affirmative vote of the holders of any particular class or series of capital stock required by law or any preferred stock designation, this provision of the LSB Articles may only be amended by the affirmative vote of at least 80% of the holders of all shares of LSB common stock entitled to vote, voting together as a single class.

The LSB Articles provide that directors need not be shareholders of LSB. The LSB By-laws provide that no person who is over the age of 75 shall be eligible for election, reelection, appointment, or reappointment, and that directors shall retire as of the annual meeting next following the attainment of the age 75.

The LSB By-laws provide that directors need to be domiciled in, have a principal place of residence in, or have his or her primary place of business located in a county in which LSB or any of its subsidiaries has an office, and must have a loan or deposit relationship with Lafayette Savings, which they have maintained for at least a continuous period of 12 months immediately prior to their nomination for election or reelection to the board of directors.

Old National	LSB

Election of Directors

Old National’s directors are elected by a plurality of the votes cast by the shares entitled to vote at a meeting at which a quorum is present. Old National’s board of directors has adopted a corporate governance policy regarding director elections that is contained in Old National’s Corporate Governance Guidelines. The policy provides that in any uncontested election, any nominee for director who receives a greater number of votes “withheld” for his or her election than votes “for” such election will tender his or her resignation as a director promptly following the certification of the shareholder vote. Old National’s Corporate Governance and Nominating Committee of its board of directors, without participation by any director so tendering his or her resignation, will consider the resignation offer and recommend to the board of directors whether to accept it. The board of directors, without participation by any director so tendering his or her resignation, will act on the Corporate Governance and Nominating Committee’s recommendation no later than 90 days following the date of the annual meeting of shareholders at which the election occurred. If the board of directors decides to accept the director’s resignation, the Corporate Governance and Nominating Committee will recommend to the board of directors whether to fill the resulting vacancy or to reduce the size of the board. Old National will promptly disclose the decision of its board of directors and the reasons for the decision in a broadly disseminated press release that will also be filed with the SEC on a Form 8-K.	LSB’s directors are elected by a plurality of the votes cast at an election.

Removal of Directors

Under the IBCL, directors may be removed in any manner provided in the corporation’s articles of incorporation. In addition, the shareholders or directors may remove one or more directors with or without cause, unless the articles of incorporation provide otherwise. The Old National By-Laws provide that any director or the entire board of directors (exclusive of directors who may be elected by the holders of one or more series of preferred stock) may be removed, with or without cause, only by (i) the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares of Old National common stock at a meeting of shareholders called expressly for the purpose of removing one or more directors, or (ii) the affirmative vote of not less than two-thirds (2/3) of the actual number of directors elected and qualified and then in office.	Under the LSB Articles, subject to the rights of the holders of any series of preferred stock then outstanding, any director or the entire board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the outstanding shares of LSB capital stock who are entitled to vote on the election of directors, voting together as a single class. For this purpose, cause is defined in 12 C.F.R. § 163.39. In addition to any affirmative vote of any particular class or series of capital stock required by law or any preferred stock designation, this provision of the LSB Articles may only be amended by the affirmative vote of at least 80% of the holders of all shares of LSB common stock entitled to vote, voting together as a single class.

Old National	LSB

Transactions Involving Directors

The Old National Articles allow directors to have an interest in a contract or transaction with Old National, if the interest is disclosed to or known by the board of directors, and the board authorizes, approves or ratifies the contract or transaction by a majority vote of those present, with the interested director to be counted in determining the existence of a quorum, but not in calculating a majority to approve the transaction.	The LSB Articles allow directors to have an interest in a contract or transaction with LSB, if the material facts and director’s interest is disclosed to or known by the board of directors, a committee of the board of directors with authority to act thereon, or the shareholders entitled to vote thereon, and the board, the committee, or such shareholders authorize, approve or ratify the contract or transaction. A transaction is authorized, approved, or ratified by the board of directors or a committee by a majority vote of those directors who have no interest in the transaction, notwithstanding the fact that such majority may not constitute a quorum or a majority of the board or such committee or a majority of the directors present at the meeting, and notwithstanding the presence or vote of an interested director. However, a conflict transaction cannot be authorized, approved, or ratified by a single director. A transaction is authorized, approved, or ratified by shareholders if it receives the vote of a majority of shares entitled to be counted, in which vote the shares owned or voted under the control of any director who, or of any legal entity that, has an interest in the transaction may not be counted; provided, however, that a majority of such shares, whether or not present, shall constitute a quorum for the purpose of authorizing, approving, or ratifying a transaction. Authorization, approval, or ratification by the shareholders is not required if the transaction would otherwise be valid under applicable laws.

Director Liability

Pursuant to the IBCL, an Old National director will not be liable to Old National shareholders for any action or failure to act in his or her capacity as director, unless the director has breached or failed to perform his or her duties as a director in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation, and the breach or failure to perform these duties constitutes willful misconduct or recklessness.	Pursuant to the IBCL, an LSB director will not be liable to LSB shareholders for any action or failure to act in his or her capacity as director, unless the director has breached or failed to perform his or her duties as a director in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation, and the breach or failure to perform these duties constitutes willful misconduct or recklessness.

Old National	LSB

Indemnification of Directors, Officers and Employees

Under the IBCL, an Indiana corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the individual either had reasonable cause to believe that the individual’s conduct was lawful, or the individual had no reasonable cause to believe that the individual’s conduct was unlawful.

Unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in defense of the proceeding. In addition, unless limited by its articles of incorporation, an officer of a corporation, whether or not a director, is entitled to mandatory indemnification to the same extent as a director, and a corporation may also indemnify and advance expenses to an officer, employee or agent to the same extent as to a director.

The Old National Articles and Old National By-Laws provide that every person who is or was a director, officer or employee of Old National or any other corporation for which he or she is or was serving in any capacity at the request of Old National shall be indemnified by Old National against any and all liability and expense that may be incurred by him or her in connection with, resulting from, or arising out of any claim, action, suit or proceeding, provided that the person is wholly successful with respect to the claim, action, suit or proceeding, or acted in good faith in what he reasonably believed to be in or not opposed to the best interests of Old National or any other corporation for which he or she is or was serving in any capacity at the request of Old National. Old National will also indemnify each director, officer and employee acting in such capacity in connection with criminal proceedings provided the director, officer or employee had no reasonable cause to believe that his or her conduct was unlawful. The indemnification by Old National extends

The LSB Articles provide for the indemnification of LSB’s directors, officers, employees and agents, and of any person serving at the request of LSB as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. LSB indemnifies such persons against expenses (including attorneys’ fees), judgments, settlements, penalties and fines (including excise taxes assessed with respect to employee benefit plans) actually or reasonably incurred in accordance with such action, suit or proceeding, provided such persons acted in good faith and in a manner the person reasonably believed, in the conduct of the person’s official capacity, was in the best interests of LSB, and in all other cases, was not opposed to the best interests of LSB. With respect to criminal proceedings, the person seeking indemnification must have either had reasonable cause to believe the conduct was lawful or no reasonable cause to believe the conduct was unlawful.

The LSB Articles provide that to the extent that a director, officer, employee or agent of LSB has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding described above, LSB shall indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Any other indemnification, unless ordered by a court, shall be made by LSB only as authorized in the specific case, upon a determination that indemnification of the director, officer, employee or agent is permissible in the circumstances because the person has met the applicable standard of conduct. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not at the time parties to such action, suit or proceeding; or (b) if a quorum cannot be obtained under subdivision (a), by a majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to such action, suit or proceeding; or (c) by special legal counsel: (i) selected by the board of directors or its committee in the manner prescribed in subdivision (a) or (b), or (ii) if a quorum of the board of directors cannot be

Old National	LSB

to attorney fees, disbursements, judgments, fines, penalties or settlements. Old National may also advance expenses or undertake the defense of a director, officer or employee upon receipt of an undertaking by such person to repay such expenses if it should ultimately be determined that he or she is not entitled to indemnification.

In order for a director, officer or employee to be entitled to indemnification, the person must be wholly successful with respect to such claim or either the board of directors of Old National acting by a quorum consisting of directors who are not parties to, or who have been wholly successful with respect to such claim, action, suit or proceeding, or independent legal counsel must determine that the director, officer or employee has met the standards of conduct required by the Old National Articles.

The IBCL permits Old National to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with Old National, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Old National maintains such insurance for the directors, officers and employees of Old National and any subsidiary of Old National.

obtained under subdivision (a) and a committee cannot be designated under subdivision (b), selected by a majority vote of the full board of directors (in which selection directors who are parties may participate); or (d) by shareholders, but shares owned by or voted under the control of directors who are at the time parties to such action, suit or proceeding may not be voted on the determination.

LSB may also advance expenses or undertake the defense of a director, officer, employee, or agent upon receipt of a written affirmation of such person’s good faith belief that he has met the requisite standard of conduct described above and upon receipt of an undertaking by such person to repay such expenses if it should ultimately be determined that such person is not entitled to indemnification.

This provision of the LSB Articles may only be amended by the affirmative vote of at least 80% of the holders of all shares of LSB common stock entitled to vote, voting together as a single class.

Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Shareholders

The Old National By-Laws provide that nominations for the election of directors may be made only by the board of directors following the recommendation of the Old National Corporate Governance and Nominating Committee. The Committee will consider candidates for election suggested by shareholders, subject to the suggestions having been made in compliance with the requirements set forth in Article IV, Section 9 of the Old National By-Laws.

Additionally, shareholders may submit proposals for business to be considered at Old National’s annual meeting of shareholders, and include those proposals in Old National’s proxy statement and form of proxy delivered to shareholders, in accordance with the requirements of Rule 14a-8 of Regulation 14A promulgated under the Exchange Act.

The LSB By-laws provide that nominations for election of directors may be made by or at the direction of the board of directors or by any shareholder entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in Article 1, Section 1.07(c) of the LSB By-laws.

Additionally, shareholders may submit proposals for business to be considered at LSB’s annual meeting of shareholders if the business relates to a proper subject matter for shareholder action, but only by a shareholder who is entitled to vote with respect thereto and who complies with the notice procedures set forth in Article 1, Section 1.07(b) of LSB’s By-laws. The notice must include certain information.

Old National	LSB

The timing and content requirements of the required notice for shareholder proposals are detailed in Article 1, Section 1.07(b) of LSB’s By-laws.

Additionally, shareholders may submit proposals for business to be considered at LSB’s annual meeting of shareholders, and include those proposals in LSB’s proxy and proxy statement delivered to shareholders, in accordance with the requirements of Rule 14a-8 of Regulation 14A promulgated under the Exchange Act.

Special Meetings of Shareholders

The Old National By-Laws provide that special meetings of shareholders may be called by the board of directors, the Chairman of the Board, the Chief Executive Officer or the President of Old National, and shall be called by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary at the written request of a majority of the members of the board of directors or upon delivery to Old National’s Secretary of a signed and dated written demand for a special meeting from the holders of at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.	The LSB Articles provide that special meetings of shareholders may be called only by the Chairman of the Board, or by a resolution adopted by a majority of the total number of directors which LSB would have if there were no vacancies on the board. Shareholders have no ability to call a special meeting of shareholders.

Shareholder Action Without a Meeting

The Old National Articles provide that any action required or permitted to be taken at any meeting of the shareholders may be taken without a meeting if a consent in writing setting forth the action is signed by all the shareholders entitled to vote with respect to it, and the consent is filed with the minutes of the proceedings of the shareholders.	The LSB Articles provide that any action required or permitted to be taken at any shareholders meeting may be taken without a meeting if a consent in writing setting forth the action is signed by all the shareholders entitled to vote on the matter, and the consent is filed with the minutes of the proceedings of the shareholders.

Amendment of Articles of Incorporation and By-laws

The IBCL generally requires the approval of at least a majority of a quorum of shareholders present at a shareholders’ meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for amendments to an Indiana corporation’s articles of incorporation. However, the IBCL permits a corporation in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. Certain provisions of the Old National Articles may only be altered, amended or repealed by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock,

The LSB By-laws provide that the board of directors has the power, without the assent or vote of the shareholders, to make, adopt, alter, amend, or repeal the LSB By-laws by the affirmative vote of the number of directors equal to a majority of the number constituting a full board of directors at the time of such action. Shareholders do not have any power to make, alter, amend, or repeal the LSB By-laws.

LSB generally retains the right to amend, alter, change, or repeal any provision in the LSB Articles. However, subject to any voting rights of any

Old National	LSB

given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National. These provisions include Article VIII, Section 11 (relating to the approval of certain business combinations), Article VIII, Section 12 (relating to the board’s consideration of certain non-financial factors in the evaluation of business combinations) and Article VIII, Section 13 (relating to limitations on further purchases of shares by shareholders who own 15% or more of Old National’s outstanding shares).

The Old National Articles and the Old National By-Laws provide that the Old National By-Laws may only be altered, amended or repealed by a majority vote of the total number of directors of Old National.

preferred stock designation, certain Articles of the LSB Articles may only be amended by the affirmative vote of at least 80% of the shares entitled to vote. These provisions include parts of Article V (“Share Terms”) (relating to preferred stock, issuance of shares and preemptive rights), Article VI (“Directors”), Article VIII (“Voting Restrictions”), Article IX (“Provisions for Certain Business Combinations”), and Article X (“Indemnification”).

Business Combination Restrictions and Other Shareholder Limitations

Business Combinations	Business Combinations

The Old National Articles require the affirmative vote of not less than 80% of the outstanding shares of Old National common stock to approve certain business combinations, including a merger or consolidation of Old National with or into any other corporation, which are not approved and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National. All other business combinations require the affirmative vote of a majority of the outstanding shares of Old National common stock. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

In taking or declining to take any action or in making any recommendation to a corporation’s shareholders with respect to any matter, the IBCL provides that directors of Indiana corporations, in their discretion, may consider both the short-term and long-term interests of the corporation, taking into account and weighing, as the directors deem appropriate, the effects of such action or inaction on the corporation’s shareholders and other constituencies as well as certain interests described in the IBCL and any other factors the directors consider

The LSB Articles provide that in addition to any affirmative vote required by law or the LSB Articles, the affirmative vote of the holders of at least 80% of the total number of outstanding voting stock of LSB shall be required to approve any of the following business combinations between LSB (or any majority-owned subsidiary of LSB) and a 10% or more shareholder of LSB: (a) merger or consolidation, (b) sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, (c) certain issuances and transfers of securities, (d) adoption of a plan or proposal of liquidation or dissolution, or (e) reclassification of securities or recapitalization of LSB with any of its subsidiaries or any other transaction which has the direct or indirect effect of increasing the proportionate share of outstanding shares of any class or series of equity or convertible securities of LSB, in each case involving a shareholder who beneficially owns 10% or more of the voting power of the LSB voting stock.

These supermajority vote provisions do not apply in the case of transactions not involving the payment of cash or other consideration to the shareholders of LSB if the transaction was approved by a majority vote of certain LSB directors unaffiliated with the 10% or greater shareholder. In the case of all other business combinations, the supermajority vote provisions do not apply if the transaction either (i)

Old National	LSB

relevant. The Old National Articles require the board of directors, in connection with exercising its business judgment in determining what is in the best interests of Old National and its shareholders when evaluating a business combination or a tender or exchange offer, consider factors in addition to the adequacy of the financial consideration, such as the following factors and any other factors it deems relevant: the social and economic effects of the transaction on Old National and its subsidiaries, depositors, loan and other customers, creditors and other elements of the communities in which Old National and its subsidiaries operate or are located; the business and financial condition and earning prospects of the acquiring person or entity, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring person or entity, and the possible effect of such conditions upon Old National and its subsidiaries and the other elements of the communities in which Old National and its subsidiaries operate or are located; and the competence, experience and integrity of the acquiring person or entity and its management. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, on a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

The inclusion of the foregoing requirement in the Old National Articles, as well as the flexibility provided to directors under the IBCL to consider non-financial factors and other interests in connection with the evaluation of a business combination transaction, may place the Old National board of directors in a stronger position to oppose a business combination transaction if the board concludes that the transaction would not be in the best interests of Old National and its shareholders, even if the price offered in connection with the proposed business combination is significantly greater than the then market price of Old National’s common stock. Accordingly, it may be more difficult for an acquirer to gain control of Old National in a transaction not approved by its boards of directors.

Under the business combinations provision of the IBCL, any shareholder who acquires a 10%-or-greater ownership position in an Indiana corporation with a class of voting shares registered under Section 12 of the Exchange Act (and that has not opted-out of this provision) is prohibited for a period of five years from was approved as described above for non-cash consideration or (ii) meets certain other conditions, including consideration per share generally equal to the higher of (A) the highest amount paid by such 10% or greater shareholder or its affiliates in acquiring any shares of the LSB common stock or (B) the “Fair Market Value” of such shares (generally, the highest closing sale price paid for the common stock during the thirty days preceding the date of the announcement of the proposed business combination or on the date the 10% or greater shareholder became such, whichever is higher).

In addition to any affirmative vote of the holders of any particular class or series of capital stock required by law or any preferred stock designation, the business combinations provision of the LSB Articles may only be amended by the affirmative vote of at least 80% of the holders of all outstanding shares of LSB common stock entitled to vote, voting together as a single class.

In taking or declining to take any action or in making any recommendation to a corporation’s shareholders with respect to any matter, the IBCL provides that directors of Indiana corporations, in their discretion, may consider both the short-term and long-term interests of the corporation, taking into account and weighing, as the directors deem appropriate, the effects of such action or inaction on the corporation’s shareholders and other constituencies as well as certain interests described in the IBCL and any other factors the directors consider relevant. The LSB Articles provide that in addition to any other considerations the board of directors may lawfully take into account in determining whether to take or refrain from taking any corporate action on any matter, including making or declining to make any recommendation to the LSB shareholders, the board of directors may in its discretion consider both the short-term and long-term best interests of LSB (including the possibility that these interests may be best served by the continued independence of LSB), taking into account, and weighing as the directors deem appropriate, the social and economic effects of such action on present and future employees, suppliers, customers of LSB and its subsidiaries (including account holders and borrowers of any of LSB’s subsidiaries), the effect upon communities in which offices or other facilities of LSB are located, the effect on LSB’s ability to fulfill its corporate

Old National	LSB

completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. If such board approval is not obtained, then five years after a 10% shareholder has become such, a business combination with the 10% shareholder is permitted if all provisions of the articles of incorporation of the corporation are complied with and either a majority of disinterested shareholders approves the transaction or all shareholders receive a price per share determined in accordance with the fair price criteria of the business combinations provision of the IBCL. An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for 18 months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the election. Old National has not elected to remove itself from the protections of this provision.

Control Share Acquisitions

The IBCL includes a “control share acquisition” provision. Under the control share acquisition provision, unless otherwise provided in the corporation’s articles of incorporation or by-laws, if a shareholder acquires shares of the corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, including in the event that shareholder approval is not obtained, the shares held by the acquirer may be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision. Old National is subject to the control share acquisition provision. The control share acquisition provision does not apply to a plan of merger or share exchange, if the corporation complies with the applicable merger provisions and is a party to the plan of merger or plan of share exchange.

obligations as a savings institution holding company and on the ability of any of its subsidiary savings institutions to fulfill the objectives of a stock form savings institution under applicable statutes and regulations, and any other factors the directors consider pertinent. In addition to any affirmative vote of the holders of any particular class or series of capital stock required by law or any preferred stock designation, this director considerations provision of the LSB Articles may only be amended by the affirmative vote of at least 80% of the holders of all outstanding shares of LSB common stock entitled to vote, voting together as a single class.

Under the business combinations provision of the IBCL, any shareholder who acquires a 10% or greater ownership position in an Indiana corporation with a class of voting shares registered under Section 12 of the Exchange Act (and that has not opted-out of this provision) is prohibited for a period of five years from completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. If such board approval is not obtained, then five years after a 10% shareholder has become such, a business combination with the 10% shareholder is permitted if all provisions of the articles of incorporation of the corporation are complied with and either a majority of disinterested shareholders approves the transaction or all shareholders receive a price per share determined in accordance with the fair price criteria of the business combinations provision of the IBCL. An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for 18 months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the election. LSB has not elected to remove itself from the protections of this provision.

Old National	LSB

Limitations on Significant Shareholders

The Old National Articles provide that shareholders who acquire 15% of the outstanding Old National common stock and who seek to acquire, directly or indirectly, additional shares of common stock in connection with a tender or exchange offer, open market purchase or business combination must offer and pay for such additional shares a consideration that is at least equal to the highest percent over market value paid to acquire Old National common stock then held by such person. Any purchases of shares in violation of this provision are null and void. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

Control Share Acquisitions

The IBCL includes a “control share acquisition” provision. Under the control share acquisition provision, unless otherwise provided in the corporation’s articles of incorporation or by-laws, if a shareholder acquires shares of the corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, including in the event that shareholder approval is not obtained, the shares held by the acquirer may be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision. LSB is subject to the control share acquisition provision. The control share acquisition provision does not apply to a plan of merger or share exchange, if the corporation complies with the applicable merger provisions and is a party to the plan of merger or plan of share exchange.

Limitations on Significant Shareholders

The LSB Articles provide that in no event shall any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the outstanding voting shares of LSB common stock (the “Limit”) be entitled or permitted to any vote with respect to the shares held in excess of the Limit (the number of votes to be cast by the person owning shares in excess of the Limit is determined by a formula provided in the LSB Articles). Beneficial ownership is to be determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Exchange Act and includes shares beneficially owned by any affiliate of such person, shares which such person or his affiliates have the right to acquire upon the exercise of conversion rights or options, and shares as to which such person and his affiliates have or share investment or voting power, and shall not include a person who has obtained the right to vote shares pursuant to revocable proxies.

Old National	LSB

The directors and officers of LSB shall not be deemed to own each others’ shares beneficially by virtue of acting in concert as directors and officers of LSB or on behalf of any LSB stock ownership or other plan.

In addition to any affirmative vote of the holders of any particular class or series of capital stock required by law or any preferred stock designation, the voting limitations provision of the LSB Articles may only be amended by the affirmative vote of at least 80% of the holders of all outstanding shares of LSB common stock entitled to vote, voting together as a single class.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General. The following is a summary of the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of LSB common stock with respect to the exchange of LSB common stock for Old National common stock and cash pursuant to the Merger. This discussion assumes that U.S. Holders hold their LSB common stock as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (“Code”). This summary represents general information only and is based on the Code, its legislative history, existing and proposed Treasury Regulations, judicial decisions and administrative pronouncements, each as in effect as of the date of this proxy statement and prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation and any change could affect the continuing validity of this discussion. No advance ruling has been or will be sought by Old National or LSB and none will be obtained from the Internal Revenue Service regarding the United States federal income tax consequences of the Merger. As a result, no assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction, nor does it address any aspect of income tax that may be applicable to non-U.S. Holders of LSB common stock. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of LSB common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of LSB common stock that are partnerships or other pass-through entities (and persons holding their LSB common stock through a partnership or other pass-through entity), persons who acquired shares of LSB common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax provisions of the Code, tax-exempt organizations, mutual funds, brokers or dealers in securities or foreign currencies, banks, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their LSB common stock as part of a straddle, hedging, constructive sale or conversion transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of LSB common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; and

•	an estate, the income of which is subject to United States federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds LSB common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership holding LSB common stock, such holder should consult its tax advisor.

HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.

Old National and LSB have structured the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. The obligations of Old National and LSB to consummate the Merger are conditioned upon the receipt of an opinion from Krieg DeVault LLP, counsel to Old National, dated as of the effective date of the Merger, to the effect that the Merger will for U.S. federal income tax purposes qualify as a reorganization within the meaning of Section 368(a) of the Code. In addition, the opinion must state that LSB and Old National are parties to such reorganization within the meaning of Section 368(b) of the Code and that no gain or loss shall be recognized by the shareholders of LSB who receive shares of Old National in exchange for shares of LSB common stock.

The opinion will be based on representation letters provided by LSB and Old National and on customary factual assumptions. If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts existing at the effective time of the Merger, the tax consequences of the Merger could be adversely affected. The determination by tax advisors as to whether the proposed merger will be treated as a reorganization within the meaning of Section 368(a) of the Code will depend upon the facts and law existing at the effective time of the proposed merger, unless tax counsel determines that such determination may be made as of the last business day before the Merger Agreement becomes a binding contract in accordance with Treas. Reg. § 1.368-1(e). Old National and LSB have not requested and do not intend to request any ruling from the Internal Revenue Service. The opinion is not binding on the IRS or any court and do not preclude the IRS from asserting, or a court from sustaining, a contrary conclusion. Old National urges each LSB shareholder to consult such shareholder’s own tax advisors as to the specific tax consequences resulting from the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws.

Assuming the Merger is treated as a reorganization within the meaning of Section 368(a) of the Code, the material United States federal income tax consequences of the Merger are as follows:

•	no gain or loss will be recognized by Old National, its subsidiaries or LSB or Lafayette Savings by reason of the Merger;

•	you will not recognize gain if you exchange your LSB common stock for Old National common stock, except to the extent of any cash received (see discussion below);

•	you will not recognize any loss if you exchange your LSB common stock for Old National common stock, even if you might otherwise recognize a loss in a sale to a third party;

•	your aggregate tax basis in the Old National common stock that you receive in the Merger will equal your aggregate tax basis in the LSB common stock you surrendered, decreased by the amount of cash received and increased by the amount of any gain recognized; and

•	your holding period for the Old National common stock that you receive in the Merger will include your holding period for the shares of LSB common stock that you surrender in the Merger.

Exchange of LSB Common Stock for Cash and Old National Common Stock. LSB shareholders will exchange all of their LSB common stock for a combination of Old National common stock and cash in the Merger. Accordingly, shareholders will recognize gain, if any, (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the Merger; and (ii) the excess, if any, of (a) the sum of the amount of cash and the fair market value of the Old National common stock received in the Merger over (b) the LSB shareholder’s aggregate tax basis in its LSB common stock surrendered in exchange therefor. Such LSB shareholder’s aggregate tax basis in the Old National common stock received will be equal to the shareholder’s aggregate tax basis in its LSB common stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain recognized. Such LSB shareholder’s holding period for Old National common stock received will include the holding period of the LSB common stock surrendered in the Merger.

The gain recognized upon receipt of a combination of stock and cash will be capital gain unless the LSB shareholder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as ordinary income to the extent of the holder’s ratable share of LSB’s accumulated earnings and profits, as calculated for U.S. federal income tax purposes. For purposes of determining whether a LSB shareholder’s receipt of cash has the effect of a distribution of a dividend, the LSB shareholder will be treated as if he, she or it first exchanged all of his, her or its LSB common stock solely in exchange for Old National common stock and then Old National immediately redeemed a portion of that stock for the cash that the holder actually received in the Merger (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a dividend to the LSB shareholder if such receipt is, with respect to the LSB shareholder, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Old National following the Merger. The determination generally requires a comparison of the percentage of the outstanding stock of Old National the shareholder is considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of Old National the shareholder owns immediately after the deemed redemption. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment.

For purposes of applying the foregoing tests, a shareholder will be deemed to own the stock the shareholder actually owns and the stock the shareholder constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a shareholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the shareholder is a beneficiary, and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the shareholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if the LSB shareholder’s holding period for its LSB common stock is more than one year as of the date of the exchange. If, after applying these tests, the deemed redemption results in the gain recognized by a LSB shareholder being classified as a dividend, such dividend will be treated as either ordinary income or qualified dividend income.

Any gain treated as qualified dividend income will be taxable to individual LSB shareholders at the long-term capital gains rate, provided that the shareholder held the shares giving rise to such income for more than 60 days during the 121 day period beginning 60 days before the closing date. Any gain treated as ordinary income will be taxable at ordinary income rates. The determination as to whether a LSB shareholder will recognize a capital gain or dividend income as a result of its exchange of LSB common stock for a combination of Old National common stock and cash in the Merger is complex and is determined on a shareholder-by-shareholder basis. Accordingly, each LSB shareholder is urged to consult such shareholder’s own tax advisor with respect to this determination.

Backup Withholding and Information Reporting. Payments of cash to a holder of LSB common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes his, her or its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. An LSB shareholder who receives Old National common stock as a result of the Merger will generally be required to retain records pertaining to the Merger and will be required to file with such shareholder’s United States federal income tax return for the year in which the Merger takes place a statement setting forth certain facts relating to the Merger.

LSB shareholders should consult their tax advisors as to their qualifications for exemption from backup withholding, the procedure for establishing an exemption, any recordkeeping requirements.

Tax on Net Investment Income. Certain U.S. Holders whose income exceeds certain threshold amounts will be subject to a 3.8% tax on “net investment income” in tax years beginning on or after January 1, 2013. Net investment income generally includes dividends and capital gains with respect to the sale, exchange, or other disposition of stock. Each LSB shareholder is urged to consult his, her or its tax advisor to determine their own particular tax consequences with respect to the Merger Consideration to be received in the Merger and the net investment income tax.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the Merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, LSB urges LSB shareholders to consult their own tax advisors as to the specific tax consequences to them resulting from the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

PROPOSAL 2 — NON-BINDING ADVISORY VOTE ON EXECUTIVE OFFICER MERGER-RELATED COMPENSATION ARRANGEMENTS

As required by Section 14A of the Exchange Act and Rule 14a-21(c) promulgated thereunder, which were enacted pursuant to the Dodd-Frank Act, LSB is required to submit a proposal to its shareholders for a non-binding advisory vote to approve the payment of certain compensation to the named executive officers of LSB that is based on or otherwise relates to the Merger. This proposal, commonly known as “say-on-golden parachute,” gives LSB shareholders the opportunity to express their views on the compensation that certain of LSB’s named executive officers may be entitled to receive that is based on or otherwise relates to the Merger.

The named executive officers of LSB named below are entitled to receive certain compensation that is based on or that otherwise relates to the Merger. This compensation, collectively referred to as “golden parachute” compensation, is described in narrative form in the section entitled “Interests of Certain Officers and Directors of LSB in the Merger” beginning on page 59. The descriptions and quantifications of the payments in the table below are intended to comply with Item 402(t) of Regulation S–K, which requires disclosure of information about compensation and benefits that each of LSB’s named executive officers will or may receive in connection with the Merger. LSB’s only named executive officers are Randolph F. Williams, Mary Jo David, and Todd C. Van Sickel.

Therefore, LSB is requesting the approval of LSB’s shareholders, on a non-binding advisory basis, of the compensation of the named executive officers of LSB based on or related to the Merger and the agreements and understandings concerning such compensation. As required by Rule 14a-21(c) of the Exchange Act, LSB is asking its shareholders to adopt the following resolution:

“RESOLVED, that the compensation to be paid or become payable to the named executive officers of LSB Financial Corp. that is based on or otherwise relates to the Merger of LSB Financial Corp. with and into Old National Bancorp, and the agreements and understandings concerning such compensation, as disclosed in the table below entitled “Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K and the associated narrative discussion, are hereby APPROVED.”

Because the proposal is advisory in nature only, a vote for or against approval will not be binding on either LSB or Old National regardless of whether the Merger is approved. Accordingly, as the compensation to be paid to the named executive officers of LSB based on or related to the Merger is contractual with the executives, regardless of the outcome of this vote, such compensation will be payable, subject only to the conditions applicable thereto, if the Merger is completed. This proposal includes compensation that would be paid or provided by LSB if paid or provided prior to or upon the closing of the Merger, and which would be paid or provided by Old National if paid or provided following closing of the Merger. If the Merger is not completed, LSB’s Board of Directors will consider the results of the vote in making future executive compensation decisions.

The following table sets forth the aggregate dollar value of the various elements of compensation that each named executive officer of LSB would receive that is based on or otherwise relates to the Merger, assuming the following:

•	the Merger closes on November 30, 2014;

•	shares of Old National common stock are valued at $14.032 per share, the average closing market price of Old National’s shares of common stock over the first five business days following the public announcement of the Merger; and

•	shares of LSB common stock are valued at $40.644 per share, the average closing market price of LSB’s shares of common stock over the first five business days following the public announcement of the Merger.

Any changes in these assumptions would affect the amounts shown in the following table. The amounts set forth below do not include amounts payable by Old National to the named executive officers pursuant to terms of any offer of employment with Old National effective at the effective time of the Merger which, in the case of Mr. Williams and Ms. David, supersede their employment agreements.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Randolph F. Williams President and CEO	$532,036	$125,378	—	—	—	—	$657,414
Mary Jo David Senior Vice President, CFO, and Secretary	$319,101	$94,816	—	—	—	—	$413,917
Todd C. Van Sickel Vice President - Director of Operations of Lafayette Savings	—	$94,816	—	—	—	—	$94,816

(1)	For Mr. Williams and Ms. David, represents 2.99 times the base amount of their compensation as determined under Section 280G of the Internal Revenue Code of 1986, as amended, reduced to the maximum amount that may be paid under Section 280G of the Code without triggering excise taxes. Such amounts will be paid in a lump sum to Mr. Williams and Ms. David at the closing. Payment of the foregoing amounts is conditioned on the executives’ compliance with certain covenants, including the execution of a general release, confidentiality obligations, and for 24 months following termination of employment, nonsolicitation of employees and customers and noncompetition. These amounts represent a single-trigger arrangement payable at the closing and not conditioned on the officers’ termination of employment. In addition, Mr. Williams, Ms. David and Mr. Van Sickel expect to receive at closing payments of the amounts accrued under Lafayette Savings Management Incentive Plan, estimated at $48,000, $12,000 and $11,000, respectively. These amounts are not included in the chart above because they do not represent an enhanced benefit as they consist only of benefits accrued under that plan pursuant to its terms.
(2)	The amount in this column includes the dollar value of accelerated stock option awards of LSB common stock, which will be cashed out at closing of the Merger, valuing such accelerated options at the difference between the value of the Merger Consideration per share less the exercise price of the option. In making these calculations, it was assumed that the value of Old National common stock was $14.032, as noted above. These amounts represent a single-trigger arrangement payable at the closing and not conditioned on the officers’ termination of employment.
(3)	Mr. Williams will receive a lump sum payment estimated at $510,000 under his Deferred Compensation Agreement at the closing of the Merger. This amount is not included in the chart above because it does not represent an enhanced benefit consisting only of benefits accrued under that agreement pursuant to its terms. Such payment will be made on an accelerated basis to Mr. Williams as a result of the Merger.

For the non-binding advisory resolution relating to the Merger-related compensation arrangements to be approved, more votes must be cast by LSB’s shareholders in favor of the proposal than are cast against it. Abstentions and broker non-votes will not be included in the vote count and will have no effect on the outcome of the proposal.

LSB’s Board of Directors unanimously recommends that shareholders vote “FOR” the approval of the non-binding advisory resolution approving the Merger-related compensation of LSB’s named executive officers, and the agreements or understandings concerning such compensation.

PROPOSAL 3 — ADJOURNMENT OF THE SPECIAL MEETING

The shareholders of LSB are being asked to approve a proposal to adjourn or postpone the special meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to approve the Merger Agreement.

Under the IBCL and the articles of incorporation of LSB, the holders of at least a majority of the outstanding shares of common stock of LSB entitled to vote are required to approve the Merger Agreement. It is rare for a company to achieve 100% (or even 90%) shareholder participation at an annual or special meeting of shareholders, and only one-third of the holders of the outstanding shares of common stock of LSB are required to be represented at the special meeting, in person or by proxy, for a quorum to be present. In the event that shareholder participation at the special meeting is lower than expected, LSB would like the flexibility to postpone or adjourn the meeting in order to attempt to secure broader shareholder participation. If LSB desires to adjourn the special meeting, LSB will request a motion that the special meeting be adjourned, and delay the vote on the proposal to approve the Merger Agreement until the special meeting is reconvened. If LSB adjourns the special meeting for 30 days or less, LSB will not set a new record date nor will it announce prior to adjournment the date, time and location at which the special meeting will be reconvened; no other notice will be provided.

Any adjournment will permit LSB to solicit additional proxies and will permit a greater expression of the views of LSB shareholders with respect to the Merger. Such an adjournment would be disadvantageous to shareholders who are against the proposal to approve the Merger Agreement because an adjournment will give LSB additional time to solicit favorable votes and increase the chances of approving that proposal. LSB has no reason to believe that an adjournment of the special meeting will be necessary at this time.

The LSB board of directors unanimously recommends that LSB shareholders vote “FOR” approval of the Adjournment Proposal.

DESCRIPTION OF LSB

General

LSB is an Indiana corporation which was organized in 1994 by Lafayette Savings for the purpose of becoming a savings and loan holding company. Lafayette Savings is a federally chartered stock savings bank headquartered in Lafayette, Indiana. Originally organized in 1869, Lafayette Savings converted to a federal savings bank in 1984. Lafayette Savings’ deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (the “FDIC”). In February 1995, Lafayette Savings converted to the stock form of organization through the sale and issuance of 1,029,576 shares of its common stock to LSB. LSB’s principal asset is the outstanding stock of Lafayette Savings. LSB presently has no separate operations and its business consists only of the business of Lafayette Savings. References in “Description of LSB,” “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Securities Ownership of LSB” in this proxy statement and prospectus to “LSB” refer to LSB and/or Lafayette Savings as the context requires.

LSB has been, and intends to continue to be, a community-oriented financial institution. LSB’s principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent first mortgage loans secured by owner-occupied, one- to four-family residences, and to a lesser extent, non-owner-occupied one- to four-family residential, commercial real estate, multi-family, construction and development, consumer and commercial business loans. LSB currently serves Tippecanoe County, Indiana and its surrounding counties through LSB’s five retail banking offices. At March 31, 2014, LSB had total assets of $366.1 million, deposits of $312.2 million and stockholders’ equity of $41.3 million.

LSB’s revenues are derived principally from interest on mortgage and other loans and interest on securities.

LSB’s executive offices are located at 101 Main Street, Lafayette, Indiana 47901. LSB’s telephone number at that address is (765) 742-1064.

Lafayette Savings owns a service corporation, L.S.B. Service Corporation. In April 1994, Lafayette Savings made an initial investment of $51,000 in L.S.B. Service Corporation when it became a 14.16% limited partner in a low-income housing project in Lafayette, Indiana. During 2013, L.S.B. Service Corporation transferred the limited partnership interest for one dollar and recorded a loss of $80,440 for the investment balance remaining on the books. L.S.B. Service Corporation is currently inactive, pending either renewed investment in an appropriate low-income housing project or other course of action determined by management. At December 31, 2013, LSB’s total investment in L.S.B. Service Corporation was $415,292.

Employees

At December 31, 2013, LSB had a total of 93 employees, including part-time employees. LSB’s employees are not represented by any collective bargaining group. LSB’s management considers its employee relations to be good.

Competition

LSB faces strong competition, both in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions and mortgage bankers making loans secured by real estate located in Tippecanoe County, LSB’s primary market area. Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending.

LSB attracts the majority of its deposits through its branch offices, primarily from the communities in which those branch offices are located; therefore, competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same communities as well as mutual funds and other financial intermediaries. LSB competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours and branch locations and Internet banking with interbranch deposit and withdrawal privileges.

There are 22 other savings institutions, credit unions and banks in LSB’s primary market area. LSB estimates its share of the savings market in Tippecanoe County to be approximately 15% and its share of the mortgage loan market to be approximately 10%.

Properties

LSB conducts its business at its main office and four other locations in Lafayette and West Lafayette, Indiana. LSB owns its main office and three branch offices. The fourth branch office is leased with the term of the lease expiring in 2014. LSB has purchased property and is constructing a new branch which will replace the leased branch in mid-2014. The total net book value of its premises and equipment (including land, building and leasehold improvements and furniture, fixtures and equipment) at December 31, 2013 was approximately $6.0 million. LSB has also purchased an office building adjacent to the main office location as its growth rate has required space for additional personnel. The ground floor of the building has been renovated to provide an easily accessible location for LSB’s residential loan production area.

LSB maintains an on-line database of depositor and borrower customer information. The net book value of LSB’s data processing, computer equipment and software at December 31, 2013 was $513,000.

Legal Proceedings

In 2010, LSB entered into a Memorandum of Understanding (the “MOU”) with the Office of Thrift Supervision (the “OTS”) under which LSB agreed to take a number of actions to address concerns identified by the OTS in connection with its 2010 examination of Lafayette Savings. As a result of the Dodd-Frank Act, the Board of Governors of the Federal Reserve System (“Federal Reserve”) assumed responsibility for the MOU. By letter dated February 26, 2014, the Federal Reserve notified LSB that the MOU was terminated. However, at that time, the Federal Reserve advised LSB that its board of directors will be required to adopt resolutions confirming LSB’s commitment to continue to obtain written approval from the Federal Reserve prior to declaring dividends, increasing debt or redeeming LSB common stock. LSB’s board of directors took action with respect to these resolutions at its board meeting held on March 17, 2014.

LSB is, from time to time, involved as plaintiff or defendant in various legal actions arising in the normal course of business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of LSB’s management, after consultation with counsel representing LSB in the proceedings, that the resolution of any prior and pending proceedings should not have a material effect on LSB’s financial condition or results of operations.

MARKET FOR LSB’s COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

As of the record date, there were approximately 310 holders of record of LSB common stock and 1,567,764 shares of issued and outstanding common stock. LSB’s common stock is quoted on the NASDAQ Global Market under the symbol “LSBI.”

The following table sets forth, for the periods shown, the high and low sale price of the common stock and cash dividends per share declared.

Quarter Ended	High	Low	Cash Dividends Declared
March 31, 2012	$19.05	$13.50	$0.00
June 30, 2012	19.00	16.96	0.00
September 30, 2012	18.75	17.80	0.00
December 31, 2012	21.19	17.95	0.05
March 31, 2013	23.38	19.70	0.05
June 30, 2013	22.70	20.44	0.05
September 30, 2013	28.49	22.66	0.07
December 31, 2013	30.00	27.00	0.07
March 31, 2014	29.99	27.01	0.09
June 30, 2014	42.22	28.30	0.09

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. As a savings association that is a subsidiary of a holding company, Lafayette Savings may pay dividends with prior notice to the Federal Reserve, with a copy to the Office of the OCC, in an amount that does not exceed its net income for the calendar year-to-date plus retained net income for the previous two calendar years (less dividends previously paid). This is permitted provided the savings association has a regulatory rating in the two top examination categories, is not of supervisory concern, and would remain well-capitalized following the proposed distribution.

With respect to LSB, since it has no independent operation or other subsidiaries to generate income, its ability to pay cash dividends to its shareholders directly depends upon the ability of Lafayette Savings to pay dividends to it. LSB’s ability to declare dividends is also subject to Indiana law, which prohibits a corporation from paying dividends if, after giving effect to payment of the dividends, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus preferential rights of holders of preferred stock, if any. LSB is required to obtain prior Federal Reserve approval before declaring dividends. Additional restrictions on dividend payments are described in Note 11 of the Notes to Consolidated Financial Statements included in this proxy statement and prospectus.

LSB has in place a repurchase program to repurchase up to 100,000 shares of its common stock, but no shares were repurchased in 2012 or 2013, or are expected to be repurchased in 2014.

LSB’s MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis should be read in conjunction with the consolidated financial statements included elsewhere in this proxy statement and prospectus. The financial statements reflect the consolidated financial condition and results of operations of LSB and its wholly owned subsidiary, Lafayette Savings.

Disclosure Regarding Forward-Looking Statements

This Management’s Discussion and Analysis, including information included or incorporated by reference, contains forward-looking statements about LSB and its subsidiaries which LSB believes is within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as may, could, should, would, believe, anticipate, estimate, expect, intend, plan and similar expressions are intended to identify forward-looking statements. Forward-looking statements by LSB and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. LSB disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise. The important factors discussed below, as well as other factors discussed under the caption Management’s Discussion and Analysis of Financial Condition and Results of Operations in this proxy statement and prospectus could cause actual results to differ materially from those indicated by the forward-looking statements made in this proxy statement and prospectus.

The following factors, many of which are subject to change based on various other factors beyond LSB’s control, could cause LSB’s financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

•	the strength of the United States economy in general and the strength of the local economies in which LSB conducts its operations;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	financial market, monetary and interest rate fluctuations, particularly the relative relationship of short-term interest rates to long-term interest rates;

•	the timely development of and acceptance of new products and services of Lafayette Savings and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors’ products and services;

•	the willingness of users to substitute competitors’ products and services for LSB’s products and services;

•	the impact of changes in financial services laws and regulations (including laws concerning taxes, accounting standards, banking, securities and insurance);

•	the impact of technological changes;

•	acquisitions;

•	changes in consumer spending and saving habits; and

•	LSB’s success at managing the risks involved in the foregoing.

Possible Implications of Current Events

Significant external factors impact LSB’s results of operations including the general economic environment, changes in the level of market interest rates, government policies, actions by regulatory authorities and competition. LSB’s cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which are in turn affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

Management continues to assess the impact on LSB of the uncertain economic and regulatory environment affecting the country at large and the financial services industry in particular. The level of turmoil in the financial services industry, and the resulting actions of legislators and regulators, have presented additional risks and challenges for LSB, as described below:

Extensive financial system reform, including implementation of the Dodd-Frank Act, has imposed and will continue to impose new requirements on LSB. On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which significantly changed the regulation of financial institutions and the financial services industry. Many of its provisions went into effect on July 21, 2011, the one-year anniversary. The Dodd-Frank Act includes provisions affecting large and small financial institutions alike, including several provisions that profoundly affect how community banks, thrifts, and small bank and thrift holding companies, such as LSB, are regulated. Among other things, these provisions abolished the OTS and transferred its functions to the other federal banking agencies, relaxed rules regarding interstate branching, allowed financial institutions to pay interest on business checking accounts, changed the scope of federal deposit insurance coverage, imposed new capital requirements on bank and thrift holding companies, and imposed limits on debit card interchange fees charged by large banks (commonly known as the Durbin Amendment).

The Dodd-Frank Act created a new, independent federal agency called the Consumer Financial Protection Bureau (the “CFPB”), which was granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act, and certain other statutes. In July 2011, many of the consumer financial protection functions formerly assigned to the federal banking and other designated agencies transferred to the CFBP. The CFBP has a large budget and staff, and has the authority to implement regulations under federal consumer protection laws and enforce those laws against financial institutions. The CFPB will have examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions will be subject to rules promulgated by the CFPB but will continue to be examined and supervised by the federal banking regulators for consumer compliance purposes. The CFPB will have authority to prevent unfair, deceptive or abusive practice in connection with the offering of consumer financial products. Additionally, the CFPB is authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, track consumer complaints, request data, and promote the availability of financial services to underserved consumers and communities. Moreover, the Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower’s ability to repay. In addition, the Dodd-Frank Act will allow borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB.

The CFPB has indicated that mortgage lending is an area of supervisory focus and that it will concentrate its examination and rulemaking efforts on the variety of mortgage-related topics required under the Dodd-Frank Act, including minimum standards for the origination of residential mortgages. The CFPB has published several final regulations impacting the mortgage industry, including rules related to ability-to-repay, mortgage servicing, escrow accounts, and mortgage loan originator compensation. The ability-to-repay rule makes lenders liable if they fail to assess ability to repay under a prescribed test, but also creates a safe harbor for so called “qualified mortgages.” Failure to comply with the ability-to-repay rule may result in possible CFPB enforcement action and special statutory damages plus actual, class action, and attorneys’ fees damages, all of which a borrower may claim in defense of a foreclosure action at any time.

The Dodd-Frank Act contains numerous other provisions affecting financial institutions of all types, many of which may have an impact on the operating environment of LSB in substantial and unpredictable ways. Consequently, the Dodd-Frank Act is expected to increase LSB’s cost of doing business, it may limit or expand LSB’s permissible activities, and it may affect the competitive balance within LSB’s industry and market areas. The nature and extent of future legislative and regulatory changes affecting financial institutions, including as a result of the Dodd-Frank Act and the CFPB, is unpredictable at this time. LSB’s management continues to actively monitor the implementation of the Dodd-Frank Act and the regulations promulgated thereunder and assess its probable impact on the business, financial condition, and results of operations of LSB. However, the ultimate effect of the Dodd-Frank Act and the CFPB on the financial services industry in general, and LSB in particular, remains uncertain.

Mortgage reform and anti-predatory lending regulations have been evolving. Title XIV of the Dodd-Frank Act, the Mortgage Reform and Anti-Predatory Lending Act, includes a series of amendments to the Truth In Lending Act with respect to mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards and pre-payments. With respect to mortgage loan originator compensation, except in limited circumstances, an originator is prohibited from receiving compensation that varies based on the terms of the loan (other than the principal amount). The amendments to the Truth In Lending Act also prohibit a creditor from making a residential mortgage loan unless it determines, based on verified and documented information of the consumer’s financial resources, that the consumer has a reasonable ability to repay the loan. The amendments also prohibit certain pre-payment penalties and require creditors offering a consumer a mortgage loan with pre-payment penalty to offer the consumer the option of a mortgage loan without such a penalty. In addition, the Dodd-Frank Act expands the definition of a “high-cost mortgage” under the Truth In Lending Act, and imposes new requirements on high-cost mortgages and new disclosure, reporting and notice requirements for residential mortgage loans, as well as new requirements with respect to escrows and appraisal practices.

New capital rules have been approved that will affect LSB and Lafayette Savings as they are phased in from 2015 to 2019. On July 2, 2013, the Federal Reserve approved final rules that substantially amend the regulatory risk-based capital rules applicable to LSB and Lafayette Savings. The FDIC and the OCC subsequently approved these rules. The final rules implement the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act. “Basel III” refers to two consultative documents released by the Basel Committee on Banking Supervision in December 2009, the rules released in December 2010, and loss absorbency rules issued in January 2011, which include significant changes to bank capital, leverage and liquidity requirements.

The final rules include new risk-based capital and leverage ratios, which will be phased in from 2015 to 2019, and will refine the definition of what constitutes “capital” for purposes of calculating those ratios. The new minimum capital level requirements applicable to LSB and Lafayette Savings under the final rules are: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. The rules also establish a “capital conservation buffer” above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital. The capital conservation buffer requirement will be phased in over four years beginning on January 1, 2016, as follows: the maximum buffer will be 0.625% of risk-weighted assets for 2016, 1.25% for 2017, 1.875% for 2018, and 2.5% for 2019 and thereafter. This will result in the following minimum ratios beginning in 2019: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. Under the final rules, institutions are subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if their capital levels fall below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

Basel III provided discretion for regulators to impose an additional buffer, the “countercyclical buffer,” of up to 2.5% of common equity Tier 1 capital to take into account the macro-financial environment and periods of excessive credit growth. However, the final rules permit the countercyclical buffer to be applied only to “advanced approach banks” (i.e., banks with $250 billion or more in total assets or $10 billion or more in total foreign exposures), which currently excludes LSB and Lafayette Savings. The final rules also implement revisions and clarifications consistent with Basel III regarding the various components of Tier 1 capital, including common equity, unrealized gains and losses, as well as certain instruments that will no longer qualify as Tier 1 capital, some of which would be phased out over time.

The final rules also contain revisions to the prompt corrective action framework, which is designed to place restrictions on insured depository institutions, including Lafayette Savings, if their capital levels begin to show signs of weakness. These revisions take effect January 1, 2015. Under the prompt corrective action requirements, which are designed to complement the capital conservation buffer, insured depository institutions will be required to meet the following increased capital level requirements in order to qualify as “well capitalized”: (i) a new common equity Tier 1 capital ratio of 6.5%; (ii) a Tier 1 capital ratio of 8% (increased from 6%); (iii) a total capital ratio of 10% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 5% (increased from 4%).

The final rules set forth certain changes for the calculation of risk-weighted assets, which LSB will be required to utilize beginning January 1, 2015. The standardized approach final rule utilizes an increased number of credit risk exposure categories and risk weights, and also addresses: (i) an alternative standard of creditworthiness consistent with Section 939A of the Dodd-Frank Act; (ii) revisions to recognition of credit risk mitigation; (iii) rules for risk weighting of equity exposures and past due loans; (iv) revised capital treatment for derivatives and repo-style transactions; and (v) disclosure requirements for top-tier banking organizations with $50 billion or more in total assets that are not subject to the “advance approach rules” that apply to banks with greater than $250 billion in consolidated assets.

Based on LSB’s current capital composition and levels, LSB believes that it would be in compliance with the requirements as set forth in the final rules if they were presently in effect.

The current economic environment poses challenges for LSB and could adversely affect LSB’s financial condition and results of operations. LSB continues to operate in a challenging and uncertain economic environment, including generally uncertain national conditions and local conditions in LSB’s markets. Overall economic growth continues to be slow and national and regional unemployment rates remain at elevated levels. The risks associated with LSB’s business remain acute in periods of slow economic growth and high unemployment. Moreover, many financial institutions continue to be affected by an uncertain real estate market. While LSB continues to take steps to decrease and limit its exposure to problem loans, and while the local economy has remained somewhat insulated from the most severe effects of the current economic environment, LSB nonetheless retains direct exposure to the residential and commercial real estate markets and LSB is affected by these events.

LSB’s loan portfolio includes commercial real estate loans, residential mortgage loans, and construction and land development loans. Declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on LSB’s borrowers or their customers, which could adversely affect LSB’s financial condition and results of operations. In addition, the current level of low economic growth on a national scale, the occurrence of another national recession or a deterioration in local economic conditions in LSB’s markets could drive losses beyond that which is provided for in LSB’s allowance for loan losses and result in the following other consequences: increases in loan delinquencies, problem assets and foreclosures may increase; demand for LSB’s products and services may decline; deposits may decrease, which would adversely impact LSB’s liquidity position; and collateral for LSB’s loans, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with LSB’s existing loans.

Difficult market conditions have adversely affected LSB’s industry. LSB is particularly exposed to downturns in the U.S. housing market. Dramatic declines in the housing market over the past five years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage and construction loans and securities and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities, major commercial and investment banks, and regional financial institutions. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have continued to observe tight lending standards, including with respect to other financial institutions, although there have been signs that lending is increasing. These market conditions have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, and increased market volatility. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on LSB and others in the financial institutions industry. In particular, LSB may face the following risks in connection with these events:

•	LSB is experiencing, and expects to continue experiencing, increased regulation of its industry, particularly as a result of the Dodd-Frank Act and the CFPB. Compliance with such regulation is expected to increase LSB’s costs and may limit its ability to pursue business opportunities.

•	LSB’s ability to assess the creditworthiness of its customers may be impaired if the models and approach it uses to select, manage and underwrite its customers become less predictive of future behaviors.

•	The process LSB uses to estimate losses inherent in its credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process.

•	LSB’s ability to borrow from other financial institutions on favorable terms or at all could be adversely affected by disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations.

•	Competition in LSB’s industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.

•	LSB may be required to pay higher deposit insurance premiums because market developments have depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

Future reduction in liquidity in the banking system could pose challenges for LSB. The Federal Reserve Bank has been injecting vast amounts of liquidity into the banking system to compensate for weaknesses in short-term borrowing markets and other capital markets. However, the Federal Reserve has announced that it will begin cutting back and reducing its bond-buying program during 2014. A reduction in the Federal Reserve’s activities or capacity could reduce liquidity in the markets, thereby increasing funding costs to LSB or reducing the availability of funds to LSB to finance its existing operations.

Changes in insurance premiums could adversely affect LSB’s financial condition and results of operations. The FDIC insures Lafayette Savings’ deposits up to a maximum amount, generally $250,000 per depositor. Current economic conditions have increased expectations for bank failures. The FDIC takes control of failed banks and ensures payment of deposits up to insured limits using the resources of the Deposit Insurance Fund. The FDIC charges LSB premiums to maintain the Deposit Insurance Fund. The FDIC has set the designated reserve ratio for the Deposit Insurance Fund at 2.0% of insured deposits. Lafayette Savings is also subject to assessment for the Financing Corporation (“FICO”) to service the interest on its bond obligations. The amount assessed is in addition to the amount paid for deposit insurance. These assessments will continue until the FICO bonds are repaid between 2017 and 2019. Future increases in deposit insurance premiums or changes in risk classification would increase Lafayette Savings’ costs.

The FDIC, pursuant to the Dodd-Frank Act, changed the assessment base for deposit insurance premiums from adjusted domestic deposits to average consolidated total assets minus average tangible equity, and scaled the insurance premium rates to the increased assessment base. As a result of the change to an asset-based assessment, LSB experienced a decrease in premiums.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Lafayette Savings. LSB management cannot predict what insurance assessment rates will be in the future.

Concentrations of real estate loans could subject LSB to increased risks in the event of a real estate recession or natural disaster. A significant portion of LSB’s loan portfolio is secured by real estate. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. While property values in the Midwest show signs of stabilizing, a further weakening of the real estate market in LSB’s primary market area could result in an increase in the number of borrowers unable to refinance or who may default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on LSB’s profitability and asset quality. If LSB is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, LSB’s earnings and capital could be adversely affected. Significant natural disasters can also negatively affect the value of real estate that secures LSB’s loans or interrupts LSB’s business operations, also negatively impacting LSB’s operating results or financial condition.

Credit risk could adversely affect LSB’s operating results or financial condition. One of the greatest risks facing lenders is credit risk—that is, the risk of losing principal and interest due to a borrower’s failure to perform according to the terms of a loan agreement. During the recession, the banking industry experienced an increase in problem assets and credit losses, resulting from weakened national economic trends and a decline in housing values. Although improving, economic recovery has been slow. While LSB management attempts to provide an allowance for loan losses at a level adequate to cover probable incurred losses based on loan portfolio growth, past loss experience, general economic conditions, information about specific borrower situations, and other factors, future adjustments to reserves may become necessary, and net income could be significantly affected, if circumstances differ substantially from assumptions used with respect to such factors.

Interest rate risk could adversely affect LSB’s operating results or financial condition. LSB’s earnings depend to a great extent upon the level of net interest income, which is the difference between interest income earned on loans and investments and the interest expense paid on deposits and other borrowings. Interest rate risk is the risk that the earnings and capital will be adversely affected by changes in interest rates. While LSB attempts to adjust its asset/liability mix in order to limit the magnitude of interest rate risk, interest rate risk management is not an exact science. Rather, it involves estimates as to how changes in the general level of interest rates will impact the yields earned on assets and the rates paid on liabilities. Moreover, rate changes can vary depending upon the level of rates and competitive factors. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on net interest margins and results of operations of LSB. Volatility in interest rates can also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as U.S. Government and corporate securities and other investment vehicles, including mutual funds, which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than financial institutions.

Three Months Ended March 31, 2014

Executive Summary

LSB is the holding company of Lafayette Savings. LSB has no separate operations and its business consists only of the business of Lafayette Savings.

Lafayette Savings is an independent, community-oriented financial institution. Lafayette Savings has been in business for 145 years and differs from many of its competitors by having a local board and local decision-making in all areas of business. In general, LSB’s business consists of attracting or acquiring deposits and lending that money out primarily as real estate loans to construct and purchase single-family residential properties, multi-family and commercial properties and to fund land development projects. LSB also makes a limited number of commercial business and consumer loans.

LSB has an experienced and committed staff and enjoys a good reputation for serving the people of the community, for understanding their financial needs and for finding a way to meet those needs. LSB contributes time and money to improve the quality of life in its market area and many of its employees volunteer for local non-profit agencies. LSB believes this sets it apart from the other 22 banks and credit unions that compete with it. LSB also believes that operating independently under the same name for over 145 years is a benefit to it—especially as local offices of large banks often have less local authority as their companies strive to consolidate. Focusing time and resources on acquiring customers who may be feeling disenfranchised by their no-longer-local or very large bank has proved to be a successful strategy.

Tippecanoe County and the eight surrounding counties comprise Lafayette Savings’ primary market area. Lafayette is the county seat of Tippecanoe County and West Lafayette is the home of Purdue University. There are three things that set Greater Lafayette apart from other urban areas of the country: the presence of a world class university, Purdue University; a government sector due to the presence of the county seat; and the mix of heavy industry and high-tech innovative start-up companies tied to Purdue University. In addition, Greater Lafayette is a regional health care center serving nine counties and has a large campus of Ivy Tech Community College.

Tippecanoe County typically shows better growth and lower unemployment rates than Indiana or the national economy because of the diverse employment base. The Tippecanoe County unemployment rate peaked at 10.6% in July 2009 and at March 31, 2014 was at 5.8% compared to 6.1% for Indiana and 6.7% nationally. The local housing market has remained fairly stable for the last several years with no price bubble and no resulting price swings. As of the most recent third quarter results provided by the Federal Housing Finance Agency, the five year percent change in house prices for the Lafayette Metropolitan Statistical Area (“MSA”) was a 1.00% increase with the one-year change a 1.02% increase. For the third quarter of 2013, housing prices in the MSA increased 0.67%. Existing home sales increased 13% in Tippecanoe County in 2013, while the average price of a home sold in 2013 was 1% higher than in 2012. New home starts decreased to 457 in 2013 from 496 in 2012.

The area’s diversity did not make LSB immune to the ongoing effects of the recession; however, growth continues, although still not at the same rate as before the recession. Current signs of recovery, based on a report from Greater Lafayette Commerce, include increasing manufacturing employment, a continuing commitment to new facilities and renovations at Purdue University, and signs of renewed activity in residential development projects. Capital investments announced and/or made in 2013 are expected to total over $1 billion compared to $605 million in 2012 and $444 million in 2011. Purdue, the area’s largest employer, announced enrollment of almost 39,000 in the fall 2013 semester.

Subaru, the area’s largest industrial employer and producer of the Subaru Legacy, Outback and Tribeca, recently announced addition of more production capacity for a new model to be built there. They expect to hire 900 additional employees by 2016. Wabash National, the area’s second largest industrial employer, continues to secure contracts to maintain its production level. Nanshan America began operating its new aluminum extrusion plant in Lafayette in 2012 and expects to employ 200 people. Alcoa will be adding a 115,000 square foot aluminum lithium plant to begin production in 2014 and employ 75 people. While the developments noted above lead LSB to believe the most serious problems are behind it as increased hiring and new industry moving to town have continued, LSB expects the recovery to be long term. In addition, GE has recently announced it will be building an aircraft engine plant in Lafayette. The plant is expected to eventually employ 200 people.

LSB has seen progress in its problem loans as more borrowers who had fallen behind on their loan payments are qualifying for troubled debt restructures, or have resumed payments or, less often, LSB has acquired control of their properties. The majority of LSB’s delinquent loans are secured by real estate and LSB believes it has sufficient reserves to cover incurred losses. The challenge is to get delinquent borrowers back on a workable payment schedule or if that is not feasible, to get control of their properties through an overburdened court system. In 2013, LSB acquired one property through foreclosure and sold two OREO properties. In the first quarter of 2014, LSB took four properties into OREO and has sold one.

The funds LSB uses to make loans come primarily from deposits from customers in its market area, from brokered deposits and from Federal Home Loan Bank (“FHLB”) advances. In addition, LSB maintains an investment portfolio of available-for-sale securities to provide liquidity as needed. LSB’s preference is to rely on local deposits unless the cost is not competitive, but if the need is immediate LSB will acquire pre-payable FHLB advances which are immediately available for member banks within their borrowing tolerance and can then be replaced with local or brokered deposits as they become available. LSB will also consider purchasing fixed term FHLB advances or brokered deposits as needed. LSB generally prefers brokered deposits over FHLB advances when the cost of raising money locally is not competitive. The deposits are available with a range of terms, there is no collateral requirement and the money is predictable as it cannot be withdrawn early except in the case of the death of a depositor and there is no option to have the money roll over at maturity. Deposits in the first quarter have remained fairly flat, decreasing by only $2.4 million, or 0.76%, from $314.6 million to $312.2 million. LSB’s reliance on brokered funds as a percentage of total deposits decreased slightly in 2014 from 4.35% of deposits to 3.80%, from $13.7 million to $11.6 million. While LSB always welcomes local deposits, the cost and convenience of brokered funds make them a useful alternative. LSB will also continue to rely on FHLB advances to provide immediate liquidity and help manage interest rate risk.

LSB’s primary source of income is net interest income, which is the difference between the interest income earned on its loan and investment portfolios and the interest expense incurred on deposits and borrowings. LSB’s net interest income depends on the balance of its loan and investment portfolios and the size of its net interest margin—the difference between the income generated from loans and the cost of funding. LSB’s net interest income also depends on the shape of the yield curve. The Federal Reserve has held short-term rates at almost zero for the last four years while long-term rates have stayed in the 3.0% range. Because deposits are generally tied to shorter-term market rates and loans are generally tied to longer-term rates this would typically be viewed as a positive step. LSB expects that the interest rate margins which began to decline late in 2013 will continue to do so as deposits are already at very low levels but because of the relatively weak demand for loans, those rates continue to fall. LSB’s expectation for 2014 is that deposit rates will remain at these low levels as the Federal Reserve continues to focus on strengthening the economy. Overall loan rates are expected to remain low.

Rate changes can typically be expected to have an impact on interest income. Because the Federal Reserve has stated it intends to keep rates low, LSB expects to see little change in the money supply or market rates in 2014. Low rates generally increase borrower preference for fixed rate products which LSB typically sells on the secondary market. Some existing adjustable rate loans can be expected to reprice to lower rates which could be expected to have a negative impact on LSB’s interest income, although many of its loans have already reached their interest rate floors. While LSB would expect to sell the majority of its fixed rate loans on the secondary market, LSB expects to book some higher quality loans to replace runoff in the portfolio. Although new loans put on the books during these times will be at comparatively low rates LSB expects they will provide a return above any other opportunities for investment.

LSB’s primary expense is interest on deposits and FHLB advances which are used to fund loan growth. LSB offers customers in its market area time deposits for terms ranging from three months to 66 months, checking accounts and savings accounts. LSB also purchases brokered deposits and FHLB advances as needed to provide funding or improve its interest rate risk position. Generally when interest rates are low, depositors will choose shorter-term products and conversely when rates are high, depositors will choose longer-term products.

LSB considers expected changes in interest rates when structuring its interest-earning assets and its interest-bearing liabilities. When rates are expected to increase LSB tries to book shorter-term assets that will reprice relatively quickly to higher rates over time, and book longer-term liabilities that will remain for a longer time at lower rates. Conversely, when rates are expected to fall, LSB would like its balance sheet to be structured such that loans will reprice more slowly to lower rates and deposits will reprice more quickly. LSB currently offers a three-year and a five-year certificate of deposit that allows depositors one opportunity to have their rate adjusted to the market rate at a future date to encourage them to choose longer-term deposit products. However, since LSB is not able to predict market interest rate fluctuations, its asset/liability management strategy may not prevent interest rate changes from having an adverse effect on its results of operations and financial condition.

LSB’s results of operations may also be affected by general and local competitive conditions, particularly those with respect to changes in market rates, government policies and actions of regulatory authorities.

Critical Accounting Policies

Generally accepted accounting principles are complex and require management to apply significant judgments to various accounting, reporting and disclosure matters. Management of LSB must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. For a complete discussion of LSB’s significant accounting policies, see Note 1 to the Consolidated Financial Statements as of December 31, 2013, included in this proxy statement and prospectus. Certain policies are considered critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of LSB’s Board of Directors. These policies include the following:

Allowance for Loan Losses. The allowance for loan losses represents management’s estimate of probable losses inherent in Lafayette Savings’ loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The strategy also emphasizes diversification on an industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Lafayette Savings’ allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

All loans that are rated substandard and impaired, or are troubled debt restructures, are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to Lafayette Savings. Included in the review of individual loans are those that are impaired as provided in FASB ASC 310-10. Any allowances for impaired loans are determined by the fair value of the underlying collateral based on the discounted appraised value. Allowances for loans that are not collateral dependent are determined by the present value of expected future cash flows discounted at the loan’s effective interest rate. Historical loss rates are applied to all loans not included in the ASC310-10 calculation.

Historical loss rates for commercial and consumer loans may be adjusted for significant qualitative factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and non-accrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and Lafayette Savings’ internal loan review.

Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Lafayette Savings’ primary market area for lending is Tippecanoe County, Indiana and to a lesser extent the eight surrounding counties. When evaluating the adequacy of the allowance, consideration is given to this regional geographic concentration and the closely associated effect of changing economic conditions on Lafayette Savings’ customers.

Mortgage Servicing Rights. Mortgage servicing rights (“MSRs”) associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

Accounting for Foreclosed Assets. Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Comparison of Financial Condition at March 31, 2014 and December 31, 2013

LSB’s total assets decreased $1.5 million, or 0.41%, during the three months from December 31, 2013 to March 31, 2014. Primary components of this decrease were a $1.4 million net decrease in cash and cash equivalents, and a $969,000 decrease in securities and interest-bearing time deposits. These were offset by a $436,000 increase in net loans receivable including loans held for sale and a $411,000 increase in fixed and other assets. The decrease in securities and cash were primarily due to the maturity of a $2.1 million brokered deposit. The $969,000 decrease in securities and interest-bearing time deposits was due to $3.7 million of securities being called, maturing or paid down, offset by the purchase of a $2.6 million mortgage-backed security. The increase in loans was due to a decision to retain a larger percentage of residential mortgage loans in LSB’s portfolio until the commercial loan market becomes more active.

Non-performing assets, which include non-accruing loans and foreclosed assets, decreased from $2.6 million at December 31, 2013 to $2.5 million at March 31, 2014. Non-accruing loans at March 31, 2014 were comprised of $2.2 million, or 90.95%, of one- to four-family residential real estate loans; $140,000, or 5.86%, of non-real estate loans, $61,000, or 2.55%, of multi-family residential real estate loans, and $15,000, or 0.63%, of non-residential real estate loans. Non-performing assets at March 31, 2014 also included one $157,000 foreclosed property compared to $18,000 at December 31, 2013 with the addition of three non-owner occupied residential properties. At March 31, 2014, LSB’s allowance for loan losses equaled 2.45% of total loans compared to 2.43% at December 31, 2013. The allowance for loan losses at March 31, 2014 totaled 251.14% of non-performing assets compared to 245.13% at December 31, 2013, and 267.64% of non-performing loans at March 31, 2014 compared to 246.81% at December 31, 2013. LSB’s non-performing assets equaled 0.70% of total assets at both March 31, 2014 and December 31, 2013.

When a loan is added to LSB’s classified loan list, an impairment analysis is completed to determine expected losses upon final disposition of the property. An adjustment to loan loss reserves is made at that time for any anticipated losses. This analysis is updated quarterly thereafter. It may take up to two years to move a foreclosed property through the system to the point where LSB can obtain title to the property and dispose of it. LSB attempts to acquire properties through deeds in lieu of foreclosure if there are no other liens on the properties. LSB acquired four properties in the first quarter of 2014 through a sheriff’s sale. Although LSB believes it uses the best information available to determine the adequacy of its allowance for loan losses, future adjustments to the allowance may be necessary, and net income could be significantly affected if circumstances and/or economic conditions cause substantial changes in the estimates LSB uses in making the determinations about the levels of the allowance for losses. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review LSB’s allowance for loan losses. These agencies may require the recognition of additions to the allowance based upon their judgments of information available at the time of their examination.

Shareholders’ equity increased from $40.7 million at December 31, 2013 to $41.3 million at March 31, 2014, an increase of $556,000, or 1.37%, primarily as a result of net income of $520,000. Shareholders’ equity to total assets was 11.28% at March 31, 2014 compared to 11.08% at December 31, 2013.

Average Balances, Interest Rates and Yields

The following table presents, for the periods indicated, the total dollar amount of interest income earned on average interest-earning assets and the resulting yields on such assets, as well as the interest expense paid on average interest-bearing liabilities, and the rates paid on such liabilities. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield. Beginning on January 1, 2013, deposits at the Federal Reserve were included in interest-earning assets and not in cash accounts.

	Three months ended March 31,			Three months ended March 31,
	2014			2013
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Unaudited; Dollars in thousands)
Interest-Earning Assets:
Loans receivable(1)	$256,080	$2,939	4.59%	$277,883	$3,477	5.00%
Other investments	85,002	305	1.44	64,730	165	1.02

Total interest-earning assets	341,082	3,244	3.80	342,613	3,642	4.25
Interest-Bearing Liabilities
Savings deposits	$30,363	4	0.05	$30,078	4	0.05
Demand and NOW deposits	155,838	73	0.19	135,888	77	0.23
Time deposits	123,282	359	1.16	141,829	488	1.38
Borrowings	10,000	59	2.36	13,333	78	2.34

Total interest-bearing liabilities	319,483	495	0.62	321,128	647	0.81

Net interest income		$2,749			$2,995

Net interest rate spread			3.18%			3.45%

Net earning assets	$21,599			$21,485

Net yield on average interest-earning assets			3.22%			3.50%

Average interest-earning assets to average interest-bearing liabilities	1.07x			1.07x

(1)	Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

Results of Operations

Comparison of Operating Results for the Three Months Ended March 31, 2014 and March 31, 2013

General. Net income for the three months ended March 31, 2014 was $520,000, a decrease of $133,000, or 20.37%, from the three months ended March 31, 2013. The decrease was primarily due to a $246,000, or 8.21%, decrease in net interest income, a $241,000 decrease in the gain on sale of loans, a $97,000 decrease in fees from the sale of non-bank investment products and a $63,000 increase in non-interest expense partially offset by a $400,000, or 100.00%, decrease in the provision for loan losses and a $104,000, or 27.01%, decrease in taxes.

Net Interest Income. Net interest income for the three months ended March 31, 2014 decreased $246,000, or 8.21%, over the same period in 2013. This decrease was due to a 28 basis point decrease in LSB’s net interest margin (net interest income divided by average interest-earning assets) from 3.50% for the three months ended March 31, 2013 to 3.22% for the three months ended March 31, 2014. Average net interest-earning assets were virtually unchanged at $21.5 million. The decrease in net interest margin is primarily due to the 45 basis point decrease in the average rate on interest-earning assets from 4.25% for the three months ended March 31, 2013 to 3.80% for the three months ended March 31, 2014. This decrease was offset by a 19 basis point decrease in the average rate on interest-bearing liabilities from 0.81% to 0.62% for the same respective periods.

Interest income on loans decreased $538,000 for the three months ended March 31, 2014 compared to the three months ended March 31, 2013 because of both lower average loan volume and a lower average yield. The average balance of loans held in LSB’s portfolio decreased by $21.8 million from $277.9 million for the three-month period in 2013 to $256.1 million in 2014. The average yield on loans decreased by 41 basis points from 5.00% to 4.59% over the same period.

Interest earned on other investments and FHLB stock increased by $140,000 for the three months ended March 31, 2014 compared to the same period in 2013. This was primarily the result of a $20.3 million increase in the average balance of investments and FHLB stock from $64.7 million to $85.0 million over the same periods. The average yield increased from 1.02% to 1.44% over the comparable periods, an increase helped by LSB’s success in deploying cash items into higher earning investments.

Interest expense for the three months ended March 31, 2014 decreased $152,000, or 23.49%, compared to the same period in 2013 consisting of a $133,000 decrease in interest paid on deposits and a $19,000 decrease in interest on FHLB advances. The lower deposit costs were primarily due to a decrease in the average rate paid on deposits from 0.74% for the first three months of 2013 to 0.56% for the first three months of 2014. Average deposits decreased by $1.7 million over this period which included an $18.5 million decrease in the average balance of higher rate time deposits offset by a $20.0 million increase in the average balance of comparatively lower rate demand deposit accounts. The increase in demand accounts was largely due to depositors opting for fund availability over higher rates until they feel more confident about the economic situation. The decrease in FHLB advance expense was primarily due to a decrease in the average balance of advances from $13.3 million for the three months of 2013 to $10.0 million for the first three months of 2014 as LSB paid off a maturing advance as slow loan demand reduced LSB’s need for additional funds. The average rate on advances increased from 2.34% to 2.36% as the maturing advance had a shorter term and a corresponding lower rate.

Provision for Loan Losses. The evaluation of the level of loan loss reserves is an ongoing process that includes closely monitoring loan delinquencies. The following chart shows delinquent loans as well as a breakdown of non-performing assets.

	03/31/14	12/31/13	03/31/13
	(Dollars in thousands)
Loans delinquent 30-59 days	$46	$483	$461
Loans delinquent 60-89 days	157	388	—

Total delinquencies under 90 days	$203	$871	$461

Non-accruing loans	$2,389	$2,572	$3,845
OREO	157	18	162

Total non-performing assets	$2,546	$2,590	$4,007

Loans are included in the delinquent 30-59 days category when they become one month past due. Loans are included in the delinquent 60-89 days category when they become two months past due. Loans that are less than 90 days delinquent but are non-accruing are included in the non-accruing loan category but not in the delinquencies under 90 days.

The accrual of interest income is generally discontinued when a loan becomes 90 days past due. Loans 90 days past due but not yet three payments past due will continue to accrue interest as long as it has been determined that the loan is well secured and in the process of collection. Troubled debt restructurings that were non-performing at the time of their restructure are considered non-accruing loans until sufficient time has passed for them to establish a pattern of compliance with the terms of the restructure.

Changes in non-performing loans at March 31, 2014 compared to December 31, 2013 were primarily due to Lafayette Savings adding $527,000 of loans to non-accrual status due to concerns about the full collectability of principal and interest, and taking $208,000 into OREO, agreeing to short sales on $441,000 of loans and upgrading a loan of $28,000. In addition LSB received principal payments of $33,000.

LSB establishes its provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes consideration of concentrations of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, delinquencies and other relevant factors. From time to time, LSB also uses the services of a consultant to assist in the evaluation of its growing commercial real estate loan portfolio. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by LSB management and its board of directors. This analysis serves as a point-in-time assessment of the level of the allowance and serves as a basis for provisions for loan losses.

More specifically, LSB’s analysis of the loan portfolio will begin at the time the loan is originated, at which time each loan is assigned a risk rating. If the loan is a commercial credit, the borrower will also be assigned a similar rating. Loans that continue to perform as agreed will be included in one of the non-classified loan categories. Portions of the allowance are allocated to loan portfolios in the various risk grades, based upon a variety of factors, including historical loss experience, trends in the type and volume of the loan portfolios, trends in delinquent and non-performing loans, and economic trends affecting LSB’s market. Loans no longer performing as agreed are assigned a higher risk rating, eventually resulting in their being regarded as classified loans. A collateral re-evaluation is completed on all classified loans. This process results in the allocation of specific amounts of the allowance to individual problem loans, generally based on an analysis of the collateral securing those loans. These components are added together and compared to the balance of LSB’s allowance at the evaluation date.

At March 31, 2014, LSB’s largest areas of concern were loans on one- to four-family non-owner occupied rental properties and to a lesser extent loans on commercial non-real estate loans on non-residential properties and loans on one- to four-family owner-occupied properties. Loans totaling $1.0 million on one- to four-family rental properties, $140,000 on commercial non-real estate, $100,000 on non-residential properties and $97,000 on one- to four-family owner-occupied properties were past due more than 30 days at March 31, 2014. There has been some improvement in the local economy and LSB is seeing enough improvement in its one- to four-family rental property market to warrant restructuring a number of those relationships. However, LSB is working to decrease its concentrations in that sector, especially in non-campus housing.

LSB recorded no provision for loan losses for the three months ended March 31, 2014 as a result of its analyses of its current loan portfolios, compared to $400,000 during the same period in 2013. The main reason for the decrease for the first three months of 2014 compared to the same period in 2013 was the improvement in non-accruing and delinquent loans during the period. During the first three months of 2014, the net cost of taking properties into OREO and charging off losses was a $9,000 recovery. LSB also had recoveries of $142,000. LSB expects to obtain possession of more properties in 2014 that are currently in the process of foreclosure. The final disposition of these properties may result in a loss. The $6.3 million allowance for loan losses was considered appropriate to cover probable incurred losses based on LSB’s evaluation and its loan mix. LSB’s ratio of allowance for loan losses to non-performing assets increased from 151.29% at March 31, 2013 to 251.14% at March 31, 2014. That ratio at December 31, 2013 was 245.13%.

LSB’s loan portfolio contains no option ARM products, interest-only loans, or loans with initial teaser rates. While LSB occasionally makes loans with credit scores in the subprime range, these loans are only made if there are sufficient mitigating factors, not as part of a subprime mortgage plan. LSB occasionally makes mortgages that exceed high loan-to-value regulatory guidelines for property type. LSB currently has $10.5 million of mortgage loans that are other than one- to four-family loans that qualify as high loan-to-value. LSB typically makes these loans only to well-qualified borrowers. None of these loans is delinquent more than 30 days. LSB also has $4.7 million of one- to four-family loans which either alone or combined with a second mortgage exceed high loan-to-value guidelines. None of these loans was delinquent more than 30 days. LSB’s total high loan-to-value loans at March 31, 2014 were at 35% of capital, well under regulatory guidelines of 100% of capital. LSB has $16.2 million in home equity lines of credit, one of which was delinquent more than 30 days at March 31, 2014.

An analysis of the allowance for loan losses for the three months ended March 31, 2014 and 2013 follows:

	Three months ended March 31,
	2014	2013
	(Dollars in thousands)
Balance at January 1	$6,348	$5,900
Loans charged off	(96)	(321)
Recoveries	142	83
Provision	—	400

Balance at March 31	$6,394	$6,062

At March 31, 2014, non-performing assets, consisting of non-accruing loans and other real estate owned, totaled $2.5 million compared to $2.6 million at December 31, 2013. In addition to LSB’s non-performing assets, LSB identified $20.9 million in other loans of concern where information about possible credit problems of borrowers causes LSB management to have doubts as to the ability of the borrowers to comply with present repayment terms and may result in disclosure of such loans as non-performing assets in the future. The vast majority of these loans, as well as LSB’s non-performing assets, are well collateralized.

At March 31, 2014, LSB believes that its allowance for loan losses was appropriate to absorb probable incurred losses inherent in its loan portfolio. LSB’s allowance for losses equaled 2.45% of net loans receivable and 267.64% of non-performing loans at March 31, 2014 compared to 2.43% and 246.81% at December 31, 2013, respectively. LSB’s non-performing assets equaled 0.70% of total assets at both March 31, 2014 and December 31, 2013.

Non-Interest Income. Non-interest income for the three months ended March 31, 2014 decreased by $328,000, or 29.34%, compared to the same period in 2013. This was primarily due to a $241,000 decrease in the gain on sale of mortgage loans due to a decrease in loans sold from $11.7 million in the first quarter of 2013 to $3.4 million in the first quarter of 2014, a $97,000 decrease in the fees from the sale of non-bank investment products through LSB’s Money Concepts program due to less sales activity, and an $8,000 decrease in service charges and fee income primarily due to a lower volume of customer overdrafts. These were partially offset by a $12,000 increase in other income, primarily due to an increase in commercial loan prepayment fees and a $5,000 decrease in the loss recognized on the sale of OREO due to swing from a loss of $2,000 on the sale of an OREO property in the first quarter of 2013 to a $3,000 gain on the sale of a property in the same period of 2014.

Non-Interest Expense. Non-interest expense for the three months ended March 31, 2014 increased $63,000, or 2.36%, compared to the same period in 2013 due primarily to an $86,000 increase in occupancy costs related to snow removal, winter maintenance related expenses and higher utility charges due to the unusually harsh weather, an $18,000 increase in legal fees related to settling a small lawsuit, a $12,000 increase in computer costs due to an increase in the services offered and an $11,000 increase in other expenses due to slightly higher insurance and consulting fees. These were offset by a $35,000 decrease in advertising costs due to a decision to focus marketing dollars on LSB’s new branch opening in the second quarter and a $31,000 decrease in salaries and employee benefits due to less commission earned by loan originators due to less activity.

Income Tax Expense. LSB’s income tax provision decreased by $104,000 for the three months ended March 31, 2014 compared to the three months ended March 31, 2013 due primarily to decreased pre-tax income.

Liquidity

LSB’s primary sources of funds are deposits, repayment and prepayment of loans, interest earned on or maturation of investment securities and short-term investments, borrowings and funds provided from operations. While maturities and the scheduled amortization of loans, investments and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general market interest rates, economic conditions and competition.

LSB monitors its cash flow carefully and strives to minimize the level of cash held in low-rate overnight accounts or in cash on hand. LSB also carefully tracks the scheduled delivery of loans committed for sale to be added to its cash flow calculations.

Liquidity management is both a daily and long-term function for LSB’s senior management. LSB adjusts its investment strategy, within the limits established by the investment policy, based upon assessments of expected loan demand, expected cash flows, FHLB advance opportunities, market yields and objectives of its asset/liability management program. Base levels of liquidity have generally been invested in interest-earning overnight and time deposits with the Federal Home Loan Bank of Indianapolis and more recently at the Federal Reserve since they have started to pay interest on deposits in excess of reserve requirements and because of increasing wire transfer requests due to a change in funding methods now required by title companies. Funds for which a demand is not foreseen in the near future are invested in investment and other securities for the purpose of yield enhancement and asset/liability management.

LSB’s current internal policy for liquidity is 5% of total assets. LSB’s liquidity ratio at March 31, 2014 was 22.11% as a percentage of total assets compared to 22.16% at December 31, 2013.

LSB anticipates that it will have sufficient funds available to meet current funding commitments. At March 31, 2014, LSB had outstanding commitments to originate loans and available lines of credit totaling $28.7 million and commitments to provide funds to complete current construction projects in the amount of $3.6 million. Certificates of deposit which will mature in one year or less totaled $73.9 million at March 31, 2014. Included in that number are $3.0 million of brokered deposits. Based on LSB’s experience, certificates of deposit held by local depositors have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since LSB has established long-term banking relationships with its customers. Therefore, LSB believes a significant portion of such deposits will remain with LSB, although this cannot be assured. Brokered deposits can be expected not to renew at maturity and will have to be replaced with other funding upon maturity. LSB has $3.0 million FHLB advances maturing in the next twelve months.

Capital Resources

Shareholders’ equity totaled $41.3 million at March 31, 2014 compared to $40.7 million at December 31, 2013, an increase of $556,000, or 1.37%, due primarily to net income of $520,000. Shareholders’ equity to total assets was 11.28% at March 31, 2014 compared to 11.08% at December 31, 2013.

Federal insured savings institutions are required to maintain a minimum level of regulatory capital. If the requirement is not met, regulatory authorities may take legal or administrative actions, including restrictions on growth or operations or, in extreme cases, seizure. As of March 31, 2014 and December 31, 2013, Lafayette Savings was categorized as well capitalized. LSB’s actual and required capital amounts and ratios at March 31, 2014 and December 31, 2013 are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2014
Total risk-based capital (to risk-weighted assets)	$44,254	17.5%	$20,249	8.0%	$25,311	10.0%
Tier I capital (to risk-weighted assets)	41,050	16.2	10,124	4.0	15,187	6.0
Tier I capital (to adjusted total assets)	41,050	11.2	10,993	3.0	18,322	5.0
As of December 31, 2013
Total risk-based capital (to risk-weighted assets)	$43,604	17.4%	$20,054	8.0%	$25,067	10.0%
Tier I capital (to risk-weighted assets)	40,431	16.1	10,027	4.0	15,040	6.0
Tier I capital (to adjusted total assets)	40,431	11.0	11,048	3.0	18,413	5.0

Fiscal Year Ended December 31, 2013

Comparison of Financial Condition at December 31, 2013 compared to December 31, 2012

As shown in the table above, the net balance in LSB’s loan portfolio decreased by $26.3 million from December 31, 2012 to December 31, 2013. Loans decreased primarily due to a $22.2 million decrease in non-residential loans largely the result of continuing uncertainty in the market making people wary of initiating projects. The same uncertainty affected commercial business loans which decreased $1.8 million. With the increase in longer term loan rates, LSB has seen a reduction in the number of residential borrowers taking advantage of low market interest rates and refinancing to primarily fixed rate loans which LSB typically sells on the secondary market. LSB sold $45.3 million of residential loans in 2013 compared to $84.1 million in 2012. These loans are sold based on asset/liability considerations and to increase income from the gain on sale of loans. There was also a slight decrease in home equity loans due primarily to the low volume of new loan activity combined with the paydown or chargeoff of existing loans.

The $34.7 million increase in LSB’s available-for-sale securities was primarily due to a desire to get a return on investments in light of slow loan demand and to have investments available to use for liquidity purposes. The balance in short term investments will be moved to investment securities as opportunities arise. Due to low returns on these investments LSB tries to keep the balances at the minimal amount needed to meet cash flow needs.

Deposit balances increased by about $6.0 million. Because LSB has minimal loan demand LSB is not aggressively working to generate deposits, however, LSB has worked to attract depositors to its core deposit accounts rather than into higher rate time deposits. Part of LSB’s success in this endeavor is because of a desire on the part of depositors not to lock up their funds for longer periods in uncertain times. In 2013, LSB reduced time deposits by $11.4 million and increased core deposits by $17.4 million. LSB is generally letting brokered funds roll off as they mature.

LSB utilizes advances available through the FHLB as needed to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 2013, LSB had $10.0 million in FHLB advances outstanding compared to $15.0 million at December 31, 2012. Based on the collateral LSB currently has listed under a blanket collateral arrangement with the FHLB, LSB could borrow up to $52.5 million in additional advances. LSB has other collateral available if needed. These advances are generally available on the same day as requested and allow LSB the flexibility of keeping LSB’s daily cash levels tighter than might otherwise be prudent.

Non-performing assets, which include non-accruing loans, accruing loans 90 days past due and foreclosed assets, decreased from $6.7 million at December 31, 2012 to $2.6 million at December 31, 2013. Non-performing loans at December 31, 2013 consisted of $2.3 million of loans on residential real estate and $248,000 on land or commercial real estate loans. Foreclosed assets consisted of an $18,000 commercial real estate property. At December 31, 2013, LSB’s allowance for loan losses equaled 2.43% of total loans compared to 2.06% at December 31, 2012. The allowance for loan losses at December 31, 2013 totaled 245.10% of non-performing assets compared to 88.07% at December 31, 2012, and 246.81% of non-performing loans at December 31, 2013 compared to 91.57% at December 31, 2012. LSB’s non-performing assets equaled 1.84% of total assets at December 31, 2012 compared to 0.70% at December 31, 2013. The decrease in non-performing loans is due to $2.7 million of loans being upgraded as they are performing as agreed and expected to fulfill the terms of their loans, $1.9 million of properties sold in short sales where Lafayette Savings agreed to take a lesser amount for the loan, $205,000 taken into OREO, $160,000 of loans being charged down or charged off by Lafayette Savings, $142,000 from loans paid off or paid down by borrowers, offset by $537,000 of loans added to non-accrual during the year.

When a non-performing loan is added to LSB’s classified loan list, an impairment analysis is completed to determine expected losses upon final disposition of the property. An adjustment to loan loss reserves is made at that time for any anticipated losses. This analysis is reviewed and updated quarterly thereafter. It may take several months or up to two years to move a foreclosed property through the system to the point where LSB can obtain title to and dispose of it. LSB attempts to acquire properties through deeds-in-lieu of foreclosure if there are no other liens on the properties. In 2013, LSB acquired 2 properties through foreclosure. In 2012, LSB acquired 5 properties through deeds-in-lieu of foreclosure and 5 properties through foreclosure. Although LSB believes it uses the best information available to determine the adequacy of its allowance for loan losses, future adjustments to the allowance may be necessary, and net income could be significantly affected if circumstances and/or economic conditions cause substantial changes in the estimates LSB uses in making the determinations about the levels of the allowance for losses. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review LSB’s allowance for loan losses. These agencies may require the recognition of additions to the allowance based upon their judgments of information available at the time of their examination.

Shareholders’ equity increased $1.8 million, or 4.55%, during 2013 primarily as a result of net income of $2.5 million offset by the payment of $375,000 of dividends to shareholders. Shareholders’ equity to total assets was 11.08% at December 31, 2013 compared to 10.68% at December 31, 2012.

Results of Operations

LSB’s results of operations depend primarily on the levels of net interest income, which is the difference between the interest income earned on loans and securities and other interest-earning assets, and the interest expense on deposits and borrowed funds. LSB’s results of operations are also dependent upon the level of its non-interest income, including fee income and service charges, gains or losses on the sale of loans and the level of its non-interest expenses, including general and administrative expenses. Net interest income is dependent upon the volume of interest-earning assets and interest-bearing liabilities and upon the interest rate which is earned or paid on these items. LSB’s results of operations are also affected by the level of the provision for loan losses. LSB, like other financial institutions, is subject to interest rate risk to the degree that LSB’s interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

Average Balances, Interest Rates and Yields

The following table presents for the periods indicated the total dollar amount of interest income earned on average interest-earning assets and the resultant yields on such assets, as well as the interest expense paid on average interest-bearing liabilities, and the rates paid on such liabilities. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	2013			2012
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)
Assets
Interest-earning assets
Loans receivable(1)	$265,667	$12,914	4.86%	$291,590	$15,162	5.20%
Mortgage-backed securities	10,956	238	2.17	6,749	175	2.59
Other investments	59,798	508	0.85	21,244	283	1.33
FHLB stock	3,185	111	3.49	3,185	100	3.14

Total interest-earning assets	339,607	13,771	4.05	322,768	15,720	4.87
Non-interest earning assets	21,241			41,576

Total assets	$360,847			$364,344

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Savings deposits	$30,561	18	0.06	$27,890	20	0.07
Demand and NOW deposits	141,575	293	0.21	131,101	420	0.32
Time deposits	135,734	1,794	1.32	148,445	2,399	1.62
Borrowings	10,833	258	2.38	17,000	386	2.27

Total interest-bearing liabilities	318,704	2,363	0.74	324,436	3,225	0.99
Other liabilities	2,280			2,309

Total liabilities	320,984			326,745
Shareholders’ equity	39,863			37,599

Total liabilities and shareholders’ equity	$360,847			$364,344

Net interest income		$11,408			$12,495

Net interest rate spread			3.31%			3.88%

Net earning assets	$20,903			$(1,668)

Net yield on average interest-earning assets			3.36%			3.87%

Average interest-earning assets to average interest-bearing liabilities	1.07x			0.99x

(1)	Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

Rate/Volume Analysis of Net Interest Income

The following table presents the dollar amount of changes in interest income and interest expense for the major categories of interest-earning assets and interest-bearing liabilities. The change in total interest income and total interest expense is allocated between those related to changes in the outstanding balances and those due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and change due to rate.

	2013 vs. 2012
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable	$(1,297)	$(951)	$(2,248)
Mortgage-backed securities	95	(32)	63
Other investments	358	(133)	225
FHLB stock	—	11	11

Total interest-earning assets	$(844)	$(1,105)	$(1,949)

Interest-bearing liabilities:
Savings deposits	$2	$(4)	$(2)
Demand deposits and NOW accounts	31	(158)	(127)
Time deposits	(193)	(412)	(605)
Borrowings	(146)	18	(128)

Total interest-bearing liabilities	$(306)	$(556)	$(862)

Net interest income			$(1,087)

Comparison of Operating Results for the Years Ended December 31, 2013 and December 31, 2012

General. Net income for the year ended December 31, 2013 was $2.5 million, a decrease of $121,000 or 4.6%, from net income of $2.7 million for the year ended December 31, 2012. The primary reason for the decrease was a $1.1 million decrease in non-interest income and an $875,000 decrease in net interest income partially offset by a $1.5 million decrease in the provision for loan losses, as well as a $316,000 decrease in non-interest expenses and a $76,000 decrease in taxes on income.

LSB’s return on average assets was 0.70% for the year ended 2013, compared to 0.73% for the year ended 2012. Return on average equity was 6.37% for the year ended 2013, compared to 7.07% for 2012. LSB paid cash dividends on common stock during 2013 totaling $375,000, or $0.24 per share, representing a dividend payout ratio (dividends declared per share divided by diluted net income per share) of approximately 14.7% compared to $77,000, or $0.05 per share, in 2012 for a dividend payout ratio of approximately 2.9%.

Net Interest Income. Net interest income for the year ended December 31, 2013 decreased $1.1 million from the same period in 2012. LSB’s net interest margin (net interest income divided by average interest-earning assets) decreased from 3.87% at December 31, 2012 to 3.36% at December 31, 2013. The largest factor in the decrease in net interest income was the decrease in the average rate on interest-earning assets, particularly loans, with the average rate on interest-earning assets decreasing 82 basis points from 4.87% in 2012 to 4.05% in 2013. The balance of average interest-earning assets increased over the period from $322.8 million in 2012 to $339.6 million in 2013, although most of the increase was in lower rate investment securities and interest-earning deposits which increased $42.8 million offset by a $25.9 million decrease in average loan balances. The average rate on deposits and FHLB advances decreased from 0.99% in 2012 to 0.74% in 2013 caused primarily by reductions in short-term interest rates due to cuts by the Federal Reserve. Separating deposits from FHLB advances, the rate on deposits decreased from 0.92% in 2012 to 0.68% in 2013. The rate on advances increased from 2.27% in 2012 to 2.38% in 2013 due to the maturity of a low rate advance late in 2012. Overall, the average rate on loans and investments decreased by 82 basis points while the average rate paid on advances and deposits decreased by only 25 basis points.

Interest income on loans decreased $2.2 million for the year ended December 31, 2013 compared to a decrease of $2.0 million for the year ended December 31, 2012 primarily because of lower average loan volume but also due to lower interest rates. The average balance of loans held in LSB’s portfolio decreased by $25.9 million from $291.6 million in 2012 to $265.7 million in 2013. The average yield on loans decreased from 5.20% for the year ended December 31, 2012 to 4.86% for the year ended December 31, 2013.

Interest income on investments increased $299,000 taking into account an increase of $11,000 in dividends on FHLB stock for the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase in interest on investments and FHLB stock was primarily due to a $42.7 million increase in the average balance of investments from $31.2 million in 2012 to $73.9 million in 2013 partially offset by a 63 basis point decrease in the average rates on investments from 1.79% in 2012 to 1.16% in 2013 due to the decrease in market rates.

Interest expense for the year ended December 31, 2013 decreased $862,000 from the same period in 2012. This decrease was primarily due to a decrease in the average rate paid on interest-bearing liabilities consisting of deposit accounts and FHLB advances from 0.99% in 2012 to 0.74% in 2013. Average balances of deposits increased slightly from $307.4 million in 2012 to $307.9 million in 2013 while the average balances of FHLB advances decreased from $17.0 million in 2012 to $10.8 million in 2013.

Provision for Loan Losses. The evaluation of the level of loan loss reserves is an ongoing process that includes closely monitoring loan delinquencies. The following chart shows delinquent loans as well as a breakdown of non-performing assets.

	December 31,
	2013	2012	2011
	(Dollars in Thousands)
Loans delinquent 30-59 days	$483	$1,176	$2,263
Loans delinquent 60-89 days	388	781	1,006

Total delinquencies	871	1,957	3,269
Accruing loans past due 90 days	—	—	—
Non-accruing loans	2,542	6,443	12,059

Total non-performing loans	2,572	6,443	12,059
OREO	18	256	1,746

Total non-performing assets	$2,590	$6,699	$13,805

The accrual of interest income is discontinued when a loan becomes 90 days and three payments past due. Loans 90 days past due but not yet three payments past due will continue to accrue interest as long as it has been determined that the loan is well secured and the borrower has the capacity to repay.

Troubled debt restructurings and loans that begin to perform after a period of nonperformance are considered non-accruing loans until sufficient time has passed for them to establish a pattern of compliance with the terms of the restructure. There were $1.2 million of loans at December 31, 2013 considered non-accruing in the chart above that are troubled debt restructurings or loans that have begun to perform after a period of nonperformance compared to $3.5 million at December 31, 2012.

LSB establishes its provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes consideration of concentrations of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, delinquencies and other relevant factors. From time to time, LSB also uses the services of a consultant to assist in the evaluation of its commercial real estate loan portfolio. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by LSB’s management and board of directors. This analysis serves as a point-in-time assessment of the level of the allowance and serves as a basis for provision for loan losses.

More specifically, LSB’s analysis of the loan portfolio will begin at the time the loan is originated, at which time each loan is assigned a risk rating. If the loan is a commercial credit, the borrower will also be assigned a similar rating. Loans that continue to perform as agreed will be included in one of ten non-classified loan categories. Portions of the allowance are allocated to loan portfolios in the various risk grades, based upon a variety of factors, including historical loss experience, trends in the type and volume of the loan portfolios, trends in delinquent and non-performing loans, and economic trends affecting LSB’s market. Loans no longer performing as agreed are assigned a higher risk rating, eventually resulting in their being regarded as classified loans. A collateral reevaluation is completed on all classified loans. This process results in the allocation of specific amounts of the allowance to individual problem loans, generally based on an analysis of the collateral securing those loans. These components are added together and compared to the balance of LSB’s allowance at the evaluation date.

At December 31, 2013, LSB’s largest area of concern was loans on one- to four-family non-owner-occupied rental properties. Of lesser concern are loans on one- to four-family owner-occupied residences, loans on non-residential properties and land loans and non-residential commercial loans. Loans delinquent more than 30 days at December 31, 2013 included $1.7 million of loans on one- to four-family rental properties, $156,000 of land loans, a single non-residential commercial loan of $140,000, a single $111,000 loan on non-residential real estate, a single $84,000 loan on one- to four-family owner-occupied properties, and a single $65,000 loan on a multi-family property. There has been some improvement in the local economy and LSB is seeing enough improvement in its one- to four-family rental property market to warrant restructuring a number of those relationships. However, LSB is working to decrease its concentrations in that sector especially in non-campus housing.

LSB recorded a $650,000 provision for loan losses during 2013 as a result of its analyses of its current loan portfolios, compared to $2.1 million during 2012. The provisions were necessary to maintain the allowance for loan losses at a level considered adequate to absorb losses inherent and incurred in the loan portfolio. During the year 2013, LSB charged $517,000 against loan loss reserves on 14 loans, either written off, written down to fair value or taken into other real estate owned, including a group of loans to a single borrower. LSB expects to obtain possession of more properties in 2014 that are currently in the process of foreclosure. The final disposition of these properties may be expected to result in a loss in some cases. The $6.3 million reserve for loan losses in 2013 was considered adequate to cover further charge-offs based on LSB’s evaluation and its loan mix.

LSB’s loan portfolio does not contain option ARM products, interest only loans, or loans with initial teaser rates. While LSB occasionally makes loans to borrowers with credit scores in the subprime range, these loans are only made if there are sufficient mitigating factors, not as part of a subprime mortgage plan. LSB occasionally makes mortgages that exceed high loan-to-value regulatory guidelines for a particular property type. LSB currently has $10.6 million of mortgage loans that are not one- to four-family loans that qualify as high loan-to-value. LSB typically makes these loans only to well-qualified borrowers and none of these loans are delinquent. LSB also has $5.4 million of one- to four-family loans which either alone or combined with a second mortgage exceed high loan-to-value guidelines. None of these loans is currently over 30 days past due. LSB’s total high loan-to-value loans at December 31, 2013 were at 36% of capital, well under regulatory guidelines of 100% of capital. LSB has $16.4 million of home equity lines of credit of which none are delinquent more than 30 days.

At December 31, 2013, non-performing assets, consisting of non-performing loans, accruing loans 90 days or more delinquent, loans less than 90 days past due still on non-accrual, and other real estate owned, totaled $2.6 million compared to $6.7 million at December 31, 2012. In addition to LSB’s non-performing assets, LSB identified $3.8 million in other loans of concern where information about possible credit problems of the borrowers causes LSB’s management to have doubts as to the ability of the borrowers to comply with present repayment terms and that may result in disclosure of such loans as non-performing assets in the future. The vast majority of these loans, as well as LSB’s non-performing assets, are well collateralized.

At December 31, 2013, LSB believes that its allowance for loan losses was adequate to absorb estimated losses inherent in its loan portfolio. LSB’s allowance for losses equaled 2.43% of net loans receivable and 246.81% of non-performing loans at December 31, 2013, compared to 2.06% and 91.57% at December 31, 2012, respectively. LSB’s non-performing assets equaled 0.70% of total assets at December 31, 2013 compared to 1.84% at December 31, 2012. LSB had only $18,000 of OREO properties at December 31, 2013. The increase in reserves is deemed prudent until the rental market stabilizes at a level that can provide landlords with rents adequate to cover their costs and the local economy returns to full strength.

Non-Interest Income. Non-interest income for the year ended December 31, 2013 decreased by $875,000, or 18.36%, compared to the same period in 2012. The decrease was primarily due to a $1.2 million decrease in the gain on sale of loans due to a lower volume of loans sold, from $84.1 million in 2012 to $45.3 million in 2013, as well as a $134,000 decrease in deposit account fees due primarily to changes in LSB’s fee structure as a result of changes mandated by the Dodd-Frank Act. These decreases were partially offset by a $327,000 increase in other non-interest income, including, a $147,000 increase in income from LSB’s wealth management department on the sale of non-bank investment products, a $142,000 increase in mortgage loan servicing fees due to the increase in the volume of loans serviced, and a $40,000 increase in debit card fees due to increased use, as well as an improvement in the loss recognized on the sale of OREO properties from a $97,000 loss in 2012 to a $53,000 loss in 2013.

Non-Interest Expense. Non-interest expense for the year ended December 31, 2013 decreased $315,000 over the same period in 2012. The decrease was primarily due to a $372,000 decrease in salaries and benefits from lower loan origination activity by commission-based loan originators and a decrease in the number of employees from 96 in 2012 to 93 in 2013. In addition, there was a $128,000 decrease in other expenses including a $131,000 decrease in expenses related to acquiring, maintaining and disposing of foreclosed and OREO properties because of the decrease in the number of these properties, offset by a $93,000 increase in legal fees due primarily to the cost of an extended lawsuit over construction loan disbursements and change orders. LSB also experienced a decrease in accounting fees because no additional regulatory reporting was required in 2013. These decreases in expenses were offset by a $118,000 increase in occupancy costs (primarily due to increased maintenance and janitorial costs of $81,000 from weather-related maintenance and to the acquisition of an additional property) and to a $21,000 increase in property taxes, a $60,000 increase in advertising costs tied to the introduction of additional mobile banking products and services and a $24,000 increase in ATM fees tied to increased use.

Income Tax Expense. LSB’s income tax provision decreased by $76,000 for the year ended December 31, 2013 compared to the year ended December 31, 2012 primarily due to decreased income.

Off-Balance-Sheet Arrangements

As of December 31, 2013, LSB did not have any off-balance-sheet arrangements that have or are reasonably likely to have a current or future effect on LSB’s financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance-sheet arrangement” generally means any transaction, agreement, or other contractual arrangement to which any entity unconsolidated with LSB is a party and under which LSB has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

See Note 16 to the Consolidated Financial Statements appearing elsewhere in this proxy statement and prospectus regarding off-balance-sheet commitments.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements included in this proxy statement and prospectus have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

LSB’s primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on LSB’s performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of LSB’s assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of non-interest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that LSB has made. LSB is unable to determine the extent, if any, to which properties securing LSB’s loans have appreciated in dollar value due to inflation.

SECURITIES OWNERSHIP OF LSB

Principal Holders of LSB Common Stock

The following table provides information as of the record date, about each person known by LSB to own beneficially 5% or more of its common stock.

5% Beneficial Owners	Shares Beneficially Owned(1)		Percent of Class
First Bankers Trust Services, Inc., Trustee of the LSB Financial Corp. Employee Stock Ownership Plan 2321 Kochs Lane Quincy, Illinois 62305	78,334	(2)	5.0%
John C. Shen, Advisory Director(3) c/o Lafayette Savings Bank, FSB 101 Main Street Lafayette, Indiana 47901	83,644		5.3%
Morris Propp 366 Eagle Drive Jupiter, Florida 33477	140,000	(4)	8.9%
E.A. Horwitz, LLC 1650 Lake Cook Road, Suite 190 Deerfield, Illinois 60015	83,024	(5)	5.3%
Brown Trout Management, LLC Steven R. Gerbel 311 South Wacker Drive, Suite 6025 Chicago, Illinois 60606-6627	88,405	(6)	5.6%

(1)	The information in this chart is based on Schedule 13D or 13G Report(s) filed by the above-listed persons with the Securities and Exchange Commission containing information concerning shares held by them. It does not reflect any changes in those shareholdings which may have occurred since the date of such filings or the date such information was obtained.
(2)	Represents shares held by the ESOP, all shares of which have been allocated to accounts of participants. Pursuant to the terms of the ESOP, each ESOP participant has the right to direct the voting of shares of common stock allocated to his or her account.
(3)	Mr. Shen was appointed as an advisory board member upon his retirement from LSB’s board of directors on April 18, 2001.
(4)	Mr. Propp shares voting and investment power with respect to 96,800 of these shares.
(5)	E.A. Horwitz, LLC shares voting power as to 78,524 of these shares. It has sole voting power with respect to 4,500 of these shares and sole dispositive power as to 83,024 shares.
(6)	Steven R. Gerbel is a manager member of Brown Trout Management, LLC, an Illinois limited partnership (“BTM”), which serves as the general partner and investment manager of Chicago Capital Management, LP (“CCM”), an Illinois limited partnership. CCM and a separate account managed by BTM owns these shares. Mr. Gerbel and BTM share voting and dispositive power as to these shares.

Beneficial Ownership by LSB Directors and Executive Officers

The following table provides information on the shares of LSB common stock owned by directors and executives of LSB, including the number and percent of shares as of the record date. The table also includes information on the number of shares of common stock beneficially owned by all directors and executive officers of LSB as a group and by the Vice President-Director of Operations of Lafayette Savings.

Name	Position(s) Held	Common Stock Beneficially Owned as of June 15, 2014 (1)		Percentage of Class
Mary Jo David	Senior Vice President, Chief Financial Officer, Secretary and Director	29,673	(2)	1.9%
Thomas B. Parent	Director	3,620	(3)	*
Jeffrey A. Poxon	Director	19,591	(4)	1.2%
James A. Andrew	Director	43,540	(5)	2.8%
Stephen E. Belter	Director	4,969	(6)	*
Kenneth P. Burns	Director	2,859	(4)	*
Sarah R. Byrn	Director	1,500	(7)	*
Philip W. Kemmer	Director	3,981	(4)	*
Mariellen M. Neudeck	Chairman of the Board	27,091	(8)	1.7%
Charles W. Shook	Director	3,687	(4)	*
Randolph F. Williams	President, Chief Executive Officer and Director	28,973	(9)	1.8%
Todd C. Van Sickel	Vice President – Director of Operations of Lafayette Savings	3,566	(10)	*
		173,050	(11)	10.9%

*	Under 1% of outstanding shares.
(1)	Includes shares held directly, as well as shares held jointly with family members, shares held in retirement accounts, held in a fiduciary capacity, held by certain of the group members’ families, or held by trusts of which the group member is a trustee or beneficiary, with respect to which shares the group member may be deemed to have sole or shared voting and/or investment powers.
(2)	Includes 800 shares subject to stock options exercisable within 60 days of the record date and 12,921 shares held in the ESOP as of December 31, 2013. Excludes 5,925 shares subject to stock options which are not exercisable within 60 days of the record date.
(3)	Includes 1,250 shares held jointly with Mr. Parent’s spouse and 2,370 shares subject to stock options exercisable within 60 days of the record date. Excludes 3,080 shares subject to stock options which are not exercisable within 60 days of the record date.
(4)	Includes 120 shares subject to stock options exercisable within 60 days of the record date. Excludes 2,630 shares subject to stock options which are not exercisable within 60 days of the record date.
(5)	Includes 14,359 shares held jointly by Mr. Andrew and his spouse, 958 held in a family trust, 2,680 shares held by Mr. Andrew’s spouse, and 120 shares subject to stock options exercisable within 60 days of the record date. Excludes 2,630 shares subject to stock options which are not exercisable within 60 days of the record date.
(6)	Includes 4,969 shares held jointly by Mr. Belter and his spouse. Excludes 3,030 shares subject to stock options which are not exercisable within 60 days of the record date.
(7)	Includes 1,500 shares subject to stock options exercisable within 60 days of the record date. Excludes 3,300 shares subject to stock options which are not exercisable within 60 days of the record date.

(8)	Includes 150 shares subject to stock options exercisable within 60 days of the record date. Excludes 2,675 shares subject to stock options which are not exercisable within 60 days of the record date.
(9)	Includes 3,782 shares held jointly with Mr. Williams’ spouse, 7,113 shares subject to stock options exercisable within 60 days of the record date, and 5,296 shares held in the ESOP as of December 31, 2013. Excludes 7,125 shares subject to stock options which are not exercisable within 60 days of the record date.
(10)	Includes 2,454 shares subject to stock options exercisable within 60 days of the record date and 1,112 shares held in the ESOP as of December 31, 2013. Excludes 5,925 shares subject to stock options which are not exercisable within 60 days of the record date.
(11)	Includes 14,987 shares subject to stock options exercisable within 60 days of the record date, and 19,329 shares held in the ESOP as of December 31, 2013. Excludes 44,210 shares subject to stock options which are not exercisable within 60 days of the record date.

EXPERTS

The consolidated financial statements of Old National incorporated herein by reference to Old National’s Annual Report on Form 10-K for the year ended December 31, 2013, have been audited by Crowe Horwath LLP, independent registered public accounting firm (“Crowe”), as set forth in their report thereon incorporated by reference in this proxy statement and prospectus in reliance upon such report given on the authority of Crowe as experts in accounting and auditing.

The consolidated financial statements of LSB as of and for the two years ended December 31, 2013 included in this proxy statement and prospectus have been audited by BKD LLP, independent registered public accounting firm (“BKD”), as set forth in their report thereon in reliance upon such report given on the authority of BKD as experts in accounting and auditing.

LEGAL MATTERS

Certain matters pertaining to the validity of the Old National common stock to be issued in connection with the Merger will be passed upon by Krieg DeVault LLP, Indianapolis, Indiana. Certain matters pertaining to the federal income tax consequences of the Merger will be passed upon for Old National and LSB by Krieg DeVault LLP.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

Old National

If the Merger is completed, LSB shareholders will become shareholders of Old National following Old National’s 2014 annual meeting. To be included in Old National’s proxy statement and voted on at Old National’s regularly scheduled 2015 annual meeting of shareholders, shareholder proposals must be submitted in writing by February 11, 2015, to Old National’s Secretary, P.O. Box 718, Evansville, Indiana 47705-0718, which date is 120 calendar days before the date of the release of Old National’s proxy statement for 2015. If notice of any other shareholder proposal intended to be presented at the annual meeting is not received by Old National on or before February 11, 2015, the proxy solicited by the Old National board of directors for use in connection with that meeting may confer authority on the proxies to vote in their discretion on such proposal, without any discussion in the Old National proxy statement for that meeting of either the proposal or how such proxies intend to exercise their voting discretion. Any such proposals will be subject to the requirements of the proxy rules and regulations adopted under the Exchange Act. If the date of the 2015 annual meeting is changed, the dates set forth above may change.

Pursuant to Old National’s By-laws, any shareholder wishing to nominate a candidate for director or propose other business at an annual meeting must give Old National written notice not less 120 days before the meeting, and the notice must provide certain other information as described in the By-laws. Copies of the By-laws are available to shareholders free of charge upon request to Old National’s Secretary.

LSB

If the Merger occurs, there will be no LSB annual meeting of shareholders for 2015. In that case, shareholder proposals must be submitted to Old National in accordance with the procedures described above.

If the Merger is not completed, a shareholder proposal submitted for presentation at the Annual Meeting but not for inclusion in LSB’s proxy statement and form of proxy will normally be considered untimely if it is received by LSB later than 90 days prior to April 15, 2015. If, however, the date of the 2015 Annual Meeting is advanced by more than 20 days or delayed more than 60 days from such date, such proposal will be considered timely if it is received by LSB no later than the 90th day prior to such Annual Meeting or the proposal shall be considered untimely on the 10th day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made. If LSB receives notice of the proposal after that time, each proxy that LSB receives will confer upon it the discretionary authority to vote on the proposal in the manner the proxies deem appropriate, even though there is no discussion of the proposal in LSB’s proxy statement for the next Annual Meeting.

Proposals should be sent to the attention of the Secretary of LSB at 101 Main Street, Lafayette, Indiana 47901. All shareholder proposals are subject to the requirements of the proxy rules under the Exchange Act and LSB’s articles of incorporation and by-laws, and Indiana law.

WHERE YOU CAN FIND MORE INFORMATION

Old National and LSB file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information that the companies file at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Old National’s and LSB’s public filings also are available to the public from commercial document retrieval services and on the Internet site maintained by the Securities and Exchange Commission at “http://www.sec.gov.” Shares of Old National common stock are listed on the NASDAQ Global Select Market under the symbol “ONB,” and shares of LSB common stock are quoted on the NASDAQ Global Market under the symbol “LSBI.”

Old National has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the common stock of Old National being offered in the Merger. This proxy statement and prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from the proxy statement and prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, your attention is directed to the registration statement. Statements made in this proxy statement and prospectus concerning the contents of any documents are not necessarily complete, and in each case are qualified in all respects by reference to the copy of the document filed with the Securities and Exchange Commission.

The Securities and Exchange Commission allows Old National to “incorporate by reference” the information filed by Old National with the Securities and Exchange Commission, which means that Old National can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement and prospectus.

Old National incorporates by reference the documents and information listed below:

(1) Annual Report on Form 10-K for the year ended December 31, 2013;

(2) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014;

(3) Current Reports on Form 8-K filed January 8, 2014, January 23, 2014, March 18, 2014, April 11, 2014, May 9, 2014, June 2, 2014, June 4, 2014, and July 14, 2014; and

(4) The description of Old National’s common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on August 14, 2013, including any amendment or report filed with the SEC for the purpose of updating such description.

Old National is also incorporating by reference any filings Old National makes with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act between the date hereof and the date of the special meeting of LSB shareholders; provided, however, that Old National is not incorporating by reference any information furnished, but not filed.

Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this proxy statement and prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement and prospectus.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated by reference. This proxy statement and prospectus is not an offer to sell these securities in any state where the offer and sale of these securities is not permitted. The information in this proxy statement and prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this proxy statement and prospectus is required to be delivered, this proxy statement and prospectus will be supplemented or amended.

All information regarding Old National in this proxy statement and prospectus has been provided by Old National, and all information regarding LSB in this proxy statement and prospectus has been provided by LSB.

Index to Consolidated Financial Statements of

LSB Financial Corp.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

LSB Financial Corp.

Lafayette, Indiana

We have audited the accompanying consolidated balance sheets of LSB Financial Corp. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years ended December 31, 2013 and 2012. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Indianapolis, Indiana

March 14, 2014

Consolidated Balance Sheets

December 31, 2013 and 2012

(Dollars in Thousands, Except Per Share Data)

	2013	2012
Assets
Cash and due from banks	$21,961	$25,643
Short-term investments	2,237	5,778

Cash and cash equivalents	24,198	31,421
Interest bearing time deposits	1,743	1,740
Available-for-sale securities	62,705	28,004
Loans held for sale	657	1,363
Loans, net of allowance for loan losses of $6,348 and $5,900 at December 31, 2013 and 2012, respectively	254,703	280,257
Premises and equipment, net	7,933	7,069
Federal Home Loan Bank stock	3,185	3,185
Bank-owned life insurance	6,745	6,595
Interest receivable and other assets	5,712	4,976

Total assets	$367,581	$364,610

Liabilities and Stockholders’ Equity

Liabilities
Deposits	$314,620	$308,637
Federal Home Loan Bank advances	10,000	15,000
Interest payable and other liabilities	2,234	2,018

Total liabilities	326,854	325,655

Commitments and Contingencies

Stockholders’ Equity
Common stock, $.01 par value; authorized 7,000,000 shares; issued and outstanding 2013 – 1,564,838 shares, 2012 – 1,555,972 shares	15	15
Additional paid-in capital	11,348	11,121
Retained earnings	29,658	27,495
Accumulated other comprehensive income (loss)	(294)	324

Total stockholders’ equity	40,727	38,955

Total liabilities and stockholders’ equity	$367,581	$364,610

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income and Comprehensive Income

December 31, 2013 and 2012

(Dollars in Thousands, Except Per Share Data)

	2013	2012
Interest and Dividend Income
Loans	$12,914	$15,162
Securities
Taxable	600	352
Tax-exempt	210	162
Other	47	44

Total interest and dividend income	13,771	15,720

Interest Expense
Deposits	2,105	2,839
Borrowings	258	386

Total interest expense	2,363	3,225

Net Interest Income	11,408	12,495
Provision for Loan Losses	650	2,100

Net Interest Income After Provision for Loan Losses	10,758	10,395

Non-interest Income
Deposit account service charges and fees	1,204	1,338
Net gains on loan sales	1,337	2,489
Net loss on other real estate owned	(53)	(97)
Debit card fees	598	558
Brokerage fees	267	119
Other	538	359

Total non-interest income	3,891	4,766

Non-interest Expense
Salaries and employee benefits	5,833	6,205
Net occupancy and equipment expense	1,326	1,208
Computer service	606	618
Advertising	437	377
FDIC Insurance	476	481
ATM	289	265
Professional fees	500	500
Other	1,188	1,316

Total non-interest expense	10,655	10,970

Income Before Income Tax	3,994	4,191
Provision for Income Taxes	1,456	1,532

Net Income	$2,538	$2,659

Unrealized appreciation (depreciation) on available-for-sale securities, net of taxes of $(412) and $58 at December 31, 2013 and 2012, respectively	(618)	88

Total comprehensive income	$1,920	$2,747

Basic Earnings Per Share	$1.63	$1.71

Diluted Earnings Per Share	$1.62	$1.70

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders’ Equity

December 31, 2013 and 2012

(Dollars in Thousands, Except Per Share Data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2012	$15	$11,010	$24,913	$236	$36,174
Net income			2,659		2,659
Other comprehensive income				88	88
Stock options exercised (750 shares)		7			7
Tax benefit related to stock options exercised		2			2
Dividends on common stock, $0.05 per share			(77)		(77)
Share-based compensation expense		102			102

Balance, December 31, 2012	15	11,121	27,495	324	38,955
Net income			2,538		2,538
Other comprehensive loss				(618)	(618)
Stock options exercised (8,866 shares)		185			185
Tax benefit related to stock options exercised		3			3
Dividends on common stock, $0.24 per share			(375)		(375)
Share-based compensation expense		39			39

Balance, December 31, 2013	$15	$11,348	$29,658	$(294)	$40,727

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

December 31, 2013 and 2012

(Dollars in Thousands, Except Per Share Data)

	2013	2012
Operating Activities
Net income	$2,538	$2,659
Items not requiring (providing) cash
Depreciation	437	453
Provision for loan losses	650	2,100
Amortization of premiums and discounts on securities	233	155
Deferred income taxes	(227)	(242)
Loss on other real estate owned	53	97
Gain on sale of loans	(1,337)	(2,489)
Loans originated for sale	(43,506)	(80,317)
Proceeds on loans sold	45,272	84,144
Share-based compensation expense	39	102
Changes in
Interest receivable and other assets	(208)	1,377
Interest payable and other liabilities	216	335

Net cash provided by operating activities	4,160	8,374

Investing Activities
Net change in interest-bearing deposits	(3)	(1,740)
Purchases of available-for-sale securities	(37,881)	(19,454)
Proceeds from maturities of available-for-sale securities	1,917	5,282
Net change in loans	24,742	18,797
Proceeds from sale of other real estate owned	347	2,694
Purchase of premises and equipment	(1,301)	(1,376)

Net cash provided by (used in) investing activities	(12,179)	4,203

Financing Activities
Net change in demand deposits, money market, NOW and savings accounts	17,402	12,425
Net change in certificates of deposit	(11,419)	(12,221)
Repayment of Federal Home Loan Bank advances	(5,000)	(3,000)
Proceeds from stock options exercised	184	7
Tax benefits related to stock options purchased	3	2
Dividends paid	(374)	(77)

Net cash provided by (used in) financing activities	796	(2,864)

Increase (Decrease) in Cash and Cash Equivalents	(7,223)	9,713
Cash and Cash Equivalents, Beginning of Year	31,421	21,708

Cash and Cash Equivalents, End of Year	$24,198	$31,421

Supplemental Cash Flows Information
Interest paid	$2,369	$3,235
Income taxes paid	2,110	675

Supplemental Non-Cash Disclosures
Capitalization of mortgage servicing rights	$277	$419
Loans transferred to other real estate owned	162	1,424

See Notes to Consolidated Financial Statements.

Note 1:        Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

LSB Financial Corp. (“Company”) is a thrift holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Lafayette Savings Bank (“Bank”). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Tippecanoe and surrounding counties in Indiana. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, and the Bank’s subsidiary, L.S.B. Service Corporation (“LSBSC”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and fair value of servicing rights and financial instruments. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties. A substantial portion of the loan portfolio is secured by single and multi-family residential mortgages.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to non-interest income. Gains and losses on loan sales are recorded in non-interest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non-interest income upon sale of the loan.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line and accelerated methods over the estimated useful lives of the assets ranging from 3 to 39 years.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Servicing Rights

Servicing rights on originated loans that have been sold are initially recorded at fair value. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value and is recorded through a valuation allowance.

Stock Options

The Company has a stock-based employee compensation plan, which is described more fully in Note 13.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment. With a few exceptions, the Company is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by authorities for years before 2010.

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during each period. Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Note 2:        Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2013 was $2.0 million.

At December 31, 2013, the Company’s interest-bearing cash accounts do not exceed federally insured limits. Additionally, approximately $17.9 million and $1.8 million of cash is held by the Federal Reserve Bank of Chicago and the FHLB of Indianapolis, respectively, which is not federally insured.

Note 3:        Securities

The amortized cost and approximate fair values, together with gross unrealized gains and losses, of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale Securities:
December 31, 2013
U.S. Government sponsored agencies	$28,982	$39	$(417)	$28,604
Mortgage-backed securities-Government sponsored entities	16,704	122	(227)	16,599
Corporate bonds	1,050	13	—	1,063
State and political subdivisions	16,465	172	(198)	16,439

	$63,201	$346	$(842)	$62,705

Available-for-sale Securities:
December 31, 2012
U.S. Government sponsored agencies	$10,639	$83	$(13)	$10,709
Mortgage-backed securities-Government sponsored entities	6,989	209	—	7,198
State and political subdivisions	9,840	271	(14)	10,097

	$27,468	$563	$(27)	$28,004

The amortized cost and fair value of available-for-sale securities at December 31, 2013, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$2,145	$2,148
One to five years	35,808	35,615
Five to ten years	8,544	8,343
After ten years	—	—

	46,497	46,106
Mortgage-backed securities	16,704	16,599

Totals	$63,201	$62,705

The carrying value of securities pledged as collateral was $1.8 million at December 31, 2013, and $2.0 million at December 31, 2012. Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2013 and 2012 was $40.8 million and $5.6 million, which is approximately 65% and 20%, respectively, of the Company’s available-for-sale investment portfolio.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following tables show our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position at December 31, 2013 and 2012.

	2013
	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government sponsored agencies	$21,587	$417	$—	$—	$21,587	$417
Mortgage-backed securities-Government sponsored entities	9,781	226	7	1	9,788	227
State and political subdivisions	9,401	198	—	—	9,401	198

Total temporarily impaired securities	$40,769	$841	$7	$1	$40,776	$842

	2012
	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government sponsored agencies	$3,076	$13	$—	$—	$3,076	$13
State and political subdivisions	2,541	14	—	—	2,541	14

Total temporarily impaired securities	$5,617	$27	$—	$—	$5,617	$27

U.S. Government Agencies

The unrealized losses on the Company’s investments in direct obligations of U.S. government agencies were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2013.

Residential Mortgage-backed Securities

The unrealized losses on the Company’s investment in residential mortgage-backed securities were caused by interest rate increases. The Company expects to recover the amortized cost bases over the term of the securities. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2013.

State and Political Subdivisions

The unrealized losses on the Company’s investments in securities of state and political subdivisions were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2013.

Note 4:        Loans and Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable losses inherent in Lafayette Savings’ loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The strategy also emphasizes diversification on an industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Lafayette Savings’ allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

All loans that are rated substandard and impaired, or are troubled debt restructures, are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Bank. Included in the review of individual loans are those that are impaired as provided in Financial Accounting Standards Board (“FASB”) ASC 310-10. Any allowances for impaired loans are determined by the fair value of the underlying collateral based on the discounted appraised value. Allowances for loans that are not collateral dependent are determined by the present value of expected future cash flows discounted at the loan’s effective interest rate. Historical loss rates are applied to all loans not included in the ASC 310-10 calculation.

Historical loss rates for commercial and consumer loans may be adjusted for significant qualitative factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and non-accrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices, examination results from bank regulatory agencies and Lafayette Savings’ internal loan review.

Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Lafayette Savings’ primary market area for lending is Tippecanoe County, Indiana and to a lesser extent the eight surrounding counties. When evaluating the adequacy of the allowance, consideration is given to this regional geographic concentration and the closely associated effect of changing economic conditions on Lafayette Savings’ customers.

Categories of loans at December 31 include:

	2013	2012
Real Estate
One-to-four family residential	$98,061	$99,216
Multi-family residential	49,866	62,823
Commercial real estate	72,030	82,430
Construction and land development	15,318	14,113
Commercial	11,461	13,290
Consumer and other	1,160	1,131
Home equity lines of credit	16,050	16,421

Total loans	263,946	289,424
Less
Net deferred loan fees, premiums and discounts	(408)	(469)
Undisbursed portion of loans	(2,487)	(2,798)
Allowance for loan losses	(6,348)	(5,900)

Net loans	$254,703	$280,257

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial Real Estate

These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. As a general rule, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner-occupied loans.

Construction

Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based on estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential, Home Equity and Consumer

With respect to residential loans that are secured by one- to four-family residences that are usually owner occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in one- to four-family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Additional information on the allocation of loan loss reserves by loan category, which does not include loans held for sale, for the years ended December 31, 2013 and December 31, 2012 is provided below.

	Allowance for Loan Losses and Recorded Investment in Loans for the Year Ended December 31, 2013
2013	Commercial	Owner Occupied 1-4	Non- owner Occupied 1-4	Multi- family	Commercial Real Estate	Construction		Land	Consumer and Home Equity	Total
Allowance for losses
Beginning balance	$633	$589	$1,022	$1,055	$2,177		$62	$154	$208	$5,900
Provision charged to expense	(77)	236	225	(33)	278		(24)	(40)	85	650
Losses charged off	32	73	327	—	40		—	10	35	517
Recoveries	125	1	125	1	21		—	42	—	315

Ending balance	$649	$753	$1,045	$1,023	$2,436		$38	$146	$258	$6,348

ALL individually evaluated	$5	$13	$30	$—	$749		$—	$1	$—	$798
ALL collectively evaluated	644	740	1,015	1,023	1,687		38	145	258	5,550

Total ALL	$649	$753	$1,045	$1,023	$2,436		$38	$146	258	$6,348

Loans individually evaluated	$1,250	$921	$2,820	$522	$6,703	$—		$779	$90	$13,085
Loans collectively evaluated	10,211	51,098	43,222	49,344	65,327		5,446	9,093	$17,120	250,861

Total loans evaluated	$11,461	$52,019	$46,042	$49,866	$72,030		$5,446	$9,872	$17,210	$263,946

	Allowance for Loan Losses and Recorded Investment in Loans for the Year Ended December 31, 2012
2012	Commercial	Owner Occupied 1-4	Non- owner Occupied 1-4	Multi- family	Commercial Real Estate	Construction	Land	Consumer and Home Equity	Total
Allowance for losses
Beginning balance	$667	$436	$1,330	$646	$1,788	$64	$264	$136	$5,331
Provision charged to expense	421	213	(246)	667	1,156	(2)	(190)	81	2,100
Losses charged off	485	61	83	259	795	—	16	11	1,710
Recoveries	30	1	21	1	28	—	96	2	179

Ending balance	$633	$589	$1,022	$1,055	$2,177	$62	$154	$208	$5,900

ALL individually evaluated	$—	$14	27	$24	$253	$—	$—	$—	$318
ALL collectively evaluated	633	575	995	1,031	1,924	62	154	208	5,582

Total ALL	$633	$589	$1,022	$1,055	$2,177	$62	$154	$208	$5,900

Loans individually evaluated	$49	$1,653	$5,917	$2,891	$6,233	$—	$1,379	$92	$18,214
Loans collectively evaluated	13,241	46,892	44,754	59,932	76,197	8,928	3,806	17,460	271,210

Total loans evaluated	$13,290	$48,545	$50,671	$62,823	$82,430	$8,928	$5,185	$17,552	$289,424

Management’s general practice is to charge down collateral dependent loans individually evaluated for impairment to the fair value of the underlying collateral.

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company’s policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

For all loan portfolio segments except one- to four-family residential properties and consumer, the Company promptly charges-off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges-off one- to four-family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance which provides for the charge-down of one- to four-family first and junior lien mortgages to the net realizable value less costs to sell when the loan is 120 days past due, charge-off of unsecured open-end loans when the loan is 120 days past due, and charge-down to the net realizable value when other secured loans are 120 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off. Charge-offs may be taken sooner than the above-referenced timeframes if circumstances warrant.

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the prior four years. Management believes the four year historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.

We rate all loans by credit quality using the following designations:

GRADE 1 - Pass, superior credit quality

Loans of the highest quality. Financial strength of the borrower (exhibited by extremely low debt-to-income ratios/high debt-service coverage, low loan-to-value ratio, and clean credit history) is such that no loss is anticipated. Probability of serious or rapid deterioration is extremely small.

GRADE 2 - Pass, good credit quality

Loans of good quality. Overall above average credit, with strong capacity to repay (exhibited by higher debt-to-income ratios/lower debt-service coverage than Grade 1, but still better than average levels), sound credit history and employment. Loan-to-value is not as strong as Grade 1, but is greater than Grade 3. Minor loss exposure with the probability of serious financial deterioration unlikely.

GRADE 3 - Pass, low risk

Loans of satisfactory quality. Average quality due to average capacity to repay (exhibited by higher debt-to-income ratios/lower debt-service coverage than Grade 2 but better than levels requiring Loan Committee approval), employment, credit history, loan-to-value ratio, or paying habits. Deterioration possible if adverse factors occur.

GRADE 4 - Pass, acceptable risk

Loans of marginal, but acceptable quality due to below average capacity to repay (exhibited by high debt-to-income ratios/low debt-service coverage), high loan-to-value, or poor paying habits. Deterioration likely if adverse factors occur.

GRADE W-4 - Pass, watch list credit

These loans have the same characteristics as standard Grade 4 loans, with an added significant weakness such as the global debt-service coverage of the borrower being below 1.00. Such loans should have no delinquencies within the previous 12 months.

GRADE 5 - Special Mention

Loans in this classification are in a state of change that could adversely affect paying ability, collateral value or which require monthly monitoring to protect the asset value.

GRADE 6 - Substandard

A substandard asset with a defined weakness. Heavy debt condition, deterioration of collateral, poor paying habits, or conditions present that unless deficiencies are corrected will result in some loss. Loans 90 or more days past due should be automatically included in this grade.

GRADE 7 - Doubtful

Poor quality. Loans in this group are characterized by less than adequate collateral and all of the characteristics of a loan classified as substandard. The possibility of a loss is extremely high, but factors may be underway to minimize the loss or maximize the recovery.

GRADE 8 - Loss

Loans classified loss are considered uncollectible and of such little value that their continuance as an asset is not warranted.

Interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

Subsequent payments on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a non-accrual loan to accrual status.

The following tables provide an analysis of loan quality using the above designations, based on property type at December 31, 2013 and December 31, 2012.

	Loan Quality Analysis as of December 31, 2013
Credit Rating	Commercial	Owner Occupied 1-4	Non-owner Occupied 1-4	Multi- Family	Commercial Real Estate	Construction	Land	Consumer and Home Equity	Total
1 - Superior	$20	$3,703	$427	$—	$98	$—	$139	$1,854	$6,241
2 - Good	1,528	24,965	3,307	1,755	10,784	2,393	1,752	11,419	57,903
3 - Pass Low risk	3,872	16,321	10,896	22,131	16,340	2,806	4,552	3,274	80,192
4 - Pass	3,035	5,088	22,579	19,006	23,604	247	2,239	589	76,387
4W - Watch	860	926	4,518	5,447	12,397	—	85	35	24,268
5 - Special mention	—	274	1,248	1,461	343	—	412	38	3,776
6 - Substandard	2,146	742	3,067	66	8,464	—	693	1	15,179
7 - Doubtful	—	—	—	—	—	—	—	—	—
8 - Loss	—	—	—	—	—	—	—	—	—

Total	$11,461	$52,019	$46,042	$49,866	$72,030	$5,446	$9,872	$17,210	$263,946

	Loan Quality Analysis as of December 31, 2012
Credit Rating	Commercial	Owner Occupied 1-4	Non-owner Occupied 1-4	Multi- Family	Commercial Real Estate	Construction	Land	Consumer and Home Equity	Total
1 - Superior	$27	$3,849	$246	$—	$103	$667	$193	$1,787	$6,872
2 - Good	3,061	20,104	4,299	7,661	10,924	1,123	172	11,311	58,655
3 - Pass Low risk	7,982	16,459	12,625	31,281	31,853	5,383	286	3,374	109,243
4 - Pass	1,689	6,221	24,623	18,010	22,993	1,755	1,387	1,078	77,756
4W - Watch	186	746	2,894	2,954	5,014	—	1,769	—	13,563
5 - Special mention	296	—	2,535	2,139	4,658	—	—	—	9,628
6 - Substandard	49	1,166	3,449	778	6,885	—	1,378	2	13,707
7 - Doubtful	—	—	—	—	—	—	—	—	—
8 - Loss	—	—	—	—	—	—	—	—	—

Total	$13,290	$48,545	$50,671	$62,823	$82,430	$8,928	$5,185	$17,552	$289,424

Analyses of past due loans segregated by loan type as of December 31, 2013 and December 31, 2012 are provided below.

	Loan Portfolio Aging Analysis as of December 31, 2013
	30-59 Days	60-89 Days	Over 90 Days	Total Past Due	Current	Total Loans	Under 90 Days and Not Accruing	Total 90 Days and Accruing
Commercial	$—	$140	$—	$140	$11,321	$11,461	$—	$—
Owner occupied 1-4	84	—	—	84	51,935	52,019	553	—
Non-owner occupied 1-4	362	183	1,152	1,697	44,345	46,042	554	—
Multi-family	—	65	—	65	49,801	49,866	65	—
Commercial real estate	—	—	111	111	71,919	72,030	16	—
Construction	—	—	—	—	5,446	5,446	—	—
Land	35	—	121	156	9,716	9,872	—	—
Consumer and home equity	2	—	—	2	17,208	17,210	—	—

Total	$483	$388	$1,384	$2,255	$261,691	$263,946	$1,188	$—

	Loan Portfolio Aging Analysis as of December 31, 2012
	30-59 Days	60-89 Days	Over 90 Days	Total Past Due	Current	Total Loans	Under 90 Days and Not Accruing	Total 90 Days and Accruing
Commercial	$—	$—	$49	$49	$13,241	$13,290	$—	$—
Owner occupied 1-4	184	406	107	697	47,848	48,545	862	—
Non-owner occupied 1-4	291	216	2,124	2,631	48,040	50,671	543	—
Multi-family	700	78	—	778	62,045	62,823	76	—
Commercial real estate	—	—	487	487	81,943	82,430	815	—
Construction	—	—	—	—	8,928	8,928	—	—
Land	—	79	140	219	4,966	5,185	1,238	—
Consumer and home equity	1	2	—	3	17,549	17,552	2	—

Total	$1,176	$781	$2,907	$4,864	$284,560	$289,424	$3,536	$—

Impaired loans are those for which we believe it is probable that we will not collect all principal and interest due in accordance with the original terms of the loan agreement. The following tables present impaired loans and interest recognized on them for the years ended December 31, 2013 and December 31, 2012.

	Impaired Loans as of and for the Year Ended December 31, 2013
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Impaired Loans	Interest Income Recognized
Loans without a specific valuation allowance
Commercial	$—	$—	$—	$—	$—
Owner occupied 1-4	793	922	—	1,089	28
Non-owner occupied 1-4	2,543	3,264	—	4,340	241
Multi-family	522	541	—	1,346	101
Commercial real estate	2,452	2,646	—	3,478	310
Construction	—	—	—	—	—
Land	694	959	—	719	—
Consumer and home equity	90	91	—	100	5

Total loans without a specific valuation allowance	7,094	8,423	—	11,072	685

Loans with a specific valuation allowance
Commercial	1,250	1,250	5	313	12
Owner occupied 1-4	128	132	13	128	4
Non-owner occupied 1-4	277	277	30	283	2
Multi-family	—	—	—	—	—
Commercial real estate	4,251	3,769	749	2,952	347
Construction	—	—	—	—	—
Land	85	85	1	71	2
Consumer and home equity	—	—	—	—	—

Total loans with a specific valuation allowance	5,991	5,513	798	3,747	367

Total
Commercial	1,250	1,250	5	313	12
Owner occupied 1-4	921	1,054	13	1,217	32
Non-owner occupied 1-4	2,820	3,541	30	4,623	243
Multi-family	522	541	—	1,346	101
Commercial real estate	6,703	6,415	749	6,430	657
Construction	—	—	—	—	—
Land	779	1,044	1	790	2
Consumer and home equity	90	91	—	100	5

Total impaired loans	$13,085	$13,936	$798	$14,819	$1,052

	Impaired Loans as of and for the Year Ended December 31, 2012
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Impaired Loans	Interest Income Recognized
Loans without a specific valuation allowance
Commercial	$49	$521	$—	$568	$35
Owner occupied 1-4	1,421	1,535	—	1,434	65
Non-owner occupied 1-4	5,636	5,990	—	6,485	273
Multi-family	2,813	2,865	—	3,032	151
Commercial real estate	4,667	5,720	—	8,275	260
Construction	—	—	—	—	—
Land	1,379	1,615	—	1,566	25
Consumer and home equity	92	114	—	160	11

Total loans without a specific valuation allowance	16,057	18,360	—	21,520	820

Loans with a specific valuation allowance
Commercial	—	—	—	143	2
Owner occupied 1-4	232	240	14	160	8
Non-owner occupied 1-4	281	281	27	295	1
Multi-family	78	83	24	16	—
Commercial real estate	1,566	1,567	253	1,612	48
Construction	—	—	—	—	—
Land	—	—	—	—	—
Consumer and home equity	—	—	—	1	1

Total loans with a specific valuation allowance	2,157	2,171	318	2,227	60

Total
Commercial	49	521	—	711	37
Owner occupied 1-4	1,653	1,775	14	1,594	73
Non-owner occupied 1-4	5,917	6,271	27	6,780	274
Multi-family	2,891	2,948	24	3,048	151
Commercial real estate	6,233	7,287	253	9,887	308
Construction	—	—	—	—	—
Land	1,379	1,615	—	1,566	25
Consumer and home equity	92	114	—	161	12

Total impaired loans	$18,214	$20,531	$318	$23,747	$880

All loans rated substandard that have had an impairment allocated to them and all troubled debt restructures are considered impaired. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (both principal and interest) according to contractual terms of the loan agreement. Loans that are considered impaired are reviewed to determine if a specific allowance is required based on the borrower’s financial condition, resources and payment record, support from guarantors and the realizable value of any collateral. As a practical expedient, the Bank will typically use the collateral fair market value method to determine impairments unless circumstances preclude its use. In this method, any portion of the investment above the current fair market value of the collateral should be identified as an impairment. Fair market value is determined using a current appraisal or evaluation in compliance with federal appraisal regulations.

The following table gives a breakdown of non-accruing loans by loan class at December 31, 2013 and December 31, 2012.

	2013	2012
Commercial	$—	$49
Owner occupied 1-4	553	969
Non-owner occupied 1-4	1,706	2,667
Multi-family	66	76
Commercial real estate	126	1,302
Land	121	1,378
Consumer and home equity	—	2

Total	$2,572	$6,443

Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest subsequently received on such loans is accounted for by using the cost-recovery basis for commercial loans and the cash-basis for retail loans until qualifying for return to accrual status.

Loans to related parties at December 31, 2013 totaled $2.6 million. Loans to related parties at December 31, 2012 of $3.1 million were reduced by paydowns of $625,000 and increased by new debt of $18,000.

The following tables present information regarding troubled debt restructurings by class for the years ended December 31, 2013 and 2012.

Troubled Debt Restructurings for Year Ended December 31, 2013

	Number of Loans	Pre-Modification Recorded Balance	Post-Modification Recorded Balance	Type of Modification
Commercial	1	$1,250	$1,250	Term

Owner occupied 1-4	1	38	38	Below market rate
Non-owner occupied 1-4	7	1,519	1,246	A/B loan, payment adjustment, term
Multi-family	1	35	35	Rate
Commercial Real Estate	2	1,274	1,256	Rate, term
Construction	—	—	—
Land	1	95	95	Rate, term
Consumer and home equity	1	29	29	Term

Total	14	$4,240	$3,949

Troubled Debt Restructurings for Year Ended December 31, 2012

	Number of Loans	Pre-Modification Recorded Balance	Post-Modification Recorded Balance	Type of Modification
Commercial	1	$245	$245	Term

Owner occupied 1-4	3	239	239	Rate, high loan-to-value
Non-owner occupied 1-4	—	—	—
Multi-family	—	—	—
Commercial Real Estate	2	1,889	1,430	A/B loan, payment adjustment
Construction	—	—	—
Land	—	—	—
Consumer and home equity	—	—	—

Total	6	$2,373	$1,914

No troubled debt restructurings modified in the past 12 months have subsequently defaulted. As of December 31, 2013, borrowers with loans designated as troubled debt restructures and totaling $6.8 million, met the criteria for placement back on accrual status. These criteria are a minimum of six months payment performance under existing or modified terms.

Note 5:        Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2013	2012
Land	$1,681	$1,681
Buildings and improvements	8,552	7,569
Equipment	3,811	3,493

	14,044	12,743
Less accumulated depreciation	(6,111)	(5,674)

Net premises and equipment	$7,933	$7,069

Note 6:        Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $131.1 million and $123.2 million at December 31, 2013 and 2012, respectively.

The following summarizes the activity pertaining to mortgage servicing rights measured using the amortization method. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value of the mortgage servicing rights. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.

	2013	2012
Mortgage servicing rights
Balance, beginning of year	$983	$962
Additions	277	419
Amortization of servicing rights	(173)	(398)

Balance, end of year	$1,087	$983

	2013	2012
Fair value, beginning of period	$1,184	$983
Fair value, end of period	1,513	1,184

Note 7:        Deposits

Deposits at year-end are summarized as follows:

	2013		2012
	Amount	Percent	Amount	Percent
Non-interest-bearing deposits	$33,488	10.64%	$30,879	10.00%
NOW accounts	120,752	38.38	107,859	34.95
Savings accounts	30,866	9.81	28,966	9.39

	185,106	58.83	167,704	54.34

Certificates of deposit
0.00% to 1.99%	94,948	30.18	94,506	30.62
2.00% to 3.99%	33,367	10.61	42,802	13.87
4.00% to 5.99%	1,199	0.38	3,620	1.17
6.00% to 7.99%	—	—	5	—

	129,514	41.17	140,933	45.66

	$314,620	100.00%	$308,637	100.00%

At December 31, 2013, scheduled maturities of certificates of deposit are as follows:

2014	$77,716
2015	30,829
2016	9,249
2017	5,805
2018	5,915

$129,514

Time deposits of $100,000 or more, including brokered deposits, were $68.4 million and $69.2 million at December 31, 2013 and 2012, respectively.

Deposits from related parties held by the Company at December 31, 2013 and 2012 totaled $1.7 million and $2.0 million, respectively.

Brokered deposits totaled approximately $13.7 million at both December 31, 2013 and 2012.

Note 8:        Federal Home Loan Bank Advances

Federal Home Loan Bank advances totaled $10.0 million and $15.0 million at December 31, 2013 and 2012, respectively. At December 31, 2013, the advances range in interest rates from 1.84% to 3.13% and are secured by blanket mortgage loan collateral totaling $110 million.

Aggregate annual maturities of the advances at December 31, 2013, are:

2014	$—
2015	3,000
2016	7,000
2017	—

$10,000

Note 9:        Income Taxes

The provision for income taxes includes these components:

	2013	2012
Taxes currently payable	$1,683	$1,774
Deferred income taxes	(227)	(242)

Income tax expense	$1,456	$1,532

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2013	2012
Computed at the statutory rate (34%)	$1,358	$1,425
Increase (decrease) resulting from
Tax exempt interest	(67)	(51)
State income taxes	193	195
Other	(28)	(37)

Actual tax expense	$1,456	$1,532

The tax effects of temporary differences related to deferred taxes were:

	2013	2012
Deferred tax assets
Allowance for loan losses	$2,632	$2,382
Non-accrual loan income	342	350
Unrealized gain on available-for-sale securities	196	—
Other	359	344

	3,529	3,076

Deferred tax liabilities
Depreciation	287	265
Mortgage servicing rights	459	416
FHLB stock dividends	131	132
Unrealized loss on available-for-sale securities	—	212
Other	320	357

	1,197	1,382

Net deferred tax asset	$2,332	$1,694

Retained earnings at December 31, 2013 and 2012 include approximately $1.9 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $737,000 at December 31, 2013 and 2012.

Note 10:        Accumulated Other Comprehensive Income (Loss)

The components of accumulated other income, included in the consolidated statement of stockholder’s equity, are related to unrealized gains in the available-for-sale investment portfolio. Net unrealized gains (losses) as of December 31, 2013 and 2012 were approximately ($496,000) and $536,000, with related deferred income tax expense (benefit) of approximately ($196,000) and $212,000, respectively.

Note 11:        Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. As discussed in the Regulation section of this Annual Report on Form 10-K, the Federal Reserve has released new rules that will increase the capital adequacy standards over the next few years and change the regulatory framework for prompt corrective action.

The current quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2013 and 2012 that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2013, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table. The tables include capital amounts and ratios reported in the periodic Call Reports required by the OCC.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2013
Total risk-based capital (to risk-weighted assets)	$43,604	17.4%	$20,054	8.0%	$25,067	10.0%
Tier I capital (to risk-weighted assets)	40,431	16.1	10,027	4.0	15,040	6.0
Tier I capital (to adjusted total assets)	40,431	11.0	11,048	3.0	18,413	5.0

As of December 31, 2012
Total risk-based capital (to risk-weighted assets)	$41,400	16.0%	$20,694	8.0%	$25,868	10.0%
Tier I capital (to risk-weighted assets)	38,134	14.7	10,347	4.0	15,521	6.0
Tier I capital (to adjusted total assets)	38,134	10.5	10,928	3.0	18,213	5.0

The Bank and the Company are subject to certain restrictions on the amount of dividends that each may declare without prior regulatory approval. At December 31, 2013, regulatory action was required for all dividend declarations.

In 1995, when the Company converted from a mutual to a stock institution, a “liquidation account” was established at $8.1 million, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reduction to the extent they have reduced their deposits, would receive a distribution from this account if the Bank liquidated. Dividends may not reduce shareholders’ equity below the required liquidation account balance.

Note 12:        Employee Benefits

The Bank maintains an ESOP, which purchased 8% of the stock offered in the conversion of the Company from a mutual to a stock institution. All shares in the ESOP have been allocated to participants in prior years. Dividends paid on allocated shares are charged to retained earnings.

There was no ESOP expense recorded for 2013 and 2012.

	2013	2012
ESOP shares allocated	78,334	95,680

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to 100% of their compensation with the Company matching 100% of the employee’s contribution on the first 4% of the employee’s compensation. Employer contributions charged to expense for 2013 and 2012 were $99,000 and $127,000, respectively.

Note 13:        Stock Option Plans

The Company’s original Incentive Stock Option Plan (the “1995 Plan”), which was shareholder approved, permitted the grant of stock options to its directors, officers and other key employees. The 1995 Plan authorized the grant of options for up to 238,050 shares of the Company’s common stock which generally vest at a rate of 20 percent a year and have a 10-year contractual life. At December 31, 2013, 10,610 shares from the 1995 Plan were outstanding. The Company’s 2007 Incentive Stock Option Plan (“2007 Plan”), which is shareholder approved, also permits the grant of stock options to its directors, officers and other key employees. The 2007 Plan authorized the grant of options for up to 81,000 shares of the Company’s common stock, which generally vest at a rate of 20 percent a year and have a 10-year contractual term. At December 31, 2013, 32,315 shares from the 2007 Plan were outstanding. The Company believes that such awards better align the interests of its directors and employees with those of its shareholders. Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the 1995 and 2007 Plans). The Company issues shares from its authorized shares to satisfy option exercises. There were no options granted under the 2007 Plan during 2013.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company’s stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted represents the period of time that options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The discount rate for post-vesting restrictions is estimated based on the Company’s credit-adjusted risk-free rate of return.

No option awards were granted in 2013.

A summary of option activity under the 1995 and 2007 Plans as of December 31, 2013, and changes during the year then ended, is presented below:

	2013
	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	64,183	$18.58
Granted	0
Exercised	(8,866)	20.83
Forfeited	(12,392)	18.68

Outstanding, end of year	42,925	$18.36	6.27 years	$131

Exercisable, end of year	18,722	$20.12	2.48 years	$70

The weighted-average grant-date fair value of options granted during 2012 was $672,000. There were no options granted during the year 2013. The total intrinsic value of options exercised during the years ended December 31, 2012 and 2013 was $5,000 and $45,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2012 and 2013 was $7,000 and $184,000, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $2,000 and $3,000, respectively, for the years ended December 31, 2012 and 2013.

There were 12,392 options forfeited in 2013. There were 2,000 options forfeited or expired during the year ended December 31, 2012.

As of December 31, 2013, there was $63,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of four years.

Note 14:        Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2013
	Income	Weighted- Average Shares	Per Share Amount
Net income	$2,538	1,558,729
Basic earnings per share
Income available to common stockholders			$1.63

Effect of dilutive securities
Stock options		6,867

Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,538	1,565,596	$1.62

There were no options outstanding at December 31, 2013 that were considered anti-dilutive.

	Year Ended December 31, 2012
	Income	Weighted- Average Shares	Per Share Amount
Net income	$2,659	1,555,810
Basic earnings per share
Income available to common stockholders			$1.71

Effect of dilutive securities
Stock options		5,685

Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,659	1,561,495	$1.70

There were 25,866 options outstanding at December 31, 2012 that were considered anti-dilutive.

Note 15:        Disclosures About Fair Value of Financial Instruments

ASC Topic 820-10, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Recurring Measurements

The following table presents the fair value measurement of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 and 2012:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2013
Available-for-sale securities
U.S. government-sponsored agencies	$28,604	$—	$28,604	$—
Mortgage-backed securities	16,599	—	16,599	—
Corporate bonds	1,063	—	1,063	—
State and political subdivision securities	16,439	—	16,439	—

Totals	$62,705	$—	$62,705	$—

December 31, 2012
Available-for-sale securities
U.S. government-sponsored agencies	$10,709	$—	$10,709	$—
Mortgage-backed securities	7,198	—	7,198	—
State and political subdivision securities	10,097	—	10,097	—

Totals	$28,004	$—	$28,004	$—

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Nonrecurring Measurements

The following table presents the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 and 2012:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral-dependent impaired loans
December 31, 2013	$3,637	$—	$—	$3,637
December 31, 2012	$527	$—	$—	$527

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of those assets pursuant to the valuation hierarchy.

Collateral-Dependent Impaired Loans, Net of Allowance for Loan and Lease Losses

The estimated fair value of collateral-dependent impaired loans is based on the appraised fair value of the collateral, less estimated cost to sell. Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy.

The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by the office of the Company’s Controller. Appraisals are reviewed for accuracy and consistency by the Controller’s office. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by the Controller’s office by comparison to historical results.

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in nonrecurring Level 3 fair value measurements at December 31, 2013 and 2012:

	Value at 12/31/2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral-dependent impaired loans	$3,637	Market comparable properties	Marketability discount	10%-20%

	Value at 12/31/2012	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral-dependent impaired loans	$527	Market comparable properties	Marketability discount	10%

Fair Value of Financial Instruments

The following table presents estimated fair values of the Company’s financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 and December 31, 2012.

		Fair Value Measurements Using
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	In thousands
December 31, 2013:
Financial assets
Cash and cash equivalents	$24,198	$24,198	$—	$—
Interest bearing time deposits	1,743	—	1,743	—
Loans held for sale	657	—	657	—
Loans, net of allowance for losses	254,703	—	—	265,715
Federal Home Loan Bank stock	3,185	—	3,185	—
Mortgage servicing rights	1,087	—	—	1,513
Accrued interest receivable	1,114	—	1,114	—

Financial liabilities
Transaction and savings deposits	185,106	185,106	—	—
Time Deposits	129,514	—	—	130,892
Federal Home Loan Bank advances	10,000	—	10,289	—
Accrued interest payable	34	—	34	—

December 31, 2012:
Financial assets
Cash and cash equivalents	$31,421	$31,421	$—	$—
Interest bearing time deposits	1,740	—	1,740	—
Loans held for sale	1,363	—	1,363	—
Loans, net of allowance for losses	280,257	—	—	299,010
Federal Home Loan Bank stock	3,185	—	3,185	—
Mortgage servicing rights	983	—	—	1,184
Accrued interest receivable	1,133	—	1,133	—

Financial liabilities
Transaction and savings deposits	167,704	167,704	—	—
Time Deposits	140,933	—	—	143,181
Federal Home Loan Bank advances	15,000	—	15,515	—
Accrued interest payable	40	—	40	—

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying consolidated balance sheets at amounts other than fair value.

Cash and Cash Equivalents and Interest-Bearing Time Deposits

The carrying amount approximates fair value.

Loans Held For Sale

The carrying amount approximates fair value due to the insignificant time between origination and date of sale. The carrying amount is the amount funded and accrued interest.

Loans

Fair value is estimated by discounting the future cash flows using the market rates at which similar notes would be made to borrowers with similar credit ratings and for the same remaining maturities. The market rates used are based on current rates the Bank would impose for similar loans and reflect a market participant assumption about risks associated with non-performance, illiquidity, and the structure and term of the loans along with local economic and market conditions.

Federal Home Loan Bank Stock

Fair value is estimated at book value due to restrictions that limit the sale or transfer of such securities.

Accrued Interest Receivable and Payable

The carrying amount approximates fair value. The carrying amount is determined using the interest rate, balance and last payment date.

Deposits

Fair value of term deposits is estimated by discounting the future cash flows using rates of similar deposits with similar maturities. The market rates used were obtained from a knowledgeable independent third party and reviewed by the Company. The rates were the average of current rates offered by local competitors of the Bank.

The estimated fair value of demand, NOW, savings and money market deposits is the book value since rates are regularly adjusted to market rates and amounts are payable on demand at the reporting date.

Federal Home Loan Bank Advances

Fair value is estimated by discounting the future cash flows using rates of similar advances with similar maturities. These rates were obtained from current rates offered by FHLB.

Commitments to Originate Loans, Forward Sale Commitments, Letters of Credit and Lines of Credit

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of commitments to sell securities is estimated based on current market prices for securities of similar terms and credit quality.

The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The fair value of commitments was not material at December 31, 2013 and 2012.

Note 16:        Commitments and Contingent Liabilities

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

At year-end, these financial instruments are summarized as follows:

	2013	2012
Commitments to extend credit
Fixed rate	$5,592	$9,062
Variable rate	—	227
Unused portions of lines of credit	23,956	26,968
Letters of credit	144	49

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 2013, the fixed rate loan commitments were at rates ranging from 3.38% to 4.88%. Unused portions of lines of credit include balances available on commercial and home equity loans and are variable rate.

Note 17:        Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	December 31
	2013	2012
Assets
Cash	$339	$223
Securities available-for-sale	—	110
Investment in the Bank	40,245	38,556
Other assets	143	66

Total assets	$40,727	$38,955

Liabilities	$—	$—

Stockholders’ Equity	40,727	38,955

Total liabilities and stockholders’ equity	$40,727	$38,955

Condensed Statements of Income and Comprehensive Income

	Years Ending December 31
	2013	2012
Income
Dividends from the Bank	$400	$155
Other income	—	7

Total income	400	162
Expenses	(216)	(211)

Income (Loss) Before Income Tax and Equity in Undistributed Net Income (Loss) of Bank Subsidiary	184	(49)
Income Tax Benefit	85	82

Income Before Equity in Undistributed Income of Bank Subsidiary	269	33
Equity in Undistributed Income of Bank Subsidiary	2,269	2,626

Net Income	$2,538	$2,659

Comprehensive Income	$1,920	$2,747

Condensed Statements of Cash Flows

	Years Ending December 31
	2013	2012
Operating Activities
Net income	$2,538	$2,659
Equity in undistributed income of the Bank	(2,269)	(2,626)
Change in other assets	(76)	15

Net cash provided by operating activities	193	48
Investing Activity – proceeds from paydowns of securities	110	18

Financing Activity
Dividends paid	(374)	(77)
Stock options exercised	184	7
Tax benefit of stock options exercised	3	2

Net cash used in financing activities	(187)	(68)

Net Change in Cash	116	(2)
Cash at Beginning of Year	223	225

Cash at End of Year	$339	$223

Note 18:        Recent Accounting Pronouncements

In January 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-04, “Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure,” to reduce diversity by clarifying when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Adoption of the ASU is not expected to have a significant effect on the Company’s consolidated financial statements.

In January 2014, the FASB issued ASU 2014-01, “Accounting for Investments in Qualified Affordable Housing Projects,” to permit entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. The ASU modifies the conditions that an entity must meet to be eligible to use a method other than the equity or cost methods to account for qualified affordable housing project investments. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Adoption of the ASU is not expected to have a significant effect on the Company’s consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” to require presentation in the financial statements of an unrecognized tax benefit or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss (NOL) carryforward, a similar tax loss, or a tax credit carryforward, except as follows. When an NOL carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or when the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Adoption of the ASU is not expected to have a significant effect on the Company’s consolidated financial statements.

Consolidated Condensed Balance Sheets

(Dollars in Thousands, Except Per Share Data)

	March 31, 2014	December 31, 2013
	(unaudited)
Assets
Cash and due from banks	$17,286	$21,961
Interest-bearing deposits	5,533	2,237

Cash and cash equivalents	22,819	24,198
Interest-bearing time deposits	1,247	1,743
Available-for-sale securities	62,232	62,705
Loans held for sale	1,547	657
Total loans	260,643	261,051
Less: Allowance for loan losses	(6,394)	(6,348)

Net loans	254,249	254,703
Premises and equipment, net	8,179	7,933
Federal Home Loan Bank stock, at cost	3,185	3,185
Bank-owned life insurance	6,781	6,745
Interest receivable and other assets	5,841	5,712

Total assets	$366,080	$367,581

Liabilities and Shareholders’ Equity
Liabilities
Deposits	$312,219	$314,620
Federal Home Loan Bank advances	10,000	10,000
Interest payable and other liabilities	2,578	2,234

Total liabilities	324,797	326,854

Commitments and Contingencies

Shareholders’ Equity
Common stock, $.01 par value
Authorized – 7,000,000 shares Issued and outstanding 2014 – 1,566,904 shares 2013 – 1,564,838 shares,	15	15
Additional paid-in-capital	11,405	11,348
Retained earnings	30,038	29,658
Accumulated other comprehensive loss	(175)	(294)

Total shareholders’ equity	41,283	40,727

Total liabilities and shareholders’ equity	$366,080	$367,581

See notes to consolidated condensed financial statements.

Consolidated Condensed Statements of Income and Comprehensive Income

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

	Three months ended March 31,
	2014	2013
Interest and Dividend Income
Loans	$2,939	$3,477
Securities
Taxable	237	104
Tax-exempt	62	45
Other	6	16

Total interest and dividend income	3,244	3,642

Interest Expense
Deposits	436	569
Borrowings	59	78

Total interest expense	495	647

Net Interest Income	2,749	2,995

Provision for Loan Losses	—	400

Net Interest Income After Provision for Loan Losses	2,749	2,595

Non-interest Income
Deposit account service charges and fees	264	272
Net gains on loan sales	189	430
Net gain (loss) on other real estate owned	3	(2)
Debit card fees	142	141
Brokerage fees	36	133
Other	156	144

Total non-interest income	790	1,118

Non-Interest Expense
Salaries and employee benefits	1,496	1,527
Net occupancy and equipment expense	405	319
Computer service	154	142
Advertising	80	115
FDIC insurance premiums	115	116
ATM	76	73
Professional fees	137	119
Other	275	264

Total non-interest expense	2,738	2,675

Income Before Income Taxes	801	1,038
Provision for Income Taxes	281	385

Net Income	520	653
Unrealized appreciation on available-for-sale securities net of taxes of $80 and $7, for 2014 and 2013, respectively	119	11

Comprehensive income	$639	$664

Basic Earnings Per Share	$0.33	$0.42

Diluted Earnings Per Share	$0.33	$0.42

Dividends Declared Per Share	$0.09	$0.05

See notes to consolidated condensed financial statements.

Consolidated Condensed Statements of Changes in Shareholders’ Equity

For the Three Months Ended March 31, 2014 and 2013

(Dollars in thousands, except per share data)

(Unaudited)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2013	$15	$11,121	$27,495	$324	$38,955
Net income			653		653
Other comprehensive income				11	11
Stock options exercised (810 shares)		9			9
Tax benefit related to stock options exercised		3			3
Dividends on common stock, $0.05 per share			(78)		(78)
Share-based compensation expense		1			1

Balance, March 31, 2013	$15	$11,134	$28,070	$335	$39,554

Balance, January 1, 2014	$15	$11,348	$29,658	$(294)	$40,727
Net income			520		520
Other comprehensive income				119	119
Stock options exercised (2,066 shares)		21			21
Tax benefit related to stock options exercised		5			5
Dividends on common stock, $0.09 per share			(140)		(140)
Share-based compensation expense		31			31

Balance, March 31, 2014	$15	$11,405	$30,038	$(175)	$41,283

See notes to consolidated condensed financial statements.

Consolidated Condensed Statements of Cash Flows

(Dollars in thousands)

(Unaudited)

	Three months ended March 31,
	2014	2013
Operating Activities
Net income	$520	$653
Items not requiring (providing) cash
Depreciation	119	111
Provision for loan losses	—	400
Amortization of premiums and discounts on securities	77	53
Gain (loss) on sale of other real estate owned	(3)	2
Gain on sale of loans	(189)	(430)
Loans originated for sale	(4,119)	(12,417)
Proceeds on loans sold	3,418	11,914
Amortization of stock options	31	1
Changes in
Interest receivable and other assets	(26)	(181)
Interest payable and other liabilities	264	255

Net cash provided by operating activities	92	361

Investing Activities
Net change in interest-bearing deposits	497	(7)
Purchases of available-for-sale securities	(2,624)	(10,628)
Proceeds from paydowns and maturities of available-for-sale securities	3,219	598
Net change in loans	278	6,633
Proceeds from sale of other real estate owned	39	254
Purchase of premises and equipment	(365)	(199)

Net cash provided by (used in) investing activities	1,044	(3,349)

Financing Activities
Net change in demand deposits, money market, NOW and savings accounts	4,814	440
Net change in certificates of deposit	(7,215)	280
Repayment of Federal Home Loan Bank advances	—	(5,000)
Proceeds from stock options exercised	21	9
Tax benefits related to stock options exercised	5	3
Dividends paid	(140)	(78)

Net cash used in financing activities	(2,515)	(4,346)

Decrease in Cash and Cash Equivalents	(1,379)	(7,334)
Cash and Cash Equivalents, Beginning of Period	24,198	31,421

Cash and Cash Equivalents, End of Period	$22,819	$24,087

Supplemental Cash Flows Information
Interest paid	$492	$594
Income taxes paid	440	650

Supplemental Non-Cash Disclosures
Capitalization of mortgage servicing rights	32	150
Loans transferred to other real estate owned	176	162

See notes to consolidated condensed financial statements.

Note 1 - General

The financial statements were prepared in accordance with the instructions for Form 10-Q and, therefore, do not include all of the disclosures necessary for a complete presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. These interim financial statements have been prepared on a basis consistent with the annual financial statements and include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position for and at the end of such interim periods. The consolidated condensed balance sheet of LSB Financial Corp. as of December 31, 2013 has been derived from the audited consolidated balance sheet of LSB Financial Corp. as of that date.

Certain information and note disclosures normally included in the Company’s annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K annual report for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission. The results of operations for the periods are not necessarily indicative of the results to be expected for the full year.

Note 2 - Principles of Consolidation

The accompanying financial statements include the accounts of LSB Financial Corp. (“LSB Financial” or the “Company”), its wholly owned subsidiary Lafayette Savings Bank, FSB (“Lafayette Savings” or the “Bank”), and Lafayette Savings’ wholly owned subsidiaries, LSB Service Corporation and Lafayette Insurance and Investments, Inc. All significant intercompany transactions have been eliminated upon consolidation.

Note 3 - Earnings per share

Earnings per share are based upon the weighted average number of shares outstanding during the period. Diluted earnings per share further assume the issuance of any potentially dilutive shares. For the three-month period ended March 31, 2013, 41,257 shares related to stock options outstanding were dilutive and 17,116 were antidilutive. For the three-month period ended March 31, 2014, all 77,981 shares related to stock options outstanding were dilutive. The following table presents information about the number of shares used to compute earnings per share and the results of the computations:

	Three months ended March 31,
	2014	2013
	(Unaudited)
Weighted average shares outstanding	1,565,737	1,556,080
Stock options	8,518	7,584
Shares used to compute diluted earnings per share	1,574,255	1,563,664
Basic earnings per share	$0.33	$0.42
Diluted earnings per share	$0.33	$0.42

Note 4 - Securities

The amortized cost and approximate fair values, together with gross unrealized gains and losses, of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
	(In thousands)
Available-for-sale Securities:
March 31, 2014 (Unaudited)
U.S. Government sponsored agencies	$26,460	$31	$(376)	$26,115
Mortgage-backed securities – government sponsored entities	18,797	127	(171)	18,753
Corporate bonds	1,046	12	—	1,058
State and political subdivisions	16,227	183	(104)	16,306

	$62,530	$353	$(651)	$62,232

Available-for-sale Securities:
December 31, 2013
U.S. Government sponsored agencies	$28,982	$39	$(417)	$28,604
Mortgage-backed securities – government sponsored entities	16,704	122	(227)	16,599
Corporate bonds	1,050	13	—	1,063
State and political subdivisions	16,465	172	(198)	16,439

	$63,201	$346	$(842)	$62,705

The amortized cost and fair value of available-for-sale securities at March 31, 2014, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale
	Amortized Cost	Fair Value
	(Unaudited; In thousands)
Within one year	$1,403	$1,412
One to five years	35,442	35,321
Five to ten years	6,888	6,746
After ten years	—	—

	43,733	43,479
Mortgage-backed securities	18,797	18,753

Totals	$62,530	$62,232

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $1.8 million at March 31, 2014 and at December 31, 2013. Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at March 31, 2014 and December 31, 2013 was $43.1 million and $40.8 million, which is approximately 69% and 65%, respectively, of the Company’s available-for-sale investment portfolio.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position at March 31, 2014 and December 31, 2013.

	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
March 31, 2014 (Unaudited)
U.S. Government sponsored agencies	$20,626	$376	$—	$—	$20,626	$376
Mortgage-backed securities–government sponsored entities	16,162	171	—	—	16,162	171
State and political subdivisions	6,300	104	—	—	6,300	104

Total temporarily impaired securities	$43,088	$651	$—	$—	$43,088	$651

December 31, 2013
U.S. Government sponsored agencies	$21,587	$417	$—	$—	$21,587	$417
Mortgage-backed securities–government sponsored entities	9,781	226	7	1	9,788	227
State and political subdivisions	9,401	198	—	—	9,401	198

Total temporarily impaired securities	$40,769	$841	$7	$1	$40,776	$842

U.S. Government Agencies

The unrealized losses on the Company’s investments in direct obligations of U.S. government agencies were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at March 31, 2014.

Residential Mortgage-backed Securities

The unrealized losses on the Company’s investment in residential mortgage-backed securities were caused by interest rate increases. The Company expects to recover the amortized cost bases over the term of the securities. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at March 31, 2014.

State and Political Subdivisions

The unrealized losses on the Company’s investments in securities of state and political subdivisions were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at March 31, 2014.

Note 5 - Loans and Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable losses inherent in Lafayette Savings’ loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The strategy also emphasizes diversification on an industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Lafayette Savings’ allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

All loans that are rated substandard and impaired, or are troubled debt restructures, are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Bank. Included in the review of individual loans are those that are impaired as provided in Financial Accounting Standards Board (“FASB”) ASC 310-10. Any allowances for impaired loans are determined by the fair value of the underlying collateral based on the discounted appraised value. Allowances for loans that are not collateral dependent are determined by the present value of expected future cash flows discounted at the loan’s effective interest rate. Historical loss rates are applied to all loans not included in the ASC 310-10 calculation.

Historical loss rates for commercial and consumer loans may be adjusted for significant qualitative factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and non-accrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices, examination results from bank regulatory agencies and Lafayette Savings’ internal loan review.

Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Lafayette Savings’ primary market area for lending is Tippecanoe County, Indiana and to a lesser extent the eight surrounding counties. When evaluating the adequacy of the allowance, consideration is given to this regional geographic concentration and the closely associated effect of changing economic conditions on Lafayette Savings’ customers.

Categories of loans include:

	March 31, 2014 (Unaudited)	December 31, 2013
	(In thousands)
Real Estate
One- to four-family residential	$97,978	$98,061
Multi-family residential	49,904	49,866
Commercial real estate	73,244	72,030
Construction and land development	16,117	15,318
Commercial	10,121	11,461
Consumer and other	1,114	1,160
Home equity lines of credit	16,174	16,050

Total loans	264,652	263,946
Less
Net deferred loan fees, premiums and discounts	(434)	(408)
Undisbursed portion of loans	(3,575)	(2,487)
Allowance for loan losses	(6,394)	(6,348)

Net loans	$254,249	$254,703

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial Real Estate

These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. As a general rule, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans.

Construction

Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based on estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential, Home Equity and Consumer

With respect to residential loans that are secured by one- to four-family residences that are usually owner occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in one- to four-family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Additional information on the allocation of loan loss reserves by loan category, which does not include loans held for sale, for the three-month periods ended March 31, 2014 and March 31, 2013 and for the year ended December 31, 2013 is provided below.

Allowance for Loan Losses and Recorded Investment in Loans for the Three Months Ended March 31, 2014
Three Months Ended March 31, 2014	Commercial	Owner Occupied 1-4	Non-owner Occupied 1-4	Multi- family	Commercial Real Estate	Construction	Land	Consumer and Home Equity	Total
			(Unaudited; In thousands)
Allowance for losses
Beginning balance	$649	$753	$1,045	$1,023	$2,436	$38	$146	$258	$6,348
Provision charged to expense	(131)	19	(10)	88	129	6	(101)	—	—
Losses charged off	—	—	21	—	75	—	—	—	96
Recoveries	17	—	55	1	4	—	65	—	142

Ending balance	$535	$772	$1,069	$1,112	$2,494	$44	$110	$258	$6,394

ALL individually evaluated	$59	$9	$89	$65	$693	$—	$1	$—	$916
ALL collectively evaluated	476	763	980	1,047	1,801	44	109	258	5,478

Total ALL	$535	$772	$1,069	$1,112	$2,494	$44	$110	$258	$6,394

Loans individually evaluated	$1,191	$906	$2,810	$766	$6,617	$—	$575	$90	$12,955
Loans collectively evaluated	8,930	51,982	42,280	49,138	66,627	7,220	8,322	17,198	251,697

Total loans evaluated	$10,121	$52,888	$45,090	$49,904	$73,244	$7,220	$8,897	$17,288	$264,652

Allowance for Loan Losses and Recorded Investment in Loans for the Three Months Ended March 31, 2013
Three Months Ended March 31, 2013	Commercial	Owner Occupied 1-4	Non-owner Occupied 1-4	Multi- family	Commercial Real Estate	Construction	Land	Consumer and Home Equity	Total
			(Unaudited; In thousands)
Allowance for losses
Beginning balance	$633	$589	$1,022	$1,055	$2,177	$62	$154	$208	$5,900
Provision charged to expense	239	(64)	212	(74)	9	(20)	129	(31)	400
Losses charged off	(29)	—	(241)	—	(51)	—	—	—	(321)
Recoveries	16	—	60	—	—	—	7	—	83

Ending balance	$859	$525	$1,053	$981	$2,135	$42	$290	$177	$6,062

ALL individually evaluated	$—	$12	$23	$19	$243	$—	$—	$—	$297
ALL collectively evaluated	859	513	1,030	962	1,892	42	290	177	5,765

Total ALL	$859	$525	$1,053	$981	$2,135	$42	$290	$177	$6,062

Loans individually evaluated	$20	$1,682	$5,931	$2,173	$4,131	$—	$734	$91	$14,762
Loans collectively evaluated	13,933	45,476	43,869	59,552	71,973	7,673	8,713	16,625	267,814

Total loans evaluated	$13,953	$47,158	$49,800	$61,725	$76,104	$7,673	$9,447	$16,716	$282,576

Allowance for Loan Losses and Recorded Investment in Loans for the Year Ended December 31, 2013
2013	Commercial	Owner Occupied 1-4	Non-owner Occupied 1-4	Multi- family	Commercial Real Estate	Construction	Land	Consumer and Home Equity	Total
Allowance for losses
Beginning balance	$633	$589	$1,022	$1,055	$2,177	$62	$154	$208	$5,900
Provision charged to expense	(77)	236	225	(33)	278	(24)	(40)	85	650
Losses charged off	32	73	327	—	40	—	10	35	517
Recoveries	125	1	125	1	21	—	42	—	315

Ending balance	$649	$753	$1,045	$1,023	$2,436	$38	$146	$258	$6,348

ALL individually evaluated	$5	$13	$30	$—	$749	$—	$1	$—	$798
ALL collectively evaluated	644	740	1,015	1,023	1,687	38	145	258	5,550

Total ALL	$649	$753	$1,045	$1,023	$2,436	$38	$146	258	$6,348

Loans individually evaluated	$1,250	$921	$2,820	$522	$6,703	$—	$779	$90	$13,085
Loans collectively evaluated	10,211	51,098	43,222	49,344	65,327	5,446	9,093	$17,120	250,861

Total loans evaluated	$11,461	$52,019	$46,042	$49,866	$72,030	$5,446	$9,872	$17,210	$263,946

Management’s general practice is to charge down collateral dependent loans individually evaluated for impairment to the fair value of the underlying collateral.

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company’s policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

For all loan portfolio segments except one- to four-family residential properties and consumer, the Company promptly charges off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges off one- to four-family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance which provides for the charge-down of one- to four-family first and junior lien mortgages to the net realizable value less costs to sell when the loan is 120 days past due, charge-off of unsecured open-end loans when the loan is 120 days past due, and charge-down to the net realizable value when other secured loans are 120 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off. Charge-offs may be taken sooner than the above-referenced timeframes if circumstances warrant.

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the prior four years. Management believes the four year historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.

We rate all loans by credit quality using the following designations:

GRADE 1 - Pass, superior credit quality

Loans of the highest quality. Financial strength of the borrower (exhibited by extremely low debt-to-income ratios/high debt-service coverage, low loan-to-value ratio, and clean credit history) is such that no loss is anticipated. Probability of serious or rapid deterioration is extremely small.

GRADE 2 - Pass, good credit quality

Loans of good quality. Overall above average credit, with strong capacity to repay (exhibited by higher debt-to-income ratios/lower debt-service coverage than Grade 1, but still better than average levels), sound credit history and employment. Loan-to-value is not as strong as Grade 1, but is greater than Grade 3. Minor loss exposure with the probability of serious financial deterioration unlikely.

GRADE 3 - Pass, low risk

Loans of satisfactory quality. Average quality due to average capacity to repay (exhibited by higher debt-to-income ratios/lower debt-service coverage than Grade 2 but better than levels requiring Loan Committee approval), employment, credit history, loan-to-value ratio, or paying habits. Deterioration possible if adverse factors occur.

GRADE 4 - Pass, acceptable risk

Loans of marginal, but acceptable quality due to below average capacity to repay (exhibited by high debt-to-income ratios/low debt-service coverage), high loan-to-value, or poor paying habits. Deterioration likely if adverse factors occur.

GRADE W-4 - Pass, watch list credit

These loans have the same characteristics as standard Grade 4 loans, with an added significant weakness such as the global debt-service coverage of the borrower being below 1.00. Such loans should have no delinquencies within the previous 12 months.

GRADE 5 - Special Mention

Loans in this classification are in a state of change that could adversely affect paying ability, collateral value or which require monthly monitoring to protect the asset value.

GRADE 6 - Substandard

A substandard asset with a defined weakness. Heavy debt condition, deterioration of collateral, poor paying habits, or conditions present that unless deficiencies are corrected will result in some loss. Loans 90 or more days past due should be automatically included in this grade.

GRADE 7 - Doubtful

Poor quality. Loans in this group are characterized by less than adequate collateral and all of the characteristics of a loan classified as substandard. The possibility of a loss is extremely high, but factors may be underway to minimize the loss or maximize the recovery.

GRADE 8 - Loss

Loans classified loss are considered uncollectible and of such little value that their continuance as an asset is not warranted.

Interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

Subsequent payments on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a non-accrual loan to accrual status.

The following table provides an analysis of loan quality using the above designations, based on property type at March 31, 2014.

Credit Rating	Commercial	Owner Occupied 1-4	Non-owner Occupied 1-4	Multi- Family	Commercial Real Estate	Construction	Land	Consumer and Home Equity	Total
	(Unaudited; In thousands)
1 - Superior	$18	$3,450	$220	$—	$96	$—	$76	$1,772	$5,632
2 - Good	2,177	26,423	3,741	158	12,546	2,747	1,715	11,260	60,767
3 - Pass Low risk	4,002	16,153	10,477	21,882	20,449	3,609	4,518	3,569	84,659
4 - Pass	1,968	4,904	22,835	19,497	22,021	864	1,696	587	74,372
4W - Watch	68	983	3,678	6,610	9,390	—	75	63	20,867
5 - Special mention	—	270	1,145	1,696	600	—	317	37	4,065
6 - Substandard	1,888	705	2,994	61	8,142	—	500	—	14,290
7 - Doubtful	—	—	—	—	—	—	—	—	—
8 - Loss	—	—	—	—	—	—	—	—	—

Total	$10,121	$52,888	$45,090	$49,904	$73,244	$7,220	$8,897	$17,288	$264,652

The following table provides an analysis of loan quality using the above designations, based on property type at December 31, 2013

Credit Rating	Commercial	Owner Occupied 1-4	Non-owner Occupied 1-4	Multi- Family	Commercial Real Estate	Construction	Land	Consumer and Home Equity	Total
				(In thousands)
1 - Superior	$20	$3,703	$427	$—	$98	$—	$139	$1,854	$6,241
2 - Good	1,528	24,965	3,307	1,755	10,784	2,393	1,752	11,419	57,903
3 - Pass Low risk	3,872	16,321	10,896	22,131	16,340	2,806	4,552	3,274	80,192
4 - Pass	3,035	5,088	22,579	19,006	23,604	247	2,239	589	76,387
4W - Watch	860	926	4,518	5,447	12,397	—	85	35	24,268
5 - Special mention	—	274	1,248	1,461	343	—	412	38	3,776
6 - Substandard	2,146	742	3,067	66	8,464	—	693	1	15,179
7 - Doubtful	—	—	—	—	—	—	—	—	—
8 - Loss	—	—	—	—	—	—	—	—	—

Total	$11,461	$52,019	$46,042	$49,866	$72,030	$5,446	$9,872	$17,210	$263,946

Analyses of past due loans segregated by loan type as of March 31, 2014 and December 31, 2013 are provided below.

	Loan Portfolio Aging Analysis as of March 31, 2014
	30-59 Days	60-89 Days	Over 90 Days	Total Past Due	Current	Total Loans	Under 90 Days and Not Accruing	Total 90 Days and Accruing
				(Unaudited; In thousands)
Commercial	$—	$—	$140	$140	$9,981	$10,121	$—	$—
Owner occupied 1-4	25	72	—	97	52,791	52,888	519	—
Non-owner occupied 1-4	—	—	1,048	1,048	44,042	45,090	605	—
Multi-family	—	—	—	—	49,904	49,904	61	—
Commercial real estate	15	85	—	100	73,144	73,244	15	—
Construction	—	—	—	—	7,220	7,220	—	—
Land	—	—	—	—	8,897	8,897	—	—
Consumer and home equity	6	—	—	6	17,282	17,288	—	—

Total	$46	$157	$1,188	$1,391	$263,261	$264,652	$1,200	$—

	Loan Portfolio Aging Analysis as of December 31, 2013
	30-59 Days	60-89 Days	Over 90 Days	Total Past Due	Current	Total Loans	Under 90 Days and Not Accruing	Total 90 Days and Accruing
				(In thousands)
Commercial	$—	$140	$—	$140	$11,321	$11,461	$—	$—
Owner occupied 1-4	84	—	—	84	51,935	52,019	553	—
Non-owner occupied 1-4	362	183	1,152	1,697	44,345	46,042	554	—
Multi-family	—	65	—	65	49,801	49,866	65	—
Commercial real estate	—	—	111	111	71,919	72,030	16	—
Construction	—	—	—	—	5,446	5,446	—	—
Land	35	—	121	156	9,716	9,872	—	—
Consumer and home equity	2	—	—	2	17,208	17,210	—	—

Total	$483	$388	$1,384	$2,255	$261,691	$263,946	$1,188	$—

Impaired loans are those for which we believe it is probable that we will not collect all principal and interest due in accordance with the original terms of the loan agreement. The following tables present impaired loans and interest recognized on them for the quarter ended March 31, 2014 and impaired loans for the year ended December 31, 2013 and interest recognized for the quarter ended March 31, 2013.

	Impaired Loans as of and for the Quarter Ended March 31, 2014
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Impaired Loans	Interest Income Recognized
		(Unaudited; In thousands)
Loans without a specific valuation allowance
Commercial	$1,051	$1,051	$—	$1,150	$15
Owner occupied 1-4	807	841	—	814	6
Non-owner occupied 1-4	2,419	2,680	—	2,499	16
Multi-family	510	531	—	516	1
Commercial real estate	2,611	2,612	—	2,780	35
Construction	—	—	—	—	—
Land	500	610	—	597	—
Consumer and home equity	90	99	—	90	1

Total loans without a specific valuation allowance	7,988	8,424	—	8,446	74

Loans with a specific valuation allowance
Commercial	140	140	59	70	4
Owner occupied 1-4	99	103	9	100	—
Non-owner occupied 1-4	391	391	89	316	1
Multi-family	256	256	65	128	—
Commercial real estate	4,006	4,006	693	3,880	42
Construction	—	—	—	—	—
Land	75	75	1	80	1
Consumer and home equity	—	—	—	—	—

Total loans with a specific valuation allowance	4,967	4,971	916	4,574	48

Total
Commercial	1,191	1,191	59	1,220	19
Owner occupied 1-4	906	944	9	914	6
Non-owner occupied 1-4	2,810	3,071	89	2,815	17
Multi-family	766	787	65	644	1
Commercial real estate	6,617	6,618	693	6,660	77
Construction	—	—	—	—	—
Land	575	685	1	677	1
Consumer and home equity	90	99	—	90	1

Total impaired loans	$12,955	$13,395	$916	$13,020	$122

	Impaired Loans as of December 31, 2013			Impaired Loans for the Quarter Ended March 31, 2013 (Unaudited)
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Impaired Loans	Interest Income Recognized
	(In thousands)
Loans without a specific valuation allowance
Commercial	$—	$—	$—	$34	$—
Owner occupied 1-4	793	922	—	1,422	7
Non-owner occupied 1-4	2,543	3,264	—	5,663	105
Multi-family	522	541	—	2,456	39
Commercial real estate	2,452	2,646	—	3,627	60
Construction	—	—	—	—	—
Land	694	959	—	1,056	—
Consumer and home equity	90	91	—	92	2

Total loans without a specific valuation allowance	7,094	8,423	—	14,350	213

Loans with a specific valuation allowance
Commercial	1,250	1,250	5	—	—
Owner occupied 1-4	128	132	13	231	—
Non-owner occupied 1-4	277	277	30	276	1
Multi-family	—	—	—	76	—
Commercial real estate	4,251	3,769	749	1,555	15
Construction	—	—	—	—	—
Land	85	85	1	—	—
Consumer and home equity	—	—	—	—	—

Total loans with a specific valuation allowance	5,991	5,513	798	2,138	16

Total
Commercial	1,250	1,250	5	34	—
Owner occupied 1-4	921	1,054	13	1,653	7
Non-owner occupied 1-4	2,820	3,541	30	5,939	106
Multi-family	522	541	—	2,532	39
Commercial real estate	6,703	6,415	749	5,182	75
Construction	—	—	—	—	—
Land	779	1,044	1	1,056	—
Consumer and home equity	90	91	—	92	2

Total impaired loans	$13,085	$13,936	$798	$16,488	$229

All loans rated substandard that have had an impairment allocated to them and all troubled debt restructures are considered impaired. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (both principal and interest) according to contractual terms of the loan agreement. Loans that are considered impaired are reviewed to determine if a specific allowance is required based on the borrower’s financial condition, resources and payment record, support from guarantors and the realizable value of any collateral. As a practical expedient, the Bank will typically use the collateral fair market value method to determine impairments unless circumstances preclude its use. In this method, any portion of the investment above the current fair market value of the collateral should be identified as an impairment. Fair market value is determined using a current appraisal or evaluation in compliance with federal appraisal regulations.

The following table gives a breakdown of non-accruing loans by loan class at March 31, 2014 and at December 31, 2013.

Loan Class	March 31, 2014 (Unaudited)	December 31, 2013
	(In thousands)
Commercial	$140	$—
Owner occupied 1-4	520	553
Non-owner occupied 1-4	1,653	1,706
Multi-family	61	66
Commercial real estate	15	126
Land	—	21

Total	$2,389	$2,572

Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest subsequently received on such loans is accounted for by using the cost-recovery basis for commercial loans and the cash basis for retail loans until qualifying for return to accrual status.

Loans to related parties at March 31, 2014 totaled $1.4 million. Loans to related parties at December 31, 2013 of $2.6 million were reduced by paydowns of $1.2 million. There was no new debt.

The following tables present information regarding troubled debt restructurings by class for the three months ended March 31, 2014 and 2013.

	Newly Classified Troubled Debt Restructurings for the Three Months ended March 31, 2014
	Number of loans	Pre-modification Recorded Balance	Post-modification Recorded Balance	Type of Modification
	(Unaudited; Dollars in thousands)
Commercial	$—	$—	$—	—
Owner occupied 1-4	3	277	277	Rate
Non owner occupied 1-4	5	257	257	Term extended
Multi-family	1	256	256	Assumption

Commercial real estate	3	4,021	4,021	Term extended, payment
Construction	—	—	—	—
Land	—	—	—	—
Consumer and home equity	—	—	—	—

Total	$12	$4,811	$4,811

Newly Classified Troubled Debt Restructurings for the Three Months ended March 31, 2013
	Number of loans	Pre-modification Recorded Balance	Post-modification Recorded Balance	Type of Modification
(Unaudited; Dollars in thousands)
Commercial	$—	$—	$—	—
Owner occupied 1-4	—	—	—	—
Non owner occupied 1-4	5	1,242	969	A/B note, payment adjustment
Multi-family	—	—	—	—
Commercial real estate	—	—	—	—
Construction	—	—	—	—
Land	—	—	—	—
Consumer and home equity	—	—	—	—

Total	$5	$1,242	$969

There were no troubled debt restructurings modified in the past 12 months that subsequently defaulted for the three months ended March 31, 2014 or 2013. As of March 31, 2014, borrowers with loans designated as troubled debt restructures and totaling $10.6 million met the criteria for placement back on accrual status. These criteria are a minimum of six months payment performance under existing or modified terms.

Note 6 - Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at March 31, 2014 and December 31, 2013:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)
Available-for-sale securities
March 31, 2014 (Unaudited)
U.S. government-sponsored agencies	$26,115	$—	$26,115	$—
Mortgage-backed securities	18,753	—	18,753	—
Corporate bonds	1,058	—	1,058	—
State and political subdivision securities	16,306	—	16,306	—

Totals	$62,232	$—	$62,232	$—

December 31, 2013
U.S. government-sponsored agencies	$28,604	$—	$28,604	$—
Mortgage-backed securities	16,599	—	16,599	—
Corporate bonds	1,063	—	1,063	—
State and political subdivision securities	16,439	—	16,439	—

Totals	$62,705	$—	$62,705	$—

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the quarter ended March 31, 2014.

Available-for-sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Nonrecurring Measurements

The following table presents the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at March 31, 2014 and December 31, 2013:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
March 31, 2014 (Unaudited)
Collateral-dependent impaired loans	$825	—	—	$825

December 31, 2013
Collateral-dependent impaired loans	$3,637	—	—	$3,637

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Collateral-Dependent Impaired Loans, Net of Allowance for Loan and Lease Losses

The estimated fair value of collateral-dependent impaired loans is based on the appraised fair value of the collateral, less estimated cost to sell. Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy.

The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by the Office of the Company’s Controller. Appraisals are reviewed for accuracy and consistency by the Controller’s office. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by comparison to historical results.

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in nonrecurring Level 3 fair value measurements at March 31, 2014 and December 31, 2013.

	Fair Value at March 31, 2014	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
	(Unaudited; In thousands)
March 31, 2014:
Collateral-dependent impaired loans	$825	Market comparable properties	Marketability discount	10	%-20%

	Fair Value at December 31, 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
	(In thousands)
December 31, 2013:
Collateral-dependent impaired loans	$3,637	Market comparable properties	Marketability discount	10	%-20%

Fair Value of Financial Instruments

The following table presents estimated fair values of the Company’s financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at March 31, 2014 and December 31, 2013.

		Fair Value Measurements Using
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	(In thousands)
March 31, 2014 (Unaudited)
Financial assets
Cash and cash equivalents	$22,819	$22,819	$		$—
Interest-bearing time deposits	1,247	—		1,247	—
Loans held for sale	1,547	—		1,547	—
Loans, net of allowance for losses	254,249	—		—	264,976
Federal Home Loan Bank stock	3,185	—		3,185	—
Accrued interest receivable	1,123	—		1,123	—

Financial liabilities
Transaction and savings deposits	189,921	189,921		—	—
Time deposits	122,298	—		—	123,536
Federal Home Loan Bank advances	10,000	—		10,264	—
Accrued interest payable	37	—		37	—

December 31, 2013:
Financial assets
Cash and cash equivalents	$24,198	$24,198		$—	$—
Interest-bearing time deposits	1,743	—		1,743	—
Loans held for sale	657	—		657	—
Loans, net of allowance for losses	254,703	—		—	265,715
Federal Home Loan Bank stock	3,185	—		3,185	—
Accrued interest receivable	1,114	—		1,114	—

Financial liabilities
Transaction and savings deposits	185,106	185,106		—	—
Time deposits	129,514	—		—	130,892
Federal Home Loan Bank advances	10,000	—		10,289	—
Accrued interest payable	34	—		34	—

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value.

Cash and Cash Equivalents and Interest-Bearing Time Deposits

The carrying amount approximates fair value.

Loans Held For Sale

The carrying amount approximates fair value due to the insignificant time between origination and date of sale. The carrying amount is the amount funded and accrued interest.

Loans

Fair value is estimated by discounting the future cash flows using the market rates at which similar notes would be made to borrowers with similar credit ratings and for the same remaining maturities. The market rates used are based on current rates the Bank would impose for similar loans and reflect a market participant assumption about risks associated with non-performance, illiquidity, and the structure and term of the loans along with local economic and market conditions.

Federal Home Loan Bank Stock

Fair value is estimated at book value due to restrictions that limit the sale or transfer of such securities.

Accrued Interest Receivable and Payable

The carrying amount approximates fair value. The carrying amount is determined using the interest rate, balance and last payment date.

Deposits

Fair value of term deposits is estimated by discounting the future cash flows using rates of similar deposits with similar maturities. The market rates used were obtained from a knowledgeable independent third party and reviewed by the Company. The rates were the average of current rates offered by local competitors of the Bank.

The estimated fair value of demand, NOW, savings and money market deposits is the book value since rates are regularly adjusted to market rates and amounts are payable on demand at the reporting date.

Federal Home Loan Bank Advances

Fair value is estimated by discounting the future cash flows using rates of similar advances with similar maturities. These rates were obtained from current rates offered by FHLB.

Commitments to Originate Loans, Forward Sale Commitments, Letters of Credit and Lines of Credit

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of commitments to sell securities is estimated based on current market prices for securities of similar terms and credit quality.

The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The fair value of commitments was not material at March 31, 2014 and December 31, 2013.

Note 7 - Accounting Developments

In January 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-04, “Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure,” to reduce diversity by clarifying when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Adoption of the ASU is not expected to have a significant effect on the Company’s consolidated financial statements.

In January 2014, the FASB issued ASU 2014-01, “Accounting for Investments in Qualified Affordable Housing Projects,” to permit entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. The ASU modifies the conditions that an entity must meet to be eligible to use a method other than the equity or cost methods to account for qualified affordable housing project investments. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Adoption of the ASU is not expected to have a significant effect on the Company’s consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” to require presentation in the financial statements of an unrecognized tax benefit or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss (NOL) carryforward, a similar tax loss, or a tax credit carryforward, except as follows. When an NOL carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or when the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Adoption of the ASU did not have a significant effect on the Company’s consolidated financial statements.

Annex A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated to be effective as of the 3rd day of June, 2014, by and between OLD NATIONAL BANCORP, an Indiana corporation (“ONB”), and LSB FINANCIAL CORP., an Indiana corporation (“LSB”).

W I T N E S S E T H:

WHEREAS, ONB is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Evansville, Vanderburgh County, Indiana; and

WHEREAS, LSB is an Indiana corporation registered as a savings and loan holding company under the Home Owners Loan Act of 1933, as amended (“HOLA”), with its principal office located in Lafayette, Tippecanoe County, Indiana; and

WHEREAS, ONB and LSB seek to affiliate through a corporate reorganization whereby LSB will merge with and into ONB, and thereafter, Lafayette Savings Bank, FSB (“Bank”), a federal savings bank, will be merged with and into Old National Bank, a national banking association and wholly-owned subsidiary of ONB; and

WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger; and

WHEREAS, the members of the Board of Directors of LSB have each agreed to execute and deliver to ONB a voting agreement substantially in the form attached hereto as Exhibit A.

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of LSB with and into ONB, and the mode of carrying such merger into effect as follows:

ARTICLE I.

THE MERGER

1.01 The Merger.

(a) General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Article IX hereof), LSB shall merge with and into and under the Articles of Incorporation of ONB (the “Merger”). ONB shall survive the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended.

(b) Name, Officers and Directors. The name of the Surviving Corporation shall be “Old National Bancorp.” Its principal office shall be located at One Main Street, Evansville, Vanderburgh County, Indiana. The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of ONB at the Effective Time until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director.

(c) Articles of Incorporation and By-Laws. The Articles of Incorporation and By-Laws of ONB in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

(d) Effect of the Merger. At the Effective Time, the title to all assets, real estate and other property owned by LSB shall vest in Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of LSB shall be assumed by Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.

(e) Integration. At the Effective Time and subject to the terms and conditions of this Agreement, the parties hereto currently intend to effectuate, or cause to be effectuated, the Merger, pursuant to Articles of Merger, substantially in the form attached hereto as Exhibit 1.01(e)(i), and a Plan of Merger, substantially in the form attached hereto as Exhibit 1.01(e)(ii). The parties agree to cooperate and to take all reasonable actions prior to or following the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger.

(f) Advisory Board. ONB agrees to establish a Lafayette advisory board, including members selected by LSB and reasonably acceptable to ONB, of individuals with knowledge of LSB’s markets, whose service would be consistent with ONB’s corporate governance practices, and who can help with ONB’s community, customer, and associate plans.

1.02 Reservation of Right to Revise Structure. At ONB’s election, the Merger may alternatively be structured so that (a) LSB is merged with and into any other direct or indirect wholly-owned subsidiary of ONB or (b) any direct or indirect wholly-owned subsidiary of ONB is merged with and into LSB; provided, however, that no such change shall (x) alter or change the amount or kind of the Merger Consideration (as hereinafter defined) or the treatment of the holders of common stock, $.01 par value per share, of LSB (“LSB Common Stock”) or options to purchase LSB Common Stock, (y) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.01(h) and 7.02(h) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.03, or (z) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

1.03 Tax Free Reorganization. ONB and LSB intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.

1.04 Absence of Control. Subject to any specific provisions of the Agreement, it is the intent of the parties to this Agreement that neither ONB nor LSB by reason of this Agreement shall be deemed (until consummation of the transactions contemplated here) to control, directly or indirectly, the other party or any of its respective Subsidiaries (as such term is defined below) and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

1.05 Bank Merger. LSB and ONB agree to take all action necessary and appropriate, including entering into a plan of merger (the “Bank Merger Agreement”) substantially in the form attached hereto as Exhibit 1.05, to cause Bank to merge with and into Old National Bank (the “Bank Merger”) in accordance with the applicable laws and regulations effective simultaneous with the consummation of the Merger. At the effective time of the Bank Merger, the separate corporate existence of Bank will terminate. Old National Bank will be the surviving bank and will continue its corporate existence under applicable law. The articles of association Old National Bank, as then in effect, will be the articles of association of the surviving bank, and the By-Laws of Old National Bank, as then in effect, will be the By-Laws of the surviving bank.

1.06 No Dissenters’ Rights. Shareholders of LSB are not entitled to any dissenters’ rights under Chapter 44 of the Indiana Business Corporation Law, as amended, since LSB Common Stock is quoted and traded on NASDAQ Global Market. LSB shall take no action which would result in the loss of such listing prior to the Effective Time.

ARTICLE II.

MANNER AND BASIS OF EXCHANGE OF STOCK

2.01 Consideration.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time, each share of LSB Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held as treasury stock of LSB and (ii) shares held directly or indirectly by ONB, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) shall become and be converted into the right to receive in accordance with this Article:

(i) $10.63 cash (the “Cash Consideration”); and

(ii) 2.269 shares of common stock (the “Exchange Ratio”) (as adjusted in accordance with the terms of this Agreement), without par value, of ONB (“ONB Common Stock”).

The Cash Consideration and the Exchange Ratio are referred to herein collectively as the “Merger Consideration.”

(b) Stock Options. Each option to purchase LSB Common Stock granted pursuant to the LSB Stock Option Plans (as defined in Section 3.03(a) hereof), whether vested or unvested, that is outstanding immediately prior to the Effective Time (a “Stock Option”), shall, as of the Effective Time, become fully vested and be converted into the right at the Effective Time to receive an amount, payable in cash, equal to the product of (i) the total number of shares of LSB Common Stock subject to such Stock Option and (ii) the positive difference, if any, of the Cash Consideration on a per share basis plus the Exchange Ratio multiplied by the Average ONB Closing Price (as hereinafter defined) less the exercise price of such Stock Option, subject to any consents required from holders of Stock Options. ONB shall pay the Stock Option holders the cash payments described in this Section 2.01(b), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign tax law with respect to the making of such payment, on or as soon as reasonably practicable after the date of Closing, but in any event within five (5) business days following the date of Closing. If any holder of a Stock Option does not consent to the treatment of his or her Stock Options under this Section 2.01(b), his or her stock options will be converted to stock options to purchase the Merger Consideration or the value thereof in accordance with the terms of the applicable LSB Stock Option Plan.

2.02 Adjustments to Exchange Ratio. At the Effective Time, the Exchange Ratio shall be adjusted, if applicable, as follows (which Exchange Ratio, as adjusted as provided below and in Section 2.05, shall become the “Exchange Ratio” for purposes of this Agreement):

Shareholders’ Equity. If as of the end of the month prior to the Effective Time, the LSB Consolidated Shareholders’ Equity (as defined in Section 7.01(l) hereof) is less than $40.0 million, the Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Purchase Price by the total number of shares of LSB Common Stock outstanding at the Effective Time, and further dividing that number by the Average ONB Closing Price.

As used in this Section 2.02, the following terms shall have the meanings indicated below:

“Adjusted Purchase Price” shall be equal to (x) the Stock Purchase Price less (y) the difference between $40.0 million and the LSB Consolidated Shareholders’ Equity as of the end of the month prior to the Effective Time multiplied by 150%.

“Average ONB Closing Price” shall mean the average of the per share closing prices of a share of ONB Common Stock as quoted on the NASDAQ Global Market during the ten (10) trading days preceding the fifth (5th) calendar day preceding the Effective Time.

“Stock Purchase Price” shall be equal to the Exchange Ratio in effect at the time of adjustment multiplied by the Average ONB Closing Price multiplied by the total number of shares of LSB Common Stock outstanding as of the Effective Time.

2.03 Exchange Procedures.

(a) At and after the Effective Time, each certificate representing shares of LSB Common Stock shall represent only the right to receive the Merger Consideration in accordance with the terms of this Agreement.

(b) At or prior to the Effective Time, ONB shall reserve a sufficient number of shares of ONB Common Stock to be issued as part of the Merger Consideration. As promptly as practicable after the Effective Time, but in no event more than five (5) business days thereafter, ONB shall mail to each holder of LSB Common Stock a letter of transmittal providing instructions as to the transmittal to ONB of certificates representing shares of LSB Common Stock and the issuance of shares of ONB Common Stock in exchange therefor pursuant to the terms of this Agreement.

(c) ONB shall cause a statement of ownership of book-entry shares representing that number of shares of ONB Common Stock (including fractional shares) that each holder of LSB Common Stock has the right to receive pursuant to Section 2.01 and a check in the amount of any Cash Consideration and dividends or distributions which such holder shall be entitled to receive, to be delivered to such shareholder upon delivery to ONB of certificates representing such shares of LSB Common Stock (“Old Certificates”) (or bond or other indemnity satisfactory to ONB if any of such certificates are lost, stolen or destroyed) owned by such shareholder accompanied by a properly completed and executed letter of transmittal, as in the form and substance satisfactory to ONB. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive pursuant to this Article II upon such delivery.

(d) No dividends or other distributions on ONB Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of LSB Common Stock converted in the Merger into the right to receive shares of such ONB Common Stock until the holder thereof surrenders such Old Certificates in accordance with this Section 2.03. After becoming so entitled in accordance with this Section 2.03, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of ONB Common Stock such holder had the right to receive upon surrender of the Old Certificate.

(e) The stock transfer books of LSB shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of LSB of any shares of LSB Common Stock. If, after the Effective Time, Old Certificates are presented to ONB, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.03.

(f) ONB shall be entitled to rely upon LSB’s stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, ONB shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved from any and all liability with respect to any claims thereto.

(g) If any Old Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen, or destroyed and, if required by ONB, the posting by such Person of a bond or other indemnity satisfactory to ONB as indemnity against any claim that may be made against it with respect to such Old Certificate, ONB will issue in exchange for such lost, stolen, or destroyed Old Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.01 hereof.

(h) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of LSB Common Stock that are held as treasury stock of LSB or owned by ONB (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and shall cease to exist and no stock of LSB or other consideration shall be exchanged therefor.

(i) Notwithstanding the foregoing, no party hereto shall be liable to any former holder of LSB Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.04 Anti-Dilution Adjustments. If ONB changes (or establishes a record date for changing) the number of shares of ONB Common Stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding ONB Common Stock, and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be adjusted so the shareholders of LSB at the Effective Time shall receive, in the aggregate, such number of shares of ONB Common Stock representing the same percentage of outstanding shares of ONB Common Stock as would have been represented by the number of shares of ONB Common Stock the shareholders of LSB would have received if any of the foregoing actions had not occurred. No adjustment shall be made under this Section 2.04 solely as a result of ONB issuing additional shares of ONB Common Stock provided it receives fair market value consideration for such shares or such shares are issued in connection with the ONB Plans (as hereinafter defined).

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF LSB

On or prior to the date hereof, LSB has delivered to ONB a schedule (the “LSB Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V.

For the purpose of this Agreement, and in relation to LSB, a “Material Adverse Effect” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value or business of LSB and its Subsidiaries (as such term is defined below) taken as a whole, or (ii) would materially impair the ability of LSB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) GAAP (as defined in Article III of this Agreement) or regulatory accounting requirements applicable to banks or their holding companies generally, (c) effects of any action or omission taken with the prior written consent of ONB, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (e) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of LSB and its Subsidiaries, and (f) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided, that in no event shall a change in the trading price of the shares of LSB Common Stock, by itself, be considered to constitute a Material Adverse Effect on LSB and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect); and provided, further, that without regard to any other provision of this Agreement, and without limiting other events or circumstances that may constitute a “Material Adverse Effect”, a “Material Adverse Effect” shall be deemed to have occurred in the event of the imposition of a formal regulatory enforcement action against LSB or Bank following the date of this Agreement.

For the purpose of this Agreement, and in relation to LSB and its Subsidiaries, “knowledge” means those facts that are known or should have been known after due inquiry by the directors and executive officers of LSB and its Subsidiaries. Additionally, for the purpose of this Agreement, and in relation to LSB, its “Subsidiaries” shall mean any entity which is required to be consolidated with LSB for financial reporting purposes pursuant to United States generally accepted accounting principles (“GAAP”).

Accordingly, LSB hereby represents and warrants to ONB as follows, except as set forth in its Disclosure Schedule:

3.01 Organization and Authority.

(a) LSB is a corporation duly organized and validly existing under the laws of the state of Indiana and is a registered savings and loan holding company under HOLA. LSB has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. LSB has previously provided ONB with a complete list of its Subsidiaries. Except for its Subsidiaries, LSB owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b) Bank is a federally chartered savings association and existing under the laws of the United States of America. Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth in the LSB Disclosure Schedule, Bank owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c) Each of LSB’s Subsidiaries other than Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

3.02 Authorization.

(a) LSB has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.02(e) and

(f) hereof. As of the date hereof, LSB is not aware of any reason why the approvals set forth in Section 7.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(e). This Agreement and its execution and delivery by LSB have been duly authorized and approved by the Board of Directors of LSB and, assuming due execution and delivery by ONB, constitutes a valid and binding obligation of LSB, subject to the fulfillment of the conditions precedent set forth in Section 7.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of LSB or the charter documents of any of LSB’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which LSB or any of its Subsidiaries is a party or by which LSB or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than ONB) or any other adverse interest, upon any right, property or asset of LSB or any of its Subsidiaries which would be material to LSB; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which LSB or any of its Subsidiaries is bound or with respect to which LSB or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by LSB.

3.03 Capitalization.

(a) The authorized capital stock of LSB as of the date hereof consists, and at the Effective Time will consist, of 7,000,000 shares of LSB Common Stock, of which 1,567,664 shares are issued and outstanding as of the date hereof. Additionally, options to purchase 7,717 shares of LSB Common Stock are outstanding under the LSB Financial Corp. 1995 Stock Option and Incentive Plan and options to purchase 68,655 shares of LSB Common Stock are outstanding under the LSB Financial Corp. 2007 Stock Option and Incentive Plan (each, an “LSB Stock Option Plan” and, collectively, the “LSB Stock Option Plans). Such issued and outstanding shares of LSB Common Stock have been duly and validly authorized by all necessary corporate action of LSB, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former LSB shareholder. Except as set forth in the LSB Disclosure Schedule, LSB has no capital stock authorized, issued or outstanding other than as described in this Section 3.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of LSB Common Stock. Each share of LSB Common Stock is entitled to one vote per share. A description of the LSB Common Stock is contained in the Articles of Incorporation of LSB.

(b) Set forth on the LSB Disclosure Schedule is a list of all direct or indirect subsidiaries of LSB (each “Subsidiary” and collectively, the “Subsidiaries:”). All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of LSB are owned by LSB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c) Except for the options issued under the LSB Stock Option Plans, and except as set forth in the LSB Disclosure Schedule, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of LSB Common Stock or any of LSB’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of LSB or its Subsidiaries, by which LSB is or may become bound. LSB does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of LSB Common Stock. To the knowledge of LSB, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of LSB or its Subsidiaries.

(d) Except as disclosed in its public filings with the Securities and Exchange Commission (“SEC”), LSB has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “1934 Act”)) 5% or more of the outstanding shares of LSB Common Stock.

3.04 Organizational Documents. The Articles of Incorporation and By-Laws of LSB and any similar governing documents for each of LSB’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to ONB.

3.05 Compliance with Law.

(a) None of LSB or any of its Subsidiaries is currently in violation of, and since January 1, 2010, none has been in violation of, any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body (collectively, the “Law”), except where such violation would not have a Material Adverse Effect. LSB and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) to ONB at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

(b) Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), LSB has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers (vice presidents and higher) and directors of LSB who have outstanding loans from LSB or any of its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two (2) years immediately preceding the date hereof.

(c) All of the existing offices and branches of Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect. Except as provided in the LSB Disclosure Schedule, the Bank has no approved but unopened offices or branches.

3.06 Accuracy of Statements Made and Materials Provided to ONB. No representation, warranty or other statement made, or any information provided, by LSB in this Agreement or, in the LSB Disclosure Schedule (and any update thereto) or provided by LSB to ONB and in the course of ONB’s due diligence investigation, and no written information which has been or shall be supplied by LSB with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to LSB’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by LSB with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by ONB specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

3.07 Litigation and Pending Proceedings. Except as disclosed in its SEC Reports (as hereinafter defined) as of the date of this Agreement or set forth in the LSB Disclosure Schedule:

(a) Except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on LSB, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against LSB or any of its Subsidiaries or, to the knowledge of LSB or any of its Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against LSB or any of its Subsidiaries. LSB does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against LSB or any of its Subsidiaries.

(b) Neither LSB nor any of its Subsidiaries is: (i) subject to any material outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of LSB, under governmental investigation with respect to, any actual or alleged material violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any material pending or, to the knowledge of LSB, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

3.08 Financial Statements and Reports.

(a) LSB has made available to ONB copies of the following financial statements and reports of LSB and its Subsidiaries, including the notes thereto (collectively, the “LSB Financial Statements”):

(i) Consolidated Balance Sheets and the related Consolidated Statements of Earnings and Consolidated Statements of Changes in Shareholders’ Equity of LSB as of and for the fiscal years ended December 31, 2013, 2012 and 2011, and as of and for the three months ended March 31, 2014;

(ii) Consolidated Statements of Cash Flows of LSB for the fiscal years ended December 31, 2013, 2012 and 2011, and as of and for the three months ended March 31, 2014; and

(iii) Call Reports (“Call Reports”) for Bank as of the close of business on December 31, 2013, 2012 and 2011, and for the three months ended March 31, 2014.

(b) The LSB Financial Statements present fairly in all material respects the consolidated financial position of LSB as of and at the dates shown and the consolidated results of operations, cash flows and changes in shareholders’ equity for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of LSB and its Subsidiaries. The LSB Financial Statements described in clauses (i) and (ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c) Since March 31, 2014 on a consolidated basis LSB and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

3.09 Material Contracts.

(a) Except for contracts reflected as exhibits to its reports and other documents required to be filed under the 1934 Act and the Securities Act of 1933 (the “1933 Act”) (collectively, the “SEC Reports”), including LSB’s Annual Report on Form 10-K for the year ended December 31, 2013, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, or as set forth in the LSB Disclosure Schedule, as of the date of this Agreement, neither LSB nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any contract relating to the borrowing of money by LSB or any of its Subsidiaries or the guarantee by LSB or any of its Subsidiaries of any such obligation (other than contracts pertaining to fully-secured repurchase agreements, and trade payables, and contracts relating to borrowings or guarantees made in the ordinary course of business), (ii) any contract containing covenants that limit the ability of LSB or any of its Subsidiaries to compete in any line of business or with any Person, or to hire or engage the services of any Person, or that involve any restriction of the geographic area in which, or method by which, LSB or any of its Subsidiaries may carry on its business (other than as may be required by Law or any Governmental Authority) (as each are hereinafter defined), or any contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such contract with respect to the subject matter of such contract, (iii) any contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to LSB or any of its Subsidiaries, (iv) any other contract or amendment thereto that would be required to be filed as an exhibit to any SEC Report (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K under the 1933 Act) that has not been filed as an exhibit to or incorporated by reference in LSB’s SEC Reports filed prior to the date of this Agreement, (v) any lease of real or personal property providing for annual lease payments by or to LSB or its Subsidiaries in excess of $100,000 per annum other than financing leases entered into in the ordinary course of business in which LSB or any of its Subsidiaries is the lessor, or (vi) any contract that involves expenditures or receipts of LSB or any of its Subsidiaries in excess of $100,000 per year not entered into in the ordinary course of business consistent with past practice. The contracts of the type described in the preceding sentence, whether or not in effect as of the date of this Agreement, shall be deemed “Material Contracts” hereunder. With respect to each of LSB’s Material Contracts (i) that is reflected as an exhibit to any SEC Report, (ii) would be required under Items 601(b)(4) and 601(b)(10) of Regulation S-K under the 1933 Act to be filed as an exhibit to any of its SEC Reports or (iii) that is disclosed in the LSB Disclosure Schedule, or would be required to be so disclosed if in effect on the date of this Agreement: (A) each such Material Contract is in full force and effect; (B) neither LSB nor any of its Subsidiaries is in material default thereunder with respect to each Material Contract, as such term or concept is defined in each such Material Contract; (C) neither LSB nor any of its Subsidiaries has repudiated or waived any material provision of any such Material Contract; and (D) no other party to any such Material Contract is, to LSB’s knowledge, in material default in any material respect. True copies of all Material Contracts, including all amendments and supplements thereto, that are not filed as exhibits to SEC Reports are attached to the LSB Disclosure Schedule.

(b) Neither LSB nor any of its Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for LSB’s own account or for the account of one or more of its Subsidiaries or their respective customers.

3.10 Absence of Undisclosed Liabilities. Except as provided in the LSB Financial Statements or in the LSB Disclosure Schedule, and except for unfunded loan commitments and obligations on letters of credit to customers of LSB’s Subsidiaries made in the ordinary course of business, except for trade payables incurred in the ordinary course of such Subsidiaries’ business, and except for the transactions contemplated by this Agreement and obligations for services rendered pursuant thereto, or any other transactions which would not result in a material liability, none of LSB or any of its Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $75,000 individually, or $250,000 in the aggregate, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, except where the aggregate of the amount due under such obligations, agreements, contracts, commitments, liabilities, leases or licenses would not have a Material Adverse Effect, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of LSB or any of its Subsidiaries is delinquent in the payment of any amount due pursuant to any trade payable in any material respect, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect.

3.11 Title to Properties. Except as described in this Section 3.11 or the LSB Disclosure Schedule:

(a) LSB or one of its Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the LSB Financial Statements as of March 31, 2014; good and marketable title to all personal property reflected in the LSB Financial Statements as of March 31, 2014, other than personal property disposed of in the ordinary course of business since March 31, 2014; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which LSB or any of its Subsidiaries purports to own or which LSB or any of its Subsidiaries uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since March 31, 2014. All of such properties and assets are owned by LSB or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the LSB Disclosure Schedule; (ii) as specifically noted in reasonable detail in the LSB Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to LSB on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to the knowledge of LSB, leased by LSB or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws. To LSB’s knowledge, all real property, machinery, equipment, furniture and fixtures owned or leased by LSB or its Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.

(b) With respect to all real property presently or formerly owned, leased or used by LSB or any of its Subsidiaries, LSB, its Subsidiaries and to LSB’s knowledge each of the prior owners, have conducted their respective business in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”). There are no pending or, to the knowledge of LSB, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against LSB or any of its Subsidiaries with respect to the Environmental Laws, and to LSB’s knowledge there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances are required for the conduct of the business of LSB or any of its Subsidiaries as currently conducted or the consummation of the Merger contemplated hereby. To LSB’s knowledge, neither LSB nor any of its Subsidiaries is the owner, or has been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. To LSB’s knowledge, neither LSB nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

3.12 Loans and Investments.

(a) LSB has provided ONB with a list of each loan by Bank that has been classified by regulatory examiners or management as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss” or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability as of March 31, 2014. The most recent loan watch list of Bank and a list of all loans which have been determined to be thirty (30) days or more past due with respect to principal or interest payments or has been placed on nonaccrual status has also been provided by LSB to ONB.

(b) All loans reflected in the LSB Financial Statements as of March 31, 2014, and which have been made, extended, renewed, restructured, approved, amended or acquired since March 31, 2014: (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors’ rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) are secured by perfected security interests or recorded mortgages naming Bank as the secured party or mortgagee (unless by written agreement to the contrary).

(c) The reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the LSB Financial Statements are, in the judgment of management of LSB, adequate in all material respects under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

(d) Except as set forth in the LSB Disclosure Schedule, none of the investments reflected in the LSB Financial Statements as of and for the period ended March 31, 2014, and none of the investments made by any Subsidiary of LSB since March 31, 2014, are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such Subsidiary to dispose freely of such investment at any time. Neither LSB nor any of its Subsidiaries is a party to any repurchase agreements with respect to securities.

(e) Except as set forth in the LSB Disclosure Schedule, and except for customer deposits, ordinary trade payables, and Federal Home Loan Bank borrowings, neither LSB nor any of its Subsidiaries has, and none will have at the Effective Time, any indebtedness for borrowed money.

3.13 No Shareholder Rights Plan. Other than provisions in its Articles of Incorporation and By-Laws which may be deemed to have an anti-takeover effect, LSB has no shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of LSB or which reasonably could be considered an anti-takeover mechanism.

3.14 Employee Benefit Plans.

(a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by any member of a controlled group of corporations under Code Section 414(b) of which LSB is or was a member, and any trade or business (whether or not incorporated) which is or was under common control with LSB under Code Section 414(c), and all other entities which together with LSB are or were prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which LSB or any ERISA Affiliate participates as a participating employer, or to which LSB or any ERISA Affiliate contributes or is or has been obligated to contribute, or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of LSB or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen or discontinued since January 1, 2005 (individually, “LSB Plan” and collectively, “LSB Plans”), LSB represents and warrants, except as set forth in the LSB Disclosure Schedule:

(i) All such LSB Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including without limitation, ERISA and the Department of Labor (“Department”) Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

(ii) All LSB Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied since their adoption or have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such Plan has received a favorable determination letter or opinion letter from the Internal Revenue Service upon which LSB may rely regarding the tax qualified status under the Code.

(iii) All LSB Plans that provide for payments of “nonqualified deferred compensation” (as defined in Code Section 409A(d)(1)) have been (A) operated in good faith compliance with the applicable requirements of Code Section 409A and applicable guidance thereunder since January 1, 2007, and (B) amended to comply in written form with Code Section 409A and the Treasury Regulations promulgated thereunder.

(iv) All options to purchase shares of LSB Common Stock were granted with a per share exercise price that was not less than the “fair market value” of LSB Common Stock on the date of such grant, as determined in accordance with the terms of the applicable LSB Stock Option Plan (the “LSB Stock Options”). All LSB Stock Options have been properly accounted for in accordance with GAAP, and no change is expected in respect of any prior financial statements relating to expenses for stock-based compensation. There is no pending audit, investigation or inquiry by any governmental agency or authority or by LSB (directly or indirectly) with respect to LSB’s stock option granting practices or other equity compensation practices. The grant date of each LSB Stock Option is on or after the date on which such grant was authorized by the Board of Directors of LSB or the compensation committee thereof.

(v) No LSB Plan (or its related trust), other than the LSB Financial Corp. Employee Stock Ownership Plan (the “ESOP”), holds any stock or other securities of LSB.

(vi) Neither LSB nor an ERISA Affiliate has engaged in any transaction nor, to LSB’s knowledge, has any other fiduciary, as defined in ERISA Section 3(21)(A) of an LSB Plan, engaged in any transaction, that may subject LSB, any ERISA Affiliate or any LSB Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4979 or 4980B.

(vii) All obligations required to be performed by LSB or any ERISA Affiliate under any provision of any LSB Plan have been performed by it in all material respects and neither LSB nor any ERISA Affiliate is in default under or in violation of any provision of any LSB Plan.

(viii) All required reports and descriptions for the LSB Plans have been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA, the Code or other law with respect to all LSB Plans have been proper as to form and content and have been provided timely.

(ix) No event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any LSB Plan.

(x) There are no examinations, audits, enforcement actions or proceedings, or any other investigations, pending, threatened or currently in process by any governmental agency involving any LSB Plan.

(xi) There are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened against LSB or any ERISA Affiliate in connection with any LSB Plan or the assets of any LSB Plan.

(xii) Any LSB Plan may be amended and terminated at any time without any Material Adverse Effect, subject to any restrictions in Section 409A of the Code, and these rights have always been maintained by LSB and its ERISA Affiliates.

(xiii) LSB does not maintain and is not required to contribute to any defined benefit retirement plan which is subject to Title IV of ERISA and does not have any liability with respect to any plan that is, (i) a defined benefit pension plan subject to Title IV of ERISA, (ii) a pension plan subject to Section 302 of ERISA or Section 412 of the Code, or (iii) a multi-employer pension plan (as that term is defined in Sections 4001(a)(3) and 3(37) of ERISA.

(b) LSB has provided or made available to ONB true, accurate and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following, as applicable:

(i) Pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock, restricted stock unit, phantom stock, performance share and stock appreciation right plans, all amendments thereto, and, if required under the reporting and disclosure requirements of ERISA, all summary plan descriptions thereof (including any modifications thereto);

(ii) All employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining, agreements, arrangements or understandings;

(iii) All executive and other incentive compensation plans, programs and agreements;

(iv) All group insurance, medical and prescription drug arrangements, policies or plans and all summary plan descriptions thereof;

(v) All other incentive, welfare or employee benefit plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed or obligated to contribute to by LSB for its current or former directors, officers or employees;

(vi) All reports filed with the Internal Revenue Service, the Department of Labor and the Pension Benefit Guaranty Corporation within the preceding three years by LSB or any ERISA Affiliate with respect to any LSB Plan;

(vii) All current participants in such plans and programs and all participants with benefit entitlements under such plans and programs;

(viii) Valuations or allocation reports for any defined contribution and defined benefit plans as of the most recent allocation and valuation dates; and

(ix) All notices provided to employees and participants in connection with any LSB Plan.

(c) Except as set forth on the LSB Disclosure Schedule, no current or former director, officer or employee of LSB or any ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment with LSB or any ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B, or (ii) is currently receiving, or entitled to receive, a disability benefit under a long-term or short-term disability plan maintained by LSB or an ERISA Affiliate.

(d) With respect to all group health plans as defined in ERISA Section 607(1), sponsored or maintained by LSB or any ERISA Affiliate, no director, officer, employee or agent of LSB or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on LSB or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder. With respect to all such plans, all applicable provisions of Code Section 4980B and ERISA Sections 601-606 have been complied with in all material respects by LSB or any ERISA Affiliate, and all other provisions of ERISA and the regulations promulgated thereunder have been complied with in all material respects.

(e) Except as otherwise set forth in LSB’s SEC Reports as of the date of this Agreement or provided in the LSB Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon LSB or any ERISA Affiliate and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other Person.

(f) Except as otherwise provided in the LSB Disclosure Schedule, no Voluntary Employees’ Beneficiary Association (“VEBA”), as defined in Code Section 501(c)(9), is sponsored, maintained or contributed to by LSB or any ERISA Affiliate.

(g) Except as otherwise provided in the LSB Disclosure Schedule or as contemplated in this Agreement, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated or otherwise come due as a result of the transactions contemplated by the terms of this Agreement.

(h) Except as may be disclosed in the LSB Disclosure Schedule, LSB and all ERISA Affiliates are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements.

(i) Except as may be disclosed in the LSB Disclosure Schedule, no employee benefit plan maintained by LSB or its ERISA Affiliates is or has been subject to the minimum funding requirements of ERISA Section 302 and Code Section 412, and effective January 1, 2008, ERISA Section 303 and Code Section 430.

(j) As a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation any termination of employment relating thereto and occurring prior to, at or following the Effective Time), LSB, its ERISA Affiliates and their respective successors will not be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G.

(k) Neither LSB nor any ERISA Affiliate has made any promises or commitments, whether legally binding or not, to create any new plan, agreement or arrangement, or to modify or change in any material way LSB Plans.

3.15 Obligations to Employees. All material obligations and liabilities of and all payments by LSB or any ERISA Affiliate and all LSB Plans, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by LSB or an ERISA Affiliate in accordance with GAAP and applicable law applied on a consistent basis and sound actuarial methods with respect to the following: (a) withholding taxes or unemployment compensation; (b) LSB Plans; (c) employment, salary continuation, consulting, retirement, early retirement, severance or reimbursement; and (d) collective bargaining plans and agreements. All accruals and reserves referred to in this Section 3.15 are correctly and accurately reflected and accounted for in all material respects in the LSB Financial Statements and the books, statements and records of LSB.

3.16 Taxes, Returns and Reports. Each of LSB and its Subsidiaries has since January 1, 2009 (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). LSB has established, and shall establish in the Subsequent LSB Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the LSB Financial Statements adequate to cover all of LSB’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither LSB nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent LSB Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of LSB or its Subsidiaries. Except as set forth in the LSB Disclosure Schedule, to the knowledge of LSB, neither LSB nor any of its Subsidiaries is currently under audit by any state or federal taxing authority, and no federal, state or local tax returns of LSB or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

3.17 Deposit Insurance. The deposits of Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and LSB or Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

3.18 Insurance. LSB has provided ONB with a list and, if requested, a true, accurate and complete copy thereof of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by LSB or any of its Subsidiaries on the date hereof or with respect to which LSB or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

3.19 Books and Records. The books and records of LSB are, in all material respects, complete, correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of LSB on a consolidated basis set forth in the LSB Financial Statements.

3.20 Broker’s, Finder’s or Other Fees. Except for reasonable fees and expenses of LSB’s attorneys, accountants and investment bankers, all of which shall be paid by LSB at or prior to the Effective Time, and except as set forth in the LSB Disclosure Schedule, no agent, broker or other Person acting on behalf of LSB or under any authority of LSB is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

3.21 Interim Events. Except as otherwise permitted hereunder, since March 31, 2014, or as set forth in the Disclosure Schedule, neither LSB nor any of its Subsidiaries has:

(a) experienced any events, changes, developments or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on LSB;

(b) Suffered any damage, destruction or loss to any of its properties, not fully paid by insurance proceeds, in excess of $100,000 individually or in the aggregate;

(c) Declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 5.03(a)(iii) hereof;

(d) Repurchased, redeemed or otherwise acquired shares of its common stock, issued any shares of its common stock or stock appreciation rights or sold or agreed to issue or sell any shares of its common stock, including the issuance of any stock options, or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split its stock;

(e) Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, health, bonus, insurance or other welfare benefit plan or agreement to employees, officers or directors of LSB or a Subsidiary;

(f) Increased the salary of any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement or understanding with any officer or employee or installed any employee welfare, pension, retirement, stock option, stock appreciation, stock dividend, profit sharing or other similar plan or arrangement;

(g) Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

(h) Except for the Merger contemplated by this Agreement, merged, consolidated or sold shares of its common stock, agreed to merge or consolidate with or into any third party, agreed to sell any shares of its common stock or acquired or agreed to acquire any stock, equity interest, assets or business of any third party;

(i) Incurred, assumed or guaranteed any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

(j) Mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Bank of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;

(k) Canceled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;

(l) Entered into any transaction, contract or commitment other than in the ordinary course of business;

(m) Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business; or

(n) Conducted its business in any manner other than substantially as it was being conducted as of March 31, 2014.

3.22 LSB Securities and Exchange Commission Filings. LSB has filed all SEC Reports required to be filed by it. All such SEC Reports were true, accurate and complete in all material respects as of the dates of the filings, and no such SEC Reports contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. LSB has made available to ONB copies of all comment letters received by LSB from the SEC since January 1, 2009, relating to the SEC Reports, together with all written responses of LSB thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by LSB, and to the knowledge of LSB, none of the SEC Reports is the subject of any ongoing review by the SEC.

3.23 Insider Transactions. Except as set forth in the LSB Disclosure Schedule, since December 31, 2009, no officer or director of LSB or any of its Subsidiaries or member of the “immediate family” or “related interests”

(as such terms are defined in Regulation O) of any such officer or director has currently, or has had during such time period, any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by LSB or any Subsidiary or in any liability, obligation or indebtedness of LSB or any Subsidiary, except for deposits of Bank.

3.24 Indemnification Agreements.

(a) Other than as set forth in the LSB Disclosure Schedule, neither LSB nor any of its Subsidiaries is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of LSB or the charter documents of a Subsidiary.

(b) Since January 1, 2009, no claims have been made against or filed with LSB or any of its Subsidiaries nor have, to the knowledge of LSB, any claims been threatened against LSB or a Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of LSB or any of its Subsidiaries.

3.25 Shareholder Approval. The affirmative vote of the holders of a majority of the LSB Common Stock (which are issued and outstanding on the record date relating to the meeting of shareholders contemplated by Section 5.01 of this Agreement) is required for shareholder approval of this Agreement and the Merger.

3.26 Intellectual Property.

(a) LSB and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property (as such term is defined below) that is used by LSB or its Subsidiaries in their respective businesses as currently conducted. Neither LSB nor any of its Subsidiaries has (A) licensed any Intellectual Property owned by it or its Subsidiaries in source code form to any third party or (B) entered into any exclusive agreements relating to Intellectual Property owned by it.

(b) LSB and its Subsidiaries have not infringed or otherwise violated any material Intellectual Property rights of any third party since January 1, 2008. There is no claim asserted, or to the knowledge of LSB threatened, against LSB and/or its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property.

(c) To the knowledge of LSB, no third party has infringed, misappropriated or otherwise violated LSB or its Subsidiaries’ Intellectual Property rights since January 1, 2009. There are no claims asserted or threatened by LSB or its Subsidiaries, nor has LSB or its Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.

(d) LSB and its Subsidiaries have taken reasonable measures to protect the confidentiality of all trade secrets that are owned, used or held by them.

(e) For purposes of this Agreement, “Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights.

3.27 Community Reinvestment Act. Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.28 Bank Secrecy Act. Neither LSB nor Bank has been advised of any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.

3.29 Agreements with Regulatory Agencies. Except as set forth in the LSB Disclosure Schedule, neither LSB nor any of its Subsidiaries is subject to any cease-and-desist, consent order or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2010, a recipient of any supervisory letter from, or since January 1, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries, whether or not set forth in the LSB Disclosure Schedule (a “LSB Regulatory Agreement”), nor has LSB or any of its Subsidiaries been advised since January 1, 2010, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such LSB Regulatory Agreement. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of LSB or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to LSB or any of its Subsidiaries.

3.30 Internal Controls.

(a) None of LSB or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. LSB and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b) LSB (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to LSB including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of LSB by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to LSB’s outside auditors and the audit committee of LSB’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect LSB’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in LSB’s internal controls over financial reporting. These disclosures were made in writing by management to LSB’s auditors and audit committee and a copy has previously been made available to ONB. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(c) Since December 31, 2012, (i) through the date hereof, neither LSB nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of LSB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that LSB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing LSB or any of its Subsidiaries, whether or not employed by LSB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by LSB or any of its officers, directors, employees or agents to the Board of Directors of LSB or any committee thereof or to any director or officer of LSB.

3.31 Fiduciary Accounts. LSB and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither LSB nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust to LSB’s knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.32 Opinion of Financial Advisor. The Board of Directors of LSB, at a duly constituted and held meeting at which a quorum was present throughout, has been informed orally by Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), that the Merger Consideration, as of the date of this Agreement, is fair to the shareholders of LSB from a financial point of view.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF ONB

On or prior to the date hereof, ONB has delivered to LSB a schedule (the “ONB Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article VI.

For the purpose of this Agreement, and in relation to ONB and its Subsidiaries (as such term is defined below), a “Material Adverse Effect on ONB” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), value or business of ONB and its Subsidiaries taken as a whole, or (ii) would materially impair the ability of ONB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect on ONB shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or savings associations or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks, savings associations, or their holding companies generally, (c) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of ONB and its Subsidiaries, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, and (e) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the shares of ONB Common Stock, by itself, be considered to constitute a Material Adverse Effect on ONB and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect).

For the purpose of this Agreement, and in relation to ONB, “knowledge” means those facts that are known or should have been known after due inquiry by the directors and executive officers of ONB and its Subsidiaries. Additionally, for the purpose of this Agreement, and in relation to ONB, its “Subsidiaries” shall mean any entity which is required to be consolidated with ONB for financial reporting purposes pursuant to GAAP.

Accordingly, ONB represents and warrants to LSB as follows, except as set forth in the ONB Disclosure Schedule:

4.01 Organization and Authority.

(a) ONB is a corporation duly organized and validly existing under the laws of the state of Indiana and is a registered bank holding company under the BHC Act. ONB has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ONB has previously provided LSB with a complete list of its Subsidiaries. Except for its Subsidiaries, ONB owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b) Old National Bank is a national bank chartered and existing under the laws of the United States. Old National Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth on the list previously provided to LSB, Old National Bank has no subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c) Each of ONB’s Subsidiaries other than Old National Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

4.02 Authorization.

(a) ONB has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(e) and (f) hereof. This Agreement and its execution and delivery by ONB have been duly authorized and approved by the Board of Directors of ONB and, assuming due execution and delivery by LSB, constitutes a valid and binding obligation of ONB, subject to the fulfillment of the conditions precedent set forth in Section 7.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of ONB or the charter documents of any of ONB’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which ONB or any of its Subsidiaries is a party or by which ONB or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than LSB) or any other adverse interest, upon any right, property or asset of ONB or any of its Subsidiaries which would be material to ONB; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which ONB or any of its Subsidiaries is bound or with respect to which ONB or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by ONB.

4.03 Capitalization.

(a) The authorized capital stock of ONB consists of One Hundred Fifty Million (150,000,000) shares of ONB Common Stock, of which, as of May 30, 2014, approximately One Hundred Five Million Eight Hundred Twenty-Three Thousand and Four Hundred Fourteen (105,823,414) shares were issued and outstanding. All of the issued and outstanding shares of ONB Common Stock have been duly and validly authorized by all necessary corporate action of ONB, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former ONB shareholder. Except as set forth in the ONB Disclosure Schedule, ONB has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of ONB Common Stock. Each share of ONB Common Stock is entitled to one vote per share. A description of the ONB Common Stock is contained in the Articles of Incorporation of ONB.

(b) Subject to 12 U.S.C. § 55, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of ONB are owned by ONB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c) Except as set forth in the ONB Disclosure Schedule or as disclosed in its SEC Reports, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of ONB Common Stock or any of ONB’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of ONB or its Subsidiaries, by which ONB is or may become bound. ONB does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of ONB Common Stock. To the knowledge of ONB, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of ONB or its Subsidiaries.

(d) Except as disclosed in its SEC Reports, ONB has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the 1934 Act) 5% or more of its outstanding shares of common stock.

4.04 Organizational Documents. The Articles of Incorporation and By-Laws of ONB and the charter documents for each of ONB’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to LSB.

4.05 Compliance with Law.

(a) None of ONB or any of its Subsidiaries is currently in violation of, and since January 1, 2010, none has been in violation of, of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body, except where such violation would not have a Material Adverse Effect on ONB. ONB and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on ONB.

(b) As of the date hereof, set forth on the ONB Disclosure Schedule is a list of all agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of ONB or its Subsidiaries which presently are binding upon or require action by, or at any time during the last five (5) years have been binding upon or have required action by, ONB or its Subsidiaries, and all documents relating thereto have been made available to LSB, including, without limitation, all correspondence, written communications and written commitments related thereto. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of ONB or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to ONB or any of its Subsidiaries.

(c) Since the enactment of the Sarbanes-Oxley Act, ONB has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(d) All of the existing offices and branches of Old National Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect on ONB. Old National Bank has no approved but unopened offices or branches.

4.06 Accuracy of Statements Made and Materials Provided to LSB. No representation, warranty or other statement made, or any information provided, by ONB in this Agreement or, in the ONB Disclosure Schedule (and any update thereto), or provided by ONB to LSB in the course of LSB’s due diligence investigation and no written information which has been or shall be supplied by ONB with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to LSB’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by ONB with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by LSB specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

4.07 Litigation and Pending Proceedings. Except as set forth in the ONB Disclosure Schedule:

(a) Except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on ONB, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against ONB or any of its Subsidiaries or, to the knowledge of ONB or any of its Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against ONB or any of its Subsidiaries. ONB does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against ONB or any of its Subsidiaries.

(b) Neither ONB nor any of its Subsidiaries is: (i) subject to any material outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of ONB, under governmental investigation with respect to, any actual or alleged material violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any material pending or, to the knowledge of ONB, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

4.08 Financial Statements and Reports.

(a) ONB has delivered to LSB copies of the following financial statements and reports of ONB and its Subsidiaries, including the notes thereto (collectively, the “ONB Financial Statements”):

(i) Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders’ Equity of ONB as of and for the fiscal years ended December 31, 2013, 2012 and 2011, and as of and for the three months ended March 31, 2014;

(ii) Consolidated Statements of Cash Flows of ONB for the fiscal years ended December 31, 2013, 2012 and 2011, and as of and for the three months ended March 31, 2014; and

(iii) Call Reports (“Call Reports”) for Old National Bank as of the close of business on December 31, 2013, 2012 and 2011, and as of and for the three months ended March 31, 2014.

(b) The ONB Financial Statements present fairly the consolidated financial position of ONB as of and at the dates shown and the consolidated results of operations for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of ONB and its Subsidiaries. The ONB Financial Statements described in clauses (i) and (ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c) Since March 31, 2014 on a consolidated basis ONB and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

4.09 Absence of Undisclosed Liabilities. Except as provided in the ONB Financial Statements or in the ONB Disclosure Schedule, and except for unfunded loan commitments and obligations on letters of credit to customers of ONB’s Subsidiaries made in the ordinary course of business, except for trade payables incurred in the ordinary course of such Subsidiaries’ business, and except for the transactions contemplated by this Agreement and obligations for services rendered pursuant thereto, or any other transactions which would not result in a material liability, none of ONB or any of its Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $1,000,000 individually, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, except where the aggregate amount due under such obligations, agreements, contracts, commitments, liabilities, leases or licenses would not have a Material Adverse Effect, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of ONB or any of its Subsidiaries is delinquent in the payment of any amount due pursuant to any trade payable in any material respect, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect.

4.10 Title to Properties.

(a) Except as described in this Section 4.09 or the ONB Disclosure Schedule, ONB or one of its Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the ONB Financial Statements as of March 31, 2014; good and marketable title to all personal property reflected in the ONB Financial Statements as of March 31, 2014, other than personal property disposed of in the ordinary course of business since March 31, 2014; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which ONB or any of its Subsidiaries purports to own or which ONB or any of its Subsidiaries uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since March 31, 2014. All of such properties and assets are owned by ONB or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the ONB Disclosure Schedule; (ii) as specifically noted in reasonable detail in the ONB Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to ONB on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to ONB’s knowledge, leased by ONB or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws. All real property, machinery, equipment, furniture and fixtures owned or leased by ONB or its Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.

(b) With respect to all real property presently or formerly owned, leased or used by ONB or any of its Subsidiaries, to ONB’s knowledge, ONB, its Subsidiaries and each of the prior owners, have conducted their respective business in compliance with the Environmental Laws. There are no pending or, to the knowledge of ONB, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against ONB or any of its Subsidiaries with respect to the Environmental Laws, and to ONB’s knowledge there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances are required for the conduct of the business of ONB or any of its Subsidiaries as currently conducted or the consummation of the Merger contemplated hereby. To ONB’s knowledge, neither ONB nor any of its Subsidiaries is the owner, or has been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. To ONB’s knowledge, neither ONB nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

4.11 Adequacy of Reserves. The reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the ONB Financial Statements are, in the judgment of management of ONB, adequate in all material respects under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

4.12 Employee Benefit Plans. With respect to the employee benefit plans, as defined in Section 3(3) of the ERISA, sponsored or otherwise maintained by ONB or any of its Subsidiaries which are intended to be tax-qualified under Section 401(a) of the Code (collectively, “ONB Plans”), all such ONB Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA and the Department Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

4.13 Taxes, Returns and Reports. Except as set forth in the ONB Disclosure Schedule, each of ONB and its Subsidiaries has since January 1, 2009 (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). ONB has established, and shall establish in the Subsequent ONB Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the ONB Financial Statements adequate to cover all of ONB’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither ONB nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent ONB Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of ONB or its Subsidiaries, except as set forth on the ONB Disclosure Schedule. Except as set forth on the ONB Disclosure Schedule, to the knowledge of ONB, neither ONB nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Except as set forth on the ONB Disclosure Schedule, no federal, state or local tax returns of ONB or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

4.14 Deposit Insurance. The deposits of Old National Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and ONB or Old National Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

4.15 Insurance. ONB has provided LSB with a list and, if requested, a true, accurate and complete copy thereof, of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by ONB or any of its Subsidiaries on the date hereof or with respect to which ONB or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

4.16 Books and Records. The books and records of ONB are, in all material respects, complete, correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of ONB on a consolidated basis set forth in the ONB Financial Statements.

4.17 Broker’s, Finder’s or Other Fees. Except for reasonable fees and expenses of ONB’s attorneys, accountants and investment bankers, all of which shall be paid by ONB at or prior to the Effective Time, and except as set forth in the ONB Disclosure Schedule, no agent, broker or other Person acting on behalf of ONB or under any authority of ONB is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

4.18 ONB Securities and Exchange Commission Filings. ONB has filed all SEC Reports required to be filed by it. All such SEC Reports were true, accurate and complete in all material respects as of the dates of the SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. Unless otherwise publicly available, ONB has made available to LSB copies of all comment letters received by ONB from the SEC since January 1, 2009, relating to the SEC Reports, together with all written responses of ONB thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by ONB, and to the knowledge of ONB, none of the SEC Reports is the subject of any ongoing review by the SEC.

4.19 Community Reinvestment Act. Old National Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

ARTICLE V.

COVENANTS OF LSB

LSB covenants and agrees with ONB and covenants and agrees to cause its Subsidiaries to act as follows (and ONB covenants and agrees with LSB as follows):

5.01 Shareholder Approval. LSB shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of LSB at the earliest possible reasonable date. Subject to Section 5.06 hereof, the Board of Directors of LSB shall recommend to LSB’s shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from LSB’s shareholders.

5.02 Other Approvals.

(a) LSB shall proceed expeditiously, cooperate fully and use commercially reasonable efforts to assist ONB in procuring upon terms and conditions consistent with the condition set forth in Section 7.01(e) hereof all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

(b) LSB will use commercially reasonable efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents described in the LSB Disclosure Schedule and to which LSB and ONB agree are material.

(c) Any materials or information provided by LSB to ONB for use by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

5.03 Conduct of Business.

(a) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, LSB will not, and will cause its Subsidiaries to not, without the prior written consent of ONB:

(i) make any changes in its capital stock accounts (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization or reclassification);

(ii) authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in Section 3.03 hereof;

(iii) distribute or pay any dividends on its shares of common or preferred stock, or authorize a stock split, or make any other distribution to its shareholders, except that (A) each of the Subsidiaries may pay cash dividends to LSB in the ordinary course of business for payment of reasonable and necessary business and operating expenses of LSB and to provide funds for LSB’s dividends to its shareholders in accordance with this Agreement, and (B) LSB may pay to its shareholders its usual and customary cash dividend of no greater than $0.09 per share for any quarterly period, provided that no dividend may be paid for the quarterly period in which the Merger is scheduled to be consummated or consummated if, during such period, LSB shareholders will become entitled to receive dividends on their shares of ONB Common Stock received pursuant to this Agreement;

(iv) redeem any of its outstanding shares of common stock;

(v) merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other Person or enter into any other similar transaction not in the ordinary course of business;

(vi) purchase any assets or securities or assume any liabilities of a bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage its investment portfolio and then only to the extent that such securities have a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services for corporate bonds;

(vii) which consent shall be deemed received unless ONB shall object thereto within five (5) business days after receipt of written notice from LSB to:

(A) make, renew or otherwise modify any loan, loan commitment, letter of credit, interest rate swap or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of LSB or any Subsidiary (y) and is, or in accordance with bank regulatory definitions should be, classified as “Substandard,” “Doubtful” or “Loss”;

(B) make, renew or otherwise modify any Loan or Loans if immediately after making a Loan or Loans, such Person would be directly indebted to LSB or any Subsidiary in an aggregate amount in excess of $250,000 if the Loan is an existing credit on the books of LSB or any Subsidiary and is, or in accordance with bank regulatory definitions should be, classified as “Special Mention”;

(C) make, renew or otherwise modify any Loan or Loans if immediately after making the Loan or Loans, such Person would be directly indebted to LSB or any Subsidiary in an aggregate amount in excess of $1,000,000;

(D) make, renew or otherwise modify any Loan or Loans secured by an owner-occupied 1-4 single-family residence that does not conform with secondary market underwriting standards;

(E) make, renew or otherwise modify any Loan or Loans secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $417,000 (except for any such Loan or Loans secured by an owner-occupied 1-4 single-family residence which Bank originates, underwrites in accordance with the secondary market standards and holds for sale into the secondary market, in which case such dollar threshold shall be $750,000); or

(F) make, renew or otherwise modify any Loan which does not conform with Bank’s Credit Policy Manual and exceeds 120 days to maturity;

(viii) make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of LSB or any Subsidiary to dispose freely of such investment at any time; subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings, pledges or liens required to be granted in connection with acceptance by LSB or any Subsidiary of government deposits and pledges or liens in connection with Federal Home Loan Bank (“FHLB”) borrowings;

(ix) except as contemplated by this Agreement and as set forth in the Disclosure Schedule, promote to a new position or increase the rate of compensation, or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of LSB or any Subsidiary, modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of LSB or any Subsidiary;

(x) except as contemplated by this Agreement, execute, create, institute, modify, amend or terminate any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of LSB or any Subsidiary; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

(xi) amend, modify or restate LSB’s or any of its Subsidiaries organizational documents from those in effect on the date of this Agreement and as delivered to ONB;

(xii) give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber, or grant a security interest in or option to or right to acquire any shares of common stock or the assets (other than in the ordinary course consistent with past practice) of LSB or any of its subsidiaries, or enter into any agreement or commitment relative to the foregoing;

(xiii) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due, unless the same are being contested in good faith;

(xiv) issue, or authorize the issuance of, any securities convertible into or exchangeable for any shares of the capital stock of LSB or any of its Subsidiaries;

(xv) except for obligations disclosed within with Agreement or the LSB Disclosure Schedule, FHLB advances, Federal Funds purchased by LSB, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the LSB Financial Statements or the Subsequent LSB Financial Statements, borrow any money or incur any indebtedness including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $100,000;

open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches, other than as disclosed in the LSB Disclosure Schedule;

(xvi) other than in the ordinary course of business and consistent with past practices, pay or commit to pay any management or consulting or other similar type of fees other than as disclosed in the LSB Disclosure Schedule;

(xvii) change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in tax laws requirements, changes in GAAP or regulatory accounting principles or as required by LSB’s independent auditors or its regulatory authorities;

(xviii) change in any material respects its underwriting, operating, investment or risk management or other similar policies of LSB or any of its Subsidiaries except as required by applicable law or policies imposed by any regulatory authority or governmental entity;

(xix) make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes; or

(xx) enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 5.03(a)(vii) hereof and legal, accounting and fees related to the Merger) requiring payments by LSB or any of its Subsidiaries which exceed $100,000, whether individually or in the aggregate, or that is not a trade payable or incurred in the ordinary course of business.

(b) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, each of LSB and its Subsidiaries shall: (i) carry on its business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (ii) use commercially reasonable efforts to preserve its business organization intact, keep available the services of the present officers and employees and preserve its present relationships with customers and Persons having business dealings with it; (iii) use commercially reasonable efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (iv) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of its business; (v) timely file all SEC Reports; and (vi) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound which would reasonably be expected to have a Material Adverse Effect on LSB.

5.04 Insurance. LSB and its Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on its assets, properties and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by LSB or its Subsidiaries as of the date of this Agreement.

5.05 Accruals for Loan Loss Reserve and Expenses.

(a) Prior to the Effective Time, LSB shall and shall cause its Subsidiaries to make, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as LSB and its Subsidiaries shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

(b) LSB recognizes that ONB may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable law (including without limitation the rules and regulations of the SEC, applicable banking laws and regulations and GAAP), from and after the date hereof LSB shall consult and cooperate in good faith with ONB with respect to conforming the loan and accounting policies and practices of LSB to those policies and practices of ONB for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from ONB to LSB, based upon such consultation and subject to the conditions in Section 5.05(d).

(c) Subject to applicable law (including without limitation the rules and regulations of the SEC, applicable banking laws and regulations and GAAP), LSB shall consult and cooperate in good faith with ONB with respect to determining, as reasonably specified in a written notice from ONB to LSB, based upon such consultation and subject to the conditions in Section 5.05(d), the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of LSB’s expenses of the Merger.

(d) Subject to applicable law (including without limitation the rules and regulations of the SEC, applicable banking laws and regulations and GAAP), LSB shall consult and cooperate in good faith to (i) make such conforming entries to conform the loan and accounting policies and practices of LSB to the policies and practices of ONB as contemplated in Section 5.05(b) above and (ii) recognize LSB’s expenses of the Merger for financial accounting and/or income tax reporting purposes at such times as are reasonably requested in writing by ONB as contemplated in Section 5.05(c) above, but in no event prior to the 5th day next preceding the Closing Date (as hereinafter defined) and only after ONB acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and certifies to LSB that ONB will at the Effective Time deliver to LSB the certificate contemplated in Section 7.02(g).

(e) LSB’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken on account of Section 5.05(d).

5.06 Acquisition Proposals.

(a) LSB will, and will cause each of its Subsidiaries to, and its and their respective officers, directors and representatives (including Sandler O’Neill) to, immediately cease and cause to be terminated any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make an Acquisition Proposal (as defined below). During the period from the date of this Agreement through the Effective Time, LSB shall not terminate, amend, modify or waive any material provision of any confidentiality or similar agreement to which LSB or any of its Subsidiaries is a party (other than any involving ONB).

(b) Except as permitted in this Section 5.06, LSB shall not, and shall cause its Subsidiaries and any of their respective directors, officers and representatives (including Sandler O’Neill) not to, (i) solicit, initiate or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal; provided, however, that, at any time prior to obtaining the approval of the Merger by LSB’s shareholders, if LSB receives a bona fide Acquisition Proposal that the LSB Board of Directors determines in good faith constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) that was not solicited after the date hereof and did not otherwise result from a breach of LSB’s obligations under this Section 5.06, LSB may furnish, or cause to be furnished, non-public information with respect to LSB and its Subsidiaries to the Person who made such proposal (provided that all such information has been provided to ONB prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the LSB Board of Directors determines in good faith, and following consultation with financial advisors and outside legal counsel, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to LSB’s shareholders under applicable law and (B) prior to taking such action, LSB has used its best reasonable efforts to enter into a confidentiality agreement with respect to such proposal that contains a standstill agreement on customary terms. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.06 by any representative (including Sandler O’Neill) of LSB or its Subsidiaries shall be a breach of this Section 5.06 by LSB.

(c) Neither the LSB Board of Directors nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw or modify in a manner adverse to ONB or propose to withdraw or modify in a manner adverse to ONB (or take any action inconsistent with) the recommendation by such LSB Board of Directors or any such committee of this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit LSB or Bank to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(b)). Notwithstanding the foregoing, at any time prior to the special meeting of LSB’s shareholders to approve the Merger, the LSB Board of Directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change, provided, that the LSB Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of LSB under applicable Law, and provided, further, that the LSB Board of Directors may not effect such an Adverse Recommendation Change unless (A) the LSB Board shall have first provided prior written notice to ONB (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any proposed written agreement or letter of intent relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new five business day period) and (ii) ONB does not make, within five business days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the LSB Board of Directors (after consultation with financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that the Adverse Recommendation Change is no longer required to comply with the LSB Board’s fiduciary duties to the shareholders of LSB under applicable law. LSB agrees that, during the five business day period prior to its effecting an Adverse Recommendation Change, LSB and its officers, directors and representatives shall negotiate in good faith with ONB and its officers, directors, and representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by ONB.

(d) In addition to the obligations of LSB set forth in paragraphs (a), (b) and (c) of this Section 5.06, LSB shall as promptly as possible, and in any event within two business days after LSB first obtains knowledge of the receipt thereof, advise ONB orally and in writing of (i) any Acquisition Proposal or any request for information that LSB reasonably believes could lead to or contemplates an Acquisition Proposal or (ii) any inquiry LSB reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the Person making any such Acquisition Proposal or request or inquiry. In connection with any such Acquisition Proposal, request or inquiry, if there occurs or is presented to LSB any offer, material change, modification or development to a previously made offer, letter of intent or any other material development, LSB (or its outside counsel) shall (A) advise and confer with ONB (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (B) promptly upon receipt or delivery thereof provide ONB with true, correct and complete copies of any document or communication related thereto.

(e) Nothing contained in this Section 5.06 shall prohibit LSB from at any time taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the 1934 Act or from making any other disclosure to its shareholders or in any other regulatory filing if, in the good faith judgment of the LSB Board of Directors, after consultation with its outside counsel, failure to so disclose would be reasonably likely to result in a breach of their or LSB’s obligations under applicable law.

(f) For purposes of this Agreement, “Acquisition Proposal” shall mean (i) any inquiry, proposal or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) assets or businesses that constitute 20% or more of the revenues, net income or assets of LSB and its Subsidiaries, taken as a whole, or (B) 20% or more of any class of equity securities of LSB or any of its Subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of LSB or any of its Subsidiaries; (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving LSB, Bank or any of its other Subsidiaries pursuant to which any Person or the shareholders of any Person would own 20% or more of any class of equity securities of LSB, Bank, or any of LSB’s other Subsidiaries or of any resulting parent company of LSB or Bank; or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to ONB of the transactions contemplated hereby, other than the transactions contemplated hereby. For purposes of this Section 5.06, a “Person” shall include a natural Person, or any legal, commercial, or Governmental Authority, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any Person acting in a representative capacity.

(g) For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal (but changing the references to “20% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the LSB Board determines in good faith (after having received the advice of its financial advisors), to be (i) more favorable to the shareholders of LSB from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any break-up fees, expense reimbursement provisions and conditions to consummation and any changes to the financial terms of this Agreement proposed by ONB in response to such offer or otherwise)) and (ii) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory and other aspects of such proposal.

5.07 Press Releases. Unless prior notice and comment is not possible or practicable as the result of applicable law or any listing or exchange rule, neither LSB nor ONB will issue any press or news releases or make any other public announcements or disclosures relating to the Merger without providing a final copy of such press or news release to the other party and providing such party with a reasonable opportunity to comment on such press or news release.

5.08 Material Changes to Disclosure Schedules. LSB shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the LSB Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the LSB Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of LSB contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the LSB Disclosure Schedule unless ONB shall have first consented in writing with respect thereto.

5.09 Access; Information. ONB and LSB, and their representatives and agents, shall, upon reasonable notice to the other party, at all times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of the other party. ONB and LSB, and their representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of the other party and their Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal business operations of LSB or ONB or either of their Subsidiaries. Upon request, LSB and ONB will furnish the other party or its representatives or agents, their attorneys’ responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by ONB or LSB which has been or is developed by the other party, its auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by the other party of any claim of attorney-client privilege), and will permit ONB or LSB or their representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for LSB or ONB, as applicable, and such auditors and accountants will be directed to furnish copies of any reports or financial information as developed to ONB or LSB or its representatives or agents, as applicable. No investigation by ONB or LSB shall affect the representations and warranties made by LSB or ONB herein. Any confidential information or trade secrets received by ONB, LSB or their representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by ONB or LSB, as applicable, or at ONB’s or LSB’s request, returned to ONB or LSB, as applicable, in the event this Agreement is terminated as provided in Article VIII hereof. Additionally, any confidential information or trade secrets received by ONB or LSB, or either of their agents or representatives in the course of their examinations (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement (as defined in Section 11.09 hereof). This Section 5.09 will not require the disclosure of any information to ONB or LSB which would be prohibited by law. The ability of ONB or LSB to consult with any tax advisor (including a tax advisor independent from all other entities involved in the transactions contemplated hereby) shall not be limited by this Agreement in any way, provided that any such tax advisor is otherwise subject to and is bound by this Section 5.09. Notwithstanding anything herein to the contrary (other than the preceding sentence), except as reasonably necessary to comply with applicable securities laws, ONB and LSB (and each employee, representative or agent of ONB and LSB) may disclose to any and all Persons, without limitation of any kind, the tax treatment (as defined in Treas. Reg. § 1.6011-4) of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are or have been provided to ONB or LSB relating to such tax structure, provided that, in the case of any materials that contain information other than the tax treatment or tax structure of the transactions contemplated hereby (including, but not limited to, any information relating to the pricing or any cost of the transactions contemplated hereby or the identity of any party to the transactions contemplated hereby), this sentence shall apply to such materials only to the extent that such materials contain the tax treatment or tax structure of the transactions contemplated hereby and ONB and LSB shall take all action necessary to prevent the disclosure of such other information as otherwise provided herein. The immediately preceding sentence shall not be effective until the earliest of (a) the date of the public announcement of discussions relating to any of the transactions contemplated hereby, (b) the date of the public announcement of any of the transactions contemplated hereby or (c) the date of the execution of an agreement, with or without conditions, to enter into any of the transactions contemplated hereby.

5.10 Financial Statements. As soon as reasonably available after the date of this Agreement, LSB will deliver to ONB any additional audited consolidated financial statements which have been prepared on its behalf or at its direction, the monthly consolidated unaudited balance sheets and profit and loss statements of LSB prepared for its internal use, Bank’s Call Reports for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, “Subsequent LSB Financial Statements”). The Subsequent LSB Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or yearend adjustments). The Subsequent LSB Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect. As soon as internally available after the date of this Agreement, ONB will deliver to LSB any additional audited consolidated financial statements which have been prepared on its behalf or at its direction and the quarterly consolidated unaudited balance sheets and profit and loss statements of ONB (collectively, “Subsequent ONB Financial Statements”). The Subsequent ONB Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or yearend adjustments). The Subsequent ONB Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect.

5.11 Environmental.

(a) If requested by ONB, LSB will cooperate with an environmental consulting firm designated by ONB in connection with the conduct by such firm of a phase one and/or phase two environmental investigation on all real property owned or leased by LSB or any of its Subsidiaries as of the date of this Agreement, and any real property acquired or leased by LSB or any of its Subsidiaries after the date of this Agreement. ONB shall be responsible for the costs of the phase ones and, if any phase twos are determined to be advisable by the environmental consulting firm, LSB and ONB shall each be responsible for 50% of the costs of the phase twos.

(b) If the environmental consultant’s good faith estimate, based upon the results of the environmental studies and other diligence conducted by the environmental consultant, of the dollar amount, if any, that LSB and its Subsidiaries would be required to expend under applicable Environmental Laws for clean-up, remediation and penalties relating to pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products and any other materials regulated under the Environmental Laws with respect to LSB or its Subsidiaries owned or leased real properties or any adjoining properties, is in excess of $1.5 million, then ONB shall have the right to terminate this Agreement pursuant to Section 8.01(c)(iv), which termination shall be ONB’s sole remedy in such event.

5.12 Governmental Reports and Shareholder Information. Promptly upon its becoming available, LSB shall furnish to ONB one (1) copy of each financial statement, report, notice, or proxy statement sent by LSB to any Governmental Authority or to LSB’s shareholders generally and of each SEC Report filed by LSB, and of any order issued by any Governmental Authority in any proceeding to which LSB is a party. For purposes of this Agreement, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over the applicable party or its business, operations or properties.

5.13 Adverse Actions. LSB shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.01(a), (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

5.14 Short-Swing Trading Exception. LSB’s Board of Directors shall adopt such resolutions as are necessary to cause any shares of LSB Common Stock owned by executive officers and directors of LSB and canceled in the Merger to qualify for the exemptions provided in Rule 16b-3(d) under the 1934 Act.

5.15 Written Opinion of Financial Advisor. LSB shall receive as promptly as practicable the written fairness opinion of Sandler O’Neill that the Merger Consideration, as of the date of this Agreement, is fair to the shareholders of LSB from a financial point of view.

5.16 Securityholder Litigation. Each party shall notify the other party hereto in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of either party, threatened in writing, against it and/or the members of its Board of Directors (any such litigation and/or the executive officers or members of the Board of Directors of a party (a “Transaction Litigation”)), and shall keep the other party reasonably informed with respect to the status thereof. Each party shall give the other party the opportunity to participate in the defense or settlement of any Transaction Litigation, and, except to the extent required by applicable Law, neither party shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed).

5.17 Employee Benefits. Except as contemplated by Section 6.03(i) hereof, neither the terms of Section 6.03 hereof nor the provision of any employee benefits by ONB or any of its Subsidiaries to employees of LSB or any of its Subsidiaries shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of LSB or any of its Subsidiaries; or (b) prohibit or restrict ONB or its Subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

5.18 Disposition of Fully Insured Welfare Benefit and Sec. 125 Plans.

(a) All fully insured welfare benefit (including, but not limited to, health, dental/vision, life/AD&D, LTD), and Internal Revenue Code Section 125, or “cafeteria,” plans currently sponsored by LSB shall continue as separate plans after the Effective Time, until such time as ONB determines, in its sole discretion, that it will terminate any or all of such plans.

(b) As of the Effective Time LSB shall take, or cause to be taken, all actions necessary to assign any and all applicable group insurance policies to ONB and to provide ONB all necessary financial, enrollment, eligibility, contractual and other information related to its welfare benefit and cafeteria plans to assist ONB in the administration of such plans.

(c) From the date of this Agreement through the Effective Time LSB shall continue to: (i) pay the applicable insurance premiums necessary to continue the benefits under LSB’s fully insured welfare benefit plans; and (ii) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from compensation.

(d) As of the date of any future termination of the LSB cafeteria plan, the benefit and compensation deferral elections in effect at that time shall be continued under the ONB cafeteria plan, subject to subsequent changes as provided in the ONB cafeteria plan.

5.19 Lafayette Savings Bank 401(k) Plan. Prior to the Effective Time:

(a) LSB, by resolution of its directors, shall terminate the Lafayette Savings Bank 401(k) Plan (the “401(k) Plan”) as of the day before the Effective Time. LSB shall also amend the 401(k) Plan as of the day before the Effective Time to provide that no distributions of accrued benefits shall be made from the 401(k) Plan, or its related trust, subsequent to the termination date and until such time as the Internal Revenue Service issues a favorable determination letter to the effect that the 401(k) Plan termination does not adversely affect the 401(k) Plan’s qualification for favorable income tax treatment under the Code, other than distributions required by the terms of the 401(k) Plan to be made upon the retirement, death, disability, or termination of employment of a 401(k) Plan participant, or any other event other than the 401(k) Plan termination that requires a distribution of benefits from the 401(k) Plan. As soon as practicable after the Closing Date, ONB shall prepare and file with the IRS a request for a determination letter to the effect that the 401(k) Plan termination does not adversely affect its favorable tax-qualified status. ONB shall not take any action or refrain from taking any action that would delay the receipt of such favorable determination letter. Upon receipt of such favorable determination letter, ONB shall promptly process distributions to participants and beneficiaries with respect to the 401(k) Plan.

(b) LSB shall continue to make all non-discretionary employer contributions which it is required to make to the 401(k) Plan, including elective deferral contributions of those 401(k) Plan participants who are employed by LSB or its Subsidiaries, as well as an employer matching contribution of no more than 4% of each 401(k) Plan participant’s salary, which may need to be made post-Closing under the terms of the 401(k) Plan. In addition, LSB shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to LSB as described in ERISA Sec. 412; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the 401(k) Plan.

5.20 LSB ESOP. Prior to the Effective time:

(a) LSB, by resolution of its directors, shall terminate the ESOP as of the day before the Effective Time. LSB shall also amend the ESOP as of the day before the Effective Time to provide that no distributions of accrued benefits shall be made from the ESOP, or its related trust, subsequent to the termination date and until such time as the Internal Revenue Service issues a favorable determination letter to the effect that the ESOP termination does not adversely affect the ESOP’s qualification for favorable income tax treatment under the Code, other than distributions required by the terms of the ESOP to be made upon the retirement, death, disability, or termination of employment of an ESOP participant, or any other event other than the ESOP termination that requires a distribution of benefits from the ESOP. As soon as practicable after the Closing Date, ONB shall file with the IRS a request for a determination letter to the effect that the ESOP termination does not adversely affect its favorable tax-qualified status. ONB shall not take any action or refrain from taking any action that would delay the receipt of such favorable determination letter. Upon receipt of such favorable determination letter, ONB shall promptly process distributions to participants and beneficiaries with respect to the ESOP.

(b) LSB shall continue to make all non-discretionary employer contributions which it is required to make to the ESOP. In addition, LSB shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to LSB as described in ERISA Sec. 412; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the ESOP.

5.21 Deferred Compensation Agreement. The Bank shall terminate the Amended and Restated Deferred Compensation Agreement between Lafayette Savings Bank, FSB and Randolph F. Williams (the “Deferred Compensation Agreement”) in accordance with Treasury Regulation §1.409A-3(j)(4)(ix)(B). Accrued benefits under the Deferred Compensation Agreement will be distributed to Mr. Williams on the Effective Time.

5.22 LSB Stock Option Plans. From and after the date of this Agreement, LSB shall not award any additional equity grants or awards of any kind under any of the LSB Stock Option Plans or under any other arrangement. Prior to the Effective Time, LSB shall use its best efforts, including using its best efforts to obtain any necessary consents from optionees, with respect to the LSB Stock Option Plans to permit the conversion of each outstanding Stock Option into cash as provided in Section 2.01(b). LSB shall take action prior to the Effective Time to cause the freezing and/or termination of the LSB Stock Option Plans, as applicable, immediately after payment of Options as provided in Section 2.01(b).

5.23 LSB Incentive Plans. Immediately on or prior to the Effective Time, LSB shall, subject to the occurrence of the Effective Time, terminate the Lafayette Savings Bank Management Incentive Plan, and any amounts accrued thereunder shall be paid in a lump sum on or prior to the Effective Time.

ARTICLE VI.

COVENANTS OF ONB

ONB covenants and agrees with LSB as follows:

6.01 Other Approvals. ONB shall have primary responsibility for the preparation, filing and costs of all bank regulatory applications require for consummation of the Merger, and shall file such applications as promptly as practicable and in the most expeditious manner practicable, and in any event, within thirty (30) days after the execution of this Agreement. ONB shall provide to LSB’s counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. ONB shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to ONB, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

6.02 SEC Registration.

(a) ONB shall file with the SEC as promptly as practicable and in the most expeditious manner practicable a Registration Statement on an appropriate form under the 1933 Act covering the shares of ONB Common Stock to be issued pursuant to this Agreement and shall use its best reasonable efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to ONB and LSB, prepared for use in connection with the meeting of shareholders of LSB referred to in Section 5.01 hereof, all in accordance with the rules and regulations of the SEC. ONB shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents or approvals required for the issuance of ONB Common Stock.

(b) Any materials or information provided by ONB for use in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

(c) ONB will use reasonable best efforts to list for trading on NASDAQ Global Market (subject to official notice of issuance) prior to the Effective Time, the shares of ONB Common Stock to be issued in the Merger.

6.03 Employee Benefit Plans.

(a) ONB shall make available to the officers and employees of LSB or any Subsidiary who continue as employees of LSB or any Subsidiary after the Effective Time (“Continuing Employees”), substantially the same employee benefits on substantially the same terms and conditions as ONB offers to similarly situated officers and employees. Continuing Employees will receive credit for prior service with LSB or its Subsidiaries, or their predecessors, for purposes of eligibility and vesting under the employee benefit plans of ONB and its Subsidiaries. To the extent that ONB determines, in its sole discretion, that LSB’s employee benefit plans should be terminated, Continuing Employees shall become eligible to participate in ONB’s employee benefit plans as soon as reasonably practicable after termination. In the event that ONB determines, in its sole discretion, to terminate the LSB health plan, retirees of LSB and any Subsidiary who are participating in the LSB health plan as of the date it is terminated (“Eligible Retirees”) will be eligible to participate in the ONB health plans in accordance with terms of the ONB health plans. Continuing Employees who become covered under the health or dental plans of ONB shall not be subject to any waiting periods or additional pre-existing condition limitations under the health and dental plans of ONB or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of LSB. Eligible Retirees who become covered under the health plan of ONB shall not be subject to any waiting periods or additional pre-existing condition limitations under the health plan of ONB or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health plan of LSB. To the extent that the initial period of coverage for Continuing Employees or any Eligible Retirees under age 65 under any such ONB employee benefit plans is not a full 12-month period of coverage, Continuing Employees and any Eligible Retirees under age 65 shall be given credit under the applicable plan for any deductibles and co-insurance payments made by such Continuing Employees and any Eligible Retirees under age 65 under the corresponding LSB plan during the balance of such 12-month period of coverage provided that ONB can obtain, in a manner satisfactory to ONB, as determined in its sole discretion, the necessary data.

(b) As of the Effective Time, subject to applicable law and the requirements of the Old National Bancorp Employee Stock Ownership and Savings Plan (“ONB KSOP”), ONB shall amend as necessary the ONB KSOP so that, (i) from and after the Effective Time, Continuing Employees will accrue benefits pursuant to the ONB KSOP, and (ii) Continuing Employees participating in the ONB KSOP shall receive credit for eligibility and vesting purposes, for the service of such employees with LSB and its Subsidiaries or their predecessors prior to the Effective Time, as if such service were with ONB or its Subsidiaries.

(c) In accordance with Section 6.03(a) hereof, after the Effective Time, ONB shall continue to maintain all fully insured employee welfare benefit, and cafeteria, plans currently in effect at the Effective Time, until such time as ONB determines, in its sole discretion, to modify or terminate any or all of those plans. Claims incurred under the employee welfare benefit and cafeteria plans prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.

(d) As of the Effective Time, LSB’s PTO policy shall terminate and all Continuing Employees shall be subject to ONB’s vacation and sick time policies. Notwithstanding the foregoing, all accrued and unpaid PTO time of employees of LSB or a Subsidiary at the Effective Time, up to but not beyond one hundred sixty (160) hours per Continuing Employee, shall be carried over to ONB’s vacation and sick time policies.

(e) After the Effective Time, mileage for Continuing Employees’ business-related travel shall be reimbursed according to ONB’s reimbursement policy for mileage, consistent with the applicable provisions of the Code.

(f) Until the Effective Time, LSB or a Subsidiary of LSB, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Section 601 through 609 of

ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. ONB or an ONB Subsidiary, whichever is applicable, shall after the Effective Time be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of LSB or a Subsidiary of LSB who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of LSB or a Subsidiary of LSB who incurs a qualifying event before the Effective Time.

(g) With the exception of the employees referenced in Sections 6.03(h) and 6.03(i) of this Agreement, those employees of LSB or any Subsidiary as of the Effective Time whom ONB or its subsidiaries elect not to employ after the Effective Time or who are terminated within twelve months from the Effective Time due to Involuntary Termination (“Separated Employees”) shall be entitled to severance benefits equal to: (i) 1 week of annual base pay for each year of service with a minimum of 5 weeks of annual base pay and a maximum of 26 weeks of annual base pay for those employees with an annual base pay of $55,100 or less; (ii) 1.25 weeks of annual base pay for each year of service with a minimum of 8 weeks of annual base pay and a maximum of 32 weeks of annual base pay for those employees with an annual base pay of $55,101 to $94,499; or (iii) 1.5 weeks of annual base pay for each year of service with a minimum of 12 weeks of annual base pay and a maximum of 39 weeks of annual base pay for those employees with an annual base pay of $95,000 or more. For the purpose of this subsection Involuntary Termination means termination due to: (1) a reduction in force or other permanent lack of work, as determined by ONB; (2) a reorganization or consolidation of or within ONB or its subsidiaries that eliminates the employee’s position, or (3) the closing or divesture of an ONB facility or business location. Notwithstanding the foregoing, a Separated Employee will not be considered to have incurred an Involuntary Termination where he or she was offered both a reasonable comparable position and reasonably comparable pay, as determined by ONB, within ONB or any of its subsidiaries or any successor company with pay that was to be at least ninety percent (90%) of his or her compensation at the time of termination and where such comparable position was within a reasonable commuting distance of thirty-five (35) miles of the Separated Employee’s primary residence. Any severance payment under this subsection will be subject to and conditioned upon the Separated Employee’s execution of a severance agreement, in a form acceptable to ONB, that includes a full release of all federal and state law claims against LSB or any Subsidiary and against ONB or any of its Subsidiaries arising out of the Separated Employee’s employment, including any claims based on discrimination. In addition, in order to receive any severance payments under this subsection, a Separated Employee must work until the termination date specified by ONB or any of its subsidiaries. A year of service will be determined based on each Separated Employees’ employment anniversary date and will include service with LSB or its Subsidiaries and ONB or its Subsidiaries. Credit will be given for partial years of service by rounding up a Separated Employee with a fractional year of service of six months of service or more to the next full year and rounding down any Separated Employee with a fractional year of service that is less than six months of service. For example, a Separated Employee with ten years and 7 months of service will be credited with eleven years of service for purposes of determining his or her severance pay. A Separated Employee with ten years and 4 months of service will be credited with ten years of service for purposes of determining his or her severance pay. Effective as of the day following the day which is twelve months after the Effective Time, all LSB employees who become employees of ONB will be subject to the severance policies, if any, of ONB in effect at their time of termination without regard to this Section 6.03(g). Nothing in this Section shall be deemed to limit or modify ONB’s at-will employment policy.

(h) ONB shall, on or before the Effective Time, offer a Mutual Termination of Employment Agreement with Mary Jo David substantially in the form of Exhibit 6.03(h) hereof. The benefits payable at the Closing under that agreement shall be paid to the estate of Mary Jo David if she dies before the Closing; subject to and contingent upon the Closing of the Merger.

(i) ONB shall, on or before the Effective Time, offer a Mutual Termination of Employment Agreement with Randolph F. Williams substantially in the form of Exhibit 6.03(i) hereof. The benefits payable at the Closing under that agreement shall be paid to the estate of Randolph F. Williams if he dies before the Closing; subject to and contingent upon the Closing of the Merger.

(j) ONB shall authorize the payment of and pay retention bonuses upon reaching certain milestones to selected employees of LSB identified by ONB and LSB, in amounts to be agreed to by LSB and ONB; provided, however, that the aggregate cost of the retention bonuses shall not exceed the amount set forth in the ONB Disclosure Schedule.

6.04 Adverse Actions. ONB shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.02(a), (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

6.05 D&O Insurance. ONB shall cause the individuals serving as officers and directors of LSB and Bank immediately before the Effective Time to be covered for a period of two (2) years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by LSB (provided that ONB may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to such officers and directors than such policy) with respect to acts or omissions occurring before the Effective Time; provided, further, that in no event shall ONB be required to expend pursuant to this Section 6.05 more than an amount per year equal to 200% of the annual premiums paid by LSB as of the Effective Time for such insurance; provided, however, that if the cost exceeds such limit, ONB shall use its reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

6.06 Short-Swing Trading Exemption. Prior to the Closing Date, the Board of Directors of ONB shall adopt such resolutions as necessary to cause any shares of ONB Common Stock to be received by executive officers and directors of LSB as part of the Merger Consideration to qualify for the exemptions provided in Rule 16b-3(d) under the 1934 Act.

6.07 Material Changes to ONB Disclosure Schedules. ONB shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the ONB Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the ONB Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of ONB contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the ONB Disclosure Schedule unless LSB shall have first consented in writing with respect thereto.

6.08 Governmental Report and Shareholder Information. Promptly upon its becoming publicly available, ONB shall furnish to LSB one (1) copy of each financial statement, report, notice, or proxy statement sent by ONB to any Governmental Authority or to ONB’s shareholders generally and of each SEC Report filed by ONB with the SEC or any successor agency, and of any order issued by any Governmental Authority in any proceeding to which ONB is a party.

ARTICLE VII.

CONDITIONS PRECEDENT TO THE MERGER

7.01 ONB. The obligation of ONB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:

(a) Representations and Warranties at Effective Time. Each of the representations and warranties of LSB contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time

(except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of LSB, except for Section 3.03(a) hereof, shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of LSB, has had or would result in a Material Adverse Effect on LSB.

(b) Covenants. Each of the covenants and agreements of LSB shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c) Deliveries at Closing. ONB shall have received from LSB at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to ONB, set forth in Section 10.02(b) hereof.

(d) Registration Statement Effective. ONB shall have registered its shares of ONB Common Stock to be issued to shareholders of LSB in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Board of Directors of ONB reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on LSB or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that ONB would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

(f) Shareholder Approval. The shareholders of LSB shall have approved and adopted this Agreement as required by applicable law and its Articles of Incorporation.

(g) Officers’ Certificate. LSB shall have delivered to ONB a certificate signed by its President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of LSB contained in Article III are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.01(a) above; (ii) all the covenants of LSB have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) LSB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h) Tax Opinion. The Board of Directors of ONB shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content reasonably satisfactory to ONB, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of LSB, except with respect to the Cash Consideration and the cash received by the shareholders of LSB for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.03 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i) 280G Opinion. ONB shall have received a letter of tax advice, in a form satisfactory to ONB and at its expense, from LSB’s outside, independent certified public accountants to the effect that any amounts that are paid by LSB before the Effective Time, or required under LSB’s Plans or this Agreement to be paid at or after the Effective Time, to Persons who are disqualified individuals in respect of LSB, its Subsidiaries or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code.

(j) Material Proceedings. None of ONB, LSB, or either of their Subsidiaries, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger, which has not been resolved prior to the Effective Time.

(k) Listing. The shares of ONB Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(l) LSB Consolidated Shareholders’ Equity. As of the end of the month prior to the Effective Time, the LSB Consolidated Shareholders’ Equity (as such term is defined below), shall not be less than $37.5 million. “LSB Consolidated Shareholders’ Equity” shall be the consolidated shareholders’ equity of LSB less the net accumulated other comprehensive income/(loss) as of the Computation Date, determined in accordance with GAAP, to which shall be added the following amounts (which amounts shall also be calculated in accordance with GAAP): (i) any accruals, reserves, or charges resulting from expenses of the Merger and other transactions contemplated by this Agreement, and (ii) any accruals, reserves or charges taken by LSB at the request of ONB pursuant to Section 5.05 hereof.

7.02 LSB. The obligation of LSB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by LSB:

(a) Representations and Warranties at Effective Time. Each of the representations and warranties of ONB contained in this Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of ONB shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of ONB, has had or would result in a Material Adverse Effect on ONB.

(b) Covenants. Each of the covenants and agreements of ONB shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c) Deliveries at Closing. LSB shall have received from ONB at the Closing the items and documents, in form and content reasonably satisfactory to LSB, listed in Section 10.02(a) hereof.

(d) Registration Statement Effective. ONB shall have registered its shares of ONB Common Stock to be issued to shareholders of LSB in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the ONB and no stop order shall have been issued or threatened.

(e) Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(f) Shareholder Approvals. The shareholders of LSB shall have approved and adopted this Agreement as required by applicable law and such entity’s Articles of Incorporation.

(g) Officers’ Certificate. ONB shall have delivered to LSB a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of ONB contained in Article IV are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.02(a) above; (ii) all the covenants of ONB have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) ONB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h) Tax Opinion. The Board of Directors of LSB shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content reasonably satisfactory to LSB, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of LSB, except with respect to cash received by the shareholders of LSB for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.03 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i) Listing. The shares of ONB Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(j) Material Proceedings. None of ONB, LSB, or any Subsidiary of ONB or LSB, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger, which has not been resolved prior to the Effective Time.

ARTICLE VIII.

TERMINATION OF MERGER

8.01 Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, only as follows:

(a) by the mutual written consent of ONB and LSB;

(b) by either of LSB or ONB by written notice to the other:

(i) if the Agreement and the Merger are not approved by the requisite vote of the shareholders of LSB at the meeting of shareholders of LSB contemplated in Section 5.01;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment or injunction or taken any other action that permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction or other action shall have become final and non-appealable or if any consent or approval of any Governmental Authority whose consent or approval is required to consummate the Merger has been denied and such denial has become final and non-appealable; or

(iii) if the consummation of the Merger shall not have occurred on or before March 31, 2015 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party whose breach of any provision of this Agreement causes the failure of the Merger to occur on or before the Outside Date;

(c) by written notice from ONB to LSB, if:

(i) any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.01 not being satisfied prior to the Outside Date;

(ii) LSB breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01, and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by LSB within 20 business days after LSB’s receipt of written notice of such breach from ONB;

(iii) there has been a Material Adverse Effect on LSB on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement; or

(iv) ONB elects to exercise its right to terminate pursuant to Section 5.11.

(d) by written notice from LSB to ONB, if:

(i) any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.02 not being satisfied prior to the Outside Date;

(ii) ONB breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02 and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by ONB within 20 business days after ONB’s receipt of written notice of such breach from LSB; or

(iii) there has been a Material Adverse Effect on ONB on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement.

(iv) by written notice of ONB to LSB:

(e) if the LSB Board of Directors shall fail to include its recommendation to approve the Merger in the proxy statement/prospectus;

(i) in the event of an Adverse Recommendation Change or an Adverse Recommendation Change Notice;

(ii) if the LSB Board shall approve any Acquisition Proposal or publicly recommend that the holders of LSB Common Stock accept or approve any Acquisition Proposal; or

(iii) if LSB shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal; or

(iv) if the LSB Board fails to publicly reaffirm its recommendation of this Agreement, the Merger or the other transactions contemplated by this Agreement within five business days of a written request by ONB to provide such reaffirmation.

(f) by written notice by ONB to LSB if a quorum could not be convened at the meeting of shareholders of LSB contemplated in Section 5.01 or at a reconvened meeting held at any time prior to or on the Outside Date.

(g) by written notice by LSB to ONB if, and only if both of the following conditions are satisfied at any time during the five-day period commencing on the Determination Date, such termination to be effective on the tenth day following the Determination Date:

(i) The ONB Market Value on the Determination Date is less than $10.98; and

(ii) the number obtained by dividing the ONB Market Value by the Initial ONB Market Value shall be less than the number obtained by dividing (x) the Final Index Price by (y) the Initial Index Price minus 0.20;

subject, however, to the following three sentences. If LSB elects to exercise its termination right pursuant to this Section 8.01(g), it shall give prompt written notice thereof to ONB. During the five business day period commencing with its receipt of such notice, ONB shall have the option to increase the Exchange Ratio to equal the lesser of (x) a quotient, the numerator of which is equal to the product of the Initial ONB Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.20 and the denominator of which is equal to the ONB Market Value on the Determination Date; or (y) the quotient determined by dividing the Initial ONB Market Value by the ONB Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If within such five business day period, ONB delivers written notice to LSB that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies LSB of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.01(g), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified). For purposes of clarification, the adjustments to the Exchange Ratio contemplated by Sections 2.02 of this Agreement shall be calculated and applied subsequent to any adjustment to the Exchange Ratio pursuant to this Section 8.01(g).

For purposes of this Section 8.01(g), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period).”

“Final Index Price” means the average of the daily closing value of the Index for the five consecutive trading days immediately preceding the Determination Date.”

“Index” means the NASDAQ Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the NASDAQ Bank Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial ONB Market Value” means $13.73, adjusted as indicated in the last sentence of this Section 8.01(g).

“Initial Index Price” means the closing value of the Index on the date of this Agreement.

“ONB Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of ONB Common Stock as reported on the NASDAQ Global Market for the ten (10) consecutive trading days immediately preceding such specified date.

If ONB or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.01(g).

8.02 Effect of Termination.

(a) Subject to the remainder of this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of ONB or LSB and each of their respective directors, officers, employees, advisors, agents, or shareholders and all rights and obligations of any party under this Agreement shall cease, except for the agreements contained in this Section 8.02 and Section 11.11, which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing contained in this Section 8.02(a), except for the fees payable pursuant to subsections (b), (c) or (d), shall relieve any party hereto from liabilities or damages arising out of any fraud or intentional breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

(b) LSB shall pay to ONB an amount in cash equal to $3.0 million (the “Termination Fee”) if:

(i) this Agreement is terminated by ONB pursuant to Section 8.01(e); or

(ii) this Agreement is terminated by either party pursuant to Section 8.01(b)(i) as a result of the failure of LSB’s shareholders to approve the Agreement and the Merger by the requisite vote or by ONB pursuant to Section 8.01(f) and, in each case, prior to the date that is twelve months after such termination LSB or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is made or consummated before or after termination of this Agreement); or

(iii) this Agreement is terminated by either LSB or ONB pursuant to Section 8.01(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is twelve months after such termination, LSB or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated.

(c) Any fee due under Section 8.02(b) shall be paid by LSB by wire transfer of same day funds:

(i) in the case of Section 8.02(b)(i), concurrently with such termination; and

(ii) in the case of Section 8.02(b)(ii) or Section 8.02(b)(iii), on the earlier of the date LSB enters into such Acquisition Agreement or consummates such Acquisition Proposal.

(d) In the event that LSB owes the Termination Fee and/or fees and expenses to ONB pursuant Sections 8.02(b), then the payment of such amounts shall be the sole and exclusive remedy for those termination events and shall constitute liquidated damages. LSB acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, ONB would not have entered into this Agreement. Accordingly, if LSB fails promptly to pay the amounts due pursuant to this Section 8.02, and, in order to obtain such payment, ONB commences a suit that results in a judgment against LSB for the amounts set forth in this Section 8.02, LSB shall pay to ONB its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.02 at the national prime rate in effect on the date such payment was required to be made.

ARTICLE IX.

EFFECTIVE TIME OF THE MERGER

Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective on the day and at the time (the “Closing Date”) specified in the Articles of Merger of ONB and LSB as filed with the Indiana Secretary of State (the “Effective Time”). Unless otherwise mutually agreed to by the parties hereto, the Effective Time will occur on the last business day of the month following (a) the fulfillment of all conditions precedent to the Merger set forth in Article VII of this Agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger.

ARTICLE X.

CLOSING

10.01 Closing Date and Place. So long as all conditions precedent set forth in Article VII hereof have been satisfied and fulfilled, the closing of the Merger (the “Closing”) will take place at the Effective Time at a location to be reasonably determined by ONB.

10.02 Deliveries.

(a) At the Closing, ONB will deliver to LSB the following:

(i) the officers’ certificate contemplated by Section 7.02(g) hereof;

(ii) copies of all approvals by government regulatory agencies necessary to consummate the Merger;

(iii) copies of the resolutions adopted by the Board of Directors of ONB certified by the Secretary of ONB relative to the approval of this Agreement and the Merger;

(iv) the tax opinion required by Section 7.01(h) hereof; and

(v) such other documents as LSB or its legal counsel may reasonably request.

(b) At the Closing, LSB will deliver to ONB the following:

(i) the officers’ certificate contemplated by Section 7.01(g) hereof;

(ii) copies of the resolutions adopted by the Board of Directors and shareholders of LSB certified by the Secretary of LSB relative to the approval of this Agreement and the Merger;

(iii) the opinion required by Section 7.01(i) hereof;

(iv) the tax opinion required by Section 7.02(h) hereof;

(v) a certification of the LSB Consolidated Shareholders Equity as of the end of the month prior to the Effective Time from LSB’s outside, independent certified public accountants; and

(vi) other documents as ONB or its legal counsel may reasonably request.

ARTICLE XI.

MISCELLANEOUS

11.01 Effective Agreement. This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations of the respective parties hereto under this Agreement may be assigned by any party hereto without the prior written consent of the other parties hereto. The representations, warranties, covenants and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other Persons, except for Section 11.08 hereof, other than the right of LSB, on behalf of its shareholders, to pursue damages in the event of fraud or an intentional breach of this Agreement as provided in Section 8.02(a) hereof.

11.02 Waiver; Amendment. The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

(a) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

11.03 Notices. All notices, requests and other communications hereunder will be in writing (which will include telecopier communication) and will be deemed to have been duly given if delivered by hand and receipted for, delivered by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:

If to ONB:	with a copy to (which will not constitute notice):

Old National Bancorp	Krieg DeVault LLP
One Main Street Evansville, Indiana 47708	One Indiana Square Suite 2800
ATTN: Jeffrey L. Knight, Executive	Indianapolis, Indiana 46204
Vice President, Corporate Secretary	ATTN: Michael J. Messaglia
and Chief Legal Counsel Fax: (812) 468-0399	Fax: (317) 636-1507

If to LSB:	with a copy to (which will not constitute notice):

LSB Financial Corp.	Barnes & Thornburg LLP
101 Main Street	11 South Meridian Street
Lafayette, Indiana 47901	Indianapolis Indiana 46204
ATTN: Randolph F. Williams, President and Chief Executive Officer Fax: (765) 742-1064	ATTN: Claudia V. Swhier Fax: (317) 231-7433

or such substituted address or Person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

11.04 Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

11.05 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

11.06 Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by facsimile, each of which will be an original, but such counterparts shall together constitute one and the same instrument.

11.07 Governing Law; Enforcement; Specific Performance; Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits and proceedings between the parties hereto relating to this Agreement shall be filed, tried and litigated only in the Circuit or Superior Courts of Marion County, Indiana or the United States District Court for the Southern Division. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTION AGREEMENTS.

11.08 Indemnification.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of LSB and its Subsidiaries as provided in its charters or by-laws and any existing indemnification agreements or arrangements of LSB described in the LSB Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall be honored by ONB for a period of six (6) years after the Effective Time with respect to acts or omissions of such individuals occurring or alleged to occur at or prior to the Effective Time.

(b) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of LSB (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of LSB or its predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best reasonable efforts to defend against and respond thereto.

(c) ONB shall cause any successor, whether by consolidation, merger or transfer of substantially all of its properties or assets, to comply with its obligations under this Article. The provisions of this Article shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and other Person named herein and his or her heirs and representatives.

11.09 Entire Agreement. This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein and except for the Confidentiality Agreement dated February 14, 2014, by and between LSB and ONB (the “Confidentiality Agreement”). Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or Exhibits hereto.

11.10 Survival of Representations, Warranties or Covenants. Except as set forth in the following sentence, none of the representations, warranties or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter ONB, LSB and all the respective directors, officers and employees of ONB and LSB will have no further liability with respect thereto. The covenants contained in Section 8.02 shall survive termination of this Agreement. The covenants contained in Section 11.08 shall survive the Effective Time.

11.11 Expenses. Except as provided elsewhere in this Agreement, each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby.

11.12 Certain References. Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa, and the masculine or neuter gender shall include the masculine, feminine and neuter genders. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term “business day” will mean any day except Saturday and Sunday when Old National Bank, in Evansville, Indiana, is open for the transaction of business.

11.13 Disclosure Schedules. The mere inclusion of an item in a party’s Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by such party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect. Further, while each party will use commercially reasonable efforts to specifically reference each Section of this Agreement under which such disclosure is made pursuant to such party’s Disclosure Schedule, any information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section of this Agreement in such party’s Disclosure Schedule unless it is reasonably apparent the disclosed information relates to another Section or Sections of this Agreement notwithstanding the absence of a specific cross-reference.

[Signature Page Follows]

IN WITNESS WHEREOF, ONB and LSB have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

OLD NATIONAL BANCORP

By:	/s/ Robert G. Jones
Robert G. Jones, President and Chief Executive Officer

LSB FINANCIAL CORP.

By:	/s/ Randolph F. Williams
Randolph F. Williams, President and
Chief Executive Officer

EXHIBIT A

VOTING AGREEMENT

Each of the undersigned directors of LSB Financial Corp. (“LSB”) hereby agrees in his or her individual capacity as a shareholder to vote his or her shares of LSB Common Stock that are registered in his or her personal name (and agrees to use his or her reasonable efforts to cause all additional shares of LSB Common Stock owned jointly by him or her with any other person or by his or her spouse or over which he or she has voting influence or control to be voted) in favor of the Agreement and Plan of Merger by and between Old National Bancorp and LSB, dated                     , 2014 (the “Agreement”). In addition, each of the undersigned directors hereby agrees not to make any transfers of shares of LSB with the purpose of avoiding his or her agreements set forth in the preceding sentence and agrees to cause any transferee of such shares to abide by the terms of this Voting Agreement. Each of the undersigned is entering into this Voting Agreement solely in his or her capacity as an individual shareholder and, notwithstanding anything to the contrary in this Voting Agreement, nothing in this Voting Agreement is intended or shall be construed to require any of the undersigned, in his or her capacity as a director of LSB, to act or fail to act in accordance with his or her fiduciary duties in such director capacity. Furthermore, none of the undersigned makes any agreement or understanding herein in his or her capacity as a director of LSB. Notwithstanding any contrary provision herein, this Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earliest of (a) the consummation of the Merger (as defined in the Agreement); (b) the termination of the Agreement in accordance with its terms; or (c) the taking of such action whereby a majority of LSB’s Board of Directors, in accordance with the terms and conditions of Section 5.06 of the Agreement, withdraws its favorable recommendation of the Agreement to its shareholders. This Voting Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

Dated this             day of                     , 2014.

James A. Andrew	Mariellen M. Neudeck

Stephen E. Belter	Thomas B. Parent

Kenneth P. Burns	Jeffrey A. Poxon

Sarah R. Byrn	Charles W. Shook

Mary Jo David	Randolph F. Williams

Philip W. Kemmer

Exhibit 1.01(e)(i)

ARTICLES OF MERGER

OF

LSB FINANCIAL CORP.

(An Indiana Corporation)

WITH AND INTO

OLD NATIONAL BANCORP

(An Indiana Corporation)

In compliance with the requirements of the Indiana Business Corporation Law, as amended (the “Act”), the undersigned corporations, desiring to effect a merger, set forth the following facts:

Article I

SURVIVING CORPORATION

Section 1. The corporation surviving the merger is Old National Bancorp (the “Surviving Corporation”). The Surviving Corporation’s name has not been changed as a result of the merger and will remain “Old National Bancorp.”

Section 2. The Surviving Corporation is a domestic corporation existing pursuant to the provisions of the Act, was incorporated in Indiana on July 19, 1982, and will maintain its principal office at One Main Street, Evansville, Vanderburgh County, Indiana 47708.

Article II

MERGING CORPORATION

The name, state of incorporation and date of incorporation of the corporation, other than the Surviving Corporation, which is a party to the merger is as follows:

LSB Financial Corp.

(Name of Corporation)

Indiana	September 16, 1994
(State of Domicile)	(Date of Incorporation)

Article III

PLAN OF MERGER

The Plan of Merger (the “Agreement”) dated                 , 20     , containing such information as required by the Act, is set forth in Exhibit A attached hereto and made a part hereof.

Article IV

MANNER OF ADOPTION AND VOTE

Section 1. Action by Surviving Corporation

A. Action by Directors. The Agreement was adopted at a meeting of the Board of Directors of Old National Bancorp duly held and convened on                 , 2014.

B. Vote of Shareholders. Approval by Old National Bancorp’s shareholders of the merger contemplated by the Agreement is not required, pursuant to Section 23-1-40-3(g) of the Act.

Section 2. Action by Merging Corporation

A. Action by Directors. The Agreement was adopted at a meeting of the Board of Directors of LSB Financial Corp. duly held and convened on                 , 2014.

B. Vote of Shareholders. With respect to LSB Financial Corp., the designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the merger, and number of shares voted in favor or against or having abstained as to the merger are set forth below:

Designation of Voting Group	Common Stock
Number of Outstanding Shares

Number of Votes Entitled to be Cast

Shares Voted in Favor

Shares Voted Against

Shares Abstained

The number of votes cast for approval of the Agreement by the shareholders of LSB Financial Corp. was sufficient for approval thereof.

Article V

EFFECTIVE DATE AND TIME

The effective date and time of the merger hereby effectuated shall be     :             .m. Eastern                 Time,                  , 20        .

* * *

IN WITNESS WHEREOF, the undersigned Surviving Corporation and Merging Corporation, by their respective Presidents, acting for and on behalf of such corporations, hereby execute these Articles of Merger; and each of such corporations certifies to the truth of the facts and acts relating to it and the action taken by its respective Board of Directors and shareholders.

Dated this              day of                , 20    .

OLD NATIONAL BANCORP
(“Surviving Corporation”)

By:
Robert G. Jones, President and Chief Executive Officer

LSB FINANCIAL CORP.
(“Merging Corporation”)

By:
Randolph F. Williams, President and Chief Executive Officer

Exhibit 1.01(e)(ii)

EXHIBIT A

to Articles of Merger

PLAN OF MERGER

THIS PLAN OF MERGER (the “Agreement”) is made and entered into this             day of             , 20        by and between Old National Bancorp (“ONB” or the “Surviving Corporation”) and LSB Financial Corp. (“LSB” or the “Merging Corporation”).

W I T N E S S E T H:

WHEREAS, ONB is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended, with its principal office located in Evansville, Vanderburgh County, Indiana; and

WHEREAS, LSB is an Indiana corporation registered as a savings and loan holding company under the Home Owners Loan Act of 1933, as amended, with its principal office located in Lafayette, Tippecanoe County, Indiana; and

WHEREAS, ONB and LSB seek to affiliate through a corporate reorganization whereby LSB will merge with and into ONB; and

WHEREAS, pursuant to a separate Agreement and Plan of Merger (the “Merger Agreement”), dated June 3, 2014, LSB has agreed to merge with and into ONB; and

WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of LSB with and into ONB, and the mode of carrying such merger into effect as follows:

ARTICLE I

THE MERGER

Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined herein), LSB shall be merged with and into and under the Articles of Incorporation of ONB (the “Merger”). ONB shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana. At the Effective Time, the separate corporate existence of LSB shall cease.

ARTICLE II

THE SURVIVING CORPORATION

Section 2.1 Name and Offices. Upon and following the Effective Time of the Merger, the name of the Surviving Corporation shall be Old National Bancorp, and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business

Corporation Law (the “IBCL”). The principal office of the Surviving Corporation shall be located at One Main Street, Evansville, Vanderburgh County, Indiana until such time as the Board of Directors designates otherwise.

Section 2.2 Authorized Shares. The total number of shares that ONB shall have authority to issue is 150,000,000 shares of common stock and 2,000,000 shares of preferred stock.

Section 2.3 Directors of the Surviving Corporation. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of ONB at the Effective Time and until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director.

Section 2.4 Officers of the Surviving Corporation. The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office.

Section 2.5 Articles of Incorporation and Bylaws.

(a) Articles of Incorporation. The Articles of Incorporation of ONB in existence at the Effective Time shall remain the Articles of Incorporation of the Surviving Corporation following the Effective Time, until such Articles of Incorporation shall be amended or repealed as provided therein or by applicable law.

(b) Bylaws. The Bylaws of ONB in existence at the Effective Time shall remain the Bylaws of the Surviving Corporation following the Effective Time, until such Bylaws shall be amended or repealed as provided therein or by applicable law.

Section 2.6 Effect of the Merger. At the Effective Time, the title to all assets, real estate and other property owned by LSB shall vest in Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of LSB shall be assumed by Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.

ARTICLE III

MANNER AND BASIS OF EXCHANGE OF STOCK

Section 3.1 Manner of Conversion of Shares.

(a) Merger Consideration. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of LSB Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held as treasury stock of LSB and (ii) shares held directly or indirectly by ONB, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) shall become and be converted into the right to receive in accordance with this Article:

(i) $10.63 cash (the “Cash Consideration”); and

(ii) 2.269 shares of common stock (the “Exchange Ratio”) (as adjusted in accordance with the terms of this Agreement), without par value, of ONB (“ONB Common Stock”).

The Cash Consideration and the Exchange Ratio are sometimes referred to herein collectively as the “Merger Consideration.”

(b) Stock Options. Each option to purchase LSB Common Stock granted pursuant to the LSB Stock Option Plans (as defined in Section 3.03(a) of the Merger Agreement), whether vested or unvested, that is outstanding immediately prior to the Effective Time (a “Stock Option”), shall, as of the Effective Time, become fully vested and be converted into the right at the Effective Time to receive an amount, payable in cash, equal to the product of (i) the total number of shares of LSB Common Stock subject to such Stock Option and (ii) the positive difference, if any, of the Cash Consideration on a per share basis plus the Exchange Ratio multiplied by the Average ONB Closing Price (as defined in Section 2.02 of the Merger Agreement) less the exercise price of such Stock Option, subject to any consents required from holders of Stock Options. ONB shall pay the Stock Option holders the cash payments described in this Section 3.1(b), less such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended or any provision of state, local or foreign tax law with respect to the making of such payment, on or as soon as reasonably practicable after the date of Closing (as defined in Section 10.01 of the Merger Agreement), but in any event within five (5) business days following the date of Closing. If any holder of a Stock Option does not consent to the treatment of his or her Stock Options under this Section 3.1(b), his or her stock options will be converted to stock options to purchase the Merger Consideration or the value thereof in accordance with the terms of the applicable LSB Stock Option Plan.

Section 3.2 Effect of Conversion. At and after the Effective Time, each share certificate which immediately prior to the Effective Time represented outstanding shares of common stock of LSB (“LSB Certificate”) shall represent only the right to receive the Merger Consideration.

Section 3.3 Exchange of Certificate. ONB shall cause a statement of ownership of book-entry shares representing that number of shares of ONB common stock (including fractional shares) that each holder of LSB common stock has the right to receive pursuant to Section 3.1 and a check in the amount of any Cash Consideration and dividends or distributions which such holder shall be entitled to receive, to be delivered to such shareholder upon delivery to ONB of certificates representing such shares of LSB common stock (or bond or other indemnity satisfactory to ONB if any of such certificates are lost, stolen or destroyed) owned by such shareholder accompanied by a properly completed and executed letter of transmittal, as in the form and substance satisfactory to ONB. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive pursuant to this Article III upon such delivery.

Section 3.4 Treasury Stock. Each share of LSB common stock that, immediately prior to the Effective Time, is held as treasury stock of LSB or held directly or indirectly by ONB (other than shares held by ONB in a fiduciary capacity or in satisfaction of a debt previously contracted) shall by virtue of the Merger be canceled and retired and shall cease to exist, and no exchange or payment shall be made therefor.

ARTICLE IV

CONDITIONS PRECEDENT

The obligation of ONB and LSB to consummate the Merger contemplated by this Agreement is subject to the receipt of all required approvals of the shareholders of LSB and the receipt of all appropriate orders, consents, approvals and clearances from all necessary regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Merger, as well as the satisfaction of the conditions set forth in the Merger Agreement.

ARTICLE V

EFFECTIVE TIME

Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement, the Merger shall become effective on the date and at the time specified in the Articles of Merger filed with the Indiana Secretary of State.

ARTICLE VI

TERMINATION

Section 6.1 Manner of Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time as provided in the Merger Agreement.

Section 6.2 Effect of Termination. Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or liabilities by reason of this Agreement or the termination thereof on the part of either party hereto or their respective directors, officers, employees, agents and shareholders, except as expressly provided in the Merger Agreement, including without limitation: (i) the confidentiality provisions of the Merger Agreement; and (ii) the payment of their respective expenses, as set forth in the Merger Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 7.2 Entire Agreement. This Agreement together with the Merger Agreement and that certain Confidentiality Agreement dated February 14, 2014, by and between LSB and ONB, set forth the entire understanding of the parties hereto with respect to the subject matter hereof and merges and supersedes all prior and contemporaneous understandings with respect to the subject matter hereof. This Agreement is delivered subject to the terms and conditions of the Merger Agreement and in the event of any conflict between the provisions of this Agreement and the provisions of the Merger Agreement, the provisions of the Merger Agreement shall control.

Section 7.3 Notices. Any notices, request or instruction to be given hereunder to any party hereto shall be in writing and delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid to the other party hereto and marked to the attention of the Chairman of the Board or President of such party.

Section 7.4 Amendments; Waivers. No amendments of this Agreement shall be binding unless executed in writing by all parties hereto. Any waiver of any provision of this Agreement shall be in writing, and no waiver of any provision shall be deemed a waiver of any other provision or constitute a continuing waiver.

Section 7.5 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had ever been contained herein.

Section 7.6 Governing Law. This Agreement has been executed and delivered in the State of Indiana and shall be construed and governed in accordance with the laws of the State of Indiana, without reference to the conflict or choice of law principles thereof.

Section 7.7 Counterparts. This Agreement may be executed in any number of counterparts and by facsimile, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

*    *    *

IN WITNESS WHEREOF, Old National Bancorp and LSB Financial Corp. have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and attested by their duly authorized officers.

Old National Bancorp
“ONB”

By:
Robert G. Jones, President and Chief Executive Officer

ATTEST:

By:
Jeffrey L. Knight, Secretary

LSB Financial Corp.
“LSB”

By:
Randolph F. Williams, President and
Chief Executive Officer

ATTEST:

By:
Mary Jo David, Secretary

Exhibit 1.05

Agreement To Merge

between

OLD NATIONAL BANK

and

LAFAYETTE SAVINGS BANK, FSB

under the charter of

OLD NATIONAL BANK

under the title of

OLD NATIONAL BANK

This agreement made between Old National Bank (hereinafter referred to as “ONB”), a banking association organized under the laws of the United States, being located at One Main Street, Evansville, county of Vanderburgh, in the state of Indiana, with a capital of $            , divided into             shares of common stock, each of $1 stated value, surplus of $            , and undivided profits, including capital reserves plus unrealized gains, of $            , as of March 31, 2014, and Lafayette Savings Bank, FSB (hereinafter referred to as “LSB”), a federal savings bank organized under the laws of the United States, being located at 101 Main Street, Lafayette, Indiana 47901, county of Tippecanoe, Indiana, with a capital of $            , divided into             shares of common stock, without par value, surplus of $            , and undivided profits, including capital reserves, plus unrealized gains of $            , as of March 31, 2014, each acting pursuant to a resolution of its board of directors, adopted by the vote of a majority of its directors, pursuant to the authority given by and in accordance with the provisions of the Act of November 7, 1918, as amended (12 USC 215a), witnessed as follows:

Section 1.

LSB shall be merged into ONB under the charter of the latter.

Section 2.

The name of the receiving association (hereinafter referred to as the “association”) shall be Old National Bank.

Section 3.

The business of the association shall be that of a national banking association. This business shall be conducted by the association at its main office to be located at One Main Street, Evansville Indiana 47708, and at its legally established branches.

Section 4.

The amount of capital stock of the association shall be $            , divided into             shares of common stock, each of $1 stated value, and at the time the merger shall become effective, the association shall have a surplus of $            , and undivided profits, including capital reserves plus unrealized gains of $            , which when combined with the capital and surplus will be equal to the combined capital structures of the merging banks as stated in the preamble of this agreement, adjusted however, for normal earnings and expenses (and if applicable, purchase accounting adjustments) between March 31, 2014, and the effective time of the merger.

Section 5.

All assets as they exist at the effective time of the merger shall pass to and vest in the association without any conveyance or other transfer. The association shall be responsible for all of the liabilities of every kind and description of each of the merging banks existing as of the effective time of the merger. A committee of six persons, three to be appointed by the board of directors of each bank at the time of the merger shall have satisfied themselves, that the statement of condition of each bank as of March 31, 2014, fairly presents its financial condition and since such date there has been no material adverse change in the financial condition or business of either bank.

Section 6.

LSB shall contribute to the association acceptable assets having a book value, over and above its liability to its creditors, of at least $            , and having an estimated fair value over and above its liability to its creditors, of at least $            , or             %, of the book value of excess acceptable assets over and above liabilities to creditors, to the association, adjusted, however, for normal earnings and expenses between March 31, 2014, and the effective time of the merger, for allowances of cash payments, if any, permitted under this agreement.

The difference between the book value and the estimated fair value of the assets to be contributed as of March 31, 2014, is set forth on Exhibit A hereto.

At the effective time of the merger, ONB shall have on hand acceptable assets having book value of at least $            over and above its liabilities to its creditors, and having a fair value, over and above its liability to its creditors, of at least $            or             % of the book value of excess acceptable assets, over and above its liabilities to its creditors, of the association, adjusted, however, for normal earnings and expenses between March 31, 2014, and the effective time of the merger, and for allowances of cash payments, if any, permitted under this agreement.

The difference between the book value and the estimated fair value of the assets to be contributed as of March 31, 2014, is set forth on Exhibit B hereto.

Section 7.

Each issued and outstanding share of capital stock of ONB is held by Old National Bancorp, an Indiana corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Each issued and outstanding share of capital stock of LSB is held by LSB Financial Corp. (“LSB Corp.”), an Indiana corporation and as a savings and loan holding company under the Home Owners Loan Act of 1933, as amended.

Prior to the merger of LSB into ONB, LSB Corp. shall merge with and into Old National Bancorp. In that merger, the outstanding shares of LSB Corp. will be cancelled in consideration for 10.63 cash and 2.269 shares of Old National Bancorp’s common stock for each share of LSB Corp. common stock properly tendered, subject to adjustment procedures set forth in the merger agreement between the parties.

In consideration of this immediately following the merger of LSB Corp. into Old National Bancorp, and subject to the terms and conditions of this agreement, (i) each share of capital stock of LSB shall be extinguished, canceled and retired; and (ii) each share of capital stock of ONB shall remain issued and outstanding as fully paid and non-assessable shares of capital stock of the association.

Section 8.

Neither of the banks shall declare nor pay any dividend to its shareholders between the date of the agreement and the time at which the merger shall become effective, nor dispose of any of its assets in any other manner, except in the normal course of business and for adequate value.

Section 9.

The present board of directors of ONB shall continue to serve as the board of directors of the association until the next annual meeting or until such time as their successors have been elected and have qualified.

Section 10.

From and after the time this merger shall become effective as specified in the approval issued by the Comptroller of the Currency, the Articles of Association of ONB shall be the Articles of Association of the association.

Section 11.

This agreement may be terminated by the unilateral action of the board of directors of any participant prior to the approval of the stockholders of the participant or by the mutual consent of the board of all participants after any shareholder group has taken affirmative action. Since time is of the essence to this agreement, if for any reason the transaction shall not have been consummated by March 31, 2015, this agreement shall terminate automatically as of that date unless extended, in writing, prior to this date by mutual action of the boards of directors of the participants. Notwithstanding anything contained herein to the contrary, this Agreement shall automatically terminate, without any further action by either party hereto, immediately upon the termination of that certain Agreement and Plan of Merger, dated             , 2014, between Old National Bancorp and LSB Financial Corp.

Section 12.

This agreement shall be ratified and confirmed by the affirmative vote of shareholders of each of the merging banks owning at least two thirds of its capital stock outstanding, at a meeting to be held on the call of the directors; and the merger shall become effective at the time specified in a merger approval to be issued by the Comptroller of the Currency of the United States.

Section 13.

Pursuant to the requirements of the regulations of the Office of the Comptroller of the Currency, as successor to the Office of Thrift Supervision (the “Regulations”), LSB established and has maintained a liquidation account for the benefit of its savings account holders as of December 31, 1992 and September 30, 1994 (“eligible savers”). In the event of a complete liquidation of ONB, ONB shall comply with such Regulations with respect to the amount and the priorities on liquidation of each of ONB’s eligible savers’ inchoate interest in the liquidation account, to the extent it is still in existence; provided, that an eligible saver’s inchoate interest in the liquidation account shall not entitle such eligible saver to any voting rights at meetings of ONB’s shareholders.

WITNESS, the signatures of the merging banks this                     day of                     , 2014, each set by its president and attested to by its cashier or secretary, pursuant to a resolution of its board of directors, acting by a majority.

Attest:	OLD NATIONAL BANK

By:
Robert G. Jones, President

Cashier or Secretary

Attest:	LAFAYETTE SAVINGS BANK, FSB

By:
Randolph F. Williams, President

Cashier or Secretary

Exhibit 6.03(h)

MUTUAL TERMINATION OF EMPLOYMENT AGREEMENT

This Mutual Termination of Employment Agreement (“Agreement”) is entered into on this         day of                     , 2014, but effective as of the Effective Time (as defined herein), by and among Old National Bancorp (“ONB”), a bank holding company under the Bank Holding Company Act of 1956, as amended, and successor in interest by merger to LSB Financial Corp. (“LSB”), Old National Bank (“Old National Bank”), a wholly-owned national banking association subsidiary of ONB and successor in interest by merger to Lafayette Savings Bank, FSB (“LSB Bank”), and Mary Jo David, the current Senior Vice President, Chief Financial Officer and Secretary of LSB and Senior Vice President, Chief Financial Officer, Secretary and Treasurer of LSB Bank, respectively (the “Executive”) (hereinafter collectively referred to as the “Parties”).

RECITALS

WHEREAS, LSB and the Executive entered into a certain Amended and Restated Employment Agreement, dated as of June 17, 2013 (the “Employment Agreement”); and

WHEREAS, the term of said Employment Agreement is currently subject to an automatic annual renewal provision; and

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated                     , 2014, by and between LSB and ONB (the “Merger Agreement”), LSB shall be merged with and into ONB (the “Merger”) effective as of the date and time as provided in the Merger Agreement (the “Effective Time”); and

WHEREAS, in light of the Merger, the Parties desire to mutually terminate the Employment Agreement; and

WHEREAS, Old National Bank has agreed to employ the Executive, and Executive has agreed to be employed by Old National Bank as an employee-at-will of Old National Bank as of the Effective Time;

NOW, THEREFORE, in consideration of the mutual promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

TERMS AND CONDITIONS

1. Defined Terms. Throughout this Agreement, when the first letter of a word (or the first letter of each word in a phrase) is capitalized, the word or phrase shall have the meaning specified in Appendix A, unless otherwise defined herein.

2. Termination of Employment Agreement. The Parties hereby agree that the Employment Agreement shall terminate and the Executive’s employment with LSB shall cease, and all of the Executive’s rights to compensation, payments and/or benefits under the Employment Agreement or with respect to the Executive’s employment with LSB or LSB Bank shall cease (except: (i) any vested benefits to which the Executive is entitled under any tax-qualified retirement plan sponsored by LSB or LSB Bank that is designed to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) any accrued, but unpaid salary and/or vacation; (iii) under Sections 3 and 4 of this Agreement), effective as of the Effective Time. At the Effective Time, Executive shall be an at-will employee subject to Old National Bank’s employment practices and policies and governed, in part, by the terms of this Agreement and the Confidentiality, Non-Solicitation and Non-Competition Agreement attached hereto as Appendix C. Notwithstanding the foregoing, the

Executive hereby acknowledges and agrees that the Amount (as defined below) to be paid to the Executive hereunder is in lieu of any severance benefits that would otherwise be available to the Executive under any severance pay policy or practice of Old National Bank or its subsidiaries or affiliates in the event that Executive’s employment with Old National Bank or any of its subsidiaries or affiliates terminates for any reason.

3. Consideration.

(a) Subject to Section 6, as consideration for the Executive to enter into this Agreement and its attachments, appendices and exhibits, to terminate the Employment Agreement with LSB, and to acknowledge that Old National Bank and/or ONB have a protectable interest in the business acquired from LSB and LSB Bank, ONB or Old National Bank shall pay to the Executive an amount equal to the sum of (i) 299% of the Employee’s “base amount” as defined in Code Section 280G, and (ii) the cost of continued health benefits for 12 months on substantially the same terms as would apply if the Executive had continued to be employed by LSB (collectively, the amounts payable pursuant to subparts (i) and (ii) are referred to as the “Amount”), less any withholdings for applicable taxes required by law; provided, however, that ONB shall pay the Executive the Amount only if the Confidentiality, Non-Solicitation and Non-Competition Agreement attached hereto as Appendix C is executed and delivered to ONB and Old National Bank prior to payment. ONB, or LSB Bank (if ONB authorizes LSB Bank to make the payment) shall pay the Amount to the Executive in a lump sum on the Effective Time.

(b) The Executive hereby acknowledges and agrees that: (i) the Amount is a sum which is equivalent to the sum to which the Executive would otherwise be entitled under Section 7(d) of the Employment Agreement in the event of a qualifying termination of the Executive’s employment after a Change of Control; (ii) Old National Bank and/or ONB have a protectable interest in the business acquired from LSB and LSB Bank; and, (iii) except as provided in this Agreement, the Executive is not entitled to receive any further compensation, payments and/or employee benefits under the Employment Agreement or pursuant to the Executive’s employment relationship with LSB and LSB Bank.

4. Disposition of Vested Rights.

(a) Cash Out of Stock Options. As provided in Section 2.01 of the Merger Agreement, LSB and/or LSB Bank will terminate and pay the Executive for her options to purchase shares of LSB stock within 10 days of the Effective Time.

(b) Management Incentive Plan. Executive acknowledges that she was paid by LSB Bank                     Dollars ($            ) representing the Executive’s portion of the amount of the gross potential bonus available under Lafayette Savings Bank Management Incentive Plan which vested upon consummation of the Merger. Accordingly, Executive agrees she is not be due any additional payments from LSB Bank or ONB under the Lafayette Savings Bank Management Incentive Plan.

5. Governing Law, Jurisdiction, Venue and Waiver of Jury Trial. To the extent subject to Code Section 409A, this Agreement will be administered to comply with the provisions thereof and the regulations thereunder. To the extent not inconsistent with the previous sentence, this Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without reference to the choice of law principles or rules thereof. The Parties hereto irrevocably consent to the jurisdiction and venue of the state court for the State of Indiana located in Evansville, Indiana, or the Federal District Court for the Southern District of Indiana, Evansville Division, located in Vanderburgh County, Indiana, and agree that all actions, proceedings, litigation, disputes, or claims relating to or arising out of this Agreement shall be brought and tried only in such courts. Notwithstanding the foregoing ONB or Old National Bank reserve the right to pursue injunctive relief in any state or federal court of proper jurisdiction and venue. EACH OF THE PARTIES WAIVES ANY RIGHTS THAT IT MAY HAVE TO BRING A CAUSE OF ACTION IN ANY COURT OR IN ANY PROCEEDING INVOLVING A JURY TO THE MAXIMUM EXTENT PERMITTED BY LAW.

6. Limitation of Benefit. Notwithstanding anything to the contrary in this Agreement, if there are payments to the Executive which constitute “parachute payments,” as defined in Section 280G of the Internal Revenue Code (the “Code”), then the payments made to the Executive shall be limited to One Dollar ($1.00) less than the amount which would cause the payments to the Executive (including payments to the Executive which are not included in this Agreement) to be subject to the excise tax imposed by Section 4999 of the Code. The calculations shall be done by an outside party in accordance with the Merger Agreement.

7. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of ONB and Old National Bank and their respective successors and assigns. This Agreement may be assigned, without the prior consent of the Executive to a successor of ONB or Old National Bank (and the Executive hereby consents to the assignment of the covenants under this Agreement to a purchaser of all or substantially all of the stock of ONB or Old National Bank, by merger or otherwise) and, upon the Executive’s death, this Agreement shall terminate except to the extent any payments remain due Executive in which case the payments shall inure to the benefit of and be enforceable by the Executive’s executors, administrators, representatives, heirs, distributees, devisees, and legatees and all amounts payable hereunder shall be paid to such persons or the estate of the Executive.

8. Entire Agreement. This Agreement, including all attachments, appendices and exhibits hereto, comprises the entire agreement between the Parties with respect to the subject matter hereof and supersedes all earlier agreements (whether oral or written) relating to the subject matter hereof.

9. Waiver; Amendment. No provision or obligation of this Agreement may be waived or discharged unless such waiver or discharge is agreed to in writing and signed by the parties to be bound. The waiver by any Party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder. Except as expressly provided otherwise herein, this Agreement may be amended, modified or supplemented only by a written agreement executed by parties to be bound thereto.

10. Severability. All provisions of this Agreement are severable from one another, and the unenforceability or invalidity of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement; provided, however, that should any judicial body interpreting this Agreement deem any provision to be unreasonably broad in time, territory, scope or otherwise, the parties intend for the judicial body, to the greatest extent possible, to reduce the breadth of the provision to the maximum legally allowable parameters rather than deeming such provision totally unenforceable or invalid.

11. Further Assurances. Each of the Parties hereto shall do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged and delivered at any time and from time to time upon the request of any other Parties hereto, all such further acts, documents and instruments as may be reasonably required to effect any of the transactions contemplated by this Agreement.

12. Notice. Any notice, request, instruction, or other document to be given hereunder to any party shall be in writing and delivered by hand, registered or certified United States mail, return receipt requested, or other form of receipted delivery, with all expenses of delivery prepaid, as follows:

If to the Executive:	If to ONB or Old National Bank:

Mary Jo David	Old National Bancorp
9048 Northridge Lane	Post Office Box 718
Battle Ground, Indiana 47920-9400	Evansville, Indiana 47705
ATTENTION: General Counsel

or to such other address as either party hereto may have furnished to the other in writing in accordance with the preceding.

13. Headings. The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation, construction, or enforcement of this Agreement.

14. Release. For and in consideration of the foregoing covenants and promises made by ONB and Old National Bank, and the performance of such covenants and promises, the sufficiency of which is hereby acknowledged, the Executive agrees to release ONB, Old National Bank, LSB and LSB Bank and all other persons named in the Release from any and all causes of action that the Executive has or may have against them before the effective date of the Release, other than a breach of this Agreement. The Executive shall execute a separate Release of All Claims substantially in the form attached hereto as Appendix B. THE EXECUTIVE’S RIGHT TO BENEFITS HEREUNDER SHALL BE CONTINGENT ON THE SIGNING, FILING AND NOT REVOKING THE RELEASE OF ALL CLAIMS WITHIN THE PERIODS REQUIRED BY LAW AND AS PROVIDED IN THE RELEASE OF ALL CLAIMS.

15. Review and Consultation. The Parties hereby acknowledge and agree that each (a) has read this Agreement in its entirety prior to executing it, (b) understands the provisions and effects of this Agreement, (c) has consulted with such attorneys, accountants, and financial and other advisors as it or she has deemed appropriate in connection with their respective execution of this Agreement, and (d) has executed this Agreement voluntarily. THE EXECUTIVE HEREBY UNDERSTANDS, ACKNOWLEDGES, AND AGREES THAT THIS AGREEMENT HAS BEEN PREPARED BY COUNSEL FOR ONB AND OLD NATIONAL BANK AND THAT THE EXECUTIVE HAS NOT RECEIVED ANY ADVICE, COUNSEL, OR RECOMMENDATION WITH RESPECT TO THIS AGREEMENT FROM ONB OR OLD NATIONAL BANK OR THEIR COUNSEL.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Mutual Termination of Employment Agreement as of the day and year first above written.

EXECUTIVE

Mary Jo David

OLD NATIONAL BANCORP
as successor in interest by merger to LSB Financial Corp.

By:

Its:

OLD NATIONAL BANK
as successor in interest by merger to Lafayette Savings Bank, FSB

By:

Its:

[Signature Page for Mutual Termination of Employment Agreement]

APPENDIX A

DEFINED TERMS

1.	“Company” means ONB, Old National Bank, American National Trust & Investment Management Company d/b/a Old National Trust Company and any other employer that is treated as a single employer with ONB pursuant to Code Section 414(b), (c), or (m).

2.	“Release” collectively mean the release referred to in Section 14 of this Agreement and Appendix B of this Agreement.

3.	“Termination of Employment” and capitalized forms and derivations thereof, means the Executive’s “separation from service” within the meaning of Code Section 409A.

APPENDIX B

RELEASE OF ALL CLAIMS

FOR VALUABLE CONSIDERATION, including the payment to the Executive of certain severance benefits, the Executive hereby makes this Release of All Claims (“Release”) in favor of LSB Financial Corp.; Lafayette Savings Bank, FSB; Old National Bank; American National Trust and Investment Management Company d/b/a Old National Trust Company and Old National Bancorp (including all subsidiaries and affiliates) (collectively the “Released Parties”) and its agents as set forth herein.

1. The Executive releases, waives and discharges the Released Parties and their agents (as defined below) from all claims, whether known or unknown, arising out of the Executive’s employment relationship with the Released Parties, the termination of that relationship, and all other events, incidents, or actions occurring before the date on which this Release is signed; provided, however, this Release shall not apply to any claim based on the Released Parties’ breach of Section 3 or 4 of the Mutual Termination of Employment Agreement. Claims released herein include, but are not limited to, discrimination claims based on age, race, sex, religion, national origin, disability, veteran status, or any other employment claim, including claims arising under The Civil Rights Act of 1866, 42 U.S.C. § 1981; Title VII of the Civil Rights Act of 1964; the Americans with Disabilities Act; the Age Discrimination in Employment Act of 1967; the Federal Rehabilitation Act of 1973; the Older Workers’ Benefits Protection Act; the Employee Retirement Income Security Act of 1974; the Fair Labor Standards Act; the Family and Medical Leave Act (to the extent that FMLA claims may be released under governing law), the Indiana Civil Rights Act, the Indiana Wage Payment and Wage Claims Acts, any Federal or State wage and hour laws and all other similar Federal or State statutes; and any and all tort or contract claims, including, but not limited to, breach of contract, breach of good faith and fair dealing, infliction of emotional distress, defamation, or wrongful termination or discharge.

2. The Executive further acknowledges that the Released Parties have advised the Executive to consult with an attorney of the Executive’s own choosing and that the Executive has had ample time and adequate opportunity to thoroughly discuss all aspects of this Release with legal counsel prior to executing this Release.

3. The Executive agrees that the Executive is signing this Release of Executives own free will and is not signing under duress.

4. In the event the Executive is 40 years of age or older, the Executive acknowledges that the Executive has been given a period of 21 days to review and consider a draft of this Release in substantially the form of the copy now being executed and has carefully considered the terms of this Release. The Executive understands that the Executive may use as much or all of the 21-day period as the Executive wishes prior to signing, and the Executive has done so.

5. In the event the Executive is 40 years of age or older, the Executive has been advised and understands that the Executive may revoke this Release within seven days after acceptance. ANY REVOCATION MUST BE IN WRITING AND HAND-DELIVERED TO:

Old National Bancorp

Attn: General Counsel

One Main Street

Evansville, Indiana 47708

NO LATER THAN BY CLOSE OF BUSINESS ON THE SEVENTH DAY FOLLOWING THE DATE OF EXECUTION OF THIS RELEASE.

6. The “Released Parties and their agents,” as used in this Release, means each of the Released Parties, their subsidiaries, affiliated or related corporations or associations, their predecessors, successors, and assigns, and the directors, officers, managers, supervisors, employees, representatives, servants, agents, and attorneys of the entities above described, and all persons acting through, under or in concert with any of them.

7. The Executive agrees to refrain from making any disparaging remarks concerning the Released Parties or their agents. The Released Parties agree to refrain from providing any information to third parties other than confirming dates of employment and job title, unless the Executive gives the Released Parties written authorization to release other information or as otherwise required by law. With respect to the Released Parties, this restriction pertains only to official communications made by the Released Parties’ directors and/or officers and not to unauthorized communications by the Released Parties’ employees or agents. This restriction will not bar the Released Parties from disclosing the Release as a defense or bar to any claim made by the Executive in derogation of this Release.

PLEASE READ CAREFULLY BEFORE SIGNING. EXCEPT AS EXPRESSLY PROVIDED IN PARAGRAPH 1 ABOVE, THIS RELEASE CONTAINS A RELEASE AND DISCHARGE OF ALL KNOWN AND UNKNOWN CLAIMS AGAINST THE RELEASED PARTIES AND THEIR AGENTS EXCEPT THOSE RELATING TO THE ENFORCEMENT OF THIS RELEASE OR THOSE ARISING AFTER THE EFFECTIVE DATE OF THIS RELEASE.

Name	Date

APPENDIX C

CONFIDENTIALITY, NON-SOLICITATION AND

NON-COMPETITION AGREEMENT

THIS CONFIDENTIALITY, NON-SOLICITATION AND NON-COMPETITION AGREEMENT (the “Agreement”) by and between Old National Bank (“Old National Bank”), a national banking association and wholly-owned subsidiary of Old National Bancorp (“ONB”), an Indiana corporation and bank holding company under the Bank Holding Company Act of 1956, as amended, and Mary Jo David (the “Executive”), is made and entered on this             day of                     , 2014, but effective as of the Effective Time (as defined herein) on.

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated                     , 2014, by and between LSB Financial Corp. (“LSB”) and ONB (the “Merger Agreement”), LSB will merged with and into ONB (the “Merger”) effective as of the date and time as provided in the Merger Agreement (the “Effective Time”); and

WHEREAS, ONB, as successor in interest by merger to LSB, Old National Bank (“Old National Bank”), as successor in interest by merger to Lafayette Savings Bank, FSB (“LSB Bank”), and the Executive have contemporaneously herewith entered into that certain Mutual Termination of Employment Agreement dated                     , 2014 (the “Termination Agreement”) which terminates the Executive’s Employment Agreement (as defined therein) effective as of the Effective Time; and

WHEREAS, the Termination Agreement provides that Old National Bank and the Executive will enter into this Agreement.

Agreement

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Executive and Old National Bank agree as follows:

TERMS AND CONDITIONS

1. Defined Terms. Throughout this Agreement, when the first letter of a word (or the first letter of each word in a phrase) is capitalized, the word or phrase shall have the meaning specified in Appendix A, unless otherwise defined herein.

2. Term. The term of this Agreement shall begin as of the Effective Time, and shall continue through the date which is two years following the Executive’s Termination of Employment.

3. Use and Disclosure of Confidential Information.

a. The Executive acknowledges and agrees that (i) by virtue of her employment, she will be given access to, and will help analyze, formulate or otherwise use, Confidential Information, (ii) the Employer has devoted (and will devote) substantial time, money, and effort to develop Confidential Information and maintain the proprietary and confidential nature thereof, and (iii) Confidential Information is proprietary and confidential and, if any Confidential Information were disclosed or became known by persons engaging in a business in any way competitive with the Company’s Business, such disclosure would result in hardship, loss, irreparable injury, and damage to the Employer, the measurement of which would be difficult, if not impossible, to determine. Accordingly, the Executive agrees that (i) the preservation and protection of Confidential Information is an essential part of her duties of employment and that, as a result of her employment with the Employing Companies, she has a duty of fidelity, loyalty and trust to the Employing

Companies in safeguarding Confidential Information. The Executive further agrees that she will use her best efforts, exercise utmost diligence, and take all steps necessary to protect and safeguard Confidential Information, whether such information derives from the Executive, other employees of the Employer, Customers, Prospective Customers, or vendors or suppliers of the Employer, and that she will not, directly or indirectly, use, disclose, distribute, or disseminate to any other person or entity or otherwise employ Confidential Information, either for her own benefit or for the benefit of another, except as required in the ordinary course of her employment by the Employing Companies. The Executive shall follow all Employing Company policies and procedures to protect all Confidential Information and shall take any additional precautions necessary under the circumstances to preserve and protect against the prohibited use or disclosure of any Confidential Information.

b. The confidentiality obligations contained in this Agreement shall continue as long as Confidential Information remains confidential (except that the obligations shall continue, if Confidential Information loses its confidential nature through improper use or disclosure, including but not limited to any breach of this Agreement) and shall survive the termination of this Agreement and/or termination of the Executive’s employment with the Employing Companies.

c. From time to time, the Employer may, for its own benefit, choose to place certain Confidential Information in the public domain. The fact that Confidential Information may be made available to the public in a limited form and under limited circumstances does not change the confidential and proprietary nature of such information, and does not release the Executive from her obligations with respect to such Confidential Information.

4. Ownership of Documents and Return of Materials At Termination of Employment.

a. Any and all documents, records and copies thereof, including but not limited to hard copies or copies stored digitally or electronically, pertaining to or including Confidential Information (collectively, “Company Documents”) that are made or received by the Executive during her employment shall be deemed to be property of the Employer. The Executive shall use Company Documents and information contained therein only in the course of her employment for the Employing Companies and for no other purpose. The Executive shall not use or disclose any Company Documents to anyone except as authorized in the course of her employment and in furtherance of the Company’s Business.

b. Upon Termination of Employment, the Executive shall immediately deliver to the Employing Companies (with or without request) all Company Documents and all other Employer property in the Executive’s possession or under her custody or control.

5. Non-Solicitation of Customers and Employees. The Executive agrees that during the Term and for a period of two years following the Termination of the Executive’s Employment, the Executive shall not, directly or indirectly, individually or jointly, (i) solicit in any manner, seek to obtain or service, or accept the business of any Customer for any product or service of the type offered by the Employer or competitive with the Company’s Business, (ii) solicit in any manner, seek to obtain or service, or accept the business of any Prospective Customer for any product or service of the type offered by the Employer or otherwise competitive with the Company’s Business, (iii) request or advise any Customer, Prospective Customer, or supplier of the Employer to terminate, reduce, limit, or change its business or relationship with the Employer, or (iv) induce, request, or attempt to influence any employee of the Employer to terminate her employment with the Employer.

6. Covenant Not to Compete. The Executive hereby understands and acknowledges that, by virtue of her position with the Employing Companies, she has obtained advantageous familiarity and personal contacts with Customers and Prospective Customers, wherever located, and the business, operations, and affairs of the Employer. Accordingly, during the term of this Agreement and for a two-year period following the termination of her employment, the Executive shall not, directly or indirectly:

a. as owner, officer, director, stockholder, investor, proprietor, organizer, employee, agent, representative, consultant, independent contractor, or otherwise, engage in the same trade or business as the

Company’s Business, in the same or similar capacity as the Executive worked for the Employing Companies, or in such capacity as would cause the actual or threatened use of the Employer’s trade secrets and/or Confidential Information; provided, however, that this Subsection shall not restrict the Executive from acquiring, as a passive investment, less than five percent (5%) of the outstanding securities of any class of an entity that are listed on a national securities exchange or actively traded in the over-the-counter market. The Executive acknowledges and agrees that, given the level of trust and responsibility given to him while in the Employing Companies’ employ, and the level and depth of trade secrets and Confidential Information entrusted to him, any immediately subsequent (i.e. within two years) employment with a competitor to the Company’s Business would result in the inevitable use or disclosure of the Employer’s trade secrets and Confidential Information and, therefore, this two-year restriction is reasonable and necessary to protect against such inevitable disclosure; or

b. offer to provide employment or work of any kind (whether such employment is with the Executive or any other business or enterprise), either on a full-time or part-time or consulting basis, to any person who then currently is, or who within two years preceding such offer or provision of employment has been, an employee of the Employer.

The restrictions on the activities of the Executive contained in this Section shall be limited to the 50-mile radius around the City of Lafayette, Indiana.

7. Remedies. The Executive agrees that the Company will suffer irreparable damage and injury and will not have an adequate remedy at law if the Executive breaches any provision of this Agreement. Accordingly, if the Executive breaches or threatens or attempts to breach this Agreement, in addition to all other available remedies, the Company shall be entitled to seek injunctive relief, and no or minimal bond or other security shall be required in connection therewith. The Executive acknowledges and agrees that in the event of termination of this Agreement for any reason whatsoever, the Executive can obtain employment not competitive with the Company’s Business (or, if competitive, outside of the geographic and customer-specific scope described herein) and that the issuance of an injunction to enforce the provisions of this Agreement shall not prevent the Executive from earning a livelihood. The covenants in Sections 5 and 6 are essential terms and conditions to Old National Bank entering into this Agreement, and they shall be construed as independent of any other provision in this Agreement or of any other agreement between the Executive and the Company. The existence of any claim or cause of action that the Executive has against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of Sections 5 and 6 of this Agreement.

8. Periods of Noncompliance and Reasonableness of Periods. The restrictions and covenants described in Sections 5 and 6 shall be deemed not to run during all periods of noncompliance, the intention of the parties being to have such restrictions and covenants apply for the full periods specified in Sections 5 and 6 following the Executive’s Termination of Employment. Old National Bank and the Executive acknowledge and agree that the restrictions and covenants contained in Sections 5 and 6 are reasonable in view of the nature of the Company’s Business and the Executive’s advantageous knowledge of and familiarity with the Company’s Business, operations, affairs, and Customers. Notwithstanding anything contained herein to the contrary, if the scope of any restrictions or covenants contained in Sections 5 and 6 is found by a court of competent jurisdiction to be too broad to permit enforcement of such restrictions or covenants to its full extent, then such restrictions or covenants shall be enforced to the maximum extent permitted by law. The parties hereby acknowledge and agree that a court of competent jurisdiction shall invoke and exercise the blue pencil doctrine to the fullest extent permitted by law to enforce the restrictions and covenants contained in Sections 5 and 6 of this Agreement.

9. Governing Law, Jurisdiction, Venue and Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without reference to the choice of law principles or rules thereof. The parties hereto irrevocably consent to the jurisdiction and venue of the state court for the State of Indiana located in Evansville, Indiana, or the Federal District Court for the Southern District of Indiana, Evansville Division, located in Vanderburgh County, Indiana, and agree that all actions, proceedings, litigation, disputes, or claims relating to or arising out of this Agreement shall be brought and tried only in such courts.

Notwithstanding the foregoing, the Company reserves the right to pursue injunctive relief in any state or federal court of proper jurisdiction and venue. EACH OF THE PARTIES WAIVES ANY RIGHTS THAT IT MAY HAVE TO BRING A CAUSE OF ACTION IN ANY COURT OR IN ANY PROCEEDING INVOLVING A JURY TO THE MAXIMUM EXTENT PERMITTED BY LAW.

10. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns. This Agreement may be assigned, without the prior consent of the Executive to a successor of Old National Bank (and the Executive hereby consents to the assignment of the covenants under this Agreement to a purchaser of all or substantially all of the stock of Old National Bank, by merger or otherwise) and, upon the Executive’s death, this Agreement shall terminate except to the extent any payments remain due Executive in which case the payments shall inure to the benefit of and be enforceable by the Executive’s executors, administrators, representatives, heirs, distributees, devisees, and legatees and all amounts payable hereunder shall be paid to such persons or the estate of the Executive.

11. Entire Agreement. This Agreement comprises the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all earlier agreements (whether oral or written) relating to the subject matter hereof, except for the Termination Agreement.

12. Waiver; Amendment. No provision or obligation of this Agreement may be waived or discharged unless such waiver or discharge is agreed to in writing and signed by the parties to be bound. The waiver by any Party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder. Except as expressly provided otherwise herein, this Agreement may be amended, modified or supplemented only by a written agreement executed by parties to be bound thereto.

13. Severability. All provisions of this Agreement are severable from one another, and the unenforceability or invalidity of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement; provided, however, that should any judicial body interpreting this Agreement deem any provision to be unreasonably broad in time, territory, scope or otherwise, the parties intend for the judicial body, to the greatest extent possible, to reduce the breadth of the provision to the maximum legally allowable parameters rather than deeming such provision totally unenforceable or invalid.

14. Further Assurances. Each of the parties hereto shall do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged and delivered at any time and from time to time upon the request of any other parties hereto, all such further acts, documents and instruments as may be reasonably required to effect any of the transactions contemplated by this Agreement.

15. Notice. Any notice, request, instruction, or other document to be given hereunder to any party shall be in writing and delivered by hand, registered or certified United States mail, return receipt requested, or other form of receipted delivery, with all expenses of delivery prepaid, as follows:

If to the Executive:	If to Old National Bank:

Mary Jo David	Old National Bancorp
9048 Northridge Lane	Post Office Box 718
Battle Ground, Indiana 47920-9400	Evansville, Indiana 47705
ATTENTION: General Counsel

or to such other address as either party hereto may have furnished to the other in writing in accordance with the preceding.

16. Headings. The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation, construction, or enforcement of this Agreement.

17. Review and Consultation. Old National Bank and the Executive hereby acknowledge and agree that each (a) has read this Agreement in its entirety prior to executing it, (b) understands the provisions and effects of this Agreement, (c) has consulted with such attorneys, accountants, and financial and other advisors as it or the Executive has deemed appropriate in connection with their respective execution of this Agreement, and (d) has executed this Agreement voluntarily. THE EXECUTIVE HEREBY UNDERSTANDS, ACKNOWLEDGES, AND AGREES THAT THIS AGREEMENT HAS BEEN PREPARED BY COUNSEL FOR OLD NATIONAL BANK AND THAT THE EXECUTIVE HAS NOT RECEIVED ANY ADVICE, COUNSEL, OR RECOMMENDATION WITH RESPECT TO THIS AGREEMENT FROM OLD NATIONAL BANK OR ITS COUNSEL.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Confidentiality, Non-Solicitation and Non-Competition Agreement as of the day and year first above written.

EXECUTIVE

Mary Jo David

OLD NATIONAL BANK

By:

Its:

[Signature Page for Confidentiality, Non-Solicitation and Non-Competition Agreement]

APPENDIX A TO CONFIDENTIALITY, NON-SOLICITATION AND NON-

COMPETITION AGREEMENT

DEFINED TERMS

1.	“Company” means ONB, Old National Bank, American National Trust & Investment Management Company d/b/a Old National Trust Company and any other employer that is treated as a single employer with ONB pursuant to Code Section 414(b), (c), or (m).

2.	“Company’s Business” means, collectively, the products and services provided by the Company or acquired from LSB or LSB Bank, including the following:

(a) community banking, including lending activities (including individual loans consisting primarily of home equity lines of credit, residential real estate loans, and/or consumer loans, and commercial loans, including lines of credit, real estate loans, letters of credit, and lease financing) and depository activities (including noninterest-bearing demand, NOW, savings and money market, and time deposits), debit and ATM cards, merchant cash management, internet banking, and other general banking services;

(b) investment and brokerage services, including a full array of investment options and investment advice;

(c) treasury segment, including investment management, wholesale funding, interest rate risk, liquidity and leverage management, capital markets products (including interest rate derivatives, foreign exchange, and industrial revenue bond financing);

(d) wealth management, including fiduciary and trust services, fee-based asset management, and mutual fund management; and

(e) insurance agency services, including full-service insurance brokerage services, such as commercial property and casualty, surety, loss control services, employee benefits consulting and administration, and personal insurance.

3.	“Confidential Information” includes, but is not limited to, the following:

(a) materials, records, documents, data, statistics, studies, plans, writings, and information (whether in handwritten, printed, digital, or electronic form) relating to the Company’s Business that are not generally known or available to or to individuals who work therein other than through a breach of this Agreement;

(b) trade secrets of the Company (as defined in Indiana Code §24-2-3-2, as amended, or any successor statute);

(c) information about the employees;

(d) information about the Company’s compensation policies, structure, and implementation;

(e) hardware, software, and computer programs and technology used by the Company;

(f) Customer and Prospective Customer identities, lists, and databases, including private information related to customer history, loan activity, account balances, and financial information;

(g) strategic, operating, and marketing plans;

(h) lists and databases and other information related to the Company’s vendors;

(i) policies, procedures, practices, and plans related to pricing of products and services;

(j) information related to the Company’s acquisition and divestiture strategy; and

(k) any information that is contemplated in clauses (a) through (j) or that is otherwise confidential in nature which was acquired from LSB and LSB Bank pursuant to the Merger.

Information or documents that are generally available or accessible to the public shall be deemed Confidential Information, if the information is retrieved, gathered, assembled, or maintained by the Company in a manner not available to the public or for a purpose beneficial to the Company.

4.	“Customer” means a person or entity:

(a) who used the products and services provided by the Company at the time of the Executive’s Termination of Employment;

(b) who used the products and services provided by the Company at the time of the Executive’s Termination of Employment and with whom the Executive had direct contact or business oversight on behalf of the Company or the Company’s Business at any time during the period of the Executive’s employment;

(c) who used the products and services provided by the Company within the last 12 months of Executive’s employment with the Company;

(d) who used the products and services provided by the Company within the last 12 months of Executive’s employment with the Company and with whom the Executive had direct contact or business oversight on behalf of the Company or the Company’s Business at any time during the period of the Executive’s employment;

(e) who used the products and services provided by the Company at the time of the Executive’s Termination of Employment and whose name became known to Executive by virtue of Executive’s employment with the Company within the last 12 months of Executive’s employment with the Company;

(f) with whom the Executive had direct contact on behalf of the Company or the Company’s Business at any time during the period of the Executive’s employment and who was a potential consumer of the products or services provided by the Company; or,

(g) who used the products and services provided by LSB and LSB Bank at the time of the Executive’s termination of employment with LSB or Lafayette Savings Bank, FSB and whose name became known to Executive by virtue of Executive’s employment with LSB or LSB Bank within the last 12 months of Executive’s employment with LSB or LSB Bank.

5.	“Prospective Customer” means a person or entity who was the direct target of sales or marketing activity by the Executive or whom the Executive knew was a target of the Company’s sales or marketing activities during the one-year period preceding the Executive’s Termination of Employment.

6.	“Termination of Employment” and capitalized forms and derivations thereof, means the Executive’s “separation from service” within the meaning of Code Section 409A.

Exhibit 6.03(i)

MUTUAL TERMINATION OF EMPLOYMENT AGREEMENT

This Mutual Termination of Employment Agreement (“Agreement”) is entered into on this             day of             , 2014, but effective as of the Effective Time (as defined herein), by and among Old National Bancorp (“ONB”), a bank holding company under the Bank Holding Company Act of 1956, as amended, and successor in interest by merger to LSB Financial Corp. (“LSB”), Old National Bank (“Old National Bank”), a wholly-owned national banking association subsidiary of ONB and successor in interest by merger to Lafayette Savings Bank, FSB (“LSB Bank”), and Randolph F. Williams, the current President and Chief Executive Officer of LSB and LSB Bank (the “Executive”) (hereinafter collectively referred to as the “Parties”).

RECITALS

WHEREAS, LSB and the Executive entered into a certain Amended and Restated Employment Agreement, dated as of June 17, 2013 (the “Employment Agreement”); and

WHEREAS, the term of said Employment Agreement is currently subject to an automatic annual renewal provision; and

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated             , 2014, by and between LSB and ONB (the “Merger Agreement”), LSB shall be merged with and into ONB (the “Merger”) effective as of the date and time as provided in the Merger Agreement (the “Effective Time”); and

WHEREAS, in light of the Merger, the Parties desire to mutually terminate the Employment Agreement; and

WHEREAS, Old National Bank has agreed to employ the Executive, and Executive has agreed to be employed by Old National Bank as an employee-at-will of Old National Bank as of the Effective Time;

NOW, THEREFORE, in consideration of the mutual promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

TERMS AND CONDITIONS

1. Defined Terms. Throughout this Agreement, when the first letter of a word (or the first letter of each word in a phrase) is capitalized, the word or phrase shall have the meaning specified in Appendix A, unless otherwise defined herein.

2. Termination of Employment Agreement. The Parties hereby agree that the Employment Agreement shall terminate and the Executive’s employment with LSB shall cease, and all of the Executive’s rights to compensation, payments and/or benefits under the Employment Agreement or with respect to the Executive’s employment with LSB or LSB Bank shall cease (except: (i) any vested benefits to which the Executive is entitled under any tax-qualified retirement plan sponsored by LSB or LSB Bank that is designed to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) any accrued, but unpaid salary and/or vacation; (iii) under Sections 3 and 4 of this Agreement), effective as of the Effective Time. At the Effective Time, Executive shall be an at-will employee subject to Old National Bank’s employment practices and policies and governed, in part, by the terms of this Agreement and the Confidentiality, Non-Solicitation and Non-Competition Agreement attached hereto as Appendix C. Notwithstanding the foregoing, the

Executive hereby acknowledges and agrees that the Amount (as defined below) to be paid to the Executive hereunder is in lieu of any severance benefits that would otherwise be available to the Executive under any severance pay policy or practice of Old National Bank or its subsidiaries or affiliates in the event that Executive’s employment with Old National Bank or any of its subsidiaries or affiliates terminates for any reason.

3. Consideration.

(a) Subject to Section 6, as consideration for the Executive to enter into this Agreement and its attachments, appendices and exhibits, to terminate the Employment Agreement with LSB, and to acknowledge that Old National Bank and/or ONB have a protectable interest in the business acquired from LSB and LSB Bank, ONB or Old National Bank shall pay to the Executive an amount equal to the sum of (i) 299% of the Employee’s “base amount” as defined in Code Section 280G, and (ii) the cost of continued health benefits for 12 months on substantially the same terms as would apply if the Executive had continued to be employed by LSB (collectively, the amounts payable pursuant to subparts (i) and (ii) are referred to as the “Amount”), less any withholdings for applicable taxes required by law; provided, however, that ONB shall pay the Executive the Amount only if the Confidentiality, Non-Solicitation and Non-Competition Agreement attached hereto as Appendix C is executed and delivered to ONB and Old National Bank prior to payment. ONB, or LSB Bank (if ONB authorizes LSB Bank to make the payment) shall pay the Amount to the Executive in a lump sum on the Effective Time.

(b) The Executive hereby acknowledges and agrees that: (i) the Amount is a sum which is equivalent to the sum to which the Executive would otherwise be entitled under Section 7(d) of the Employment Agreement in the event of a qualifying termination of the Executive’s employment after a Change of Control; (ii) Old National Bank and/or ONB have a protectable interest in the business acquired from LSB and LSB Bank; and, (iii) except as provided in this Agreement, the Executive is not entitled to receive any further compensation, payments and/or employee benefits under the Employment Agreement or pursuant to the Executive’s employment relationship with LSB and LSB Bank.

4. Disposition of Vested Rights.

(a) Nonqualified Deferred Compensation Agreement. As provided in Section 5.16 of the Merger Agreement, LSB and/or LSB Bank will terminate the nonqualified deferred compensation agreement covering the Executive in accordance with Treasury Regulation §1.409A-3(j)(4)(ix)(B) and any accrued benefits of the Executive under such agreement will be distributed to the Executive on, or prior to, the Effective Time.

(b) Cash Out of Stock Options. As provided in Section 2.01 of the Merger Agreement, LSB and/or LSB Bank will terminate and pay the Executive for his options to purchase shares of LSB stock within 10 days of the Effective Time.

(c) Management Incentive Plan. Executive acknowledges that he was paid by LSB Bank             Dollars ($            ) representing the Executive’s portion of the amount of the gross potential bonus available under Lafayette Savings Bank Management Incentive Plan which vested upon consummation of the Merger. Accordingly, Executive agrees he is not be due any additional payments from LSB Bank or ONB under the Lafayette Savings Bank Management Incentive Plan.

5. Governing Law, Jurisdiction, Venue and Waiver of Jury Trial. To the extent subject to Code Section 409A, this Agreement will be administered to comply with the provisions thereof and the regulations thereunder. To the extent not inconsistent with the previous sentence, this Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without reference to the choice of law principles or rules thereof. The Parties hereto irrevocably consent to the jurisdiction and venue of the state court for the State of Indiana located in Evansville, Indiana, or the Federal District Court for the Southern District of Indiana, Evansville Division, located in Vanderburgh County, Indiana, and agree that all actions, proceedings, litigation, disputes, or claims relating to or arising out of this Agreement shall be brought and tried only in such courts. Notwithstanding the foregoing ONB or Old National Bank reserve the right to pursue injunctive relief in any state or federal court of proper jurisdiction and venue. EACH OF THE PARTIES WAIVES ANY RIGHTS THAT IT MAY HAVE TO BRING A CAUSE OF ACTION IN ANY COURT OR IN ANY PROCEEDING INVOLVING A JURY TO THE MAXIMUM EXTENT PERMITTED BY LAW.

6. Limitation of Benefit. Notwithstanding anything to the contrary in this Agreement, if there are payments to the Executive which constitute “parachute payments,” as defined in Section 280G of the Internal Revenue Code (the “Code”), then the payments made to the Executive shall be limited to One Dollar ($1.00) less than the amount which would cause the payments to the Executive (including payments to the Executive which are not included in this Agreement) to be subject to the excise tax imposed by Section 4999 of the Code. The calculations shall be done by an outside party in accordance with the Merger Agreement.

7. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of ONB and Old National Bank and their respective successors and assigns. This Agreement may be assigned, without the prior consent of the Executive to a successor of ONB or Old National Bank (and the Executive hereby consents to the assignment of the covenants under this Agreement to a purchaser of all or substantially all of the stock of ONB or Old National Bank, by merger or otherwise) and, upon the Executive’s death, this Agreement shall terminate except to the extent any payments remain due Executive in which case the payments shall inure to the benefit of and be enforceable by the Executive’s executors, administrators, representatives, heirs, distributees, devisees, and legatees and all amounts payable hereunder shall be paid to such persons or the estate of the Executive.

8. Entire Agreement. This Agreement, including all attachments, appendices and exhibits hereto, comprises the entire agreement between the Parties with respect to the subject matter hereof and supersedes all earlier agreements (whether oral or written) relating to the subject matter hereof.

9. Waiver; Amendment. No provision or obligation of this Agreement may be waived or discharged unless such waiver or discharge is agreed to in writing and signed by the parties to be bound. The waiver by any Party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder. Except as expressly provided otherwise herein, this Agreement may be amended, modified or supplemented only by a written agreement executed by parties to be bound thereto.

10. Severability. All provisions of this Agreement are severable from one another, and the unenforceability or invalidity of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement; provided, however, that should any judicial body interpreting this Agreement deem any provision to be unreasonably broad in time, territory, scope or otherwise, the parties intend for the judicial body, to the greatest extent possible, to reduce the breadth of the provision to the maximum legally allowable parameters rather than deeming such provision totally unenforceable or invalid.

11. Further Assurances. Each of the Parties hereto shall do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged and delivered at any time and from time to time upon the request of any other Parties hereto, all such further acts, documents and instruments as may be reasonably required to effect any of the transactions contemplated by this Agreement.

12. Notice. Any notice, request, instruction, or other document to be given hereunder to any party shall be in writing and delivered by hand, registered or certified United States mail, return receipt requested, or other form of receipted delivery, with all expenses of delivery prepaid, as follows:

If to the Executive:	If to ONB or Old National Bank:

Randolph F. Williams	Old National Bancorp
3611 Chancellor Way	Post Office Box 718
West Lafayette, IN 47906	Evansville, Indiana 47705
ATTENTION: General Counsel

or to such other address as either party hereto may have furnished to the other in writing in accordance with the preceding.

13. Headings. The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation, construction, or enforcement of this Agreement.

14. Release. For and in consideration of the foregoing covenants and promises made by ONB and Old National Bank, and the performance of such covenants and promises, the sufficiency of which is hereby acknowledged, the Executive agrees to release ONB, Old National Bank, LSB and LSB Bank and all other persons named in the Release from any and all causes of action that the Executive has or may have against them before the effective date of the Release, other than a breach of this Agreement. The Executive shall execute a separate Release of All Claims substantially in the form attached hereto as Appendix B. THE EXECUTIVE’S RIGHT TO BENEFITS HEREUNDER SHALL BE CONTINGENT ON THE SIGNING, FILING AND NOT REVOKING THE RELEASE OF ALL CLAIMS WITHIN THE PERIODS REQUIRED BY LAW AND AS PROVIDED IN THE RELEASE OF ALL CLAIMS.

15. Review and Consultation. The Parties hereby acknowledge and agree that each (a) has read this Agreement in its entirety prior to executing it, (b) understands the provisions and effects of this Agreement, (c) has consulted with such attorneys, accountants, and financial and other advisors as it or he has deemed appropriate in connection with their respective execution of this Agreement, and (d) has executed this Agreement voluntarily. THE EXECUTIVE HEREBY UNDERSTANDS, ACKNOWLEDGES, AND AGREES THAT THIS AGREEMENT HAS BEEN PREPARED BY COUNSEL FOR ONB AND OLD NATIONAL BANK AND THAT THE EXECUTIVE HAS NOT RECEIVED ANY ADVICE, COUNSEL, OR RECOMMENDATION WITH RESPECT TO THIS AGREEMENT FROM ONB OR OLD NATIONAL BANK OR THEIR COUNSEL.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Mutual Termination of Employment Agreement as of the day and year first above written.

EXECUTIVE

Randolph F. Williams

OLD NATIONAL BANCORP as successor in interest by merger to LSB Financial Corp.

By:

Its:

OLD NATIONAL BANK as successor in interest by merger to Lafayette Savings Bank, FSB

By:

Its:

[Signature Page for Mutual Termination of Employment Agreement]

APPENDIX A

DEFINED TERMS

1.	“Company” means ONB, Old National Bank, American National Trust & Investment Management Company d/b/a Old National Trust Company and any other employer that is treated as a single employer with ONB pursuant to Code Section 414(b), (c), or (m).

2.	“Release” collectively mean the release referred to in Section 14 of this Agreement and Appendix B of this Agreement.

3.	“Termination of Employment” and capitalized forms and derivations thereof, means the Executive’s “separation from service” within the meaning of Code Section 409A.

APPENDIX B

RELEASE OF ALL CLAIMS

FOR VALUABLE CONSIDERATION, including the payment to the Executive of certain severance benefits, the Executive hereby makes this Release of All Claims (“Release”) in favor of LSB Financial Corp.; Lafayette Savings Bank, FSB; Old National Bank; American National Trust and Investment Management Company d/b/a Old National Trust Company and Old National Bancorp (including all subsidiaries and affiliates) (collectively the “Released Parties”) and its agents as set forth herein.

1. The Executive releases, waives and discharges the Released Parties and their agents (as defined below) from all claims, whether known or unknown, arising out of the Executive’s employment relationship with the Released Parties, the termination of that relationship, and all other events, incidents, or actions occurring before the date on which this Release is signed; provided, however, this Release shall not apply to any claim based on the Released Parties’ breach of Section 3 or 4 of the Mutual Termination of Employment Agreement. Claims released herein include, but are not limited to, discrimination claims based on age, race, sex, religion, national origin, disability, veteran status, or any other employment claim, including claims arising under The Civil Rights Act of 1866, 42 U.S.C. § 1981; Title VII of the Civil Rights Act of 1964; the Americans with Disabilities Act; the Age Discrimination in Employment Act of 1967; the Federal Rehabilitation Act of 1973; the Older Workers’ Benefits Protection Act; the Employee Retirement Income Security Act of 1974; the Fair Labor Standards Act; the Family and Medical Leave Act (to the extent that FMLA claims may be released under governing law), the Indiana Civil Rights Act, the Indiana Wage Payment and Wage Claims Acts, any Federal or State wage and hour laws and all other similar Federal or State statutes; and any and all tort or contract claims, including, but not limited to, breach of contract, breach of good faith and fair dealing, infliction of emotional distress, defamation, or wrongful termination or discharge.

2. The Executive further acknowledges that the Released Parties have advised the Executive to consult with an attorney of the Executive’s own choosing and that the Executive has had ample time and adequate opportunity to thoroughly discuss all aspects of this Release with legal counsel prior to executing this Release.

3. The Executive agrees that the Executive is signing this Release of Executives own free will and is not signing under duress.

4. In the event the Executive is 40 years of age or older, the Executive acknowledges that the Executive has been given a period of 21 days to review and consider a draft of this Release in substantially the form of the copy now being executed and has carefully considered the terms of this Release. The Executive understands that the Executive may use as much or all of the 21-day period as the Executive wishes prior to signing, and the Executive has done so.

5. In the event the Executive is 40 years of age or older, the Executive has been advised and understands that the Executive may revoke this Release within seven days after acceptance. ANY REVOCATION MUST BE IN WRITING AND HAND-DELIVERED TO:

Old National Bancorp

Attn: General Counsel

One Main Street

Evansville, Indiana 47708

NO LATER THAN BY CLOSE OF BUSINESS ON THE SEVENTH DAY FOLLOWING THE DATE OF EXECUTION OF THIS RELEASE.

6. The “Released Parties and their agents,” as used in this Release, means each of the Released Parties, their subsidiaries, affiliated or related corporations or associations, their predecessors, successors, and assigns, and the directors, officers, managers, supervisors, employees, representatives, servants, agents, and attorneys of the entities above described, and all persons acting through, under or in concert with any of them.

7. The Executive agrees to refrain from making any disparaging remarks concerning the Released Parties or their agents. The Released Parties agree to refrain from providing any information to third parties other than confirming dates of employment and job title, unless the Executive gives the Released Parties written authorization to release other information or as otherwise required by law. With respect to the Released Parties, this restriction pertains only to official communications made by the Released Parties’ directors and/or officers and not to unauthorized communications by the Released Parties’ employees or agents. This restriction will not bar the Released Parties from disclosing the Release as a defense or bar to any claim made by the Executive in derogation of this Release.

PLEASE READ CAREFULLY BEFORE SIGNING. EXCEPT AS EXPRESSLY PROVIDED IN PARAGRAPH 1 ABOVE, THIS RELEASE CONTAINS A RELEASE AND DISCHARGE OF ALL KNOWN AND UNKNOWN CLAIMS AGAINST THE RELEASED PARTIES AND THEIR AGENTS EXCEPT THOSE RELATING TO THE ENFORCEMENT OF THIS RELEASE OR THOSE ARISING AFTER THE EFFECTIVE DATE OF THIS RELEASE.

Name	Date

APPENDIX C

CONFIDENTIALITY, NON-SOLICITATION AND

NON-COMPETITION AGREEMENT

THIS CONFIDENTIALITY, NON-SOLICITATION AND NON-COMPETITION AGREEMENT (the “Agreement”) by and between Old National Bank (“Old National Bank”), a national banking association and wholly-owned subsidiary of Old National Bancorp (“ONB”), an Indiana corporation and bank holding company under the Bank Holding Company Act of 1956, as amended, and Randolph F. Williams (the “Executive”), is made and entered on this             day of                     , 2014, but effective as of the Effective Time (as defined herein) on.

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated                     , 2014, by and between LSB Financial Corp. (“LSB”) and ONB (the “Merger Agreement”), LSB will merged with and into ONB (the “Merger”) effective as of the date and time as provided in the Merger Agreement (the “Effective Time”); and

WHEREAS, ONB, as successor in interest by merger to LSB, Old National Bank (“Old National Bank”), as successor in interest by merger to Lafayette Savings Bank, FSB (“LSB Bank”), and the Executive have contemporaneously herewith entered into that certain Mutual Termination of Employment Agreement dated                     , 2014 (the “Termination Agreement”) which terminates the Executive’s Employment Agreement (as defined therein) effective as of the Effective Time; and

WHEREAS, the Termination Agreement provides that Old National Bank and the Executive will enter into this Agreement.

Agreement

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Executive and Old National Bank agree as follows:

TERMS AND CONDITIONS

1. Defined Terms. Throughout this Agreement, when the first letter of a word (or the first letter of each word in a phrase) is capitalized, the word or phrase shall have the meaning specified in Appendix A, unless otherwise defined herein.

2. Term. The term of this Agreement shall begin as of the Effective Time, and shall continue through the date which is two years following the Executive’s Termination of Employment.

3. Use and Disclosure of Confidential Information.

a. The Executive acknowledges and agrees that (i) by virtue of his employment, he will be given access to, and will help analyze, formulate or otherwise use, Confidential Information, (ii) the Employer has devoted (and will devote) substantial time, money, and effort to develop Confidential Information and maintain the proprietary and confidential nature thereof, and (iii) Confidential Information is proprietary and confidential and, if any Confidential Information were disclosed or became known by persons engaging in a business in any way competitive with the Company’s Business, such disclosure would result in hardship, loss, irreparable injury, and damage to the Employer, the measurement of which would be difficult, if not impossible, to determine. Accordingly, the Executive agrees that (i) the preservation and protection of Confidential Information is an essential part of his duties of employment and that, as a result of his employment with the Employing Companies, he has a duty of fidelity, loyalty and trust to the Employing

Companies in safeguarding Confidential Information. The Executive further agrees that he will use his best efforts, exercise utmost diligence, and take all steps necessary to protect and safeguard Confidential Information, whether such information derives from the Executive, other employees of the Employer, Customers, Prospective Customers, or vendors or suppliers of the Employer, and that he will not, directly or indirectly, use, disclose, distribute, or disseminate to any other person or entity or otherwise employ Confidential Information, either for his own benefit or for the benefit of another, except as required in the ordinary course of his employment by the Employing Companies. The Executive shall follow all Employing Company policies and procedures to protect all Confidential Information and shall take any additional precautions necessary under the circumstances to preserve and protect against the prohibited use or disclosure of any Confidential Information.

b. The confidentiality obligations contained in this Agreement shall continue as long as Confidential Information remains confidential (except that the obligations shall continue, if Confidential Information loses its confidential nature through improper use or disclosure, including but not limited to any breach of this Agreement) and shall survive the termination of this Agreement and/or termination of the Executive’s employment with the Employing Companies.

c. From time to time, the Employer may, for its own benefit, choose to place certain Confidential Information in the public domain. The fact that Confidential Information may be made available to the public in a limited form and under limited circumstances does not change the confidential and proprietary nature of such information, and does not release the Executive from his obligations with respect to such Confidential Information.

4. Ownership of Documents and Return of Materials At Termination of Employment.

a. Any and all documents, records and copies thereof, including but not limited to hard copies or copies stored digitally or electronically, pertaining to or including Confidential Information (collectively, “Company Documents”) that are made or received by the Executive during his employment shall be deemed to be property of the Employer. The Executive shall use Company Documents and information contained therein only in the course of his employment for the Employing Companies and for no other purpose. The Executive shall not use or disclose any Company Documents to anyone except as authorized in the course of his employment and in furtherance of the Company’s Business.

b. Upon Termination of Employment, the Executive shall immediately deliver to the Employing Companies (with or without request) all Company Documents and all other Employer property in the Executive’s possession or under his custody or control.

5. Non-Solicitation of Customers and Employees. The Executive agrees that during the Term and for a period of two years following the Termination of the Executive’s Employment, the Executive shall not, directly or indirectly, individually or jointly, (i) solicit in any manner, seek to obtain or service, or accept the business of any Customer for any product or service of the type offered by the Employer or competitive with the Company’s Business, (ii) solicit in any manner, seek to obtain or service, or accept the business of any Prospective Customer for any product or service of the type offered by the Employer or otherwise competitive with the Company’s Business, (iii) request or advise any Customer, Prospective Customer, or supplier of the Employer to terminate, reduce, limit, or change its business or relationship with the Employer, or (iv) induce, request, or attempt to influence any employee of the Employer to terminate his employment with the Employer.

6. Covenant Not to Compete. The Executive hereby understands and acknowledges that, by virtue of his position with the Employing Companies, he has obtained advantageous familiarity and personal contacts with Customers and Prospective Customers, wherever located, and the business, operations, and affairs of the Employer. Accordingly, during the term of this Agreement and for a two-year period following the termination of his employment, the Executive shall not, directly or indirectly:

a. as owner, officer, director, stockholder, investor, proprietor, organizer, employee, agent, representative, consultant, independent contractor, or otherwise, engage in the same trade or business as the

Company’s Business, in the same or similar capacity as the Executive worked for the Employing Companies, or in such capacity as would cause the actual or threatened use of the Employer’s trade secrets and/or Confidential Information; provided, however, that this Subsection shall not restrict the Executive from acquiring, as a passive investment, less than five percent (5%) of the outstanding securities of any class of an entity that are listed on a national securities exchange or actively traded in the over-the-counter market. The Executive acknowledges and agrees that, given the level of trust and responsibility given to him while in the Employing Companies’ employ, and the level and depth of trade secrets and Confidential Information entrusted to him, any immediately subsequent (i.e. within two years) employment with a competitor to the Company’s Business would result in the inevitable use or disclosure of the Employer’s trade secrets and Confidential Information and, therefore, this two-year restriction is reasonable and necessary to protect against such inevitable disclosure; or

b. offer to provide employment or work of any kind (whether such employment is with the Executive or any other business or enterprise), either on a full-time or part-time or consulting basis, to any person who then currently is, or who within two years preceding such offer or provision of employment has been, an employee of the Employer.

The restrictions on the activities of the Executive contained in this Section shall be limited to the 50-mile radius around the City of Lafayette, Indiana.

7. Remedies. The Executive agrees that the Company will suffer irreparable damage and injury and will not have an adequate remedy at law if the Executive breaches any provision of this Agreement. Accordingly, if the Executive breaches or threatens or attempts to breach this Agreement, in addition to all other available remedies, the Company shall be entitled to seek injunctive relief, and no or minimal bond or other security shall be required in connection therewith. The Executive acknowledges and agrees that in the event of termination of this Agreement for any reason whatsoever, the Executive can obtain employment not competitive with the Company’s Business (or, if competitive, outside of the geographic and customer-specific scope described herein) and that the issuance of an injunction to enforce the provisions of this Agreement shall not prevent the Executive from earning a livelihood. The covenants in Sections 5 and 6 are essential terms and conditions to Old National Bank entering into this Agreement, and they shall be construed as independent of any other provision in this Agreement or of any other agreement between the Executive and the Company. The existence of any claim or cause of action that the Executive has against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of Sections 5 and 6 of this Agreement.

8. Periods of Noncompliance and Reasonableness of Periods. The restrictions and covenants described in Sections 5 and 6 shall be deemed not to run during all periods of noncompliance, the intention of the parties being to have such restrictions and covenants apply for the full periods specified in Sections 5 and 6 following the Executive’s Termination of Employment. Old National Bank and the Executive acknowledge and agree that the restrictions and covenants contained in Sections 5 and 6 are reasonable in view of the nature of the Company’s Business and the Executive’s advantageous knowledge of and familiarity with the Company’s Business, operations, affairs, and Customers. Notwithstanding anything contained herein to the contrary, if the scope of any restrictions or covenants contained in Sections 5 and 6 is found by a court of competent jurisdiction to be too broad to permit enforcement of such restrictions or covenants to its full extent, then such restrictions or covenants shall be enforced to the maximum extent permitted by law. The parties hereby acknowledge and agree that a court of competent jurisdiction shall invoke and exercise the blue pencil doctrine to the fullest extent permitted by law to enforce the restrictions and covenants contained in Sections 5 and 6 of this Agreement.

9. Governing Law, Jurisdiction, Venue and Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without reference to the choice of law principles or rules thereof. The parties hereto irrevocably consent to the jurisdiction and venue of the state court for the State of Indiana located in Evansville, Indiana, or the Federal District Court for the Southern District of Indiana, Evansville Division, located in Vanderburgh County, Indiana, and agree that all actions, proceedings, litigation, disputes, or claims relating to or arising out of this Agreement shall be brought and tried only in such courts.

Notwithstanding the foregoing, the Company reserves the right to pursue injunctive relief in any state or federal court of proper jurisdiction and venue. EACH OF THE PARTIES WAIVES ANY RIGHTS THAT IT MAY HAVE TO BRING A CAUSE OF ACTION IN ANY COURT OR IN ANY PROCEEDING INVOLVING A JURY TO THE MAXIMUM EXTENT PERMITTED BY LAW.

10. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns. This Agreement may be assigned, without the prior consent of the Executive to a successor of Old National Bank (and the Executive hereby consents to the assignment of the covenants under this Agreement to a purchaser of all or substantially all of the stock of Old National Bank, by merger or otherwise) and, upon the Executive’s death, this Agreement shall terminate except to the extent any payments remain due Executive in which case the payments shall inure to the benefit of and be enforceable by the Executive’s executors, administrators, representatives, heirs, distributees, devisees, and legatees and all amounts payable hereunder shall be paid to such persons or the estate of the Executive.

11. Entire Agreement. This Agreement comprises the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all earlier agreements (whether oral or written) relating to the subject matter hereof, except for the Termination Agreement.

12. Waiver; Amendment. No provision or obligation of this Agreement may be waived or discharged unless such waiver or discharge is agreed to in writing and signed by the parties to be bound. The waiver by any Party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder. Except as expressly provided otherwise herein, this Agreement may be amended, modified or supplemented only by a written agreement executed by parties to be bound thereto.

13. Severability. All provisions of this Agreement are severable from one another, and the unenforceability or invalidity of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement; provided, however, that should any judicial body interpreting this Agreement deem any provision to be unreasonably broad in time, territory, scope or otherwise, the parties intend for the judicial body, to the greatest extent possible, to reduce the breadth of the provision to the maximum legally allowable parameters rather than deeming such provision totally unenforceable or invalid.

14. Further Assurances. Each of the parties hereto shall do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged and delivered at any time and from time to time upon the request of any other parties hereto, all such further acts, documents and instruments as may be reasonably required to effect any of the transactions contemplated by this Agreement.

15. Notice. Any notice, request, instruction, or other document to be given hereunder to any party shall be in writing and delivered by hand, registered or certified United States mail, return receipt requested, or other form of receipted delivery, with all expenses of delivery prepaid, as follows:

If to the Executive:	If to Old National Bank:

Randolph F. Williams	Old National Bancorp
3611 Chancellor Way	Post Office Box 718
West Lafayette, IN 47906	Evansville, Indiana 47705
ATTENTION: General Counsel

or to such other address as either party hereto may have furnished to the other in writing in accordance with the preceding.

16. Headings. The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation, construction, or enforcement of this Agreement.

17. Review and Consultation. Old National Bank and the Executive hereby acknowledge and agree that each (a) has read this Agreement in its entirety prior to executing it, (b) understands the provisions and effects of this Agreement, (c) has consulted with such attorneys, accountants, and financial and other advisors as it or the Executive has deemed appropriate in connection with their respective execution of this Agreement, and (d) has executed this Agreement voluntarily. THE EXECUTIVE HEREBY UNDERSTANDS, ACKNOWLEDGES, AND AGREES THAT THIS AGREEMENT HAS BEEN PREPARED BY COUNSEL FOR OLD NATIONAL BANK AND THAT THE EXECUTIVE HAS NOT RECEIVED ANY ADVICE, COUNSEL, OR RECOMMENDATION WITH RESPECT TO THIS AGREEMENT FROM OLD NATIONAL BANK OR ITS COUNSEL.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Confidentiality, Non-Solicitation and Non-Competition Agreement as of the day and year first above written.

EXECUTIVE

Randolph F. Williams

OLD NATIONAL BANK

By:

Its:

[Signature Page for Confidentiality, Non-Solicitation and Non-Competition Agreement]

APPENDIX A TO CONFIDENTIALITY, NON-SOLICITATION AND

NON-COMPETITION AGREEMENT DEFINED TERMS

1.	“Company” means ONB, Old National Bank, American National Trust & Investment Management Company d/b/a Old National Trust Company and any other employer that is treated as a single employer with ONB pursuant to Code Section 414(b), (c), or (m).

2.	“Company’s Business” means, collectively, the products and services provided by the Company or acquired from LSB or LSB Bank, including the following:

(a) community banking, including lending activities (including individual loans consisting primarily of home equity lines of credit, residential real estate loans, and/or consumer loans, and commercial loans, including lines of credit, real estate loans, letters of credit, and lease financing) and depository activities (including noninterest-bearing demand, NOW, savings and money market, and time deposits), debit and ATM cards, merchant cash management, internet banking, and other general banking services;

(b) investment and brokerage services, including a full array of investment options and investment advice;

(c) treasury segment, including investment management, wholesale funding, interest rate risk, liquidity and leverage management, capital markets products (including interest rate derivatives, foreign exchange, and industrial revenue bond financing);

(d) wealth management, including fiduciary and trust services, fee-based asset management, and mutual fund management; and

(e) insurance agency services, including full-service insurance brokerage services, such as commercial property and casualty, surety, loss control services, employee benefits consulting and administration, and personal insurance.

3.	“Confidential Information” includes, but is not limited to, the following:

(a) materials, records, documents, data, statistics, studies, plans, writings, and information (whether in handwritten, printed, digital, or electronic form) relating to the Company’s Business that are not generally known or available to or to individuals who work therein other than through a breach of this Agreement;

(b) trade secrets of the Company (as defined in Indiana Code §24-2-3-2, as amended, or any successor statute);

(c) information about the employees;

(d) information about the Company’s compensation policies, structure, and implementation;

(e) hardware, software, and computer programs and technology used by the Company;

(f) Customer and Prospective Customer identities, lists, and databases, including private information related to customer history, loan activity, account balances, and financial information;

(g) strategic, operating, and marketing plans;

(h) lists and databases and other information related to the Company’s vendors;

(i) policies, procedures, practices, and plans related to pricing of products and services;

(j) information related to the Company’s acquisition and divestiture strategy; and

(k) any information that is contemplated in clauses (a) through (j) or that is otherwise confidential in nature which was acquired from LSB and LSB Bank pursuant to the Merger.

Information or documents that are generally available or accessible to the public shall be deemed Confidential Information, if the information is retrieved, gathered, assembled, or maintained by the Company in a manner not available to the public or for a purpose beneficial to the Company.

4.	“Customer” means a person or entity:

(a) who used the products and services provided by the Company at the time of the Executive’s Termination of Employment;

(b) who used the products and services provided by the Company at the time of the Executive’s Termination of Employment and with whom the Executive had direct contact or business oversight on behalf of the Company or the Company’s Business at any time during the period of the Executive’s employment;

(c) who used the products and services provided by the Company within the last 12 months of Executive’s employment with the Company;

(d) who used the products and services provided by the Company within the last 12 months of Executive’s employment with the Company and with whom the Executive had direct contact or business oversight on behalf of the Company or the Company’s Business at any time during the period of the Executive’s employment;

(e) who used the products and services provided by the Company at the time of the Executive’s Termination of Employment and whose name became known to Executive by virtue of Executive’s employment with the Company within the last 12 months of Executive’s employment with the Company;

(f) with whom the Executive had direct contact on behalf of the Company or the Company’s Business at any time during the period of the Executive’s employment and who was a potential consumer of the products or services provided by the Company; or,

(g) who used the products and services provided by LSB and LSB Bank at the time of the Executive’s termination of employment with LSB or Lafayette Savings Bank, FSB and whose name became known to Executive by virtue of Executive’s employment with LSB or LSB Bank within the last 12 months of Executive’s employment with LSB or LSB Bank.

5.	“Prospective Customer” means a person or entity who was the direct target of sales or marketing activity by the Executive or whom the Executive knew was a target of the Company’s sales or marketing activities during the one-year period preceding the Executive’s Termination of Employment.

6.	“Termination of Employment” and capitalized forms and derivations thereof, means the Executive’s “separation from service” within the meaning of Code Section 409A.

Annex B

June 3, 2014

Board of Directors

LSB Financial Corp.

101 Main Street

Lafayette, IN 47901

Ladies and Gentlemen:

LSB Financial Corp. (“LSB”) and Old National Bancorp (“ONB”) are proposing to enter into an Agreement and Plan of Merger dated as of June 3, 2014 (the “Agreement”), pursuant to which LSB will be merged with and into ONB (the “Merger”), with ONB surviving the Merger. Pursuant to the terms of the Agreement, upon the effective date of the Merger, each share of LSB Common Stock (except for certain shares of LSB Common Stock as specified in the Agreement), shall be converted into the right to receive, without interest, (i) 2.269 shares of ONB Common Stock and (ii) an amount in cash equal to $10.63 (the right to receive the consideration described in clauses (i) and (ii) above, the “Merger Consideration”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of LSB Common Stock (other than (i) shares held as treasury stock of LSB and (ii) shares held directly or indirectly by ONB, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any).

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of LSB that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of ONB that we deemed relevant; (iv) certain internal financial information and other data relating to the business and financial prospects of LSB that were provided to us by the management of LSB and not publicly available, including financial forecasts and estimates prepared by the management of LSB for the years ending December 31, 2014 through December 31, 2017 and an earnings growth rate for the year ending December 31, 2018 provided by senior management of LSB (such forecasts, the “LSB Forecasts”); (v) median publicly available analyst earnings estimates for ONB for the years ending December 31, 2014 through December 31, 2015, and earnings estimates for the years ending December 31, 2015 through December 31, 2018 based on balance sheet and earnings growth rates provided by senior management of ONB; (vi) the pro forma financial impact of the Merger on ONB, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings as prepared by senior management of ONB and discussed with senior

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management at each of LSB and ONB; (vii) the publicly reported historical price and trading activity for LSB’s and ONB’s common stock, including a comparison of certain financial and stock market information for LSB and ONB and similar publicly available information for certain other similar companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations among other similar companies in the commercial banking sector, to the extent publicly available; (ix) the current market environment generally and the commercial banking sector in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of LSB the business, financial condition, results of operations and prospects of LSB and held similar discussions with certain members of senior management of ONB regarding the business, financial condition, results of operations and prospects of ONB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by LSB or ONB or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied, at the direction of LSB, without independent verification or investigation, on the assessments of the management of LSB as to its existing and future relationships with key employees and partners, clients, products and services and we have assumed, with your consent, that there will be no developments with respect to any such matters that would affect our analyses or opinion. We have further relied on the assurances of the respective managements of LSB and ONB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of LSB and ONB or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of LSB and ONB. We did not make an independent evaluation of the adequacy of the allowance for loan losses of LSB or ONB, or the combined entity after the Merger and we have not reviewed any individual credit files relating to LSB and ONB.

In preparing its analyses, Sandler O’Neill used internal projections and long-term growth rates provided by senior management of LSB and ONB, as discussed with senior management of LSB and ONB, and publicly available earnings estimates and earnings growth rates for ONB as discussed with senior management of ONB. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, accounting adjustments, expected cost savings and other synergies which were prepared by and reviewed with the senior management of ONB. With respect to those projections, estimates and judgments, the respective managements of LSB and ONB confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of LSB and ONB, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have also assumed that there has been no material change in LSB’s or ONB’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us.

We have assumed in all respects material to our analysis that LSB and ONB will remain as going concerns for all periods relevant to our analyses. We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that

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each of the parties to such agreements will perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements are not waived; (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on LSB, ONB or the Merger; (iii) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements; and (iv) the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice LSB has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of LSB Common Stock and ONB Common Stock after the date of this opinion or what the value of ONB Common Stock will be once it is actually received by the holders of LSB Common Stock.

We have acted as financial advisor to the Board of Directors of LSB in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee in connection with this fairness opinion. LSB has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to LSB and ONB and their affiliates. We may also actively trade the equity and debt securities of LSB and ONB or their affiliates for our own account and for the accounts of our customers.

This letter is directed to the Board of Directors of LSB in connection with its consideration of the Merger. This letter does not constitute a recommendation to any shareholder of LSB as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion addresses the fairness of the Merger Consideration to the holders of LSB Common Stock (other than (i) shares held as treasury stock of LSB and (ii) shares held directly or indirectly by ONB, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any), from a financial point of view. Our opinion does not address the underlying business decision of LSB to engage in the Merger, the form or structure of the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for LSB or the effect of any other transaction in which LSB might engage. This opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the amount of compensation to be received in the Merger by any LSB officer, director or employee, relative to the amount of compensation to be received by any other shareholder of LSB.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of LSB Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

Sandler O’Neill & Partners, L.P.

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